2/25

[redacted]

08000892

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Great West Lifeco Inc

*CURRENT ADDRESS

**FORMER NAME

BEST AVAILABLE COPY

**NEW ADDRESS

PROCESSED
FEB 26 2008
THOMSON FINANCIAL

FILE NO. 82- 34728 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 2/25/08

Exemption # 82-34728

GREAT-WEST
LIFECO INC.

12-31-07
AR/S

For the year 2007

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS

(in $ millions except per share amounts)

	For the three months ended December 31			For the twelve months ended December 31		
	2007	2006	% Change	2007	2006	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 5,764**	$ 5,997	-4%	**$ 18,753**	$ 17,752	6%
Self-funded premium equivalents (ASO contracts)	**570**	546	4%	**2,233**	2,145	4%
Segregated funds deposits:						
Individual products	**1,935**	2,415	-20%	**9,183**	8,420	9%
Group products	**1,460**	1,399	4%	**5,788**	5,240	10%
Proprietary mutual funds deposits (1)	**9,531**	178	-	**15,964**	629	-
Total premiums and deposits	**19,260**	10,535	83%	**51,921**	34,186	52%
Fee and other income	**861**	503	71%	**2,703**	1,894	43%
Paid or credited to policyholders	**6,858**	6,447	6%	**19,224**	19,660	-2%
Net income - common shareholders before adjustments	**537**	491	9%	**2,153**	1,875	15%
Adjustments after tax (2)	**-**	-	-	**97**	-	-
Net income - common shareholders	**537**	491	9%	**2,056**	1,875	10%
Per common share						
Basic earnings before adjustments	**$ 0.601**	$ 0.550	9%	**$ 2.413**	$ 2.104	15%
Adjustments after tax (2)	**-**	-	-	**0.109**	-	-
Basic earnings	**0.601**	0.550	9%	**2.304**	2.104	10%
Dividends paid	**0.275**	0.240	15%	**1.060**	0.9275	14%
Book value				**10.98**	11.24	-2%
Return on common shareholders' equity:						
Net income before adjustments (2)				**21.6%**	20.1%	
Net income				**20.7%**	20.1%	
At December 31						
Total assets				**$ 118,388**	$ 120,528	-2%
Segregated funds net assets				**89,181**	90,146	-1%
Proprietary mutual funds net assets				**186,594**	1,907	-
Total assets under administration				**$ 394,163**	$ 212,581	85%
Share capital and surplus				**$ 10,908**	$ 11,114	-2%

(1) Includes Putnam Investments, LLC mutual funds deposits.

(2) During 2007, net income attributable to common shareholders was reduced by $97 after-tax as a result of a provision for certain Canadian retirement plans. Net income, basic earnings per common share and return on common shareholders' equity are presented before adjustments, as a non-GAAP financial measure of earnings performance.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS

(in $ millions except per share amounts)

	For the years ended December 31	
	2007	2006
	(note 1(a))	
Income		
Premium income	$ 18,753	$ 17,752
Net investment income (note 4)		
Regular net investment income	5,565	5,836
Changes in fair value on held for trading assets	(1,098)	-
Total net investment income	4,467	5,836
Fee and other income	2,703	1,894
	25,923	25,482
Benefits and expenses		
Policyholder benefits	16,186	14,742
Policyholder dividends and experience refunds	1,137	1,124
Change in actuarial liabilities	1,901	3,794
Total paid or credited to policyholders	19,224	19,660
Commissions	1,366	1,254
Operating expenses	2,260	1,693
Premium taxes	225	235
Financing charges (note 9)	269	202
Amortization of finite life intangible assets	32	18
Net income from continuing operations before income taxes	2,547	2,420
Income taxes - current	696	459
- future	(216)	63
Net income from continuing operations before non-controlling interests	2,067	1,898
Non-controlling interests (note 13)	159	162
Net income from continuing operations	1,908	1,736
Net income from discontinued operations (note 2)	203	191
Net income	2,111	1,927
Perpetual preferred share dividends	55	52
Net income - common shareholders	$ 2,056	$ 1,875
Earnings per common share (note 17)		
Basic	$ 2.304	$ 2.104
Diluted	$ 2.287	$ 2.089

CONSOLIDATED BALANCE SHEETS

(in $ millions)

	December 31, 2007 (note 1(a))	December 31, 2006
Assets		
Bonds (note 4)	$ 65,069	$ 64,946
Mortgage loans (note 4)	15,869	15,334
Stocks (note 4)	6,543	4,766
Real estate (note 4)	2,547	2,216
Loans to policyholders	6,317	6,776
Cash and cash equivalents	3,650	3,059
Funds held by ceding insurers	1,512	12,371
Assets of operations held for sale (note 2)	697	866
Goodwill (note 6)	6,295	5,393
Intangible assets (note 6)	3,917	1,570
Other assets (note 7)	5,972	3,231
Total assets	$ 118,388	$ 120,528
Liabilities		
Policy liabilities		
Actuarial liabilities (note 8)	$ 87,681	$ 89,379
Provision for claims	1,315	1,179
Provision for policyholder dividends	600	568
Provision for experience rating refunds	310	437
Policyholder funds	2,160	2,084
	92,066	93,647
Debentures and other debt instruments (note 10)	5,241	1,980
Funds held under reinsurance contracts	164	1,822
Other liabilities (note 11)	5,211	3,918
Liabilities of operations for sale (note 2)	428	599
Repurchase agreements	344	974
Deferred net realized gains (note 4)	179	2,825
	103,633	105,765
Preferred shares (note 14)	786	756
Capital trust securities and debentures (note 12)	639	646
Non-controlling interests (note 13)		
Participating account surplus in subsidiaries	2,103	1,884
Preferred shares issued by subsidiaries	157	209
Perpetual preferred shares issued by subsidiaries	152	154
Non-controlling interests in capital stock and surplus	10	-
Share capital and surplus		
Share capital (note 14)		
Perpetual preferred shares	1,099	1,099
Common shares	4,709	4,676
Accumulated surplus	6,599	5,858
Accumulated other comprehensive income	(1,533)	(547)
Contributed surplus	34	28
	10,908	11,114
Total liabilities, share capital and surplus	$ 118,388	$ 120,528

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENTS OF SURPLUS

(in $ millions)

	For the years ended December 31	
	2007	2006
Accumulated surplus		
Balance, beginning of year	**$ 5,858**	$ 4,860
Change in accounting policy (note 1(a))	**(368)**	-
Net income	**2,111**	1,927
Common share cancellation excess	**-**	(45)
Share issue costs - preferred shares	**-**	(6)
Dividends to shareholders		
Perpetual preferred shareholders	**(55)**	(52)
Common shareholders	**(947)**	(826)
Balance, end of year	**$ 6,599**	$ 5,858
Accumulated other comprehensive income, net of income taxes (note 18)		
Balance, beginning of year	**$ (547)**	$ (849)
Change in accounting policy (note 1(a))	**257**	-
Other comprehensive income	**(1,243)**	302
Balance, end of year	**$ (1,533)**	$ (547)
Contributed surplus		
Balance, beginning of year	**$ 28**	$ 19
Stock option expense		
Current year expense (note 15)	**8**	10
Exercised	**(2)**	(1)
Balance, end of year	**$ 34**	$ 28

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED COMPREHENSIVE INCOME

(in $ millions)

	For the years ended December 31	
	2007 (note 1(a))	2006
Net income	**$ 2,111**	$ 1,927
Other comprehensive income (loss), net of income taxes		
Unrealized foreign exchange gains (losses) on translation of foreign operations, net of tax of $0 in 2007 ($0 in 2006)	**(1,210)**	302
Unrealized gains (losses) on available for sale assets, net of tax of $15 in 2007 ($0 in 2006)	**(52)**	-
Unrealized gains (losses) on cash flow hedges, net of tax of $13 in 2007 ($0 in 2006)	**(23)**	-
Reclassification of realized gains (losses) on available for sale assets, net of tax of $20 in 2007 ($0 in 2006), to net income	**(45)**	-
Reclassification of realized gains (losses) on cash flow hedges, net of tax of $(19) in 2007 ($0 in 2006), to net investment in self-sustaining foreign operations	**36**	-
Non-controlling interests (note 13)	**51**	-
	(1,243)	302
Comprehensive income	**$ 868**	$ 2,229

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in $ millions)

	For the years ended December 31	
	2007	2006
Operations		
Net income	**$ 2,111**	$ 1,927
Adjustments:		
Change in policy liabilities	**159**	1,560
Change in funds held by ceding insurers	**658**	386
Change in funds held under reinsurance contracts	**65**	(141)
Change in current income taxes payable	**(129)**	(75)
Future income tax expense	**(216)**	63
Changes in fair value of financial instruments	**1,058**	-
Other	**25**	92
Cash flows from operations	**3,731**	3,812
Financing Activities		
Issue of common shares	**33**	25
Issue of preferred shares	**-**	300
Purchased and cancelled common shares	**-**	(54)
Redemption of preferred shares	**(1)**	(31)
Redemption of preferred shares in subsidiary	**(52)**	-
Issue of debentures	**1,000**	-
Issue of five year term facility in subsidiary	**495**	-
Issue of subordinated debentures in subsidiary	**-**	351
Drawdown on credit facility	**3,007**	-
Repayments on credit facility	**(1,055)**	-
Repayment of subordinated debentures in subsidiary	**-**	(250)
Repayment of debentures and other debt instruments	**(3)**	(22)
Share issue costs	**-**	(6)
Dividends paid	**(1,002)**	(878)
	2,422	(565)
Investment Activities		
Bond sales and maturities	**24,436**	30,162
Mortgage loan repayments	**1,833**	2,147
Stock sales	**2,459**	1,334
Real estate sales	**169**	181
Change in loans to policyholders	**(265)**	(18)
Change in repurchase agreements	**(686)**	94
Acquisition of business (note 2)	**(4,155)**	1,467
Disposal of business	**6**	-
Investment in bonds	**(21,848)**	(33,636)
Investment in mortgage loans	**(3,225)**	(2,792)
Investment in stocks	**(3,185)**	(1,713)
Investment in real estate	**(740)**	(631)
	(5,201)	(3,405)
Effect of changes in exchange rates on cash and cash equivalents	**(359)**	280
Increase in cash and cash equivalents	**593**	122
Cash and cash equivalents from continuing and discontinued operations, beginning of year	**3,083**	2,961
Cash and cash equivalents from discontinued operations, end of year	**(26)**	(24)
Cash and cash equivalents from continuing operations, end of year	**$ 3,650**	$ 3,059
Supplementary cash flow information		
Income taxes paid	**$ 852**	$ 496
Interest paid	**$ 276**	$ 216

Notes to Consolidated Financial Statements

(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

The consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) have been prepared in accordance with Canadian generally accepted accounting principles and include the consolidated accounts of its major operating subsidiary companies, The Great-West Life Assurance Company (Great-West Life), Great-West Life & Annuity Insurance Company (GWL&A) and Putnam Investments, LLC (Putnam LLC). The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. The valuation of actuarial liabilities, income taxes and pension plans and other post retirement benefits are the most significant components of the Company's financial statements subject to management estimates. Actual results could differ from those estimates. The significant accounting policies are as follows:

(a) Changes in Accounting Policy

On January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA): Handbook Section 1530, *Comprehensive Income*, Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3865, *Hedges*; and Section 4211, *Life Insurance Enterprises*. The Company also adopted The Office of the Superintendent of Financial Institutions Canada Guideline D-10, *Accounting for Financial Instruments Designated as "Held for Trading" (Fair Value Option)*(OSFI D-10), which provides additional guidance to certain federally regulated financial institutions, including life insurance companies.

Under the new guidance, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are recognized at fair value on the Consolidated Balance Sheets while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method. The standards allow the Company to designate certain financial instruments, on initial recognition, as held for trading. This option has been limited by the requirements of OSFI D-10.

Changes in the fair value of financial instruments classified as held for trading are reported in net income. Unrealized gains or losses on financial instruments classified as available for sale are reported in other comprehensive income and will be reported in net income when they are realized by the Company.

The new guidance introduces the concept of consolidated other comprehensive income, which tracks unrealized gains and losses experienced by the Company on certain investments and derivative instruments, and the currency translation account movement. Consolidated other comprehensive income together with consolidated net income provides the financial statement reader with consolidated comprehensive income. Consolidated comprehensive income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheets including currency translation gains and losses on self-sustaining foreign subsidiary operations.

Unless otherwise stated below, financial assets and liabilities will remain on the Consolidated Balance Sheets at amortized cost.

Certain investments, primarily investments actively traded in a public market, and certain financial liabilities are measured at their fair value. Investments backing actuarial liabilities, investments backing participating account surplus in The Canada Life Assurance Company (Canada Life), and preferred shares classified as liabilities are designated as held for trading using the fair value option. Changes in the fair value of these investments flow through net income. This impact is largely offset by corresponding changes in the actuarial liabilities which also flow through net income. Investments backing shareholder capital and surplus, with the exception of the investments backing participating account surplus in Canada Life, are classified as available for sale. Unrealized gains and losses on these investments flow through other comprehensive income until they are realized. Certain investment portfolios are classified as held for trading as a reflection of their underlying nature. Changes in the fair value of these investments flow through net income. There has been no change to the Company's method of accounting for real estate or loans.

Derivative instruments, previously off-balance sheet, are recognized at their fair value on the Consolidated Balance Sheets (note 7 and 11). Changes in the fair value of derivatives are recognized in net income except for derivatives designated as effective cash flow hedges.

Derivatives embedded in financial instruments, or other contracts, which are not closely related to the host financial instrument, or contract, must be bifurcated and recognized independently. The Company chose a transition date of January 1, 2003 for embedded derivatives and therefore will only be required to account separately for those embedded derivatives in hybrid instruments issued, acquired or substantially modified after that date. The change in accounting policy related to embedded derivatives did not have a significant impact on the financial statements of the Company.

Three types of hedging relationships are permitted under the new guidance: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. Changes in fair value hedges are recognized in net income. The effective portion of cash flow hedges and hedges of net investments in self-sustaining foreign operations is recorded in other comprehensive income until the variability in cash flows being hedged is recognized in net income.

Trade-date accounting will be used to account for all regular-way purchase or sale of investments traded on a public market and derivative instruments. Settlement-date accounting will be used to account for all regular-way purchase or sale of investments not traded on a public market.

Transaction costs for financial assets and liabilities classified or designated as held for trading will be recognized immediately in net income. Transaction costs for financial assets classified as available for sale or loans and receivables will be added to the value of the instrument at acquisition and be taken into net income using the effective interest rate method. Transaction costs for financial liabilities classified as other than held for trading will be recognized immediately in net income.

On January 1, 2007, transition adjustments were made to certain existing financial instruments to adjust their carrying value to market, to recognize derivative financial instruments on the balance sheet, to eliminate the recognition of deferred realized gains with corresponding adjustments to actuarial liabilities and opening accumulated surplus.

The following table summarizes the adjustments made to adopt the new standards:

	December 31, 2006 as reported (note 1(w))	Opening adjustments	Adjusted January 1, 2007
Assets			
Bonds	$ 65,246	$ (65,246)	$ -
Classified as available for sale	-	5,675	5,675
Classified as held for trading	-	48,799	48,799
Designated as held for trading	-	1,650	1,650
Loans and receivables	-	10,035	10,035
	65,246	913	66,159
Mortgage loans	15,334	(46)	15,288
Stocks	4,766	(4,460)	306
Classified as available for sale	-	904	904
Classified as held for trading	-	4,210	4,210
	4,766	654	5,420
All other assets	35,182	(43)	35,139
Total assets	$ 120,528	$ 1,478	$ 122,006
Liabilities			
Policy liabilities	$ 93,978	$ 3,896	$ 97,874
Funds held under reinsurance contracts	1,822	121	1,943
Deferred net realized gains	2,821	(2,628)	193
Preferred share liability (Series D and E)	756	71	827
All other liabilities	7,790	-	7,790
	107,167	1,460	108,627
Non-controlling interests			
Participating account surplus in subsidiaries	1,884	129	2,013
Other non-controlling interests	363	-	363
Share capital and surplus			
Share capital	5,775	-	5,775
Shareholder surplus			
Accumulated surplus	5,858	(368)	5,490
Accumulated other comprehensive income	-	(290)	(290)
Contributed surplus	28	-	28
Currency translation account	(547)	547	-
	11,114	(111)	11,003
Total liabilities, share capital and surplus	$ 120,528	$ 1,478	$ 122,006

(b) Portfolio Investments

Portfolio investments are classified as held for trading, available for sale, held to maturity, loans and receivables or as non-financial instruments based on management's intention or characteristics of the investment. The Company currently has not classified any investments as held to maturity.

Investments in bonds and stocks actively traded on a public market are designated or classified as either held for trading or classified as available for sale on a trade date basis, based on management's intention. Held for trading investments are recognized at fair value on the Consolidated Balance Sheets with realized and unrealized gains and losses reported in the Summary of Consolidated Operations. Available for sale investments are recognized at fair value on the Consolidated Balance Sheets with unrealized gains and losses recorded in other comprehensive income. Realized gains and losses are reclassified from other comprehensive income and recorded in the Summary of Consolidated Operations when the available for sale investment is sold. Interest income earned on both held for trading and available for sale bonds is recorded as investment income earned in the Summary of Consolidated Operations.

Investments in equity instruments where a market value cannot be determined are classified as available for sale and carried at cost. Investments in stocks for which the company exerts significant influence over but does not control are accounted for using the equity method of accounting (see note 4).

Investments in mortgages and bonds not actively traded on a public market are classified as loans and receivables and are carried at amortized cost net of any allowance for credit losses. Interest income earned and realized gains and losses on the sale of investments classified as loans and receivables are recorded in the Summary of Consolidated Operations and included in investment income earned.

Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $210 ($178 in 2006) on the Consolidated Balance Sheets. The carrying value is adjusted towards market value at a rate of 3% per quarter. Net realized gains and losses are included in Deferred Net Realized Gains on the Consolidated Balance Sheets and are deferred and amortized to income at a rate of 3% per quarter on a declining balance basis.

Market values for publicly traded bonds are determined using quoted market prices. Market values for bonds where there is no active market and mortgages are determined by discounting expected future cash flows related to the bond or mortgage at market interest rates. Market values for public stocks are generally determined by the last bid price for the security from the exchange where it is principally traded. Market values for stocks for which there is no active market are determined by discounting expected future cash flows based on expected dividends and where future cash flows can not be estimated, market value is estimated to be equal to cost. Market values for all real estate are determined annually based on a combination of the most recent independent appraisal and current market data available. Appraisals of all real estate are conducted at least once every three years by independent qualified appraisers.

Prior to January 1, 2007, investments in bonds were carried at amortized cost. Net realized gains and losses on the sale of bonds and mortgage loans were deferred and amortized over the period to maturity of the investment sold. Investments in stocks were carried at cost plus a moving average market value adjustment. The carrying value was adjusted towards market value at a rate of 5% per quarter. Net realized gains and losses were deferred and amortized to income at a rate of 5% per quarter on a declining balance basis.

(c) Transaction Costs

Transaction costs are expensed as incurred for financial instruments classified or designated as held for trading. Transaction costs for financial assets classified as available for sale or loans and receivables are added to the value of the instrument at acquisition and taken into net income using the effective interest rate method. Transaction costs for financial liabilities classified as other than held for trading are recognized immediately in net income.

Prior to January 1, 2007, transaction costs for financial assets and liabilities were deferred and amortized over the period to maturity of the security.

(d) Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash, current operating accounts, overnight bank and term deposits with original maturity of three months or less, and fixed-income securities with an original term to maturity of three months or less. Net payments in transit and overdraft bank balances are included in other liabilities. Carrying value of cash and cash equivalents approximates their fair value.

(e) Trading Account Assets

Trading account assets consist of investments in Putnam sponsored funds, which are carried at fair value based on the last reported net asset value. Investments in these assets are included in other assets on the Consolidated Balance Sheets with realized and unrealized gains and losses reported in the Summary of Consolidated Operations.

(f) Financial Liabilities

Financial liabilities, other than actuarial liabilities and certain preferred shares, are classified as other liabilities. Other liabilities are initially recorded on the Consolidated Balance Sheets at fair value and subsequently carried at amortized cost using the effective interest rate method with amortization expense recorded in the Summary of Consolidated Operations. The Company has designated outstanding Preferred Shares Series D and Series E as held for trading in the Consolidated Balance Sheets with changes in fair value reported in the Summary of Consolidated Operations.

(g) Derivative Financial Instruments

The Company uses derivative products as risk management instruments to hedge or manage asset, liability and capital positions, including revenues. The Company's policy guidelines prohibit the use of derivative instruments for speculative trading purposes.

Derivative financial instruments used by the Company are summarized in note 21, which includes disclosure of the maximum credit risk, future credit exposure, credit risk equivalent and risk weighted equivalent as prescribed by OSFI.

All derivatives including those that are embedded in financial and non financial contracts that are not closely related to the host contracts are recorded at fair value on the Consolidated Balance Sheets in other assets and other liabilities (note 7 and 11). The method of recognizing unrealized and realized fair value gains and losses depends on whether the derivatives are designated as hedging instruments. For derivatives that are not designated as hedging instruments, unrealized and realized gains and losses are recorded in net investment income on the Summary of Consolidated Operations. For derivatives designated as hedging instruments, unrealized and realized gains and losses are recognized according to the nature of the hedged item.

To qualify for hedge accounting, the relationship between the hedged item and the hedging instrument must meet several strict conditions on documentation, probability of occurrence, hedge effectiveness and reliability of measurement. If these conditions are not met, then the relationship does not qualify for hedge accounting treatment and both the hedged item and the hedging instrument are reported independently as if there was no hedging relationship.

Where a hedging relationship exists, the Company documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. This process includes linking derivatives that are used in hedging transactions to specific assets and liabilities on the balance sheet or to specific firm commitments or transactions. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items. Hedge effectiveness is reviewed quarterly through a combination of critical terms matching and correlation testing.

Prior to January 1, 2007, for interest rate swaps and options interest income was adjusted to reflect the interest receivable and interest payable under the interest rate swaps. Realized gains and losses associated with these derivatives were deferred and amortized to net investment income. Prior to January 1, 2007, for cross-currency swaps the carrying value of the hedged item was adjusted to reflect the amount of the currency swapped and interest income was adjusted to reflect the interest receivable and interest payable under the swaps.

<u>Derivatives not designated as hedges for accounting purposes</u>

For derivative investments not designated as accounting hedges, changes in fair value are recorded in net investment income

Fair value hedges

For fair value hedges, changes in fair value of both the hedging instrument and the hedged item are recorded in net investment income and consequently any ineffective portion of the hedge is recorded immediately to net investment income.

The Company currently has no derivatives designated as fair value hedges.

Cash flow hedges

Certain interest rate futures, interest rate swaps and cross-currency swaps are used to hedge cash flows. For cash flow hedges, the effective portion of the changes in fair value of the hedging instrument are recorded in the same manner as the hedged item in either net investment income or OCI while the ineffective portion is recognized immediately in net investment income. Gains and losses that accumulate in OCI are recorded in net investment income in the same period the hedged item affects net income. Gains and losses on cash flow hedges are immediately reclassified from other comprehensive income to net investment income if and when it is probable that a forecasted transaction is no longer expected to occur.

The ineffective portion of the cash flow hedges during 2007 and the anticipated net gains (losses) reclassified to accumulated other comprehensive income within the next twelve months are less than $1. The maximum time frame for which variable cash flows are hedged is 37 years.

Net Investment Hedges

Foreign exchange forward contracts are used to hedge net investment in its foreign operations. Changes in the fair value of these hedges are recorded in accumulated other comprehensive income. Hedge accounting is discontinued when the hedging no longer qualifies for hedge accounting.

Prior to January 1, 2007, the gains and losses on contracts related to net investment in foreign operations were included in the currency translation account which was part of capital stock and surplus.

(h) Foreign Currency Translation

The Company follows the current rate method of foreign currency translation for its net investment in its self-sustaining foreign operations. Under this method, assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet dates and all income and expense items are translated at an average of daily rates. Unrealized foreign currency translation gains and losses on the Company's net investment in its self-sustaining foreign operations are presented separately as a component of other comprehensive income. Unrealized gains and losses will be recognized proportionately in net investment income on the Summary of Consolidated Operations when there has been a net permanent disinvestment in the foreign operations. Foreign currency translation gains and losses on foreign currency transactions of the Company are included in net investment income and are not material to the financial statements of the Company.

(i) Loans to Policyholders

Loans to policyholders are shown at their unpaid balance and are fully secured by the cash surrender values of the policies. Carrying value of loans to policyholders approximates their fair value.

(j) Funds Held by Ceding Insurers/Funds Held Under Reinsurance Contracts

Under certain forms of reinsurance contracts, it is customary for the ceding insurer to retain possession of the assets supporting the liabilities ceded. The Company records an amount receivable from the ceding insurer or payable to the reinsurer representing the premium due. Investment revenue on these funds withheld is credited by the ceding insurer.

(k) Goodwill and Intangible Assets

Goodwill represents the excess of purchase consideration over the fair value of net assets of acquired subsidiaries of the Company. Intangible assets represent finite life and indefinite life intangible assets of acquired subsidiaries of the Company. Finite life intangible assets include the value of customer contracts and distribution channels. These intangible assets are amortized over their estimated useful lives, generally not exceeding 20 years and 30 years respectively. The Company tests goodwill and indefinite life intangible assets for impairment on an annual basis by reviewing the fair value of the related businesses and the intangible assets. Goodwill and intangible assets are written down when impaired to the extent that the carrying value exceeds the estimated fair value.

(l) Revenue recognition

Premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.

The Company's premium revenues, total paid or credited to policyholders and policy liabilities are all shown net of reinsurance amounts ceded to, or including amounts assumed from, other insurers.

Fee and other income is recognized when earned and primarily includes fees earned from the management of segregated fund assets, proprietary mutual funds assets, fees earned on the administration of administrative services only (ASO) Group health contracts and fees earned from management services.

(m) Fixed assets

Included in other assets are fixed assets that are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from 3 to 15 years. Amortization of fixed assets included in the Summary of Consolidated Operations is $95 ($77 in 2006).

(n) Actuarial liabilities

Actuarial liabilities represent the amounts required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commission and policy administrative expenses for all insurance and annuity policies in force with the Company. The Appointed Actuaries of the Company's subsidiary companies are responsible for determining the amount of the actuarial liabilities to make appropriate provision for the Company's obligations to policyholders. The Appointed Actuaries determine the actuarial liabilities using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries. The valuation uses the Canadian Asset Liability Method (CALM). This method involves the projection of future events in order to determine the amount of assets that must be set aside currently to provide for all future obligations and involves a significant amount of judgment. Actuarial liabilities of the Company are discussed in note 8.

(o) Income Taxes

The Company uses the liability method of income tax allocation. Current income taxes are based on taxable income and future income taxes are based on taxable temporary differences. The income tax rates used to measure income tax assets and liabilities are those rates enacted or substantively enacted at the balance sheet date (see note 20).

(p) Repurchase Agreements

The Company enters into repurchase agreements with third-party broker-dealers in which the Company sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

(q) Pension Plans and Other Post Retirement Benefits

The Company's subsidiaries maintain contributory and non-contributory defined benefit pension plans for certain employees and advisors. The Company's subsidiaries also maintain defined contribution pension plans for certain employees and advisors. The cost of defined pension benefits is charged to earnings using the projected benefit method prorated on services (see note 16).

The Company's subsidiaries also provide post-retirement health, dental and life insurance benefits to eligible employees, advisors and their dependents. The cost of post-retirement health, dental and life insurance benefits is charged to earnings using the projected benefit method prorated on services (see note 16).

(r) Stock Based Compensation

The Company follows the fair value based method of accounting for the valuation of compensation expense for options granted to employees under its stock option plan (see note 15). Compensation expense is recognized as an increase to compensation expense and an increase to contributed surplus over the vesting period of the granted options. When options are exercised, the proceeds received, along with the amount in contributed surplus, is transferred to share capital.

(s) Earnings Per Common Share

Earnings per common share is calculated using net income after preferred share dividends and the weighted average number of common shares outstanding. The treasury stock method is used for calculating diluted earnings per common share (see note 17).

(t) Geographic Segmentation

The Company has significant operations in Canada, the United States and Europe. Reinsurance operations and operations in all countries other than Canada and the United States are reported as part of the Europe segment.

(u) Consolidation of Variable Interest Entities

The Company adopted the Emerging Issues Committee (EIC) of the CICA EIC-163, *Determining the Variability to be Considered in Applying AcG-15* on January 1, 2007. EIC-163 provides additional guidance on consolidation of variable interest entities. This change in accounting policy did not have a material impact to the financial statements of the Company.

(v) New Accounting Requirements

Capital Disclosures
Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 1535, *Capital Disclosures*. The section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and will not impact financial results of the Company.

Financial Instrument Disclosure and Presentation
Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections will replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement*.

(w) Comparative Figures

Certain of the 2006 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year. This reclassification has resulted in an increase in total assets of $65 at December 31, 2006, with a corresponding increase in total liabilities.

In accordance with the provisions in the new Financial Instruments accounting policies adopted January 1, 2007, comparative figures have not been restated to reflect the new accounting policies. The Currency Translation Account previously presented separately on the Consolidated Balance Sheets has been reclassified to other comprehensive income in 2006.

2. Acquisitions and Disposals

(a) On August 3, 2007, Lifeco acquired the asset management business of Putnam Investments Trust (Putnam), and Great-West Life and Canada Life acquired Putnam's 25% interest in T.H. Lee Partners (T.H. Lee), from Marsh & McLennan Companies Inc. representing an aggregate transaction value of approximately $4.2 billion including transaction costs.

Financing of the transaction is described in note 10.

The initial allocation of the purchase price is summarized as follows:

Value of assets acquired:		
Cash and certificates of deposit	$	74
Stocks		441
Other assets		1,827
	$	2,342
Value of liabilities assumed:		
Other liabilities	$	1,629
Non-controlling interests		2
		1,631
Fair value of net assets acquired	$	711
Total purchase consideration:		
Cash	$	4,143
Transaction and related costs, net of income taxes		91
		4,234
Goodwill and intangible assets on acquisition (1)	$	3,523
Finite life intangibles	$	184
Indefinite life intangibles		2,388
Goodwill		951
Goodwill and intangible assets on acquisition (1)	$	3,523

(1) The final allocation of the purchase price to intangible assets acquired should be completed in 2008.

The amounts assigned to the assets acquired and liabilities assumed and associated goodwill and intangible assets may be adjusted when the allocation process has been finalized. Included in other liabilities assumed are accruals for Putnam costs of $154 related to planned restructuring and exit activities involving operations and systems, compensation and facilities costs (refer to note 3).

Results of Putnam are included in the Summary of Consolidated Operations from the date of acquisition. Putnam offers investment management products and services, mainly in the United States.

(b) During the fourth quarter of 2007, Lifeco announced that GWL&A signed a definitive agreement to sell its health care business, Great-West Healthcare. The transaction has an enterprise value of U.S. $2.25 billion and is expected to close during the first half of 2008, subject to regulatory and certain other approvals. As part of the transaction GWL&A will receive approximately U.S. $1.5 billion in cash and will retain an estimated U.S. $750 million representing the amount of equity invested in the business at the anticipated closing date. In accordance with CICA Handbook Section 3475, *Disposal of Long-lived Assets and Discontinued Operations* the operating results and assets and liabilities of the health care business have been presented as discontinued operations in the financial statements of the Company.

After tax net income of the health care business presented as discontinued operations on the Summary of Consolidated Operations is comprised of the following:

	2007	2006
Income		
Premium income	**$ 983**	$ 972
Net investment income	**81**	74
Fee and other income	**765**	794
	1,829	1,840
Benefits and expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**851**	848
Other	**688**	708
Amortization of finite life intangible assets	**1**	-
Net income from continuing operations before income taxes	**289**	284
Income taxes	**86**	93
Net income from discontinued operations	**$ 203**	$ 191

On the Consolidated Balance Sheets assets and liabilities of operations held for sale are comprised of the following:

	2007	2006
Assets		
Bonds	**$ 241**	$ 300
Cash and cash equivalents	**26**	24
Goodwill	**47**	51
Intangible assets	**11**	5
Other assets	**372**	486
Assets for operations held for sale	**$ 697**	$ 866
Liabilities		
Policy liabilities	**$ 248**	$ 331
Other liabilities	**180**	249
Repurchase agreements	**-**	23
Deferred net realized gains	**-**	(4)
Liabilities for operations held for sale	**$ 428**	$ 599

(c) On July 5, 2007, Canada Life acquired all of the outstanding common shares of Crown Life Insurance Company (Crown Life) for cash consideration of $118, including transaction costs. The acquisition was pursuant to the terms of the 1999 acquisition of the majority of the insurance operation of Crown Life by Canada Life.

The acquisition resulted in an initial increase in invested assets of $459, an increase in other assets of $24, an increase in policyholder liabilities of $336, an increase in other liabilities of $48, and estimated goodwill of $19. The amounts assigned to the assets acquired and liabilities assumed and associated goodwill may be adjusted when the allocation process has been finalized.

Results of Crown Life are included in the Summary of Consolidated Operations from the date of acquisition.

(d) On May 31, 2007, GWL&A acquired an 80% equity interest in Benefits Management Corporation (BMC). The assets acquired, liabilities assumed and the Company's equity interest in the results of BMC's operations have been included in its consolidated financial statements since that date. The acquisition added approximately 90,000 members to the Company's medical membership. BMC's principal subsidiary, Allegiance Benefit Management, Inc., is a Montana-based third-party administrator of employee health plans.

The value of identifiable intangible assets acquired reflects the estimated fair value of the Company's interest in BMC's customer base at the time of acquisition. The value of the identifiable intangible assets will be amortized in relation to the expected economic benefits of the business acquired. If actual experience differs from expectations, the amortization will be adjusted to reflect actual experience.

(e) During 2006, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Under the terms of the agreement, Canada Life Limited assumed this business on an indemnity reinsurance basis with an effective date of January 1, 2006. The transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $10.2 billion (£4.5 billion) on the Consolidated Balance Sheet at December 31, 2006.

The transfer closed on February 9, 2007. Upon closing approximately $9.5 billion (£4.5 billion) of invested assets were acquired.

(f) During 2006, GWL&A acquired several parts of the full service-bundled, small and midsized 401(k) as well as some defined benefit plan business from Metropolitan Life Insurance Company and its affiliates (MetLife). The acquisition includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. Under the terms of the agreement, GWL&A assumed the general account business on a coinsurance basis and the segregated account business totaling $1.7 billion (U.S. $1.5 billion) of policyholder liabilities on a modified-coinsurance basis with an effective date of October 2, 2006. Arrangements are being made to transfer the policies to GWL&A and the transfer is expected to take place over a three year period.

Under the modified-coinsurance agreement, MetLife retains the approximately $2.6 billion (U.S. $2.3 billion) of segregated account assets and liabilities but cedes to GWL&A all of the net profits and losses and related net cash flows. In addition, GWL&A acquired approximately $3.9 billion (U.S. $3.4 billion) of participant account values for which it will provide administrative services and recordkeeping functions and receive fee income.

(g) During 2006, GWL&A acquired the full service-bundled, defined contribution business from U.S. Bank. The acquired business primarily relates to the administration of 401(k) plans which represent more than $10.5 billion (U.S. $9.0 billion) in retirement plan assets. The acquisition includes the retention of relationship managers and sales and client service specialists.

(h) During 2006, GWL&A acquired all outstanding common shares of Indiana Healthcare Network, Inc. (IHN).

3. Restructuring Costs

Following the acquisition of Putnam on August 3, 2007, the Company developed a plan to restructure and exit certain operations of Putnam. The Company expects the restructuring to be substantially complete by the end of 2009. Costs of $184 (U.S. $175) are expected to be incurred as a result by the U.S. operating segment and consist primarily of restructuring and exit activities involving operations and systems, compensation and facilities costs. Accrued restructuring costs are included in other liabilities in the Consolidated Balance Sheets and restructuring charges are included in the Summary of Consolidated Operations. The costs include approximately $154 (U.S $146) that was recognized as part of the purchase equation of Putnam and costs of approximately $30 (U.S. $29) will be charged to income as incurred. The Company continued to review and finalize the restructuring plan during the fourth quarter of 2007 and refined the total restructuring program costs.

The following details the amount and status of restructuring program costs:

	Expected total costs	Amounts utilized - 2007	Changes in foreign exchange rates	Balance December 31, 2007
Compensation costs	$ 133	$ (27)	$ (6)	$ 100
Exiting and consolidating operations	22	(6)	(1)	15
Eliminating duplicate systems	29	(1)	(1)	27
	$ 184	$ (34)	$ (8)	$ 142
Accrued on acquisition	$ 154	$ (34)	$ (7)	$ 113
Expense as incurred	30	-	(1)	29
	$ 184	$ (34)	$ (8)	$ 142

4. Portfolio Investments

(a) Carrying values and estimated market values of portfolio investments are as follows:

	2007								2006	
	Carrying Value & Market Value			Amortized Cost				Total		
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Carrying Value Loans and receivables	Market Value Loans and receivables	Carrying Value Non-financial instruments	Market Value Non-financial instruments	Carrying value	Carrying value	Market value
Bonds										
- government	$ 1,541	$ 16,554	$ 635	$ 1,775	$ 1,877	$ -	$ -	$ 20,505	$ 21,803	$ 22,439
- corporate	2,504	34,030	1,005	7,025	7,130	-	-	44,564	43,143	43,962
	4,045	50,584	1,640	8,800	9,007	-	-	65,069	64,946	66,401
Mortgage loans										
- residential	-	-	-	7,121	7,127	-	-	7,121	7,342	7,513
- non-residential	-	-	-	8,748	8,879	-	-	8,748	7,992	8,257
	-	-	-	15,869	16,006	-	-	15,869	15,334	15,770
Stocks	1,432	4,791	-	-	-	320	461	6,543	4,766	5,566
Real estate	-	-	-	-	-	2,547	2,844	2,547	2,216	2,677
	$ 5,477	$ 55,375	$ 1,640	$ 24,669	$ 25,013	$ 2,867	$ 3,305	$ 90,028	$ 87,262	$ 90,414

[1]Investments can be held for trading in two ways: designated as held for trading at the option of management; or, classified as held for trading if they are actively traded for the purpose of earning investment income.

(b) Stocks include the Company's investment in an affiliated company, IGM Financial Inc. (IGM), a member of the Power Financial Corporation group of companies, over which it exerts significant influence but does not control. As a result of changes in circumstances, the investment is accounted for using the equity method of accounting as of January 1, 2007. The portfolio method of accounting was used to account for the Company's investment in IGM in prior years.

	2007	2006
Carrying value, beginning of year	**$ 306**	$ 276
Equity method earnings	**30**	-
Dividends	**(16)**	-
In year moving average market adjustment	**-**	30
Carrying value, end of year	**$ 320**	$ 306
Share of equity, end of year	**$ 142**	$ 133
Fair value, end of year	**$ 461**	$ 452

The Company owns 9,206,401 shares of IGM at December 31, 2007 (9,205,933 at December 31, 2006) representing a 3.48% ownership interest (3.48% at December 31, 2006).

(c) The significant terms and conditions and interest rate ranges of applicable fixed-term portfolio investments gross of provisions are as follows:

2007	**Carrying value** – **Term to maturity** – **1 year or less**	**1-5 years**	**Over 5 years**	**Total**	**Principal amount**	**Effective interest rate ranges**
Short-term bonds	**$ 1,690**	**$ -**	**$ -**	**$ 1,690**	**$ 1,689**	**2.5% - 5.3%**
Bonds	**4,372**	**14,542**	**44,499**	**63,413**	**65,824**	**0.5% - 18.3%**
Mortgage loans	**1,174**	**5,288**	**9,426**	**15,888**	**15,724**	**1.0% - 13.0%**
	$ 7,236	**$ 19,830**	**$ 53,925**	**$ 80,991**	**$ 83,237**	

2006	Carrying value – Term to maturity – 1 year or less	1-5 years	Over 5 years	Total	Principal amount	Effective interest rate ranges
Short-term bonds	$ 2,868	$ -	$ -	$ 2,868	$ 2,603	2.7% - 5.3%
Bonds	4,136	16,910	41,075	62,121	64,786	2.1% - 17.1%
Mortgage loans	1,160	5,015	9,190	15,365	15,013	3.6% - 13.1%
	$ 8,164	$ 21,925	$ 50,265	$ 80,354	$ 82,402	

(d) Included in portfolio investments are the following:

(i) Non-performing loans:

	2007	2006
Bonds	**$ 33**	$ 79
Mortgage loans	**9**	28
	$ 42	$ 107

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine non-performing status. Loans are classified as non-accrual when they are deemed to have an other than temporary impairment as a result of:

(1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or
(2) the Company no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or
(3) modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value. For non-performing available for sale loans, recorded at fair value, the accumulated loss recorded in accumulated other comprehensive income is reclassified to net investment income. Once an impairment loss on an available for sale asset is recorded to income it is not reversed.

(ii) Allowance for credit losses:

	2007	2006
Bonds & mortgage loans	**$ 53**	$ 74

(iii) Changes in the allowance for credit losses are as follows:

	2007	2006
Balance, beginning of year	**$ 74**	$ 119
Net provision (recoveries) for credit losses - in year	**(10)**	(31)
Write-offs, net of recoveries	**(1)**	(13)
Other (including foreign exchange rate changes)	**(10)**	(1)
Balance, end of year	**$ 53**	$ 74

The allowance for credit losses is supplemented by the provision for future credit losses included in actuarial liabilities.

(e) Also included in portfolio investments are modified/restructured loans of $8 ($12 in 2006) that are performing in accordance with their current terms.

(f) Net Investment income is comprised of the following:

2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Regular net investment income:						
Investment income earned	$ 3,619	$ 894	$ 193	$ 128	$ 612	$ 5,446
Net realized gains (losses) *(available for sale)*	57	-	8	-	-	65
Net realized gains (losses) *(other classifications)*	16	26	-	-	-	42
Recovery of credit losses	5	5	-	-	-	10
Amortization of deferred net realized gains	-	-	-	71	-	71
Other income and expenses	-	-	-	-	(69)	(69)
	3,697	925	201	199	543	5,565
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	(12)	-	-	-	-	(12)
Net realized/ unrealized gains (losses) *(designated held for trading)*	(1,085)	-	126	-	(127)	(1,086)
	(1,097)	-	126	-	(127)	(1,098)
Net investment income	**$ 2,600**	**$ 925**	**$ 327**	**$ 199**	**$ 416**	**$ 4,467**

2006	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Investment income earned	$ 3,572	$ 864	$ 140	$ 112	$ 566	$ 5,254
Amortization of net realized and unrealized gains	247	47	261	64	-	619
Net recovery of credit losses	30	1	-	-	-	31
Investment expenses	-	-	-	-	(68)	(68)
Net investment income	$ 3,849	$ 912	$ 401	$ 176	$ 498	$ 5,836

(g) The balance of deferred net realized gains is comprised of deferred net realized gains on real estate of $179 for 2007.

For 2006, the balance was comprised of the following:

	2006			
	Participating surplus and liabilities	Non-participating		Total
		Liabilities	Capital and surplus	
Bonds	$ 548	$ 1,642	$ (220)	$ 1,970
Mortgage loans	29	141	1	171
Stocks	339	51	101	491
Real estate	114	37	42	193
	$ 1,030	$ 1,871	$ (76)	$ 2,825

5. Pledging of Assets

The amount of assets which have a security interest by way of pledging is $7 ($5 in 2006), all of which is in respect of derivative transactions.

6. Goodwill and Intangible Assets

(a) Goodwill

The carrying value of goodwill and changes in the carrying value of goodwill are as follows:

	2007	2006
Balance, beginning of year	**$ 5,393**	$ 5,282
Acquisitions (note 2)	**970**	107
Other acquisitions	**2**	2
Changes in foreign exchange rates	**(70)**	2
Balance, end of year	**$ 6,295**	$ 5,393
Canada	**$ 3,772**	$ 3,771
United States	**1,020**	118
Europe	**1,503**	1,504
	$ 6,295	$ 5,393

The goodwill arising from acquisitions in the Company's United States segment (note 2) may be adjusted as part of the finalization of the allocation of the purchase prices to the assets acquired and liabilities assumed.

(b) Intangible Assets

The carrying value of intangible assets and changes in the carrying value of intangible assets are as follows:

2007	Cost	Accumulated amortization	Changes in foreign exchange rates	Carrying value, end of year
Indefinite life intangible assets				
- Brands and trademarks	$ 773	$ -	$ (37)	$ 736
- Customer contract related	2,379	-	(115)	2,264
- Shareholder portion of acquired future Participating account profits	354	-	-	354
	3,506	-	(152)	3,354
Finite life intangible assets				
- Customer contract related	543	(76)	(26)	441
- Distribution channels	126	(16)	(11)	99
- Technology	13	(1)	(1)	11
- Property Leases	14	(1)	(1)	12
	696	(94)	(39)	563
Total	$ 4,202	$ (94)	$ (191)	$ 3,917

2006	Cost	Accumulated amortization	Changes in foreign exchange rates	Carrying value, end of year
Indefinite life intangible assets				
- Brands and trademarks	$ 410	$ -	$ -	$ 410
- Customer contract related	354	-	-	354
- Shareholder portion of acquired future Participating account profits	354	-	-	354
	1,118	-	-	1,118
Finite life intangible assets				
- Customer contract related	386	(49)	1	338
- Distribution channels	126	(12)	-	114
	512	(61)	1	452
Total	$ 1,630	$ (61)	$ 1	$ 1,570

During 2007, in connection with the acquisition of Putnam (note 2 (a)), the Company acquired approximately $2,388 of indefinite life intangible assets relating to brands and customer contract related intangible assets and $184 of finite life intangible assets relating to customer contract related, technology and property lease intangible assets. The value assigned to these intangible assets may be adjusted in 2008 as part of the finalization of the allocation of the purchase prices to the assets acquired and liabilities assumed.

During 2006, in connection with the acquisitions in the Company's United States segment (note 2), the Company acquired approximately $100 of customer contract related finite life intangible assets.

7. Other Assets

Other assets consist of the following:

	2007	2006
Premiums in course of collection	**$ 496**	$ 452
Interest due and accrued	**1,014**	1,008
Derivative financial instruments (note 1(a))	**924**	-
Other investment receivables	**344**	-
Future income taxes (note 20)	**724**	369
Fixed assets	**250**	193
Prepaid expenses	**117**	64
Accounts receivable	**954**	548
Accrued pension asset (note 16)	**228**	189
Trading account assets	**231**	-
Other	**690**	408
	$ 5,972	$ 3,231

8. Actuarial Liabilities

(a) Composition of Actuarial Liabilities and Related Supporting Assets

(i) The composition of actuarial liabilities is as follows:

	Participating		**Non-participating**		**Total**	
	2007	2006	**2007**	2006	**2007**	2006
Canada	**$ 19,819**	$ 17,700	**$ 20,756**	$ 17,248	**$ 40,575**	$ 34,948
United States	**7,153**	8,107	**11,999**	14,381	**19,152**	22,488
Europe	**1,739**	1,853	**26,215**	30,090	**27,954**	31,943
Total	**$ 28,711**	$ 27,660	**$ 58,970**	$ 61,719	**$ 87,681**	$ 89,379

(ii) The composition of the assets supporting liabilities and surplus is as follows:

	2007					
	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Carrying value						
Participating	$ 12,893	$ 5,340	$ 3,383	$ 225	$ 6,870	$ 28,711
Non-participating						
Canada	12,527	5,386	879	5	1,959	20,756
United States	10,163	1,333	16	-	487	11,999
Europe	19,036	1,984	183	1,326	3,686	26,215
Other	5,937	1,654	1,072	375	10,761	19,799
Capital and surplus	4,513	172	1,010	616	4,597	10,908
Total carrying value	$ 65,069	$ 15,869	$ 6,543	$ 2,547	$ 28,360	$ 118,388
Fair value	$ 65,276	$ 16,006	$ 6,684	$ 2,844	$ 28,360	$ 119,170

	2006					
	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Carrying value						
Participating	$ 12,928	$ 5,019	$ 2,313	$ 112	$ 7,288	$ 27,660
Non-participating						
Canada	10,983	4,661	681	7	916	17,248
United States	12,525	1,497	-	-	359	14,381
Europe	14,354	1,449	236	1,164	12,887	30,090
Other	9,599	2,555	747	287	6,847	20,035
Capital and surplus	4,557	153	789	646	4,969	11,114
Total carrying value	$ 64,946	$ 15,334	$ 4,766	$ 2,216	$ 33,266	$ 120,528
Fair value	$ 66,401	$ 15,770	$ 5,566	$ 2,677	$ 33,266	$ 123,680

Cash flows of assets supporting actuarial liabilities are matched within reasonable limits. Changes in the fair values of these assets are essentially offset by changes in the fair value of actuarial liabilities.

Changes in the fair values of assets backing capital and surplus, less related income taxes, would result in a corresponding change in surplus over time in accordance with investment accounting policies.

(b) Changes in Actuarial Liabilities

The change in actuarial liabilities during the year was the result of the following business activities and changes in actuarial estimates:

	Participating		Non-participating		Total	
	2007	2006	2007	2006	2007	2006
Balance, end of previous year	**$ 27,660**	$ 26,218	**$ 61,719**	$ 45,142	**$ 89,379**	$ 71,360
Discontinued operations	-	-	-	(122)	-	(122)
Fair value adjustment	**1,716**	-	**2,177**	-	**3,893**	-
Balance, beginning of year	**29,376**	26,218	**63,896**	45,020	**93,272**	71,238
Impact of new business	**7**	7	**3,536**	2,929	**3,543**	2,936
Normal change in force	**(386)**	1,180	**(6,070)**	(2,422)	**(6,456)**	(1,242)
Management action and changes in assumptions	**(3)**	79	**90**	(117)	**87**	(38)
Business movement from/to external parties	**76**	-	**1,903**	13,580	**1,979**	13,580
Impact of foreign exchange rate changes	**(359)**	176	**(4,385)**	2,729	**(4,744)**	2,905
Balance, end of year	**$ 28,711**	$ 27,660	**$ 58,970**	$ 61,719	**$ 87,681**	$ 89,379

The 2006 amounts presented above for comparative purposes have reflected the reclassification of liabilities between tax liabilities and actuarial liabilities to conform with the presentation adopted in the current year.

With the adoption of fair value accounting in 2007, movement in the market value of the supporting assets has become a major factor in the movement of actuarial liabilities. The movement in the actuarial liabilities on introduction of fair value is noted in the fair value adjustment line above. The movement during the year is included in the normal change in reserve above.

In 2007 the major contributor to the decline in actuarial liabilities was the impact of foreign exchange rates partially offset by the recapture from an external reinsurer of the remainder of the group business not recaptured in 2006 and the acquisition of all of the outstanding common shares of Crown Life.

Non-participating actuarial liabilities increased by $90 in 2007 due to management actions and assumption changes. This increase was primarily due to strengthened provisions for asset liability matching ($182 increase), and life annuitant mortality strengthening ($88 increase), partially offset by improved life mortality ($84 decrease), reduced expense and tax provisions ($57 decrease) and reduced group waiver and LTD provisions ($51 decrease).

Participating actuarial liabilities decreased by $3 in 2007 due to management actions and assumption changes. This decrease was primarily due to improved investment returns ($265 decrease), reduced expense and tax provisions ($188 decrease) and improved life mortality ($149 decrease), partially offset by an increase in the provision for future policyholder dividends ($558 increase).

In 2006 the acquisition of a large block of annuity business in the United Kingdom, the acquisition of two blocks of largely 401(k) business in the U.S. and the partial recapture of group business from an external reinsurer were the major contributors to the growth in actuarial liabilities.

Non-participating actuarial liabilities decreased by $117 in 2006 due to management actions and assumption changes. This decrease was primarily due to improvements in mortality ($72 decrease), improvements in morbidity ($63 decrease), and improvement in expenses ($62 decrease) partially offset by strengthened provisions for asset liability matching (increase of $88) and an increase required in the adverse development reserve provisions in London Reinsurance Group, Inc. (LRG) (increase of $21).

Participating actuarial liabilities increased by $79 in 2006 due to management actions and assumption changes. This increase was primarily due to an increase in the provision for future policyholder dividends ($184) partially offset by improved investment assumptions ($60 decrease), improved life mortality ($18 decrease) and improved expenses ($18 decrease).

(c) Actuarial Assumptions

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

The methods for arriving at these valuation assumptions are outlined below:

Mortality

A life insurance mortality study is carried out annually for each major block of insurance business. The results of each study are used to update the Company's experience valuation mortality tables for that business. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality assumption. Although mortality improvements have been observed for many years, for life insurance valuation the mortality provisions (including margin) do not allow for future improvements. A 1% increase in the best estimate assumption would increase non-participating actuarial liabilities by approximately $86.

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants. A 1% decrease in the best estimate assumption would increase non-participating actuarial liabilities by approximately $84.

Morbidity

The Company uses industry developed experience tables modified to reflect emerging company experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation. For products for which morbidity is a significant assumption a 1% adverse change in the best estimate assumptions would increase non-participating actuarial liabilities by approximately $52.

Property and casualty reinsurance

Actuarial liabilities for property and casualty reinsurance written by LRG, a subsidiary of London Life Insurance Company (London Life), are determined using accepted actuarial practices for life insurers in Canada. Reflecting the long-term nature of the business, reserves have been established using cash flow valuation techniques including discounting. The reserves are based on cession statements provided by ceding companies. In certain instances, LRG management adjusts cession statement amounts to reflect management's interpretation of the treaty. Differences will be resolved via audits and other loss mitigation activities. In addition, reserves also include an amount for incurred but not reported losses (IBNR) which may differ significantly from the ultimate loss development. The estimates and underlying methodology are continually reviewed and updated and adjustments to estimates are reflected in income. LRG analyzes the emergence of claims experience against expected assumptions for each reinsurance contract separately and at the portfolio level. If necessary, a more in depth analysis is undertaken of the cedant experience.

Investment returns

The assets which correspond to the different liability categories are segmented. For each segment, projected cash flows from the current assets and liabilities are used in CALM to determine actuarial liabilities. Cash flows from assets are reduced to provide for asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of the Company of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. These interest rate changes will impact the projected cash flows. The effect of an immediate 1% increase in interest rates would be to increase the present value of these net projected cash flows by approximately $1 and the effect of an immediate 1% decrease in interest rates would be to decrease the present value of these net projected cash flows by approximately $129. The level of actuarial liabilities established under CALM provides for interest rate movements significantly greater than the 1% shifts shown above.

Some policy liabilities are supported by equities, for example segregated fund products and products with long-tail liabilities. Generally these liabilities will fluctuate in line with equity market values. There will be additional impacts on these liabilities as equity market values fluctuate. A 10% increase in equity markets would be expected to additionally decrease non-participating actuarial liabilities by approximately $54. A 10% decrease in equity markets would be expected to additionally increase non participating actuarial liabilities by approximately $64.

Expenses

Unit expense studies are updated regularly to determine an appropriate estimate of future expenses for the liability type being valued. Expense improvements are not projected. An inflation assumption is incorporated in the estimate of future expenses consistent with the interest rate scenarios projected under CALM. A 10% increase in the best estimate maintenance unit expense assumption Company wide would increase the non-participating actuarial liabilities by approximately $170.

Policy termination

Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data is also available and is useful where the Company has no experience with specific types of policies or its exposure is limited. A 10% adverse change in the best estimate policy termination assumption would increase non-participating actuarial liabilities by approximately $319.

Policyholder dividends

Future policyholder dividends are included in the determination of actuarial liabilities for participating policies, with the assumption that policyholder dividends will change in the future to reflect the experience of the respective participating accounts, consistent with the participating policyholder dividend policies. It is our expectation that associated with changes in the best estimate assumptions for participating business would be corresponding changes in policyholder dividend scales, resulting in an immaterial net change in actuarial liabilities for participating business.

(d) Risk Management

(i) Interest rate risk

Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes.

(ii) Credit risk

Credit risk is managed through an emphasis on quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards.

Projected investment returns are reduced to provide for future credit losses on assets. The net effective yield rate reduction averaged .15% (.15% in 2006). The calculation for future credit losses on assets is based on the credit quality of the underlying asset portfolio.

The following outlines the future asset credit losses provided for in actuarial liabilities. These amounts are in addition to the allowance for asset losses included with assets:

	2007	2006
Participating	**$ 548**	$ 441
Non-participating	**796**	859
	$ 1,344	$ 1,300

(iii) Reinsurance risk

Maximum benefit amount limits per insured life (which vary by line of business) are established for life and health insurance and reinsurance is purchased for amounts in excess of those limits.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

As a result of reinsurance, actuarial liabilities have been reduced by the following amounts:

	2007	2006
Participating	**$ 93**	$ 69
Non-participating	**2,680**	4,114
	$ 2,773	$ 4,183

Certain of the reinsurance contracts are on a funds withheld basis where the Company retains the assets supporting the reinsured actuarial liabilities, thus minimizing the exposure to significant losses from reinsurer insolvency on those contracts.

(iv) Foreign exchange risk

If the assets backing actuarial liabilities are not matched by currency, changes in foreign exchange rates can expose the Company to the risk of foreign exchange losses not offset by liability decreases.

Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow the Company to modify an asset position to more closely match actual or committed liability currency.

(v) Liquidity risk

Liquidity risk is the risk that the Company will have difficulty raising funds to meet commitments. The liquidity needs of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 72% of policy liabilities are non-cashable prior to maturity or subject to market value adjustments.

9. Financing Charges

Financing charges consist of the following:

	2007	2006
Interest on long-term debentures and other debt instruments	**$ 205**	$ 119
Dividends on preferred shares classified as liabilities	**36**	37
Unrealized gains on preferred shares classified as held for trading	**(40)**	-
Subordinated debenture issue costs	**13**	-
Other	**18**	9
Interest on capital trust debentures	**49**	49
Distributions on capital trust securities held by consolidated group as temporary investments	**(12)**	(12)
Total	**$ 269**	$ 202

10. Debentures and Other Debt Instruments

(a) Debentures and other debt instruments consist of the following:

	2007		2006	
	Carrying value	Fair value	Carrying value	Fair value
Short term				
Commercial paper and other short term debt instruments with interest rates from 4.8% to 5.5% (5.2% to 5.3% in 2006)	$ 95	$ 95	$ 110	$ 110
Credit facility at rate equal to the Canadian Bankers' Acceptance rate plus 0.25%	1,233	1,233	-	-
Credit facility at rate equal to LIBOR rate plus 0.25% (U.S. $647)	640	640	-	-
Revolving credit in respect of reinsurance business with interest rates of 6.0% in 2006, maturing within one year	-	-	1	1
Total short term	1,968	1,968	111	111
Long term				
Operating:				
Notes payable with interest rate of 8.0% due May 6, 2014, unsecured	6	6	8	8
Capital:				
Lifeco				
6.75% Debentures due August 10, 2015, unsecured	200	209	200	216
6.14% Debentures due March 21, 2018, unsecured	200	213	200	224
6.74% Debentures due November 24, 2031, unsecured	200	231	200	246
6.67% Debentures due March 21, 2033, unsecured	400	460	400	490
	1,000	1,113	1,000	1,176
Canada Life				
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until December 11, 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	200	202	200	205
6.40% subordinated debentures due December 11, 2028, unsecured	100	111	100	117
Acquisition related fair market value adjustment	3	-	5	-
	303	313	305	322
Great-West Life & Annuity Insurance Capital, LP				
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$175)	172	166	205	206
Great-West Life & Annuity Insurance Capital, LP II				
Subordinated debentures due May 16, 2046, bearing an interest rate of 7.153% until May 16, 2016 and thereafter, a rate of 2.538% plus the 3-month LIBOR rate, unsecured (U.S. $300)	297	291	351	373
Putnam Acquisition Financing LLC				
Five year term facility at LIBOR rate plus 0.30% (U.S. $500)	495	495	-	-
Great-West Lifeco Finance (Delaware) LP				
Subordinated debentures due June 21, 2067 bearing an interest rate of 5.691% until 2017 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1.49%, unsecured	1,000	993	-	-
Total long term	3,273	3,377	1,869	2,085
Total debentures and other debt instruments	$ 5,241	$ 5,345	$ 1,980	$ 2,196

As part of the financing of the acquisition of Putnam, Lifeco entered into a credit agreement with a Canadian chartered bank on July 25, 2007 (see note 2). The credit agreement provides a one year facility, extendible at the Company's option for an additional six months, of up to $3,000, fundable in Canadian or U.S. dollars. On August 2, 2007, the Company drew $1,233 and U.S. $1,571 against the facility. During 2007, the Company repaid U.S. $424 of the U.S. $1,571 draw. The facility provided the Company with the option to convert up to U.S. $500 to a five year term loan and the Company exercised this option against the U.S. draw of the facility on October 18, 2007. The balance outstanding under the one year facility at December 31, 2007 was $1,873 ($1,233 Canadian and U.S. $647).

On June 20, 2007, Lifeco borrowed $124 under an existing revolving line of credit facility with a Canadian chartered bank. On August 2, 2007, Lifeco fully repaid the balance of $124.

On June 21, 2007, the Company issued $1.0 billion of 5.691% Subordinated Debentures through its wholly-owned subsidiary Great-West Lifeco Finance (Delaware) LP. The subordinated debentures are due June 21, 2067 and bear an annual interest rate of 5.691% until June 21, 2017. After June 21, 2017, the subordinated debentures will bear an interest rate of the Canadian 90-day bankers' acceptance rate plus 1.49%. The subordinated debentures may be redeemed by the Company at the principal amount plus any accrued and unpaid interest after June 21, 2017.

On May 16, 2006, the Company issued $351 (U.S. $300) in Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through its wholly owned subsidiary, Great-West Life & Annuity Insurance Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures may be redeemed by the Company at the principal amount plus any accrued and unpaid interest after May 16, 2016.

(b) Principal repayments of long term debentures and other debt instruments

	Operating	Capital	Total
2008	$ 1	$ -	$ 1
2009	1	-	1
2010	1	-	1
2011	1	-	1
2012	1	495	496
2013 and thereafter	1	2,769	2,770
	$ 6	$ 3,264	$ 3,270

11. Other Liabilities

Other liabilities consist of the following:

	2007	2006
Current income taxes	$ 260	$ 246
Accounts payable	1,112	430
Liability for restructuring costs (note 3)	113	-
Pension and other post-retirement benefits (note 16)	540	520
Bank overdraft	329	323
Future income taxes (note 20)	272	369
Derivative financial instruments (note 1(a))	112	16
Other	2,473	2,014
	$ 5,211	$ 3,918

12. Capital Trust Securities and Debentures

	2007	2006
Capital trust debentures:		
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	350	350
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	300	300
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	150	150
	800	800
Acquisition related fair market value adjustment	28	31
Trust securities held by consolidated group as temporary investments	(189)	(185)
Total	$ 639	$ 646

Great-West Life Capital Trust (GWLCT), a trust established by Great-West Life, had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350, and Canada Life Capital Trust (CLCT), a trust established by Canada Life, had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450. Distributions and interest on the capital trust securities are classified as financing charges on the Summary of Consolidated Operations (see note 9).

13. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West Life, London Life, Canada Life and GWL&A at December 31, 2007 and December 31, 2006 and Putnam at December 31, 2007.

(a) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	2007	2006
Participating account		
Net income attributable to participating account before policyholder dividends		
Great-West Life	**$ 114**	$ 102
London Life	**746**	698
Canada Life	**225**	192
GWL&A	**120**	129
	1,205	1,121
Policyholder dividends		
Great-West Life	**(113)**	(104)
London Life	**(623)**	(572)
Canada Life	**(220)**	(184)
GWL&A	**(108)**	(118)
	(1,064)	(978)
Net income - participating account	**141**	143
Preferred shareholder dividends of subsidiaries	**18**	19
Total	**$ 159**	$ 162

(b) The carrying value of non-controlling interests consists of the following:

	2007	2006
Participating account surplus:		
Great-West Life	$ 411	$ 370
London Life	1,470	1,275
Canada Life	36	35
GWL&A	186	204
	$ 2,103	$ 1,884
Preferred shares issued by subsidiaries:		
Great-West Life Series L, 5.20% Non-Cumulative	$ -	$ 52
Great-West Life Series O, 5.55% Non-Cumulative	157	157
	$ 157	$ 209
Perpetual preferred shares issued by subsidiaries:		
CLFC Series B, 6.25% Non-Cumulative	$ 145	$ 145
Acquisition related fair market value adjustment	7	9
	$ 152	$ 154
Non-controlling interests in capital stock and surplus	$ 10	$ -

On October 31, 2007, Great-West Life redeemed all 2,093,032 Non-Cumulative Preferred Shares, Series L for cash redemption price of $25.00 per share.

Non-controlling interests in capital stock and surplus includes non-controlling interests in Putnam controlled investments in institutional portfolio funds, hedge funds, Putnam sponsored mutual funds and PanAgora Asset Management Inc.

Prior to August 3, 2007, Putnam sponsored the Putnam Investments Trust Equity Partnership Plan (the EPP) which granted options and restricted shares to certain senior management and key employees of Putnam (the participants). As a result of the acquisition of Putnam, all outstanding awards were vested and settled in cash by Lifeco. The amount attributable to each participant was bifurcated, based upon a methodology provided in the EPP, into cash and a deferred amount. The participants received the cash portion immediately, and will receive the deferred amount over a three year period.

The deferred amount was contributed to Grantor Trusts established for the benefit of the participants. The participants may direct the manner in which their Grantor Trust amounts are invested, including the Putnam Class B shares, which are available pursuant to the EIP described in note 15 (b). On December 4, 2007, the Grantor Trusts invested $74 in 2,096,801 Putnam Class B shares. Non-Controlling Interests of $74 have been eliminated on consolidation against Putnam Class B shares referred to in note 15 (b).

(c) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in Other Comprehensive Income are as follows:

	2007	2006
Participating account		
Other comprehensive income attributable to participating account		
Great-West Life	**$ (2)**	$ -
London Life	**(17)**	(2)
Canada Life	**1**	2
GWL&A	**(33)**	-
Other comprehensive income - participating account	**$ (51)**	$ -

14. Share Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares,
Unlimited Common Shares

Issued and outstanding

	2007		2006	
	Number	**Carrying Value**	Number	Carrying Value
Classified as liabilities				
Preferred shares:				
Designated as held for trading [1]				
Series D, 4.70% Non-Cumulative First Preferred Shares	**7,938,500**	**$ 205**	7,978,900	$ 199
Series E, 4.80% Non-Cumulative First Preferred Shares	**22,282,215**	**581**	22,282,215	557
	30,220,715	**$ 786**	30,261,115	$ 756
Classified as equity				
Perpetual preferred shares:				
Series F, 5.90% Non-Cumulative First Preferred Shares	**7,957,001**	**$ 199**	7,957,001	$ 199
Series G, 5.20% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	12,000,000	300
Series H, 4.85% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	12,000,000	300
Series I, 4.50% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	12,000,000	300
	43,957,001	**$ 1,099**	43,957,001	$ 1,099
Common shares:				
Balance, beginning of year	**891,151,789**	**$ 4,676**	890,689,076	$ 4,660
Purchased and cancelled under Normal Course Issuer Bid	**-**	**-**	(1,847,300)	(9)
Issued under Stock Option Plan	**2,609,850**	**33**	2,310,013	25
Balance, end of year	**893,761,639**	**$ 4,709**	891,151,789	$ 4,676

[1] The Company has elected to designate the outstanding Preferred Shares Series D and Series E, as held for trading resulting in an increase of $71 in the carrying value effective January 1, 2007 (see note 1(a)). The effect of the change at December 31, 2007 is an increase of $31 (Series D $7, Series E $24). The redemption price at maturity is $25 per share plus accrued dividends.

Preferred shares

The Series D, 4.70% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after March 31, 2009 for $25 per share plus a premium if the shares are redeemed before March 31, 2011 or are convertible to variable amount of common shares of the Company at the option of the Company on or after March 31, 2009, and are convertible to a variable amount of common shares of the Company at the option of the holder on or after March 31, 2014.

The Series E, 4.80% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after September 30, 2009 for $25 per share plus a premium if the shares are redeemed before September 30, 2012 or are convertible to a variable amount of common shares of the Company at the option of the Company on or after September 30, 2009, and are convertible to a variable amount of common shares of the Company at the option of the holder on or after September 30, 2013.

The Series F, 5.90% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after September 30, 2008 for $25 per share plus a premium if the shares are redeemed before September 30, 2012.

The Series G, 5.20% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after December 31, 2009 for $25 per share plus a premium if the shares are redeemed before December 31, 2013.

The Series H, 4.85% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after September 30, 2010 for $25 per share plus a premium if the shares are redeemed before September 30, 2014.

The Series I, 4.50% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after June 30, 2011, for $25 per share plus a premium if the shares are redeemed before June 30, 2015.

During 2006, the Company announced a Normal Course Issuer Bid commencing December 1, 2006 and terminating November 30, 2007 to purchase for cancellation up to but not more than 790,000 Non-Cumulative First Preferred Shares, Series D, and 2,000,000 Non-Cumulative First Preferred Shares, Series E. During 2007, 40,400 Preferred Shares Series D, were purchased pursuant to the Company's Normal Course Issuer Bid for a total cost of $1 or an average of $25.77 per share. During 2006, 1,217,700 Series E 4.80% Non-Cumulative First Preferred Shares, were purchased pursuant to the Company's Normal Course Issuer Bid for a total cost of $33 or an average of $27.39 per share. The price in excess of stated value was charged to income.

Common shares

During 2007, the Company did not purchase any common shares pursuant to the Company's Normal Course Issuer Bids. During 2006, 1,847,300 common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bids for a total expenditure of $54 or $29.58 per share and the price in excess of stated value was charged to surplus.

15. Stock Based Compensation

(a) The Company has a stock option plan (the Plan) pursuant to which options to subscribe for common shares of Lifeco may be granted to certain officers and employees of Lifeco and its affiliates. The Company's Compensation Committee (the Committee) administers the Plan and, subject to the specific provisions of the Plan, fixes the terms and conditions upon which options are granted. The exercise price of each option granted under the Plan is fixed by the Committee, but cannot under any circumstances be less than the weighted-average trading price per Lifeco common share on the Toronto Stock Exchange for the five trading days preceding the date of the grant. Termination of employment may, in certain circumstances, result in forfeiture of the options, unless otherwise determined by the Committee.

To date, four categories of options have been granted under the Plan. The exercise of the options in three of these four categories is subject to the attainment of certain financial targets by certain of the Company's subsidiaries. In two of these categories the financial targets have been attained. All of the options have a maximum exercise period of ten years. The maximum number of Lifeco common shares that may be issued under the Plan is currently 52,600,000.

The following table summarizes the status of, and changes in, options outstanding and the weighted-average exercise price:

	2007		2006	
	Options	Weighted-average exercise price	Options	Weighted-average exercise price
Outstanding, beginning of year	15,996,935	$ 17.96	18,681,648	$ 17.09
Granted	1,913,000	37.06	50,000	28.36
Exercised	(2,609,850)	12.25	(2,310,013)	10.47
Forfeited	(143,400)	27.97	(424,700)	21.65
Outstanding, end of year	15,156,685	$ 21.26	15,996,935	$ 17.96
Options exercisable at end of year	10,842,185	$ 17.19	12,265,402	$ 15.41

The weighted average fair value of options granted during 2007 was $7.41 per option ($5.48 per option granted during 2006). The fair value of each option was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for those options granted in 2007 and 2006 respectively: dividend yield 2.85% (3.16%), expected volatility 19.17% (19.94%), risk-free interest rate 4.03% (4.36%), and expected life of 8 years (7 years).

In accordance with the fair value based method of accounting, compensation expense of $8 after tax in 2007 ($10 in 2006) has been recognized in the Summary of Consolidated Operations.

The following table summarizes information on the ranges of exercise prices including weighted-average remaining contractual life at December 31, 2007:

	Outstanding			Exercisable		
Exercise price ranges	Options	Weighted-average remaining contractual life	Weighted-average exercise price	Options	Weighted-average exercise price	Expiry
$10.12 - $11.14	306,524	0.30	11.10	306,524	11.10	2008
$11.06 - $13.63	367,450	1.31	12.55	367,450	12.55	2009
$10.11 - $16.48	4,521,473	2.50	12.71	4,521,473	12.71	2010
$17.14 - $17.70	1,485,002	4.84	17.20	1,485,002	17.20	2011
$17.20	57,000	4.56	17.20	57,000	17.20	2012
$18.84 - $20.83	2,941,312	5.46	19.37	2,418,412	19.37	2013
$24.17 - $25.12	733,000	6.36	24.96	541,400	24.99	2014
$28.26 - $29.84	2,851,924	7.95	29.74	1,144,924	29.74	2015
$35.36 - $37.22	1,893,000	9.20	37.06	-	-	2017

(b) Effective September 25, 2007, Putnam sponsored the Putnam Investments, LLC Equity Incentive Plan (the EIP). Under the terms of the EIP, Putnam is authorized to grant or sell Class B Shares of Putnam LLC (the Putnam Class B Shares), subject to certain restrictions and to grant options to purchase Putnam Class B Shares (collectively, the Awards) to certain senior management and key employees of Putnam. Holders of Putnam Class B Shares are not entitled to vote and have no rights to convert their shares in to any other securities. The number of Putnam Class B Shares that may be subject to Awards under the EIP is limited to 10,000,000.

Also refer to note 13 (b).

16. Pension Plans and Other Post Retirement Benefits

The Company's subsidiaries maintain contributory and non-contributory defined benefit pension plans for certain employees and advisors. The Company's subsidiaries also maintain defined contribution pension plans for certain employees and advisors.

The defined benefit pension plans provide pensions based on length of service and final average pay. Certain pension payments are indexed either on an ad hoc basis or a guaranteed basis. The determination of the accrued benefit obligation reflects only pension benefits guaranteed under the terms of the plans. As future salary levels affect the amount of future employee benefits, the projected benefit method prorated on service has been used to determine the accrued benefit obligation. The assets supporting the funded pension plans are held in separate trusteed pension funds and are valued at fair value. The obligations for the unfunded plans are included in other liabilities and are supported by general assets. The recognized current cost of pension benefits is charged to earnings.

The defined contribution pension plans provide pension benefits based on accumulated employee and Company contributions. Company contributions to these plans are a set percentage of employees' annual income and may be subject to certain vesting requirements. In 2007, the Company acquired Putnam that provides a defined contribution pension plan to its employees. Accordingly, the Company contributions to defined contribution pension plans in 2007 are greater than in 2006.

The Company's subsidiaries also provide post-retirement health, dental and life insurance benefits to eligible employees, advisors and their dependents. Retirees share in the cost of benefits through deductibles, co-insurance and caps on benefits. As the amount of some of the post-retirement benefits other than pensions depend on future salary levels and future cost escalation, the projected benefit method prorated on services has been used to determine the accrued benefit obligation. These post-retirement benefits are not pre-funded and the amount of the obligation for these benefits is included in other liabilities and is supported by general assets. The recognized current cost of post-retirement non-pension benefits is charged to earnings.

Past service costs for pension plans and other post-retirement benefits are amortized over the period in which the economic benefit is realized, usually over the expected average remaining service life of the affected employee/advisor group. Transitional assets and transitional obligations are amortized over the expected average remaining service life of the employee/advisor group. Prior years' cumulative experience gains or losses in excess of the greater of 10% of the beginning of year plan assets and accrued benefit obligation are amortized over the expected average remaining service life of the employee/advisor group.

Subsidiaries of the Company have declared partial windups in respect of certain defined benefit pension plans, the impact of which has not been reflected in the pension plan accounts.

The following tables reflect the financial position of the Company's contributory and non-contributory defined benefit pension plans at December 31, 2007 and 2006:

(a) Costs Recognized

	All pension plans		Other post-retirement benefits	
	2007	2006	**2007**	2006
Amounts arising from events in the period				
Defined benefit service cost	**$ 87**	$ 87	**$ 5**	$ 6
Defined contribution service cost	**22**	11	**-**	-
Employee contributions	**(13)**	(11)	**-**	-
Employer service cost	**96**	87	**5**	6
Past service cost	**(6)**	(160)	**-**	-
Interest cost on accrued benefit obligation	**151**	158	**20**	21
Actual return on plan assets	**(116)**	(337)	**-**	-
Actuarial (gain) loss on accrued benefit obligation	**(241)**	46	**(26)**	(14)
Curtailment gain	**-**	(1)	**-**	-
Settlement loss	**-**	3	**-**	-
Cost incurred	**(116)**	(204)	**(1)**	13
Adjustments to reflect costs recognized				
Difference between actual and expected return on plan assets	**(94)**	159	**-**	-
Difference between actuarial gains (losses) arising during the period and actuarial gains (losses) amortized	**248**	(38)	**30**	18
Amortization of transitional obligations	**1**	1	**-**	-
Difference between past service costs arising in period and past service costs amortized	**(4)**	165	**(12)**	(12)
Decrease in valuation allowance	**-**	(2)	**-**	-
Net benefit cost recognized for the period	**$ 35**	$ 81	**$ 17**	$ 19

(b) Status

	Defined benefit pension plans		Other post-retirement benefits	
	2007	2006	**2007**	2006
Fair value of plan assets	**$ 3,142**	$ 3,218	**$ -**	$ -
Accrued benefit obligation	**(2,784)**	(3,031)	**(379)**	(398)
Funded status	**358**	187	**(379)**	(398)
Employer contributions after measurement date	**2**	4	**1**	1
Unamortized past service costs	**(135)**	(140)	**(89)**	(108)
Unamortized net losses (gains)	**(55)**	105	**38**	69
Unamortized transitional obligation	**3**	4	**-**	-
Valuation allowance	**(56)**	(55)	**-**	-
Accrued benefit asset (liability)	**$ 117**	$ 105	**$ (429)**	$ (436)
Recorded in:				
Other assets	**$ 228**	$ 189	**$ -**	$ -
Other liabilities	**(111)**	(84)	**(429)**	(436)
Accrued benefit asset (liability)	**$ 117**	$ 105	**$ (429)**	$ (436)

(c) Plans with Accrued Benefit Obligations in Excess of Plan Assets

	Defined benefit pension plans		Other post-retirement benefits	
	2007	2006	**2007**	2006
Plans With Plan Assets				
Fair value of plan assets	**$ 583**	$ 684		
Accrued benefit obligation	**(671)**	(858)		
Plan deficit	**$ (88)**	$ (174)		
Plans Without Plan Assets				
Fair value of plan assets	**$ -**	$ -	**$ -**	$ -
Accrued benefit obligation	**(185)**	(191)	**(379)**	(398)
Plan deficit	**$ (185)**	$ (191)	**$ (379)**	$ (398)

The above plans' assets and accrued benefit obligations are disclosed separately as the accrued benefit obligations exceed the fair value of the plans' assets. These amounts have been included in previously aggregated results.

(d) Measurement and Valuation

Measurement date is November 30. The dates of actuarial valuations for funding purposes for the funded defined benefit pension plans (weighted by accrued benefit obligation) are:

Most recent valuation	% of plans	Next required valuation	% of plans
December 31, 2004	11%	December 31, 2007	27%
December 31, 2005	19%	December 31, 2008	19%
December 31, 2006	66%	December 31, 2009	50%
April 1, 2007	4%	April 1, 2010	4%

The fair value of assets is used to determine the expected return on assets.

(e) Cash Payments

	All pension plans		Other post-retirement benefits	
	2007	2006	2007	2006
Contributions - Funded defined benefit plans	$ 17	$ 74	$ -	$ -
- Funded defined contribution plans	22	11	-	-
Benefits paid for unfunded plans	8	6	16	17
Total cash payment	$ 47	$ 91	$ 16	$ 17

(f) Reconciliations

	Defined benefit pension plans		Other post-retirement benefits	
	2007	2006	**2007**	2006
(i) Accrued benefit obligation, beginning of year	**$ 3,031**	$ 2,995	**$ 398**	$ 402
Adjustment to opening balance	**13**	-	**-**	-
Employer current service cost	**74**	76	**5**	6
Employee contributions	**13**	11	**-**	-
Interest on accrued benefit obligation	**151**	158	**20**	21
Actuarial (gains) losses	**(241)**	46	**(26)**	(14)
Benefits paid	**(136)**	(133)	**(17)**	(17)
Past service cost	**(6)**	(160)	**-**	-
Curtailment	**-**	(1)	**-**	-
Settlement	**-**	(15)	**-**	-
Acquisitions	**9**	-	**4**	-
Foreign exchange rate changes	**(124)**	54	**(5)**	-
Accrued benefit obligation, end of year	**$ 2,784**	$ 3,031	**$ 379**	$ 398
(ii) Fair value of assets, beginning of year	**$ 3,218**	$ 2,898	**$ -**	$ -
Employee contributions	**13**	11	**-**	-
Employer contributions	**29**	83	**17**	17
Return on plan assets	**116**	337	**-**	-
Benefits paid	**(136)**	(133)	**(17)**	(17)
Settlement	**-**	(18)	**-**	-
Acquisitions	**2**	-	**-**	-
Foreign exchange rate changes	**(100)**	40	**-**	-
Fair value of assets, end of year	**$ 3,142**	$ 3,218	**$ -**	$ -

(g) Asset Allocation by Major Category Weighted by Plan Assets

	Defined benefit pension plans	
	2007	2006
Equity securities	**52%**	52%
Debt securities	**37%**	36%
Real estate	**5%**	5%
All other assets	**6%**	7%
	100%	100%

No plan assets are directly invested in the Company's or related parties' securities. Nominal amounts may be invested in the Company's or related parties' securities through investment in pooled funds.

(h) Significant Assumptions

	Defined benefit pension plans		Other post-retirement benefits	
	2007	2006	**2007**	2006
Weighted average assumptions used to determine benefit cost				
Discount rate	**5.1%**	5.3%	**5.1%**	5.3%
Expected long-term rate of return on plan assets	**6.7%**	6.2%	**-**	-
Rate of compensation increase	**4.1%**	4.2%	**4.2%**	4.3%
Weighted average assumptions used to determine accrued benefit obligation				
Discount rate	**5.9%**	5.1%	**5.8%**	5.1%
Rate of compensation increase	**4.2%**	4.1%	**4.2%**	4.2%
Weighted average healthcare trend rates				
In determining the expected cost of health care benefits, health care costs were assumed to increase at the initial trend rate which would gradually decrease to an ultimate trend rate.				
Initial health care trend rate			**6.6%**	6.7%
Ultimate health care trend rate			**4.8%**	4.8%
Initial year			**2008**	2007
Year ultimate trend rate is reached			**2012**	2011

(i) Impact of Changes to Assumed Health Care Rates – Other Post-Retirement Benefits

	Impact on end of year accrued post-retirement benefit obligation		Impact on post-retirement benefit service and interest cost	
	2007	2006	**2007**	2006
1% increase in assumed health care cost trend rate	**$ 40**	$ 44	**$ 3**	$ 3
1% decrease in assumed health care cost trend rate	**$ (33)**	$ (35)	**$ (2)**	$ (3)

17. Earnings per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	2007	2006
(a) Earnings		
Net income from continuing operations	$ 1,908	$ 1,736
Net income from discontinued operations	203	191
Net income	$ 2,111	$ 1,927
Perpetual preferred share dividends	55	52
Net income - common shareholders	$ 2,056	$ 1,875
(b) Number of common shares		
Average number of common shares outstanding	892,227,627	891,050,178
Add:		
- Potential exercise of outstanding stock options	6,702,666	6,675,663
Average number of common shares outstanding - diluted basis	898,930,293	897,725,841
Basic earnings per common share		
From continuing operations	$ 2.076	$ 1.889
From discontinued operations	0.228	0.215
	$ 2.304	$ 2.104
Diluted earnings per common share		
From continuing operations	$ 2.061	$ 1.876
From discontinued operations	0.226	0.213
	$ 2.287	$ 2.089

18. Accumulated Other Comprehensive Income

	For the years ended December 31, 2007					
	Unrealized foreign exchange gains(losses) on translation of foreign operations	Unrealized gains(losses) on available for sale assets	Unrealized gains(losses) on cash flow hedges	Total	Non-controlling interest	Shareholder
Balance, beginning of year	$ (591)	$ -	$ -	$ (591)	$ 44	$ (547)
Opening transition adjustment	-	379	-	379	(19)	360
Income tax	-	(108)	-	(108)	5	(103)
	-	271	-	271	(14)	257
Other comprehensive income	(1,210)	(132)	19	(1,323)	56	(1,267)
Income tax	-	35	(6)	29	(5)	24
	(1,210)	(97)	13	(1,294)	51	(1,243)
Balance, end of year	$ (1,801)	$ 174	$ 13	$ (1,614)	$ 81	$ (1,533)

19. Related Party Transactions

In the normal course of business, Great-West Life provided insurance benefits to other companies within the Power Financial Corporation, Lifeco's parent, group of companies. In all cases, transactions were at market terms and conditions.

During the year, Great-West Life provided to and received from IGM Financial Inc. and its subsidiaries (IGM), a member of the Power Financial Corporation group of companies, certain administrative services. Great-West Life also provided life insurance, annuity and disability insurance products under a distribution agreement with IGM. London Life provided distribution services to IGM. All transactions were provided on terms and conditions at least as favourable as market terms and conditions.

At December 31, 2007 the Company held $13 ($13 in 2006) principal amount of debentures issued by IGM.

During 2007, Great-West Life, London Life, Canada Life and segregated funds maintained by London Life purchased residential mortgages of $154 from IGM ($292 in 2006). Great-West Life and London Life sold residential mortgages of $4 ($4 in 2006) to segregated funds maintained by Great-West Life and $98 ($96 in 2006) to segregated funds maintained by London Life. All transactions were at market terms and conditions.

During 2007, GWL&A received $81 of funds ($76 in 2006) that were invested by affiliated mutual funds and other investment options of the Company's segregated funds. The Company recorded this transaction as premium income in the general account. All transactions were at market terms and conditions.

During 2006, London Life and Canada Life purchased commercial mortgages of $32 from segregated funds maintained by London Life. All transactions were at market terms and conditions.

20. Income Taxes

(a) Future income taxes consist of the following taxable temporary differences on:

	2007	2006
Policy liabilities	$ 751	$ 589
Portfolio investments	35	(362)
Other	(334)	(227)
Future income taxes receivable (payable)	$ 452	$ -
Recorded in:		
Other assets	$ 724	$ 369
Other liabilities	(272)	(369)
	$ 452	$ -

(b) The Company's effective income tax rate is derived as follows:

	2007	2006
Combined basic Canadian federal and provincial tax rate	35.0 %	35.0 %
Increase (decrease) in the income tax rate resulting from:		
Non-taxable investment income	(6.3)	(5.1)
Lower effective tax rates on income not subject to tax in Canada	(6.3)	(4.5)
Miscellaneous	(4.5)	(3.7)
Impact of rate changes on future income taxes	0.9	(0.1)
Effective income tax rate applicable to current year	18.8 %	21.6 %

At December 31, 2007, the Company had tax loss carryforwards, totalling $2,735 ($2,007 in 2006). The future tax benefit of these tax loss carryforwards has been recognized, to the extent that they are more likely than not to be realized, in the amount of $743 ($555 in 2006) in future tax assets. The Company will realize this benefit in future years through a reduction in current income taxes payable.

21. Derivative Financial Instruments

In the normal course of managing exposure to fluctuations in interest and foreign exchange rates, and to market risks, the Company is an end user of various derivative financial instruments. Contracts are either exchange traded or over-the-counter traded with counterparties that are highly rated financial institutions.

(a) The following table summarizes the Company's derivative portfolio and related credit exposure:

2007	Notional amount	Maximum credit risk*	Future credit exposure	Credit risk equivalent	Risk weighted equivalent
Interest rate contracts					
Futures - long	$ 190	$ -	$ -	$ -	$ -
Futures - short	47	-	-	-	-
Interest rate swaps	2,346	136	19	155	41
Options purchased	536	38	8	46	9
	3,119	174	27	201	50
Foreign exchange contracts					
Forward contracts	1,486	8	15	23	5
Cross-currency swaps	5,539	791	383	1,174	229
	7,025	799	398	1,197	234
Other derivative contracts					
Equity contracts	131	-	7	7	2
Credit default swaps	55	-	-	-	1
	186	-	7	7	3
	$ 10,330	$ 973	$ 432	$ 1,405	$ 287

*Maximum credit risk does not include a reduction for collateral received of $49.

2006	Notional amount	Maximum credit risk	Future credit exposure	Credit risk equivalent	Risk weighted equivalent
Interest rate contracts					
Futures - long	$ 146	$ -	$ -	$ -	$ -
Futures - short	62	-	-	-	-
Interest rate swaps	1,851	109	12	121	35
Options purchased	624	62	9	71	14
	2,683	171	21	192	49
Foreign exchange contracts					
Forward contracts	1,024	3	10	13	3
Cross-currency swaps	4,346	437	285	722	143
	5,370	440	295	735	146
Other derivative contracts					
Equity contracts	177	12	9	21	4
Credit default swaps	88	-	-	-	2
	265	12	9	21	6
	$ 8,318	$ 623	$ 325	$ 948	$ 201

(b) The following table provides the notional amount, term to maturity and estimated fair value of the Company's derivative portfolio by category:

2007	Notional Amount: 1 year or Less	Notional Amount: 1-5 Years	Notional Amount: Over 5 Years	Notional Amount: Total	Total Estimated Fair Value
Derivatives Not Designated as Accounting Hedges					
Interest Rate Contracts					
Futures - Long	$ 160	$ -	$ -	$ 160	$ -
Futures - Short	47	-	-	47	-
Interest rate swaps	808	471	558	1,837	127
Options purchased	-	-	536	536	38
	1,015	471	1,094	2,580	165
Foreign Exchange Contracts					
Forward contracts	38	-	-	38	-
Cross-currency swaps	123	934	3,472	4,529	736
	161	934	3,472	4,567	736
Other Derivative Contracts					
Equity contracts	95	15	21	131	(36)
Credit default swaps	-	55	-	55	-
	95	70	21	186	(36)
	1,271	1,475	4,587	7,333	865
Cash Flow Hedges					
Interest Rate Contracts					
Futures - Long	30	-	-	30	-
Interest rate swaps	-	-	509	509	(16)
	30	-	509	539	(16)
Foreign Exchange Contracts					
Cross-currency swaps	10	-	1,000	1,010	30
	10	-	1,000	1,010	30
	40	-	1,509	1,549	14
Net Investment Hedges					
Foreign Exchange Contracts					
Forward contracts	1,448	-	-	1,448	(18)
	1,448	-	-	1,448	(18)
Total	$ 2,759	$ 1,475	$ 6,096	$ 10,330	$ 861

2006	Contracts held for asset/liability management: Notional amount: 1 year or less	1-5 years	Over 5 years	Total Estimated fair value	Contracts held for other purposes: Notional amount: 1 year or less	1-5 years	Over 5 years	Total estimated fair value
Interest rate contracts								
Futures - long	$ 146	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Futures - short	62	-	-	-	-	-	-	-
Interest rate swaps	902	182	767	96	-	-	-	-
Options purchased	-	-	624	62	-	-	-	-
	1,110	182	1,391	158	-	-	-	-
Foreign exchange contracts								
Forward contracts	40	-	-	-	984	-	-	(47)
Cross-currency swaps	267	850	3,154	339	23	52	-	8
	307	850	3,154	339	1,007	52	-	(39)
Other derivative contracts								
Equity contracts	161	-	16	(5)	-	-	-	-
Credit default swaps	-	88	-	-	-	-	-	-
	161	88	16	(5)	-	-	-	-
	$ 1,578	$ 1,120	$ 4,561	$ 492	$ 1,007	$ 52	$ -	$ (39)

(c) Interest Rate Contracts

Interest rate swaps, futures and options are used as part of a portfolio of assets to manage interest rate risk associated with actuarial liabilities. Interest rate swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which payments are based. Written call options are used with interest rate swaps to effectively convert convertible, fixed rate bonds to non-convertible variable rate securities as part of the Company's overall asset/liability matching program. The written call option hedges the Company's exposure to the convertibility feature on the bonds.

Foreign Exchange Contracts

Cross-currency swaps are used in combination with other investments to manage foreign currency risk associated with actuarial liabilities. Under these swaps principal amounts and fixed or floating interest payments may be exchanged in different currencies. The Company also enters into certain foreign exchange forward contracts to hedge certain product liabilities and to hedge a portion of the translation of the net investment in its foreign operations.

Other Derivative Contracts

Equity index swaps, futures and options are used to hedge certain product liabilities. Equity index swaps are also used as substitutes for cash instruments and are used to hedge the market risk associated with certain fee income.

The Company uses credit derivatives to manage its credit exposures and for risk diversification in its investment portfolio.

22. Reinsurance Transactions

(a) During 2007, Great-West Life and London Life recaptured the remaining 50% of a reinsurance agreement on certain blocks of group life and long term disability business. The recaptured premiums of $1,574 associated with the transaction have been recorded in the Summary of Consolidated Operations as an increase to premium income with a corresponding increase to the change in actuarial liabilities and provision for claims. For the Consolidated Balance Sheet, this transaction resulted in a reduction of $1,831 to funds held under reinsurance contracts with a corresponding increase in policyholder liabilities.

(b) During 2006, GWL&A recaptured a reinsurance agreement on certain blocks of group annuity business. The recaptured premiums of $562 associated with the transaction have been recorded in the Summary of Consolidated Operations as an increase in premium income with a corresponding increase to the change in actuarial liabilities. For the Consolidated Balance Sheet, this transaction resulted in a reduction of $582 to funds held under reinsurance contracts with a corresponding increase in policyholder liabilities.

(c) During 2006, Great-West Life and London Life recaptured 50% of a reinsurance agreement on certain blocks of group life and long term disability business. The recaptured premiums of $1,560 associated with the transaction have been recorded in the Summary of Consolidated Operations as an increase to premium income with a corresponding increase to the change in actuarial liabilities and provision for claims. For the Consolidated Balance Sheet, this transaction resulted in a reduction of $1,671 to funds held under reinsurance contracts with a corresponding increase in policyholder liabilities.

23. Contingent Liabilities

The Company and its subsidiaries are subject to legal actions, including arbitrations and proposed class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Company.

In addition, there are proposed class proceedings in Ontario regarding the participation of the London Life and Great-West Life participating policyholder accounts in the financing of the acquisition of LIG in 1997 by Great-West Life. It is difficult to predict the outcome of these proceedings with certainty. However, based on information presently known, these proceedings are not expected to have a material adverse effect on the consolidated financial position of the Company.

Subsidiaries of the Company have declared partial windups in respect of certain Ontario defined benefit pension plans which will not likely be completed for some time. The partial windups could involve the distribution of the amount of actuarial surplus, if any, attributable to the wound up portion of the plans. However, many issues remain unclear, including the basis of surplus measurement and entitlement, and the method by which any surplus distribution would be implemented. In addition to the regulatory proceedings involving these partial windups, related proposed class action proceedings have been commenced in Ontario related to certain of the partial windups. In the third quarter, 2007 the Company's subsidiaries established provisions for certain Canadian retirement plans in the amounts of $97 after-tax. Actual results could differ from these estimates.

A subsidiary of the Company is involved in an ongoing arbitration relating to the interpretation of certain provisions of reinsurance treaties. In addition, certain reinsurance client loss statements relating to other reinsurance treaties are in dispute and may become subject to arbitration or other legal action in the future. While there is retrocession coverage in place for these other treaties, payment of amounts due under these retrocession treaties is contingent upon collection by the retrocessionaire under a separate financial arrangement with another party. We understand that the provisions of this separate financial arrangement are also in dispute. The Company's subsidiary has established an actuarial provision for these two matters. Based on information presently known, it is difficult to predict the outcome of these matters with certainty. These matters are not expected to have a material adverse effect on the consolidated financial position of the Company.

Legal proceedings have been commenced against a private equity vehicle in which subsidiaries of the Company have an ownership interest. Another subsidiary of the Company has established a provision related to these legal proceedings. Actual results could differ from these estimates. These proceedings are in their early stages and it is difficult to predict the outcome with certainty. Based on information presently known, these proceedings are not expected to have a material adverse effect on the consolidated financial position of the Company.

24. Commitments

(a) Syndicated Letters of Credit

Clients residing in the United States are required pursuant to their insurance laws to obtain letters of credit issued on LRG's behalf from approved banks in order to further secure LRG's obligations under certain reinsurance contracts.

LRG has a syndicated letter of credit facility providing U.S. $650 in letters of credit capacity. The facility was arranged in 2005 for a five year term expiring November 15, 2010. Under the terms and conditions of the facility, collateralisation may be required if a default under the letter of credit agreement occurs. LRG has issued U.S. $591 in letters of credit under the facility as at December 31, 2007 (U.S. $620 at December 31, 2006).

In addition, LRG has other bilateral letter of credit facilities totalling U.S. $18 (2006 – U.S. $18).

(b) Other Letters of Credit

Canada Life issues letters of credit in the normal course of business. Letters of credit in the amount of $1 were outstanding at December 31, 2007 ($2 at December 31, 2006), none of which have been drawn upon at that date.

(c) Lease Obligations

The Company enters into operating leases for office space and certain equipment used in the normal course of operations. Lease payments are charged to operations over the period of use. The future minimum lease payments in aggregate and by year are as follows:

	2008	2009	2010	2011	2012	2013 and thereafter	Total
Future lease payments	$ 100	93	66	50	37	154	$ 500

25. Segmented Information

In Canada, Great-West Life and its operating subsidiaries, London Life and Canada Life offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West Life financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In the United States, GWL&A is a leader in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions. Putnam provides investment management, certain administrative functions, distribution, and related services through a broad range of investment products, including the Putnam Funds, its own family of mutual funds which are offered to individual and institutional investors.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products including payout annuity products, and reinsurance. The Europe segment is comprised of two distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, LRG and their subsidiaries.

The Lifeco Corporate segment represents the Lifeco holding company activities and transactions that are not directly attributable to measurement of the business segments of the Company.

GREAT-WEST LIFECO INC.

(a) Consolidated Operations

For the year ended December 31, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 8,916	$ 1,910	$ 7,927	$ -	$ 18,753
Net investment income					
Regular net investment income	2,546	1,337	1,663	19	5,565
Changes in fair value on held for trading assets	(421)	(58)	(619)	-	(1,098)
Total net investment income	2,125	1,279	1,044	19	4,467
Fee and other income	1,029	1,001	673	-	2,703
Total income	12,070	4,190	9,644	19	25,923
Benefits and expenses:					
Paid or credited to policyholders	8,498	2,631	8,095	-	19,224
Other	2,163	1,027	768	162	4,120
Amortization of finite life intangible assets	14	14	4	-	32
Net operating income before income taxes	1,395	518	777	(143)	2,547
Income taxes	252	138	136	(46)	480
Net income before non-controlling interests	1,143	380	641	(97)	2,067
Non-controlling interests	128	14	17	-	159
Net income from continuing operations	1,015	366	624	(97)	1,908
Net income from discontinued operations	-	203	-	-	203
Net income	1,015	569	624	(97)	2,111
Perpetual preferred share dividends	42	-	13	-	55
Net income - common shareholders	$ 973	$ 569	$ 611	$ (97)	$ 2,056

GREAT-WEST
LIFECO INC.

For the year ended December 31, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 8,149	$ 2,380	$ 7,223	$ -	$ 17,752
Net investment income	2,789	1,319	1,710	18	5,836
Fee and other income	895	388	611	-	1,894
Total income	11,833	4,087	9,544	18	25,482
Benefits and expenses:					
Paid or credited to policyholders	8,231	3,147	8,282	-	19,660
Other	2,204	490	686	4	3,384
Amortization of finite life intangible assets	14	-	4	-	18
Net operating income before income taxes	1,384	450	572	14	2,420
Income taxes	317	117	59	29	522
Net income before non-controlling interests	1,067	333	513	(15)	1,898
Non-controlling interests	132	13	17	-	162
Net income from continuing operations	935	320	496	(15)	1,736
Net income from discontinued operations	-	191	-	-	191
Net income	935	511	496	(15)	1,927
Perpetual preferred share dividends	42	-	10	-	52
Net income - common shareholders	$ 893	$ 511	$ 486	$ (15)	$ 1,875

(b) Consolidated Total Assets

	2007			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 45,148	$ 23,045	$ 31,802	$ 99,995
Assets for operations held for sale	-	697	-	697
Goodwill and intangible assets	4,966	3,519	1,727	10,212
Other assets	2,529	2,439	2,516	7,484
Total assets	$ 52,643	$ 29,700	$ 36,045	$ 118,388

	2006			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 43,718	$ 27,362	$ 26,017	$ 97,097
Assets for operations held for sale	-	866	-	866
Goodwill and intangible assets	4,980	221	1,762	6,963
Other assets	1,290	881	13,431	15,602
Total assets	$ 49,988	$ 29,330	$ 41,210	$ 120,528

26. Subsequent Events

(a) On February 14, 2008, the Company's indirect wholly-owned Irish reinsurance subsidiary, Canada Life International Re Limited, signed an agreement with Standard Life Assurance Limited, a U.K. based provider of life, pension and investment products, to assume by way of indemnity reinsurance, a large block of U.K. payout annuities. The reinsurance transaction will increase policyholder liabilities by approximately $13 billion, with a corresponding increase in assets.

(b) On January 24, 2008, a subsidiary of Putnam LLC executed a demand promissory note in the amount of $150 U.S. with a Canadian Chartered Bank. On January 24, 2008, Putnam LLC drew $150 U.S. on the note. The note is guaranteed by the Company.

Deloitte

Deloitte & Touche LLP
360 Main Street
Suite 2300
Winnipeg MB R3C 3Z3
Canada

Tel: -204-942-0051
Fax: 204-947-9390
www.deloitte.ca

To the Shareholders of,
Great-West Lifeco Inc.

We have audited the consolidated balance sheets of Great-West Lifeco Inc. as at December 31, 2007 and 2006 and the summaries of consolidated operations, the consolidated statements of surplus, the summaries of consolidated comprehensive income and the consolidated statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Winnipeg, Manitoba
February 14, 2008

Form 52-109F1 - Certification of Annual Filings

I, R. L. McFeetors, President and Chief Executive Officer, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc. (the issuer) for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 15, 2008

'R. L. McFeetors'
President and Chief Executive Officer

LFCceo.doc

Form 52-109F1 - Certification of Annual Filings

I, W. W. Lovatt, Vice-President, Finance, Canada, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc. (the issuer) for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 15, 2008

'W. W. Lovatt'
Vice-President, Finance, Canada

LFCcfo.doc

Form 52-109F1 - Certification of Annual Filings

I, M. T. G. Graye, Vice-President, Finance, United States, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc. (the issuer) for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 15, 2008

'M. T. G. Graye'
Vice-President, Finance, United States

Form 52-109F1 - Certification of Annual Filings

I, A. Guertin, Vice-President, Finance, Europe, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc. (the issuer) for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 15, 2008

'A. Guertin'
Vice-President, Finance, Europe

GREAT-WEST LIFECO INC.

RELEASE

TSX:GWO

Readers are referred to the cautionary note regarding Forward-Looking Information at the end of this Release.

Great-West Lifeco subsidiary assumes a large block of U.K. payout annuities

Winnipeg, February 14, 2008 . . .Great-West Lifeco Inc. today announced that its indirect wholly-owned Irish reinsurance subsidiary, Canada Life International Re Limited, has signed an agreement with Standard Life Assurance Limited, a U.K. based provider of life, pension and investment products, to assume by way of indemnity reinsurance, a large block of U.K. payout annuities. The reinsurance transaction will increase policyholder liabilities by approximately C$13 billion, with a corresponding increase in assets.

The transaction is expected to be accretive to earnings in 2008 and in subsequent years.

"We are very pleased that Canada Life International Re is completing this transaction, which capitalizes on our position in core European markets, and continues our expansion in Europe," said Raymond L. McFeetors, President and Chief Executive Officer of Lifeco.

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. The corporation has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company and Putnam Investments, LLC. Great-West Lifeco and its companies have approximately $400 billion in assets under administration and are members of the Power Financial Corporation group of companies.

.../2

100 Osborne Street North, Winnipeg, MB Canada R3C 3A5

Cautionary Note Regarding Forward-Looking Information

This release contains forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, including the statement made in this release by the Company in regards to the expectation that the acquisition of the block of U.K. payout annuities will be accretive to earnings in 2008 and subsequent years, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Corporation's Management Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

- end -

For more information contact:
Marlene Klassen, APR
Assistant Vice-President, Communication Services
(204) 946-7705

GREAT-WEST LIFECO INC.

RELEASE

Readers are referred to the cautionary note regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

TSX:GWO

Great-West Lifeco raises dividend 6.4% and reports full year 2007 results

Winnipeg, February 14, 2008 ... Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders of $537 million for the three months ended December 31, 2007, up 9% compared to net income of $491 million reported a year ago. On a per share basis, this represents $0.601 per common share for the three months ended December 31, 2007 compared to $0.550 per common share for 2006. The strength of the Canadian dollar reduced net income reported by the Company in the quarter by approximately $0.043 per common share, or $38 million. On a constant currency basis, net income attributable to common shareholders increased 17% over 2006.

For the twelve months ended December 31, 2007 adjusted net income attributable to common shareholders was $2,153 million compared to $1,875 million reported a year ago. On a per share basis, this represents $2.413 per common share for the twelve months ended December 31, 2007, an increase of 15% compared to $2.104 per common share for 2006. Adjusted net income excludes a $97 million after-tax provision for certain Canadian retirement plans that was recorded in the third quarter of 2007. Net income attributable to common shareholders after this provision was $2,056 million or $2.304 per common share for the twelve months ended December 31, 2007. On a constant currency basis, adjusted net income attributable to common shareholders increased 16% over 2006.

Results for the year were strong across all three of Lifeco's business segments, Canada, United States and Europe.

Highlights

- Quarterly dividends declared were $0.2925 per common share, an increase of 6.4%, payable March 31, 2008. Dividends paid on common shares for the twelve months ended December 31, 2007 were 14% higher than a year ago.
- The acquisition of Putnam Investments, LLC closed on August 3, 2007. Lifeco results include the results of Putnam from that date. Putnam contributed approximately $0.029 per common share to net income for the quarter, and approximately $0.046 per common share since the closing of the transaction.
- Announced on February 14, 2008, a $13 billion reinsurance transaction with Standard Life Assurance Limited.
- Announced on November 26, 2007 that the U.S. Healthcare business would be sold to CIGNA.
- Lifeco continues to benefit from a high quality asset portfolio in the face of significant uncertainty in global credit markets.
- Adjusted return on common shareholders' equity was 21.6% for the twelve months ended December 31, 2007.

.../2

100 Osborne Street North, Winnipeg, MB Canada R3C 3A5

Consolidated net income for Lifeco is comprised of the net income of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life), Great-West Life & Annuity Insurance Company (GWL&A), and Putnam Investments, LLC (Putnam), together with Lifeco's corporate results.

CANADA

Net income attributable to common shareholders for the fourth quarter of 2007 was $246 million compared to $223 million in 2006, an increase of 10%.

For the twelve months ended December 31, 2007, net income attributable to common shareholders was up 9% to $973 million from $893 million for the twelve months ended December 31, 2006. Individual Insurance & Investment Products earnings at $637 million were up 9% while Group Insurance earnings of $384 million were up 15%.

Total sales for the twelve months ended December 31, 2007 were $9.4 billion compared to $8.4 billion in 2006, an increase of 12%.

Total assets under administration at December 31, 2007 were $101.0 billion, compared to $96.6 billion at December 31, 2006.

UNITED STATES

Net income attributable to common shareholders for the fourth quarter of 2007 increased 10% to $141 million from $128 million for the fourth quarter of 2006. For the twelve months ended December 31, 2007, net income attributable to common shareholders was up 11% to $569 million from $511 million for the twelve months ended December 31, 2006.

Net income for the quarter includes $43 million in 2007 and $50 million in 2006 in connection with Lifeco's U.S. healthcare business, which has been designated as discontinued operations. For the twelve months ended December 31, the amounts included were $203 million in 2007 and $191 million in 2006.

In the quarter, the strength of the Canadian dollar reduced net income by $0.026 per common share, or $23 million. On a constant currency basis, net income increased by 27% in the quarter, and 18% for the year.

Total sales for the twelve months ended December 31, 2007 were $21.0 billion compared to $3.4 billion in 2006. Putnam's asset management business is included from August 3, 2007.

Total assets under administration at December 31, 2007 were $231.7 billion compared to $48.2 billion at December 31, 2006. Included in assets under administration were $184 billion of mutual fund and institutional account assets managed by Putnam.

.../3

EUROPE

Net income attributable to common shareholders for the fourth quarter of 2007 of $150 million was comparable to $150 million for the fourth quarter of 2006. In the quarter, the strength of the Canadian dollar reduced net income by $0.017 per common share, or $15 million. On a constant currency basis, net income increased by 10% in the quarter and 25% for the year. For the twelve months ended December 31, 2007, net income attributable to common shareholders was up 26% to $611 million from $486 million for the twelve months ended December 31, 2006.

Total sales for the twelve months ended December 31, 2007 were $6.1 billion compared to $5.8 billion in 2006, an increase of 4%.

Total assets under administration at December 31, 2007 were $61.8 billion, compared to $67.8 billion at December 31, 2006.

CORPORATE

Corporate net income for Lifeco attributable to common shareholders was nil for the fourth quarter of 2007 and a charge of $97 million for the twelve months ended December 31, 2007 compared to a charge of $10 million for the fourth quarter and a charge of $15 million for the full year 2006. The 2007 results include a $97 million after tax provision for certain Canadian retirement plans.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.2925 per share on the common shares of the Company payable March 31, 2008 to shareholders of record at the close of business March 3, 2008.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares of $0.293750 per share;
- Series E First Preferred Shares of $0.30 per share;
- Series F First Preferred Shares of $0.36875 per share;
- Series G First Preferred Shares of $0.325 per share;
- Series H First Preferred Shares of $0.30313 per share; and
- Series I First Preferred Shares of $0.28125 per share;

all payable March 31, 2008 to shareholders of record at the close of business March 3, 2008.

For purposes of the Income Tax Act (Canada), and any similar provincial legislation, the dividends referred to above are eligible dividends.

.../4

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. The Company has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company and Putnam Investments, LLC. Lifeco and its companies have over $394 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

Cautionary note regarding Forward-Looking Information

This release contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's 2007 Annual Management's Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Cautionary note regarding Non-GAAP Financial Measures

This release contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "adjusted net income", "earnings before adjustments", "net income on a constant currency basis", "premiums and deposits", "sales", and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

Further information
Selected financial information is attached.

Great-West Lifeco's fourth quarter analyst teleconference will be held Thursday, February 14 at 3:30 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone at:

- Participants in the Toronto area: 416-406-6419
- Participants from North America: 1-888-575-8232
- Participants from Overseas: Dial international access code first, then 800-9559-6849

A replay of the call will be available from February 14 until February 21, 2008, and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3250823#).

Additional information relating to Lifeco, including the 2007 audited financial statements, Management's Discussion and Analysis (MD&A), Annual Information Form (AIF), and CEO/CFO certificates will be filed on SEDAR at www.sedar.com.

- end -

For more information contact:

Marlene Klassen, APR
Assistant Vice-President, Communication Services
(204) 946-7705

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended December 31			For the twelve months ended December 31		
	2007	2006	% Change	**2007**	2006	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 5,764**	$ 5,997	-4%	**$ 18,753**	$ 17,752	6%
Self-funded premium equivalents (ASO contracts)	**570**	546	4%	**2,233**	2,145	4%
Segregated funds deposits:						
Individual products	**1,935**	2,415	-20%	**9,183**	8,420	9%
Group products	**1,460**	1,399	4%	**5,788**	5,240	10%
Proprietary mutual funds deposits (1)	**9,531**	178	-	**15,964**	629	-
Total premiums and deposits	**19,260**	10,535	83%	**51,921**	34,186	52%
Fee and other income	**861**	503	71%	**2,703**	1,894	43%
Paid or credited to policyholders	**6,858**	6,447	6%	**19,224**	19,660	-2%
Net income - common shareholders before adjustments	**537**	491	9%	**2,153**	1,875	15%
Adjustments after tax (2)	**-**	-	-	**97**	-	-
Net income - common shareholders	**537**	491	9%	**2,056**	1,875	10%
Per common share						
Basic earnings before adjustments	**$ 0.601**	$ 0.550	9%	**$ 2.413**	$ 2.104	15%
Adjustments after tax (2)	**-**	-	-	**0.109**	-	-
Basic earnings	**0.601**	0.550	9%	**2.304**	2.104	10%
Dividends paid	**0.275**	0.240	15%	**1.060**	0.9275	14%
Book value				**10.98**	11.24	-2%
Return on common shareholders' equity:						
Net income before adjustments (2)				**21.6%**	20.1%	
Net income				**20.7%**	20.1%	
At December 31						
Total assets				**$ 118,388**	$ 120,528	-2%
Segregated funds net assets				**89,181**	90,146	-1%
Proprietary mutual funds net assets				**186,594**	1,907	-
Total assets under administration				**$ 394,163**	$ 212,581	85%
Share capital and surplus				**$ 10,908**	$ 11,114	-2%

(1) Includes Putnam Investments, LLC mutual funds deposits.

(2) During 2007, net income attributable to common shareholders was reduced by $97 after-tax as a result of a provision for certain Canadian retirement plans. Net income, basic earnings per common share and return on common shareholders' equity are presented before adjustments, as a non-GAAP financial measure of earnings performance.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended December 31		For the years ended December 31	
	2007	2006	**2007**	2006
Income				
Premium income	**$ 5,764**	$ 5,997	**$ 18,753**	$ 17,752
Net investment income				
Regular net investment income	**1,304**	1,473	**5,565**	5,836
Changes in fair value on held for trading assets	**821**	-	**(1,098)**	-
Total net investment income	**2,125**	1,473	**4,467**	5,836
Fee and other income	**861**	503	**2,703**	1,894
	8,750	7,973	**25,923**	25,482
Benefits and expenses				
Policyholder benefits	**4,208**	4,431	**16,186**	14,742
Policyholder dividends and experience refunds	**343**	260	**1,137**	1,124
Change in actuarial liabilities	**2,307**	1,756	**1,901**	3,794
Total paid or credited to policyholders	**6,858**	6,447	**19,224**	19,660
Commissions	**374**	364	**1,366**	1,254
Operating expenses	**647**	461	**2,260**	1,693
Premium taxes	**57**	61	**225**	235
Financing charges	**84**	50	**269**	202
Amortization of finite life intangible assets	**8**	4	**32**	18
Net income from continuing operations before income taxes	**722**	586	**2,547**	2,420
Income taxes - current	**344**	98	**696**	459
- future	**(164)**	3	**(216)**	63
Net income from continuing operations before non-controlling interests	**542**	485	**2,067**	1,898
Non-controlling interests	**35**	30	**159**	162
Net income from continuing operations	**507**	455	**1,908**	1,736
Net income from discontinued operations	**43**	50	**203**	191
Net income	**550**	505	**2,111**	1,927
Perpetual preferred share dividends	**13**	14	**55**	52
Net income - common shareholders	**$ 537**	$ 491	**$ 2,056**	$ 1,875
Earnings per common share				
Basic	**$ 0.601**	$ 0.550	**$ 2.304**	$ 2.104
Diluted	**$ 0.597**	$ 0.547	**$ 2.287**	$ 2.089
Average number of shares outstanding				
Basic	892,860,429	891,050,178	892,227,627	891,050,178
Diluted	899,198,601	897,725,841	898,930,293	897,725,841

GREAT-WEST LIFECO INC.

CONSOLIDATED BALANCE SHEETS *(unaudited)*

(in $ millions)

	December 31, 2007	December 31, 2006
Assets		
Bonds	$ 65,069	$ 64,946
Mortgage loans	15,869	15,334
Stocks	6,543	4,766
Real estate	2,547	2,216
Loans to policyholders	6,317	6,776
Cash and cash equivalents	3,650	3,059
Funds held by ceding insurers	1,512	12,371
Assets of operations held for sale	697	866
Goodwill	6,295	5,393
Intangible assets	3,917	1,570
Other assets	5,972	3,231
Total assets	$ 118,388	$ 120,528
Liabilities		
Policy liabilities		
Actuarial liabilities	$ 87,681	$ 89,379
Provision for claims	1,315	1,179
Provision for policyholder dividends	600	568
Provision for experience rating refunds	310	437
Policyholder funds	2,160	2,084
	92,066	93,647
Debentures and other debt instruments	5,241	1,980
Funds held under reinsurance contracts	164	1,822
Other liabilities	5,211	3,918
Liabilities of operations for sale	428	599
Repurchase agreements	344	974
Deferred net realized gains	179	2,825
	103,633	105,765
Preferred shares	786	756
Capital trust securities and debentures	639	646
Non-controlling interests		
Participating account surplus in subsidiaries	2,103	1,884
Preferred shares issued by subsidiaries	157	209
Perpetual preferred shares issued by subsidiaries	152	154
Non-controlling interests in capital stock and surplus	10	-
Share capital and surplus		
Share capital		
Perpetual preferred shares	1,099	1,099
Common shares	4,709	4,676
Accumulated surplus	6,599	5,858
Accumulated other comprehensive income	(1,533)	(547)
Contributed surplus	34	28
	10,908	11,114
Total liabilities, share capital and surplus	$ 118,388	$ 120,528

GREAT-WEST
LIFECO INC.

Segmented Information *(unaudited)*
Consolidated Operations
For the three months ended December 31, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 3,452	$ 436	$ 1,876	$ -	$ 5,764
Net investment income					
Regular net investment income	681	310	311	2	1,304
Changes in fair value on held for trading assets	235	32	554	-	821
Total net investment income	916	342	865	2	2,125
Fee and other income	266	414	181	-	861
Total income	4,634	1,192	2,922	2	8,750
Benefits and expenses:					
Paid or credited to policyholders	3,691	669	2,498	-	6,858
Other	556	398	207	1	1,162
Amortization of finite life intangible assets	4	3	1	-	8
Net operating income before income taxes	383	122	216	1	722
Income taxes	90	29	60	1	180
Net income before non-controlling interests	293	93	156	-	542
Non-controlling interests	37	(5)	3	-	35
Net income from continuing operations	256	98	153	$ -	507
Net income from discontinued operations	-	43	-	-	43
Net Income	256	141	153	-	550
Perpetual preferred share dividends	10	-	3	-	13
Net income - common shareholders	$ 246	$ 141	$ 150	$ -	$ 537

GREAT-WEST LIFECO INC.

For the three months ended December 31, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 3,375	$ 466	$ 2,156	$ -	$ 5,997
Net investment income	724	361	397	(9)	1,473
Fee and other income	236	109	158	-	503
Total income	4,335	936	2,711	(9)	7,973
Benefits and expenses:					
Paid or credited to policyholders	3,472	664	2,311	-	6,447
Other	548	159	228	1	936
Amortization of finite life intangible assets	3	-	1	-	4
Net operating income before income taxes	312	113	171	(10)	586
Income taxes	55	30	16	-	101
Net income before non-controlling interests	257	83	155	(10)	485
Non-controlling interests	24	5	1	-	30
Net income from continuing operations	233	78	154	(10)	455
Net income from discontinued operations	-	50	-	-	50
Net income	233	128	154	(10)	505
Perpetual preferred share dividends	10	-	4	-	14
Net income - common shareholders	$ 223	$ 128	$ 150	$ (10)	$ 491

GREAT-WEST LIFECO INC.

For the year ended December 31, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 8,916	$ 1,910	$ 7,927	$ -	$ 18,753
Net investment income					
Regular net investment income	2,546	1,337	1,663	19	5,565
Changes in fair value on held for trading assets	(421)	(58)	(619)	-	(1,098)
Total net investment income	2,125	1,279	1,044	19	4,467
Fee and other income	1,029	1,001	673	-	2,703
Total income	12,070	4,190	9,644	19	25,923
Benefits and expenses:					
Paid or credited to policyholders	8,498	2,631	8,095	-	19,224
Other	2,163	1,027	768	162	4,120
Amortization of finite life intangible assets	14	14	4	-	32
Net operating income before income taxes	1,395	518	777	(143)	2,547
Income taxes	252	138	136	(46)	480
Net income before non-controlling interests	1,143	380	641	(97)	2,067
Non-controlling interests	128	14	17	-	159
Net income from continuing operations	1,015	366	624	(97)	1,908
Net income from discontinued operations	-	203	-	-	203
Net income	1,015	569	624	(97)	2,111
Perpetual preferred share dividends	42	-	13	-	55
Net income - common shareholders	$ 973	$ 569	$ 611	$ (97)	$ 2,056

GREAT-WEST LIFECO INC.

For the year ended December 31, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 8,149	$ 2,380	$ 7,223	$ -	$ 17,752
Net investment income	2,789	1,319	1,710	18	5,836
Fee and other income	895	388	611	-	1,894
Total income	11,833	4,087	9,544	18	25,482
Benefits and expenses:					
Paid or credited to policyholders	8,231	3,147	8,282	-	19,660
Other	2,204	490	686	4	3,384
Amortization of finite life intangible assets	14	-	4	-	18
Net operating income before income taxes	1,384	450	572	14	2,420
Income taxes	317	117	59	29	522
Net income before non-controlling interests	1,067	333	513	(15)	1,898
Non-controlling interests	132	13	17	-	162
Net income from continuing operations	935	320	496	(15)	1,736
Net income from discontinued operations	-	191	-	-	191
Net income	935	511	496	(15)	1,927
Perpetual preferred share dividends	42	-	10	-	52
Net income - common shareholders	$ 893	$ 511	$ 486	$ (15)	$ 1,875

Exemption # 82-34728

Computershare

530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

Date: 15/02/2008

To: All Canadian Securities Regulatory Authorities

Subject: Great-West Lifeco Inc.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	13/03/2008
Record Date for Voting :	13/03/2008
Meeting Date :	01/05/2008
Meeting Location :	Winnipeg, MB

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	39138C106	CA39138C1068
SERIES D FIRST PREFERRED	39138C601	CA39138C6018
SERIES E FIRST PREFERRED	39138C700	CA39138C7008
SERIES F FIRST PREFERRED	39138C809	CA39138C8097
SERIES G FIRST PREFERRED	39138C882	CA39138C8824
SERIES H FIRST PREFERRED	39138C874	CA39138C8741
SERIES I FIRST PREFERRED	39138C866	CA39138C8667

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Great-West Lifeco Inc.

GREAT-WEST LIFECO INC.

2007 Revised Annual Information Form

DATED February 20, 2008

This Revised Annual Information Form was amended to insert a missing date on page 32. This filing therefore supercedes and replaces the Annual Information Form filed on February 15, 2008.

GREAT-WEST LIFECO INC.
100 Osborne Street North
Winnipeg, Manitoba R3C 3A5

Great-West Lifeco Inc.

Table of Contents

GENERAL

This Revised Annual Information Form ("AIF") is intended to provide material information about Great-West Lifeco Inc. ("Lifeco") and its business.

Unless otherwise indicated, all information in this AIF is presented as at December 31, 2007 and all amounts are expressed in Canadian dollars.

Incorporation by Reference
Lifeco's 2007 Management's Discussion and Analysis dated February 14, 2008 ("MD&A") is hereby incorporated by reference into this AIF and is available on SEDAR at www.sedar.com.

Cautionary Note Regarding Forward-Looking Information
This AIF and the documents incorporated by reference contain some forward-looking statements about Lifeco, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future action by Lifeco, including statements made in this document by Lifeco with respect to the expected closing of the sale of the Great-West Healthcare business and the expected benefits of the transaction are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about Lifeco, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lifeco due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and Lifeco's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in Lifeco's MD&A, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, Lifeco has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Cautionary Note Regarding Non-GAAP Financial Measures
This AIF and the documents incorporated by reference contain some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "adjusted net income", "earnings before adjustments", "premiums and deposits", "sales" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

CORPORATE STRUCTURE

Name and Incorporation

Lifeco was incorporated under the *Canada Business Corporations Act* (the "CBCA") on November 8, 1979 as 94972 Canada Inc. Its name was changed to Great-West Lifeco Inc. and its capital structure was reorganized by Certificate of Amendment dated May 15, 1986. Its articles, as further amended, were restated by Restated Certificate of Incorporation dated August 7, 1997 and were subsequently amended, among other changes, to create Non-Cumulative First Preferred Shares, Series D, Series E, Series F, Series G, Series H and Series I. The registered office and principal place of business of Lifeco is located at 100 Osborne Street North, Winnipeg, MB, Canada R3C 3A5.

Intercorporate Relationships

The chart shown below depicts the corporate relationships among Lifeco and its material and certain other subsidiaries as at December 31, 2007. Unless otherwise indicated, all such subsidiaries were incorporated or have been continued under the laws of Canada. Lifeco beneficially owns, or exercises control or direction over, 100% of the voting securities of each such subsidiary.


The Great-West Life Assurance Company
Great-West Lifeco U.S. Inc. [Delaware]
Canada Life Financial Corporation
London Insurance Group Inc.
GWL Realty Advisors Inc.
GWL&A Financial Inc. [Delaware]
Putnam Investments, LLC [Delaware]
The Canada Life Assurance Company
London Life Insurance Company
GWL Investment Management Ltd.
Great-West Life & Annuity Insurance Company [Colorado]
Canada Life Capital Corporation Inc.
The Canada Life Group (U.K.) Limited [England]
Canada Life Irish Holding Company Limited [Ireland]
Canada Life International Re Limited [Ireland]
Crown Life Insurance Company
The Canada Life Insurance Company of Canada
Laketon Investment Management Ltd. [Ontario]
GRS Securities Inc.
London Capital Management Ltd.
Quadrus Investment Services Ltd.
London Reinsurance Group Inc.
Advised Assets Group, LLC [Colorado]
Canada Life Insurance Company of America [Michigan]
FASCore, LLC [Colorado]
First Great-West Life & Annuity Insurance Company [New York]
GW Capital Management, LLC [Colorado]
Orchard Trust Company, LLC [Colorado]

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Lifeco has experienced considerable growth over the three year period ending December 31, 2007. Total revenue from continuing operations has grown from $23,871 million in 2005, to $25,923 million in 2007. Total assets under administration ("AUM") for continuing operations have grown from $164,884 million at December 31, 2004, to $394,395 million at December 31, 2007. The growth experienced by Lifeco has been achieved both through organic growth as well as through acquisition. The significant acquisitions of Lifeco and its subsidiaries are described below.

On November 26, 2007, Great West Lifeco Inc. announced that its subsidiary, Great-West Life & Annuity Insurance Company ("GWL&A"), entered into a definitive asset and stock purchase agreement to sell its health care insurance business, Great-West Healthcare, to a subsidiary of CIGNA Corporation. The transaction has an enterprise value of

US$2.25 billion and is expected to close during the first half of 2008, subject to regulatory and certain other approvals.

In the fourth quarter of 2007, GWL&A completed a transaction with Franklin Templeton Investments whereby Franklin Templeton transitioned its 401(k) recordkeeping business to GWL&A. GWL&A's affiliate FASCore, LLC has been supporting Franklin Templeton's recordkeeping business since 2006. Under the new agreement, GWL&A entered into a direct contractual relationship with each plan sponsor and assumed additional servicing and custodial responsibilities for approximately 340 plans, representing about 64,000 participants.

On August 3, 2007 Lifeco completed its acquisition of Putnam Investments, LLC ("Putnam") whereby Lifeco acquired the asset management business of Putnam for US$3 billion, and Lifeco's subsidiaries, The Great-West Life Assurance Company ("Great-West") and The Canada Life Assurance Company ("Canada Life") acquired Putnam's 25% interest in T.H. Lee Partners for approximately US$350 million. The terms of the transaction resulted in a tax intangible valued at approximately US$550 million, derived from an election by both parties to the agreement under section 338(h)(10) of the U.S. Internal Revenue Code. In aggregate, these transactions represent a value of approximately US$3.9 billion. The transaction has allowed Lifeco to achieve a major presence in the mutual fund and institutional asset management industry in the United States. Putnam also has operations in Europe and Asia. As of the date of acquisition, Putnam had approximately US$187 billion in AUM, comprised of US$116 billion in retail mutual funds AUM and US$71 billion in institutional funds AUM.

On July 5, 2007, Canada Life acquired all of the remaining outstanding common shares of Crown Life Insurance Company ("Crown Life") for cash consideration of $118 million. The acquisition was pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life. The acquisition resulted in an increase in invested assets of approximately $459 million, an increase in other assets of $24 million, an increase in policyholder liabilities of $336 million and an increase in other liabilities of $48 million and estimated goodwill of $19 million.

In February 2007, Lifeco's United Kingdom subsidiary, Canada Life Limited ("Canada Life U.K."), completed the transfer of assets and liabilities of a block of payout annuity business which was acquired from Equitable Life Assurance Society in the U.K. The transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $10.2 billion (£4.5 billion) on the consolidated balance sheet at December 31, 2006.

On October 2, 2006, GWL&A acquired several parts of the full service-bundled, small and midsized 401(k) as well as some defined benefit plan business from Metropolitan Life Insurance Company and its affiliates (collectively, "MetLife"). The acquisition includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. Under the terms of the agreement, GWL&A assumed the general account business totaling $1.7 billion (US$1.5 billion) of policyholder liabilities on a coinsurance basis and the segregated account business on a modified-coinsurance basis with an effective date of October 2, 2006. Arrangements have been made to transfer the policies to GWL&A and the transfer is expected to take place over a three year period. Under the modified-coinsurance agreement, MetLife retains the approximately $2.6 billion (US$2.3 billion) of segregated account assets and liabilities but cedes to GWL&A all of the net profits and losses and related net cash flows. In addition, GWL&A acquired approximately $3.9 billion (US$3.4 billion) of participant account values for which it will provide administrative services and recordkeeping functions and receive fee income.

On December 31, 2006, GWL&A acquired the full service-bundled, defined contribution business from U.S. Bank. The acquired business primarily relates to the administration of 401(k) plans which represent more than $10.5 billion (US$9.0 billion) in retirement plan assets. The acquisition includes the retention of relationship managers and sales and client service specialists.

On November 30, 2006, GWL&A acquired all outstanding common shares of Indiana Healthcare Network, Inc.

During 2005, Canada Life UK, acquired the assets and liabilities associated with the in-force annuity in payment business of Phoenix and London Assurance Limited, part of the Resolution Life Group which is based in the United Kingdom. The transaction resulted in an increase in invested assets and a corresponding increase in policyholder liabilities of $4.4 billion on the consolidated balance sheet.

Lifeco expects that it will continue to seek external growth opportunities.

For a more detailed description of the recent general development of Lifeco's business, and the outlook for Lifeco's current financial year, see pages 1 to 73 of the MD&A.

DESCRIPTION OF THE BUSINESS

General

Lifeco is a financial services holding company with interests in the life insurance, health insurance, asset management, investment and retirement savings and reinsurance businesses, primarily in Canada, the United States, Europe and Asia. Its major operating subsidiaries are Great-West and London Life Insurance Company ("London Life") in Canada, Canada Life in Canada and in Europe, and GWL&A and Putnam in the United States. Lifeco and its subsidiaries have more than $394 billion in assets under administration, and as at December 31, 2007 had approximately 22,000 employees worldwide. Lifeco currently has no other holdings, and currently carries on no businesses or activities, that are unrelated to its holdings in Great-West, London Life, Canada Life, GWL&A, Putnam and their subsidiaries. However, Lifeco is not restricted to investing in those companies, and may make other investments in the future.

Great-West, London Life and Canada Life offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations. They provide a wide range of retirement savings and income plans, as well as life, disability and critical illness insurance for individuals and families. As a leading provider of employee benefits in Canada, Great-West offers effective benefit solutions for large and small employee groups.

GWL&A is a leader in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. Headquartered in Denver, Colorado, GWL&A serves its customers nationwide through a range of healthcare and financial products and services marketed through brokers, consultants and group representatives, and through marketing partnerships with other financial institutions.

Headquartered in Boston, Massachusetts, Putnam provides investment management, certain administrative functions, distribution, and related services through a broad range of investment products to individual and institutional investors. Individual retail investors are served through a broad network of distribution relationships with unaffiliated broker-dealers, financial planners, registered investment advisers and other financial institutions that distribute the Putnam Funds to their customers, which, in total, includes more than 150,000 advisors in over 2,000 firms. Institutional investors are supported by Putnam's dedicated account management, product management, and client service professionals and through strategic relationships with several investment management firms outside of the United States.

The businesses of Lifeco are grouped into reportable segments as follows:

Canada

The Canadian segment includes the operating results of the Canadian businesses operated by Great-West, London Life, and Canada Life. There are two primary business units included in this segment. Through its Individual Insurance & Investments Products business unit, Lifeco provides life, disability and critical illness insurance products to individual clients, as well as accumulation and payout annuity products for both group and individual clients in Canada. Through its Group Insurance business unit, Lifeco provides life, health, disability and creditor insurance products to group clients in Canada.

Europe

The European segment is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The segment is comprised of two distinct business units: Insurance and Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany, and Reinsurance, which operates primarily in the United States, Barbados and Europe. The Insurance and Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, London Reinsurance Group Inc. ("LRG"), a subsidiary of London Life, and their respective subsidiaries. Through the Insurance and Annuities business unit, Canada Life offers a portfolio of protection and wealth management products, with a focus on payout annuities, savings and group insurance in the United Kingdom, and savings and individual protection products in the Isle of Man. The core products offered in Ireland are individual insurance, savings and pension products. The German operation focuses on pension products. Through the Reinsurance business unit, Canada Life and LRG provide a product portfolio consisting of life, annuity and property and casualty reinsurance.

United States

The United States segment includes the operations of GWL&A and Putnam, as well as the United States branch operations of Great-West and Canada Life. This segment includes three primary business units. Through the Financial Services business unit, GWL&A provides an array of financial security products, including employer-sponsored defined contribution retirement plans, deferred compensation plans, and corporate 401(k) plans for a variety of markets. It also provides annuity and life insurance products for individuals, families and corporate executives. Through the Asset Management business unit, Putnam provides investment management, certain administrative functions, distribution, and related services through a broad range of investment products, including the Putnam Funds, its own family of mutual funds which are offered to individual and institutional investors. Through the Healthcare business unit, GWL&A provides employers in the United States with a comprehensive line of employee benefit products and services, including health plans, flexible spending account administration, dental and vision plans, life insurance benefits, and short and long-term disability coverage.

In November 2007, GWL&A entered into a definitive asset and stock purchase agreement to sell its health care insurance business. The transaction is expected to close during the first half of 2008, subject to regulatory and certain other approvals. For financial reporting purposes, the Great-West Healthcare business unit has been classified as discontinued operations.

Corporate

The Corporate segment includes various activities not specifically associated with other business units.

Lifeco, through its operating subsidiaries, provides products and services under a number of brands, including the Canada Life brand and the Freedom 55 brand, both of which were acquired in market transactions. The Freedom 55 brand is one of the most recognizable brands in Canada.

Based on reported results for the twelve months ended December 31, 2007, of $25.9 billion of total revenue consisting of premium income, net investment income, and fee and other income, approximately $13.8 billion, or 53%, was denominated in currencies other than Canadian dollars. Similarly, $1,187 million, or 57% of the $2,056 million total net income attributable to shareholders, was denominated in foreign currencies. At December 31, 2007 approximately $65.7 billion, or 56% of the $118.4 billion of total general fund assets, were denominated in foreign currencies.

Lifeco's foreign currency denominated operating results were translated to Canadian dollars at prevailing market translation rates in 2007 and 2006.

For a further description of Lifeco's business, see pages 1 to 73 of the MD&A.

Risk Factors

Lifeco and its operating subsidiaries are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and are influenced by factors both internal and external to the businesses operations. These risks, and the control practices used to manage the risks, may be broadly grouped into four categories:

1. Insurance Risks
2. Investment or Market Risks
3. Operational Risks
4. Other Risks

The risk categories above have been ranked in accordance with the extent to which they would be expected to impact the business on an ongoing basis and, accordingly, would require more active management. It must be noted, however, that risks included in the third or fourth categories, such as legal, regulatory or reputational risks, may still represent serious risks notwithstanding the expectation that they may be less likely to be realized.

For a more detailed description of risk factors, see pages 25-35 of the MD&A.

REGULATORY MATTERS

Lifeco's major operating subsidiaries, Great-West, London Life, Canada Life, GWL&A and Putnam, and their respective subsidiaries, are subject to regulation and supervision by governmental authorities in the jurisdictions in which they do business.

Canada

In Canada, Great-West and its two major regulated subsidiaries, Canada Life and London Life (collectively, together with Great-West, the "Canadian Regulated Companies") are each governed by the *Insurance Companies Act* (Canada) (the "ICA"). The ICA is administered, and activities of the Canadian Regulated Companies are supervised, by the Office of the Superintendent of Financial Institutions Canada ("OSFI"). The Canadian Regulated Companies have all the powers and are subject to the restrictions applicable to life insurance companies under the ICA. The Canadian Regulated Companies, directly or through subsidiaries or other arrangements, are permitted under the ICA to offer various financial services, including banking, investment counseling and portfolio management, mutual funds, trust services, real property brokerage and appraisal, information processing and merchant banking services. The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting rights of the shares of an insurance company.

Each Canadian Regulated Company is required to file annual and other reports relating to its financial condition and is subject to periodic examinations of its affairs by OSFI. The ICA also imposes upon the Canadian Regulated Companies, and their respective subsidiaries, restrictions on transactions with related parties, and sets forth requirements governing reserves for actuarial liabilities and the safekeeping of assets. OSFI supervises the Canadian Regulated Companies on a consolidated basis (including capital adequacy) and has the authority to review both insurance and non-insurance activities, whether inside or outside of Canada, conducted by each of the Canadian Regulated Companies and their respective subsidiaries with supervisory power to bring about corrective action.

<u>Appointed Actuary</u>

In accordance with the ICA, the Board of Directors of each Canadian Regulated Company has appointed a Fellow of the Canadian Institute of Actuaries as its Appointed Actuary. The ICA prescribes that the Appointed Actuary must provide an opinion on the value of the consolidated policy liabilities of the Canadian Regulated Company as at the end of each period in accordance with generally accepted actuarial practices. The Appointed Actuary's opinion must describe the assumptions and methods used in giving the opinion, and provide an opinion as to whether the amount of policy liabilities makes appropriate provision for all policyholder obligations and whether the valuation of liabilities is fairly presented in the consolidated financial statements. At least once in each financial year, the Appointed Actuary must meet with the Board of Directors, or where the Board of Directors so choose, with the Audit Committee, in order to report, in accordance with generally accepted actuarial practice and any direction that may be made by the Superintendent of Financial Institutions (the "Superintendent"), on the financial position of the Canadian Regulated Company and, where so specified in such a direction, the expected future financial condition of the Canadian Regulated Company. The Appointed Actuary is also required to report to the President and Chief Executive Officer and to the Executive Vice-President and Chief Financial Officer of the Canadian Regulated Company if the Appointed Actuary identifies any matter that, in the Appointed Actuary's opinion, has a material adverse effect on the financial condition of the Canadian Regulated Company and requires rectification.

<u>Investment Restrictions</u>

The Canadian Regulated Companies are obliged to establish and adhere to investment and lending policies, standards and procedures pursuant to the ICA. The ICA also contains restrictions on the overall amount the Canadian Regulated Companies may invest in certain classes of investments, such real estate and stocks. Additional restrictions (and in some cases, the need for regulatory approvals) limit the type of investment that the Canadian Regulated Companies can make in excess of 10% of the voting rights or 25% of the equity of any entity.

Restrictions on Shareholder Dividends and Capital Transactions

An insurance company is prohibited from declaring or paying any dividend on its shares if there are reasonable grounds for believing that the company is, or the payment of the dividend would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. Where a Canadian Regulated Company declares a dividend, it must notify the Superintendent thereof at least 15 days prior to the date fixed for its payment. A Canadian Regulated Company is also prohibited from purchasing for cancellation any shares issued by it and from redeeming any of its redeemable shares and from entering into other similar capital transactions, if there are reasonable grounds for believing that the Canadian Regulated Company is, or the payment would cause the Canadian Regulated Company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the Canadian Regulated Company by the Superintendent. Further, a Canadian Regulated Company is prohibited from purchasing for cancellation any shares issued by it and from redeeming any of its redeemable shares and from entering into other similar capital transactions without the prior approval of the Superintendent.

Restrictions on Ownership

Section 411 of the ICA requires that the Canadian Regulated Companies have voting shares carrying at least 35% of the voting rights attached to all of the outstanding shares of the insurance company beneficially owned by persons who are not "Major Shareholders" in respect of the voting shares of the insurance company or who are not entities controlled by a person who is a Major Shareholder in respect of such shares (the "Public Voting Requirement"). The Public Voting Requirement applicable to the Canadian Regulated Companies has been satisfied by Lifeco as discussed under the heading "Capital Structure".

Minimum Continuing Capital and Surplus Requirements ("MCCSR")

Each Canadian Regulated Company has a policy in place to ensure that adequate capital is maintained in the countries in which it has operations. The Canadian Regulated Companies are each subject to the MCCSR established by OSFI, under which a life insurance company is required to maintain a minimum amount of capital. This is calculated by reference to, and varies with, the risk characteristics of each category of on and off balance sheet assets and liabilities held by the insurance company.

The MCCSR calculation typically requires the application of quantitative factors to specific assets and liabilities, as well as to certain off-balance sheet items, based on the following risk components: (i) asset default and market risks, which include asset default, index linked pass through products, off-balance sheet exposures and segregated fund guarantee risks; (ii) insurance risks, which include mortality/morbidity and lapse risks; and (iii) interest rate risks, which include interest margin pricing and changes in interest environment risks. The total capital required is the sum of the calculated capital requirement for each of the risk components. OSFI compares the total capital required to the amount of available capital, and considers other factors in assessing the capital adequacy of a life insurance company.

The principal elements of available capital include common shares, contributed surplus, retained earnings, a certain portion of actuarial liabilities related to future policyholder termination dividends, participating account surplus, unamortized deferred realized and unrealized gains and losses (on an after-tax basis) on investments not taken into account in the valuation of liabilities, qualifying preferred shares, qualifying innovative capital instruments, qualifying non-controlling interests in subsidiaries arising on consolidation, and qualified subordinated debt. Funds raised by a life insurance company through borrowing or issuing shares are treated as different categories of available capital for MCCSR purposes depending on the characteristics of the instrument.

The amount of available capital is then reduced by an insurance company's goodwill and intangible assets in excess of the allowable limit, controlling interests in non-life financial corporations, non-controlling substantial investments in corporations, a portion of negative policy reserves and cash value deficiencies and reserves on reinsurance ceded to unregistered reinsurers. The resulting amount of available capital is divided by the capital required to calculate the MCCSR ratio.

While the minimum acceptable MCCSR ratio is 120%, OSFI generally expects life insurance companies to maintain a target MCCSR ratio of 150% or greater. OSFI may agree to an alternative target based on the risk profile of the relevant insurance company, or may direct a company to increase its capital. MCCSR may be adjusted by OSFI in the future as experience develops, the risk profile of Canadian life insurers changes, or to explicitly reflect other risks.

As at December 31, 2007, Great-West's MCCSR ratio is 205%, London Life's MCCSR ratio is 234% and Canada Life's MCCSR ratio is 226%.

OSFI has the power under the ICA to assume control of an insurance company if it determines that the amount of capital available to the insurance company is insufficient. In making such a determination, OSFI will consider the company's regulated experience, the mix, quality and concentration of assets of the insurance company, the profile of insurance and the retention limits, among other things.

Lifeco Regulatory Related Commitments

As a CBCA corporation, Lifeco is not governed by the ICA and its activities are not subject to supervision by OSFI. However, Lifeco has given to OSFI an undertaking to provide, and cause certain of its subsidiaries to provide, certain financial and corporate information to OSFI. In addition, Lifeco had entered into a capital maintenance agreement with Great-West whereby Lifeco agreed to ensure that Great-West's consolidated MCCSR ratio is at least at a specified level, which is substantially below its current actual ratio. This agreement terminated at the end of the third quarter of 2007, as provided by its terms, when Great-West's MCCSR ratio exceeded 200% for eight consecutive quarters.

Provincial Insurance Regulation

The Canadian Regulated Companies are subject to provincial regulation and supervision in each province and territory in Canada in which they carry on business. Provincial insurance regulation is concerned primarily with the form of insurance contracts and the sale and marketing of insurance and annuity products, including the licensing and supervision of insurance sales and service representatives. Individual variable insurance and annuity products and the underlying segregated funds to which they relate are subject to guidelines adopted by the Canadian Council of Insurance Regulators and are incorporated by reference in some jurisdictions into provincial insurance regulations. These guidelines govern a number of matters relating to the sale of these products and the administration of the underlying segregated funds. Each of the Canadian Regulated Companies are licensed to transact business in all provinces and territories in Canada.

Provincial Securities Laws

Certain subsidiaries of the Canadian Regulated Companies are Canadian mutual fund dealers, investment dealers, and investment counsel and portfolio management companies, and they, together with the directors, officers and certain of the employees and sales representatives of these subsidiaries, and certain of the products offered by some of these subsidiaries, are subject to regulation and supervision under applicable securities laws in those provinces and territories of Canada in which the respective subsidiaries carry on business. Quadrus Investment Services Ltd. is registered under provincial and territorial securities laws as a mutual fund dealer or broker in all provinces and territories across Canada in addition to being registered as a limited market dealer under the securities laws of Ontario, and is subject to regulation by the provincial and territorial securities regulators as well as by the Mutual Fund Dealers Association of Canada, a self-regulatory organization. GRS Securities Inc. is registered as an investment dealer or broker across Canada and is subject to regulation by provincial and territorial securities regulators as well as by the Investment Dealers Association of Canada, a self-regulatory organization. GWL Investment Management Ltd., London Capital Management Ltd., Laketon Investment Management Ltd., Putnam Investments Inc., PanAgora Asset Management Inc. and Setanta Asset Management Limited are each registered as investment counsel and portfolio management companies in those jurisdictions in which they offer services and are subject to regulation by the provincial securities regulators in those jurisdictions. Setanta Asset Management Limited also provides sub-advisory services to certain of its related affiliates and others, for which services it has received an exemption from securities registration requirements in Manitoba. Laketon Investment Management Ltd. is also registered as a limited market dealer under the securities laws of Ontario.

Each of Lifeco, Great-West and Canada Life Financial Corporation ("CLFC"), a subsidiary of Lifeco, are "reporting issuers" under applicable provincial securities laws. As such, each of these companies are required to comply with timely and continuous disclosure requirements, including certain requirements under the Canadian Securities Administrators' National Instrument 51-102 (Continuous Disclosure Obligations), Multilateral Instrument 52-109

(Certification of Disclosure in Issuers' Annual and Interim Filings), Multilateral Instrument 52-110 (Audit Committees) and National Instrument 58-101 (Disclosure of Corporate Governance Practices). These instruments govern a number of matters relating to the disclosure of financial and other information, including the information contained in this AIF. Each of Lifeco, Great-West and CLFC have implemented policies and procedures designed to facilitate compliance with these requirements.

Assuris

Assuris is a not-for-profit corporation, funded by the life insurance industry, which protects Canadian policyholders against loss of benefits due to the financial failure of a member company. Details about the extent of Assuris' protection are available at www.assuris.ca or in its brochure, which can be obtained from Great-West, London Life, Canada Life or Assuris from info@assuris.ca or by calling 1-800-268-8099.

Privacy of Customer Information

Canadian federal and certain provincial laws regulate the disclosure of, and require financial institutions to protect the security and confidentiality of, customer information. These laws also require financial institutions to make available to customers certain information regarding their policies and practices relating to their collection and disclosure of customer information, and relating to their protection of the security and confidentiality of that information.

United States

GWL&A, certain of GWL&A's subsidiaries, and the U.S. Branches of Great-West, London Life, Canada Life, Crown Life, as well as Putnam and its operating subsidiaries (collectively, the "U.S. Regulated Companies") are subject to regulation and supervision by insurance and other governmental authorities in the jurisdictions in which they do business.

Investment Restrictions

Certain of the U.S. Regulated Companies are subject to state insurance laws and regulations (the "Insurer U.S. Regulated Companies") that require diversification of their investment portfolios and limit the amount of investment in certain investment categories such as below investment grade fixed income securities, equity real estate and equity investments. If an Insurer U.S. Regulated Company failed to comply with these laws and regulations, its investments that exceed the regulatory limits may be treated as non-admitted assets for the purposes of measuring statutory surplus and, in some circumstances, the insurer U.S. Regulated Company may be required to divest itself of the non-qualifying assets. As of December 31, 2007, the insurer U.S. Regulated Companies complied in all material respects with all such laws and regulations.

Regulation of Shareholder Dividends and Other Payments from Insurance Subsidiaries

The U.S. insurance holding company system laws and regulations of various states regulate the amount of dividends that an insurance company may pay to its parent without prior regulatory approval. Colorado and Michigan insurance law requires domestic life insurance companies to seek prior regulatory approval to pay a dividend if the dividend is to be paid from other than a company's earned surplus. In most states, regulatory approval is also required if the distribution (together with other distributions during the previous 12 months) exceeds the greater of 10% of the insurer's surplus as regards policyholders as of December 31 of the immediately preceding year, or the net gain from operations of the insurer determined at the end of the previous year. The determination must be made in accordance with statutory accounting principles. In general, following the payment of any dividend, an insurer's policyholder surplus must be reasonable in relation to the insurer's outstanding liabilities and adequate for its financial needs.

Minimum Statutory Surplus and Capital

The Insurer U.S. Regulated Companies are required to have minimum statutory surplus and capital of various amounts, depending on the state in which they are licensed and the types of business they transact.

NAIC IRIS Ratios

There is a set of financial relationships or "tests" that were developed by the National Association of Insurance Commissioners (the "NAIC"), which are known as the NAIC Insurance Regulatory Information System ("IRIS"). IRIS was designed to assist regulatory agencies ("State Regulators") in monitoring the financial condition of insurance companies and to identify at an early stage insurance companies that may require special attention or action by State Regulators. A second set of confidential ratios, called Financial Analysis Solvency Tracking System, is also used for monitoring insurance companies. Insurance companies generally submit data annually to the NAIC, which in turn analyzes the data utilizing prescribed financial data ratios. If the ratios of an insurance company fall outside the usual range, it does not necessarily indicate that the company experienced unfavourable results. A transaction that is favourable (such as one that causes large increases in surplus) or that is immaterial or eliminated at the consolidated level may cause one or more ratios of an insurance company to be outside the acceptable range. Each company's ratios are reviewed annually and are assigned a ranking by a team of examiners and financial analysts at the NAIC for the purpose of identifying companies that require immediate regulatory attention. The rankings are not reported to the companies and are only available to regulators. Generally, if four or more of an insurance company's ratios fall outside the usual ranges, regulators will begin to investigate or monitor the company. Regulators have the authority to impose remedies including increased monitoring, certain business limitations and various degrees of supervision. For the 12 months ended December 31, 2007, the Insurer U.S. Regulated Companies were within the usual ranges for most of the IRIS ratios. The ratios which are outside the usual range were acceptable in number and do not indicate any adverse solvency issues.

Statutory Investment and Other Valuation Reserves

The NAIC rules require life insurance companies to maintain an asset valuation reserve ("AVR"), supplemented by an interest maintenance reserve. These reserves are recorded for purposes of statutory accounting practices, but are not recorded under the provisions of Canadian GAAP. These reserves affect the determination of statutory surplus, and changes in such reserves may impact the ability of a U.S. insurance subsidiary to pay dividends or other distributions to its parent. The impact of the AVR, which is a provision for potential asset credit defaults, will depend upon future composition of the investment portfolios of the Insurer U.S. Regulated Companies.

State laws require life insurance companies to analyze the adequacy of their reserves annually. The appointed actuary for the Insurer U.S. Regulated Companies must submit an opinion that such reserves, when considered in light of the assets held with respect to those reserves, make adequate provision for the associated contractual obligations and related expenses. If such opinions cannot be provided, the affected insurer must set up additional reserves by moving funds from surplus.

Risk-Based Capital Requirements

State Regulators have adopted the NAIC model law implementing risk-based capital requirements ("RBC Requirements"), which is used as a tool to regulate the solvency of life, health and property and casualty insurance companies. All states have adopted the NAIC's model law or a substantially similar law. The RBC Requirements calculation, which regulators use to assess the sufficiency of an insurer's capital, measures the risk characteristics of a company's assets, liabilities and certain off-balance sheet items. The RBC Requirements aid State Regulators in monitoring capital adequacy and raise the level of protection that statutory surplus provides for policyholders. The RBC Requirements measure four major areas of risk facing life insurers: (i) the risk of loss from asset defaults and asset fluctuation; (ii) the risk of loss from adverse mortality and morbidity experience; (iii) the risk of loss from mismatching of asset and liability cash flows due to changing interest rates; and (iv) general business risk. Within a given risk category, these factors are higher for those items with greater underlying risk and lower for items with lower underlying risk. Insurers having less statutory surplus than required by the RBC Requirements are subject to varying degrees of regulatory action depending on the level of capital inadequacy. Based on the formula adopted by the NAIC, each of the Insurer U.S. Regulated Companies exceeded the RBC Requirements as at December 31, 2007.

State Regulation

The various states in the United States have laws that apply to companies licensed to carry on an insurance business in the jurisdiction and that regulate transactions between insurers and other members of insurance holding company systems. The state of domicile (or port of entry in the case of the U.S. Branch of an alien insurer) of the insurer is the primary regulator of the company. GWL&A is licensed and domiciled in Colorado. Most states have enacted legislation that requires each insurance company that is domiciled therein and that is a member of a holding company system to register with, and be subject to regulation by, the insurance regulatory authority of that state and, annually, to furnish to those authorities certain reports including financial and other information concerning capital structure, ownership, financial condition, the operations of companies within the holding company system, certain intercompany transactions and general business operations that may materially affect the operations, management or financial condition of insurers within the system. These reports are also filed with other insurance departments on request. GWL&A currently has operating insurance and/or managed care subsidiaries domiciled in Colorado, Michigan, New York, Indiana and California. In addition, Great-West Life & Annuity Insurance Company of South Carolina is licensed as a special purpose financial captive.

Under most state holding company laws, transactions within the holding company system to which the domestic insurer is a party must be fair and reasonable and each insurer's policyholder surplus following any such transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Most states, including Colorado, require prior regulatory approval of the change of control of the domestic insurer or an entity that controls the domestic insurer and prior notice or regulatory approval of material intercorporate transfers of assets, including loans, investments and extraordinary dividends, or other affiliate transactions, such as reinsurance and service agreements, to which a domestic insurer is a party. The laws of the states in which the Insurer U.S. Regulated Companies are domiciled contain similar provisions with respect to such subsidiaries and their affiliates. Generally, under such laws, a state insurance authority must approve in advance the direct or indirect acquisition of 10% or more of the voting securities of an insurance company domiciled in the state.

Most U.S. jurisdictions have laws and regulations governing the financial aspects of insurers, including standards of solvency, reserves, reinsurance, capital adequacy and the business conduct of insurers. State Regulators have been established under state laws to serve a protection role generally aimed at benefiting policyholders. State Regulators are granted broad administrative powers, such as the power to approve policy forms, grant and revoke licences to transact business, regulate trade practices, licence agents, require disclosure of financial statements to them and restrict the type and amount of investments the Insurer U.S. Regulated Companies may make. State Regulators regularly make inquiries, hold investigations and administer examinations with respect to an insurer's compliance with applicable insurance laws and regulations.

The Insurer U.S. Regulated Companies are required to file detailed annual statements with State Regulators in each of the states in which they do business, and their business and accounts are subject to examination by those State Regulators at any time. Each Insurer U.S. Regulated Company is also required to file quarterly statements with the State Regulator in the Insurer U.S. Regulated Company's state of domicile and with the State Regulator of many of the states in which the Insurer U.S. Regulated Company does business. State Regulators may periodically examine an insurer's financial condition, adherence to statutory accounting practices and compliance with insurance department rules and regulations.

State Regulators have discretionary authority, as part of their powers to licence life insurance companies, to limit or prohibit the ability of an insurer to issue new policies if, in the State Regulator's judgment, the State Regulator determines that the insurer is not maintaining minimum statutory surplus or capital or if the further transaction of business would be detrimental to the insurer's policyholders. As part of their routine oversight process, State Regulators conduct detailed market conduct and financial examinations periodically (generally every three to five years) of the books, records, accounts and market conduct of insurance companies domiciled in their states. Market conduct reviews examine, among other things, content of disclosures, illustrations, advertising, sales practices and complaint handling. Financial examinations review, among other things, the financial statements, accounting records, general corporate matters and inter-company matters. Examinations are sometimes conducted in cooperation with State Regulators of two or three other states under guidelines published by the NAIC. GWL&A is subject to periodic examinations by the State of Colorado, its domiciliary State Regulator. The latest published examination reports issued by the Colorado Division of Insurance did not result in any material findings.

In addition, State Regulators, industry groups and rating agencies have developed several initiatives regarding market conduct. For example, the NAIC has adopted the NAIC Life Insurance Illustrations Model Regulation, which applies to group and individual life insurance policies and certificates (other than variable policies and certificates), and the Market Conduct Handbook. At the end of 2007, 38 states had adopted all or major segments of the model. However, the Market Conduct Handbook can be used by all State Regulators in conducting market conduct examinations. The Insurer U.S. Regulated Companies are licensed to transact business in all fifty states, the District of Columbia, Puerto Rico, Guam and the U.S. Virgin Islands.

Securities Law

GWL&A and certain of its subsidiaries and certain policies and contracts offered by them are subject to various levels of regulation under U.S. federal securities laws administered by the Securities Exchange Commission ("SEC") and under certain state securities laws. Certain separate accounts of GWL&A and its insurance subsidiaries are registered as investment companies under the U.S. Investment Company Act of 1940 ("Investment Company Act"). Interests in separate accounts under certain variable annuity contracts and variable insurance policies issued by GWL&A and its U.S. insurance subsidiaries are also registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and the Investment Company Act. GWL&A files periodic reports with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Certain of GWL&A's subsidiaries are registered as a broker-dealer under the Exchange Act, are subject to the SEC's net capital rules, and are members of, and subject to regulation by, the Financial Industry Regulatory Authority, Inc. ("FINRA"). GWL&A also has a subsidiary that is registered as a transfer agent under the Exchange Act.

Investment Management

Certain of GWL&A's subsidiaries are investment advisers registered under the U.S. Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"), and, as such, are regulated by and subject to examination by the SEC. Maxim Series Fund, Inc., an open-end management investment registered under the Investment Company Act is advised by one of these subsidiaries, and the shares of the portfolios of Maxim Series Fund, Inc. are registered under the Securities Act and are qualified for sale in certain states in the United States, the District of Columbia and Puerto Rico.

Several of Putnam's subsidiaries are investment advisers registered under the Investment Advisers Act, and, as such, are regulated by and subject to examination by the SEC. Among other things, the Investment Advisers Act and rules promulgated thereunder (i) govern the scope and content of advisory contracts with clients and advisory fees paid to advisers; (ii) impose fiduciary obligations on advisers in connection with their investment activities on behalf of clients, including a requirement to adopt a written code of ethics and associated restrictions on personal securities trading by certain employees of an adviser, and other operational obligations addressing potential conflicts of interest between the adviser and its clients or between different clients; (iii) impose substantial recordkeeping responsibilities regarding purchases and sales of securities for client accounts and other client account activity; and (iv) require the preparation, delivery to clients and filing with the SEC of various disclosure forms and other information about the adviser's client account activity.

Certain of Putnam's registered investment adviser subsidiaries provide investment management and other services to funds (collectively, the "Putnam Funds") registered with the SEC as investment companies under the Investment Company Act of 1940, as amended (the "Investment Company Act"). Among other things, the Investment Company Act and rules promulgated thereunder, with respect to each registered investment company, (i) impose numerous and extensive disclosure and reporting requirements, including the preparation of registration statements, annual and semiannual reports to shareholders, proxy statements and other financial reports and shareholder communications; (ii) impose restrictions on investments made by funds; (iii) govern the pricing, issuance and redemption of shares by funds and the assessment of sales charges and redemption fees; (iv) impose substantial recordkeeping requirements relating to fund transactions; and (v) govern transactions entered into between funds and affiliated parties. Putnam is responsible for ensuring that the Putnam Funds comply with certain of requirements of the Investment Company Act.

The Putnam Funds also are subject to regulation under the Securities Act of 1933, as amended, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). Putnam is generally responsible for the compliance of the Funds with these statutes and the regulations promulgated thereunder, including the following areas of compliance: (i) the maintenance of the registration of the Putnam Funds' shares under the Securities Act and the offering of the shares and other disclosure requirements under the Securities Act; (ii) the compliance with provisions of the Securities Exchange Act relating to the listing of shares of certain closed-end Putnam Funds on the New York Stock Exchange (the "NYSE"), as well as the compliance of such funds with the NYSE's rules for listed companies; and (iii) the requirements under the Sarbanes-Oxley Act and the Investment Company Act that the Putnam Funds maintain financial statements disclosure controls and procedures and file quarterly certifications by their principal executive and principal financial officers as to such disclosure controls and procedures and such officers' responsibility for, and reporting of significant deficiencies and material weaknesses in, internal control over financial reporting.

Shares of the Putnam Funds are also qualified for sale in each of the states in the United States, the District of Columbia, the U.S. Virgin Islands and Puerto Rico, and Putnam is generally responsible for ensuring the compliance of the Putnam Funds with state securities and "blue-sky" laws.

In accordance with rules promulgated under the Advisers Act and the Investment Company Act, Putnam and the Putnam Funds have adopted and implemented written compliance procedures intended to prevent violation of U.S. federal securities laws. The SEC has broad inspection powers under the Investment Advisers Act and Investment Company Act and is empowered to enforce the provisions of those acts and the other federal securities laws against firms and individuals through the imposition of fines and the institution of civil enforcement actions.

Broker-Dealer Compliance

Putnam Retail Management Limited Partnership ("PRM"), a subsidiary of Putnam, is registered with FINRA as a broker-dealer and serves as the principal underwriter of the Putnam Funds. PRM is therefore subject to regulation by the SEC and under the Securities Exchange Act and by FINRA. Among other things, these regulations (i) prescribe minimum capital requirements; (ii) govern the preparation, filing and distribution of advertising material on behalf of Putnam or the Putnam Funds; (iii) prescribe the content and timing of information delivered to customers prior to and subsequent to executing client transactions, including prospectuses and confirmation statements; (iv) require extensive licensing of individual PRM employees serving in representative or supervisory capacities; and (v) restrict the activities of PRM employees relating to receipt and provision of gifts and entertainment.

PRM also serves as a municipal fund securities dealer with respect to college savings plans sponsored by Putnam and is therefore subject to regulation by the Municipal Securities Rulemaking Board that is generally comparable in scope to the SEC's and FINRA's regulation of its activities with respect to the Putnam Funds.

Transfer Agent and Banking Compliance

Putnam Fiduciary Trust Company ("PFTC"), a subsidiary of Putnam, is registered with the Federal Deposit Insurance Corporation (the "FDIC") as a transfer agent and provides transfer agency services to the Putnam Funds. The Securities Exchange Act and rules promulgated thereunder with regard to transfer agents (i) impose requirements pertaining to the processing of share transactions and the issuance and destruction of share certificates; and (ii) impose substantial recordkeeping requirements regarding activities on behalf of client accounts, including the maintenance of share transfer books. PFTC also administers Putnam's anti-money laundering compliance program and is responsible for compliance with the USA Patriot Act of 2001, the Bank Secrecy Act and related statutes and rules thereunder.

PFTC is also a registered bank under the laws of The Commonwealth of Massachusetts and is insured by the FDIC, and is therefore subject to the FDIC's rules, including rules prescribing filings and reporting of certain information to PFTC's activities and rules relating to the acceptance of deposits and the establishment of customer information security programs.

State Guaranty Funds

All states of the United States, the District of Columbia and Puerto Rico, have insurance guaranty fund laws requiring life insurance companies doing business in the state to participate in a local guaranty association which, like Assuris in Canada, is organized to protect policyholders against loss of benefits in the event of an insolvency or wind-up of a member insurer. The associations may levy assessments for policyholder losses incurred by impaired or insolvent insurance companies. Generally, assessments up to certain prescribed limits are based upon the proportionate share of premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Assessments levied against GWL&A in each of the past five years have not been material. A large part of the assessments paid by GWL&A pursuant to these laws may be used as credits for a portion of GWL&A's U.S. premium taxes. While the amount of any future assessments by guaranty funds cannot be predicted with certainty, GWL&A believes, based upon a review of the current significant insolvency proceedings of insurers located in states where GWL&A conducts business, that future guaranty association assessments for insurer insolvencies will not have a material adverse effect on GWL&A liquidity and capital resources.

Employee Retirement Income Security Act of 1974, as amended ("ERISA") Considerations

Fiduciaries of employee benefit plans that are governed by ERISA are subject to regulation by the U.S. Department of Labor. ERISA regulates the activities of a fiduciary of an employee benefit plan covered by that law, including an investment manager or advisor with respect to the plan's assets. Severe penalties are imposed by ERISA on fiduciaries that breach their duties to ERISA-covered plans. GWL&A issues insurance and annuity contracts for investment of employee benefit plans and provides a variety of other services to such plans. GWL&A, in providing these services to employee benefit plans, is not usually a fiduciary to these plans but, in circumstances where its subsidiaries are providing trust or investment management services, they would be acting as a fiduciary. More commonly, GWL&A may be named as a limited fiduciary for the purpose of handling claim appeals for these plans. Additionally, GWL&A's provision of services to employee benefit plans may cause GWL&A and its subsidiaries to be a "party in interest," as such term is defined in ERISA and the Internal Revenue Code of 1986, as amended (the "Code"), with respect to such plans. Unless a statutory or administrative exemption is available, certain transactions between parties in interest and those plans are prohibited by ERISA and the Code.

Putnam serves as an investment adviser to employer-sponsored retirement plans and multiemployer plans subject to collective bargaining agreements, which plans are subject to ERISA. In this capacity, Putnam is subject to ERISA, which imposes fiduciary obligations, regulations governing conflicts of interest and prohibited transactions, reporting and disclosure responsibilities, and bonding requirements.

In addition to its transfer agency and banking compliance responsibilities, PFTC acts as a non-discretionary, directed trustee to certain employee benefit plans, and thus may be a plan fiduciary subject to the regulations under ERISA described above. PFTC also acts as trustee of various types of individual and small employer based retirement accounts and education savings accounts. In that capacity, PFTC is generally responsible for maintaining the applicable account documentation and administering the accounts in compliance with extensive federal income tax requirements under the Internal Revenue Code.

Privacy of Customer Information

U.S. federal and state laws require financial institutions to protect the privacy and security of customer information and to notify customers about their policies and practices relating to the collection, use and disclosure of customer information. U.S. federal and state laws also regulate disclosure of customer information and require notification to the customer in the event of a security breach.

In compliance with the federal Gramm-Leach-Bliley Act, which was signed into law on November 12, 1999, and the Health Insurance Portability and Accountability Act of 1996 and subsequent state regulations protecting the privacy and security of customer information, GWL&A and its subsidiary companies have distributed the required notices of privacy practices.

Each of the major U.S. operating subsidiaries of Putnam and each of the Putnam Funds is subject to rules promulgated under the Gramm-Leach-Bliley Act relating to the privacy and security of customer information as well as state privacy laws. With respect to the Putnam Funds, Putnam is generally responsible for the compliance of the Putnam Funds with the applicable privacy rules, including the maintenance of the funds' privacy policy and the provision of privacy notices.

General Regulation of Insurance at Federal Level

Although in general, the U.S. federal government does not directly regulate the insurance business, federal legislation and administrative policies in several areas, including pension regulation, privacy and security of customer information, age and sex discrimination, investment company regulation, financial services regulation and federal taxation, do affect the insurance business. Additionally, ERISA indirectly regulates insurance business by placing both self-funded and insured employee benefit plans under federal jurisdiction. The Consolidated Omnibus Budget Reconciliation Act of 1986 (COBRA) also impacts the insurance industry with continuation of coverage requirements that take effect following an individual's loss of health coverage under an employer's plan. Further, various federal laws impose specific requirements upon insurers offering certain health benefits such as maternity coverage or treatment for mastectomies or mental health conditions.

Sarbanes-Oxley

The Sarbanes-Oxley Act was signed into law on July 30, 2002 in the wake of several public company accounting scandals and introduced significant legislative changes to financial reporting practice and corporate governance regulation. The Sarbanes-Oxley Act introduced stringent new rules generally affecting public companies and the accounting firms that audit them. Although GWL&A is not a publicly traded company in the United States, it is subject to certain provisions of the Sarbanes-Oxley Act and applicable regulations promulgated by the SEC due to the fact that GWL&A is required to file periodic reports with the SEC as a result of certain GWL&A annuity products. The Sarbanes-Oxley Act also applies in part to mutual fund companies, which impacts one of GWL&A's non-wholly owned subsidiaries and certain of GWL&A's separate accounts.

Under the Sarbanes-Oxley Act, GWL&A implemented a process whereby the Chief Executive Officer and Chief Financial Officer would provide certifications in the quarterly and annual reports filed with the SEC attesting to the establishment and maintenance of disclosure controls and procedures and their effectiveness, and attesting that the Chief Executive Officer and Chief Financial Officer had disclosed any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting or management fraud in the financial reporting process to its audit committee and independent auditors. GWL&A also had to implement procedures to preserve the independence of its external auditor, and implement a confidential and anonymous system for the receipt, retention and treatment of complaints about accounting, internal accounting controls, and auditing matters. GWL&A must also comply with the rapid and current disclosure requirements relating to material changes in financial condition and operations.

As previously indicated, the Putnam Funds are also subject to regulation under the Sarbanes-Oxley Act.

The Patriot Act

Title III of the USA Patriot Act amended the Money Laundering Control Act of 1986 and the Bank Secrecy Act of 1970 to expand anti-money laundering and financial transparency laws to apply to financial services companies, including some categories of insurance companies. The Patriot Act, among other things, seeks to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism, money laundering or other illegal activities. To the extent required by applicable laws and regulations, GWL&A and its subsidiaries that are deemed "financial institutions" under the Patriot Act have adopted anti-money laundering programs that include policies, procedures and controls to detect and prevent money laundering, designate a compliance officer to oversee the program, provide for on-going employee training, and ensure periodic independent testing of the program. The U.S. Treasury Department issued final regulations for the insurance industry on November 3, 2005. These regulations require insurance companies to establish and enforce anti-money laundering programs for "covered products" and provide for the monitoring and the reporting to the Department of the Treasury of certain suspicious transactions. For purposes of the final regulations, the term "covered product" is defined to include: a permanent life insurance policy, other than a group life insurance policy; an annuity contract, other than a group annuity contract; and any other insurance product with cash value or investment features.

As previously indicated, PFTC is responsible for Putnam's compliance with the Patriot Act and the Bank Secrecy Act.

United Kingdom

Canada Life UK, Canada Life's major operating subsidiary in the United Kingdom, carries on certain regulated activities in relation to long-term contracts of insurance and, therefore, is required to be authorized and regulated under the Financial Services and Markets Act 2000 ("FSMA 2000") by the Financial Services Authority (the "FSA"). As an FSA regulated company, Canada Life UK is required to conduct its business in accordance with the Prudential and Conduct of Business rules and guidance set out in the FSA Handbook of Rules and Guidance (the "FSA Handbook"), including a set of principles for good regulation contained in the High Level Standards of the FSA Handbook. The FSA maintains a cross-sectoral principles based rather than rules based regulatory regime. Firms authorized under FSMA 2000 are required to conduct their business in accordance with the High Level Principles of the FSA Handbook. They are designed to minimize risk to the FSA's statutory objectives of maintaining confidence in the financial system, promoting public understanding of the financial system, securing the appropriate degree of protection for consumers and the reduction of opportunities for illegal activities arising from the financial system. Insurance companies authorized under FSMA 2000 are required under the Integrated

Prudential Sourcebook (the "PRU"), which is also part of the FSA Handbook, to file their accounts and balance sheets and other information with the FSA annually, although certain information must now be filed semi-annually.

The FSA is granted broad powers to supervise insurance companies authorized under FSMA 2000 and, where it determines necessary, to intervene in their affairs and bring about corrective action. The FSA has the ability to fine an insurance company and to vary or cancel its permission to carry on regulated activities in the United Kingdom, to require information or documents and to investigate the business of the insurance company and to require the company to take appropriate action in order to satisfy required threshold conditions for authorization.

Long-Term Assets and Liabilities

In accordance with the FSA Handbook, Canada Life UK must maintain a separate account and records in respect of its long-term insurance business and to apply the assets and liabilities attributable to its long-term insurance business to a long-term insurance fund, separate from the assets and liabilities attributable to its non-life insurance business, if any, or to shareholders. Within its long-term insurance fund, Canada Life UK maintains separate sub-funds in respect of assets and liabilities attributable to its participating insurance business and to its non-participating insurance business, respectively. The FSA regulations set out in the PRU impose restrictions on Canada Life UK from applying assets attributable to its long-term insurance business for any other purpose.

Restrictions on Shareholder Dividends and Capital Transactions

Insurance companies in the United Kingdom, including Canada Life UK, are subject to the provisions of the Companies Act 1985, as amended, governing the payment of dividends, which prevent them from paying dividends from any source other than distributable profits available for that purpose. Dividends can only be paid out of non-participating surplus once that surplus has been transferred from the long-term insurance fund to its shareholders' fund after the requisite valuation. Canada Life UK is also prohibited from transferring to its shareholders' fund any assets maintained in the account for participating policies.

Capital Resource Requirements

Insurance companies in the United Kingdom, including Canada Life UK, are required to satisfy the capital resources requirements set out in the PRU. In addition to the FSA prescribed formulaic capital requirement (Pillar I) the PRU contains an individual capital adequacy framework (Pillar II), which requires Canada Life UK to self-assess what an amount of capital would be appropriate for it to hold, taking into account the various risks that it faces. The FSA reviews this self-assessment and, if necessary, provides input as to the adequacy of the amount determined by Canada Life UK. If an insurance company fails to maintain adequate capital resources, FSMA 2000 enables the FSA to intervene. In addition, the European Directive on the supplementary supervision of insurance undertakings in insurance groups (98/78/EC) (the "Insurance Groups Directive") applies to Canada Life UK. The Insurance Groups Directive includes: (i) a group-wide solvency calculation which is designed to eliminate "double-gearing", or the use of the same capital to cover different risks within an insurance group; (ii) a solvency margin calculation at the level of a parent company of a regulated insurer which is itself either an insurance holding company, a reinsurer or a non-European Economic Area direct insurer and which has a subsidiary direct insurer whose head office is in a member state of the European Economic Area (which is intended to allow supervisory authorities to assess the potential effect of the parent company's capital structure on the solvency of the insurance company); and (iii) the monitoring of intra-group transactions. As of December 31, 2007, Canada Life UK complied with the capital resources requirements in the United Kingdom.

Financial Services Compensation Scheme

The Financial Services Compensation Scheme was established under FSMA 2000 to protect certain individual policyholders in the United Kingdom against loss of benefits in the event of the inability of an insurance company that carries on insurance business in the United Kingdom to meet its liabilities. Statutory levies are assessed against insurance companies authorized under FSMA 2000 to fund the Financial Services Compensation Scheme. Separate levies are imposed on long-term and general insurance business.

Investment Management

Putnam Investments Limited ("PIL"), a subsidiary of Putnam, which is registered with the SEC as an investment adviser, also conducts investment advisory and distribution activities in the United Kingdom subject to the regulation of the FSA under the FSMA Act. The FSA's regulation of PIL addresses, among other things: (i) fiduciary obligations in connection with its investment and distribution activities on behalf of clients and potential conflicts of interest arising therefrom (e.g., client communications, suitability, client classification, and execution of client transactions and use of soft commissions); and (ii) prudential and organizational requirements, including capital requirements and requirements for management structure and oversight.

Other Jurisdictions

In each of the countries in which subsidiaries or joint ventures of Lifeco operate, local regulatory authorities supervise and monitor their business and/or financial condition. In a number of countries, certain insurance subsidiaries or joint ventures are required to meet specific minimum working and regulatory capital requirements.

In addition, certain subsidiaries of Putnam, including subsidiaries that are also subject to regulation in the United States, are subject to regulation by securities regulators in several countries other than the United States and the United Kingdom, such as Japan and Australia. Applicable regulations generally address (i) the registration and/or qualification of Putnam advisory subsidiaries in each country; (ii) the scope of advisory or selling activity in that country; and (iii) recordkeeping, reporting and disclosure to regulators and clients of activity. Putnam also sponsors investment vehicles domiciled in other jurisdictions, including Ireland and the Cayman Islands, and the offering of interests in these investment vehicles is regulated by the rules of those jurisdictions and other countries in which such interests are offered.

DIVIDENDS

Lifeco does not have a formal dividend policy. The declaration and payment of dividends is at the discretion of the Board of Directors and is dependent on Lifeco's earnings (which are derived from the earnings of its operating subsidiaries), financial condition, capital requirements and other considerations.

In December of 2002, Great-West Life Capital Trust (the "Trust"), an open-ended trust sponsored by Great-West, issued 350,000 Great-West Life Trust Securities – Series A (the "GREATs Series A"). Lifeco has agreed that if (i) the Trust fails, in certain circumstances, to pay distributions on the GREATs Series A, and (ii) Great-West does not at that time have public preferred shares outstanding, then Lifeco will not pay dividends on its common shares or on its preferred shares until the 12th month following the Trust's failure to so pay the distributions on the GREATs Series A.

The amount of cash dividends paid per share for each of the three most recently completed financial years is as follows:

	Year Ended December 31,		
	2007	2006	2005
Lifeco			
Series D First Preferred	$1.175	$1.175	$1.175
Series E First Preferred	$1.200	$1.200	$1.200
Series F First Preferred	$1.475	$1.475	$1.475
Series G First Preferred	$1.300	$1.300	$1.300
Series H First Preferred	$1.213	$1.213	$0.466
Series I First Preferred	$1.125	$0.806	-
Common Shares	$1.060	$0.928	$0.810

CAPITAL STRUCTURE

General

The authorized capital of Lifeco consists of an unlimited number of First Preferred Shares, issuable in series (the "Lifeco First Preferred Shares"), an unlimited number of Class A Preferred Shares, issuable in series (the "Lifeco

Class A Preferred Shares"), an unlimited number of Second Preferred Shares, issuable in series (the "Lifeco Second Preferred Shares") and an unlimited number of Common Shares (the "Lifeco Common Shares").

There are issued and outstanding 893,761,639 Lifeco Common Shares, 7,938,500 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series D ("Lifeco Series D First Preferred Shares"), 22,282,215 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series E ("Lifeco Series E First Preferred Shares"), 7,957,001 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series F ("Lifeco Series F First Preferred Shares"), 12,000,000 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series G ("Lifeco Series G First Preferred Shares"), 12,000,000 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series H ("Lifeco Series H First Preferred Shares") and 12,000,000 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series I ("Lifeco Series I First Preferred Shares").

Lifeco Common Shares

Each Lifeco Common Share entitles the holder to one vote at all meetings of shareholders (other than meetings exclusively of another class or series of shares), and subject to the rights of holders of Lifeco Class A Preferred Shares, Lifeco First Preferred Shares and Lifeco Second Preferred Shares, to receive any dividend on such share and to participate equally with all other holders of Lifeco Common Shares in the remaining property of Lifeco on dissolution or winding-up. There are no exchange or conversion rights, special liquidation rights, pre-emptive rights or subscription rights attaching to the Lifeco Common Shares.

Lifeco Class A Preferred Shares

The Lifeco Class A Preferred Shares may be issued in one or more series with such rights, privileges, restrictions and conditions as the Lifeco Board of Directors designates. With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Lifeco, whether voluntary or involuntary, or any other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, the Lifeco Class A Preferred Shares of each series rank on a parity with the Lifeco Class A Preferred Shares of every other series and with the Lifeco First Preferred Shares of each series and in priority to the Lifeco Second Preferred Shares, the Lifeco Common Shares and any other shares ranking junior to the Lifeco Class A Preferred Shares. The holders of Lifeco Class A Preferred Shares of any series are not entitled to notice of or to attend or to vote at any meeting of Lifeco or of its shareholders, except as may be required by law or as specifically provided in the provisions attaching to the Lifeco Class A Preferred Shares of such series.

Lifeco First Preferred Shares

The Lifeco First Preferred Shares may be issued in one or more series with such rights, privileges, restrictions and conditions as the Lifeco Board of Directors designates from time to time. With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Lifeco, whether voluntary or involuntary, or any other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, the Lifeco First Preferred Shares of each series rank on a parity with the Lifeco First Preferred Shares of every other series and with the Lifeco Class A Preferred Shares and in priority to the Lifeco Second Preferred Shares, the Lifeco Common Shares and any other shares ranking junior to the Lifeco First Preferred Shares. Subject to the temporary voting rights discussed below, the holders of Lifeco First Preferred Shares of any series shall not be entitled to notice of or to attend or to vote at any meeting of Lifeco or of its shareholders, except as may be required by law or as specifically provided in the provisions attaching to the Lifeco First Preferred Shares of such series.

Temporary Rights and Obligations

Section 411 of the ICA requires that the Canadian Regulated Companies have voting shares carrying at least 35% of the voting rights attached to all of the outstanding shares of the insurance company beneficially owned by persons who are not "Major Shareholders" in respect of the voting shares of the insurance company or who are not entities controlled by a person who is a Major Shareholder in respect of such shares (the "Public Voting Requirement"). The ICA provides that a person is a Major Shareholder of a company if the aggregate of (i) the shares of any class of voting shares beneficially owned by the person and (ii) the shares of any class of voting shares beneficially owned by entities controlled by the person, exceeds 20% of all the outstanding shares of that class.

The Public Voting Requirement applicable to Great-West has been satisfied by Lifeco by provisions in Lifeco's articles relating to, among other things, the attachment of voting rights to the Lifeco First Preferred Shares and constraints on the issue and transfer of the Lifeco First Preferred Shares. Such provisions currently apply to the Lifeco First Preferred Shares and will continue to apply until the occurrence of certain events described in Lifeco's articles (such period of time, the "Temporary Period").

The temporary rights and obligations of the holders of Lifeco First Preferred Shares during the Temporary Period are set out below.

Temporary Voting Rights and Restrictions

Holders of Lifeco First Preferred Shares shall be entitled to receive notice of and to attend all meetings of holders of voting shares of Lifeco during the Temporary Period. Each Lifeco First Preferred Share shall carry such number of votes calculated, from time to time, in accordance with a formula set out in the articles of Lifeco. The formula provides that the number of votes that can be cast by holders of Lifeco Common Shares and holders of Lifeco First Preferred Shares who (i) do not hold a Significant Interest in the Lifeco Common Shares as a class or in the Lifeco First Preferred Shares as a class and (ii) are not controlled by a person who holds a Significant Interest in the Lifeco Common Shares as a class or in the Lifeco First Preferred Shares as a class, will equal 35% of the outstanding voting rights attached to all voting shares of Lifeco. Lifeco's articles provide that a person has a Significant Interest in a class of shares where the aggregate of (i) any shares of that class beneficially owned by the person and (ii) any shares of that class beneficially owned by entities controlled by the person, exceeds 10% of all the outstanding shares of that class.

There are restrictions on the voting rights attached to Lifeco First Preferred Shares where a person holds such shares in contravention of the Public Voting Requirement during the Temporary Period. One of these restrictions provides that where Lifeco First Preferred Shares are held by (i) a person who has a Significant Interest in the Lifeco First Preferred Shares as a class, or (ii) an entity controlled by such person owns any Lifeco First Preferred Shares, the voting rights attached to the Lifeco First Preferred Shares of such person or entity may not be exercised.

Temporary Constraint on Issue and Transfer

During the Temporary Period, Lifeco First Preferred Shares may neither be issued, nor registered in the securities register of Lifeco as transferred, where such issue or transfer would result in a person acquiring a Significant Interest in the Lifeco First Preferred Shares as a class.

Lifeco Series D Preferred Shares

The Lifeco Series D First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 4.70% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series D First Preferred Shares on or after March 31, 2009 in whole or in part for $25.50 cash per share if redeemed during the 12 month period commencing March 31, 2009, for $25.25 cash per share if redeemed during the 12 month period commencing March 31, 2010, and for $25.00 cash per share if redeemed on or after March 31, 2011, in each case plus declared and unpaid dividends. The Lifeco Series D First Preferred Shares are convertible at the option of Lifeco on March 31, 2009, and on each dividend payment date thereafter, into that number of Lifeco Common Shares determined by dividing the then applicable redemption price plus declared and unpaid dividends by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the Toronto Stock Exchange (the "TSX") for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion. Lifeco also has the right on or after March 31, 2013 to designate a further series of preferred shares of Lifeco and offer the holders of Lifeco Series D First Preferred Shares the option to convert their Lifeco Series D First Preferred Shares into such further series of preferred shares on a share-for-share basis. The Lifeco Series D First Preferred Shares are convertible at the option of the holder on and after March 31, 2014 on the last day of March, June, September and December in each year into that number of Lifeco Common Shares determined by dividing $25.00 plus declared and unpaid dividends by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion. If a holder elects to so convert such Lifeco Series D First Preferred Shares into Lifeco Common Shares, Lifeco may elect prior to such conversion to redeem such shares as described above, arrange for the sale of those Lifeco Series D First Preferred Shares to substitute purchasers, or exercise its right to offer holders the right to convert into another series of preferred shares of Lifeco as described above. Subject to prior satisfaction of the claims of all creditors of Lifeco and of holders of shares of Lifeco ranking in priority to the Lifeco Series D First Preferred Shares, in the event of the liquidation, dissolution or winding-up of Lifeco or other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Lifeco Series D First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Series D First Preferred Share plus declared and unpaid dividends before any amount shall be paid, or any assets of Lifeco shall be distributed, to the holders of Lifeco Common Shares or of shares of any other class of Lifeco ranking junior to the Lifeco Series D First Preferred Shares.

Lifeco Series E First Preferred Shares

The Lifeco Series E First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 4.80% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series E First Preferred Shares on or after September 30, 2009 in whole or in part for $26.00 cash per share if redeemed during the 12 month period commencing September 30, 2009, for $25.67 cash if redeemed during the 12 month period commencing September 30, 2010, for $25.33 cash if redeemed during the 12 month period commencing September 30, 2011 and for $25.00 cash if redeemed on or after September 30, 2012, in each case plus declared and unpaid dividends. The Lifeco Series E First Preferred Shares are convertible at the option of Lifeco on or after September 30, 2009 into that number of Lifeco Common Shares determined by dividing the then applicable redemption price plus declared and unpaid dividends by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion. Lifeco also has the right on and after September 30, 2013 to designate a further series of preferred shares of Lifeco and offer the holders of Lifeco Series E First Preferred Shares the option to convert their Lifeco Series E First Preferred Shares into such further series of preferred shares on a share-for-share basis. The Lifeco Series E First Preferred Shares are convertible at the option of the holder on and after September 30, 2013 on the last day of March, June, September and December in each year into that number of Lifeco Common Shares determined by dividing $25.00, together with all declared and unpaid dividends, by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion. If a holder elects to so convert such Lifeco Series E First Preferred Shares into Lifeco Common Shares, Lifeco may elect prior to such conversion to redeem such shares as described above, arrange for the sale of those Lifeco Series E First Preferred Shares to substitute purchasers, or exercise its right to offer holders the right to convert into another series of preferred shares of Lifeco as described above. Subject to prior satisfaction of the claims of all creditors of Lifeco and of holders of shares of Lifeco ranking in priority to the Lifeco Series E First Preferred Shares, in the event of the liquidation, dissolution or winding-up of Lifeco or other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Lifeco Series E First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Series E First Preferred Share plus declared and unpaid dividends before any amount shall be paid, or any assets of Lifeco shall be distributed, to the holders of Lifeco Common Shares or of shares of any other class of Lifeco ranking junior to the Lifeco Series E First Preferred Shares.

Lifeco Series D and Series E First Preferred Shares – Permanence of Capital

The terms and conditions of the Lifeco Series D First Preferred Shares and the Lifeco Series E First Preferred Shares allow the holder to convert to Lifeco Common Shares after a specified period of time. Lifeco, at its option, may redeem these shares before the holders are entitled to convert them to Lifeco Common Shares. Preferred shares of this type are commonly referred to as soft-retractable and represent a form of financing with a term that is effectively fixed.

Lifeco Series F First Preferred Shares

The Lifeco Series F First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 5.90% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series F First Preferred Shares on or after September 30, 2008 in whole or in part for $26.00 cash per share if redeemed during the 12 month period commencing September 30, 2008, for $25.75 cash if redeemed during the 12 month period commencing September 30, 2009, for $25.50 cash if redeemed during the 12 month period commencing September 30, 2010, for $25.25 cash if redeemed during the 12 month period commencing September 30, 2011 and for $25.00 cash if redeemed on or after September 30, 2012, in each case plus declared and unpaid dividends.

Subject to prior satisfaction of the claims of all creditors of Lifeco and of holders of shares of Lifeco ranking in priority to the Lifeco Series F First Preferred Shares, in the event of the liquidation, dissolution or winding-up of Lifeco or other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Lifeco Series F First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Series F First Preferred Share plus declared and unpaid dividends before any amount shall be paid, or any assets of Lifeco shall be distributed, to the holders of Lifeco Common Shares or of shares of any other class of Lifeco ranking junior to the Lifeco Series F First Preferred Shares.

Lifeco Series G First Preferred Shares

The Lifeco Series G First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 5.20% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series G First Preferred Shares on or after December 31, 2009 in whole or in part for $26.00 cash per share if redeemed during the 12 month period commencing December 31, 2009, for $25.75 cash per share if redeemed during the 12 month period commencing December 31, 2010, for $25.50 cash per share if redeemed during the 12 month period commencing December 31, 2011, for $25.25 cash if redeemed during the 12 month period commencing December 31, 2012, and for $25.00 cash if redeemed on or after December 31, 2013, in each case plus declared and unpaid dividends. Subject to prior satisfaction of the claims of all creditors of Lifeco and of holders of shares of Lifeco ranking in priority to the Lifeco Series G First Preferred Shares, in the event of the liquidation, dissolution or winding-up of Lifeco or other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Lifeco Series G First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Series G First Preferred Share plus declared and unpaid dividends before any amount shall be paid, or any assets of Lifeco shall be distributed, to the holders of Lifeco Common Shares or of shares of any other class of Lifeco ranking junior to the Lifeco Series G First Preferred Shares.

Lifeco Series H First Preferred Shares

The Lifeco Series H First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 4.85% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series H First Preferred Shares on or after September 30, 2010 in whole or in part for $26.00 cash per share if redeemed during the 12 month period commencing September 30, 2010, for $25.75 cash per share if redeemed during the 12 month period commencing September 30, 2011, for $25.50 cash per share if redeemed during the 12 month period commencing September 30, 2012, for $25.25 cash if redeemed during the 12 month period commencing September 30, 2013, and for $25.00 cash if redeemed on or after September 30, 2014, in each case plus declared and unpaid dividends. Subject to prior satisfaction of the claims of all creditors of Lifeco and of holders of shares of Lifeco ranking in priority to the Lifeco Series H First Preferred Shares, in the event of the liquidation, dissolution or winding-up of Lifeco or other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Lifeco Series H First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Lifeco Series H First Preferred Share plus declared and unpaid dividends before any amount shall be paid, or any assets of Lifeco shall be distributed, to the holders of Lifeco Common Shares or of shares of any other class of Lifeco ranking junior to the Lifeco Series H First Preferred Shares.

Lifeco Series I First Preferred Shares

The Lifeco Series I First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 4.50% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series I First Preferred Shares on or after June 30, 2011 in whole or in part for $26.00 cash per share if redeemed during the 12 month period commencing June 30, 2011, for $25.75 cash per share if redeemed during the 12 month period commencing June 30, 2012, for $25.50 cash per share if redeemed during the 12 month period commencing June 30, 2013, for $25.25 cash if redeemed during the 12 month period commencing June 30, 2014, and for $25.00 cash if redeemed on or after June 30, 2015, in each case plus declared and unpaid dividends. Subject to prior satisfaction of the claims of all creditors of Lifeco and of holders of shares of Lifeco ranking in priority to the Lifeco Series I First Preferred Shares, in the event of the liquidation, dissolution or winding-up of Lifeco or other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Lifeco Series I First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Lifeco Series I First Preferred Share plus declared and unpaid dividends before any amount shall be paid, or any assets of Lifeco shall be distributed, to the holders of Lifeco Common Shares or of shares of any other class of Lifeco ranking junior to the Lifeco Series I First Preferred Shares.

Lifeco Series F, Series G, Series H and Series I First Preferred Shares – Permanence of Capital

The terms and conditions of the Lifeco Series F First Preferred Shares, the Lifeco Series G First Preferred Shares, the Lifeco Series H First Preferred Shares and the Lifeco Series I First Preferred Shares do not allow the holder to convert to Lifeco Common Shares or otherwise cause Lifeco to redeem the shares. Preferred shares of this type are commonly referred to as perpetual and represent a form of financing that does not have a fixed term. Lifeco, at its option, may redeem the Lifeco Series F First Preferred Shares on or after September 30, 2008, the Lifeco Series G First Preferred Shares on or after December 31, 2009, the Lifeco Series H First Preferred Shares on or after September 30, 2010 and the Lifeco Series I First Preferred Shares on or after June 30, 2011. Lifeco regards the Lifeco Series F First Preferred Shares, the Lifeco Series G First Preferred Shares, the Lifeco Series H First Preferred Shares and the Lifeco Series I First Preferred Shares as comprising part of its core or permanent capital. As such, Lifeco only intends to redeem the Lifeco Series F First Preferred Shares, the Lifeco Series G First Preferred Shares, the Lifeco Series H First Preferred Shares or the Lifeco Series I First Preferred Shares with proceeds raised from new capital instruments issued during the life of such shares, where the new capital instruments represent equal or greater equity benefit. As of November 15, 2005, Lifeco amended a trust indenture dated as of March 21, 2003 for the issuance of 6.67% debentures in the principal amount of $400,000,000 to provide for an additional event of default pursuant to which Lifeco will be deemed to be in default under the trust indenture if Lifeco redeems any of the Lifeco Series F First Preferred Shares, Lifeco Series G First Preferred Shares, Lifeco Series H First Preferred Shares or the Lifeco Series I First Preferred Shares and does not replace the shares so redeemed with a similar type of share capital.

Lifeco Second Preferred Shares

The Lifeco Second Preferred Shares may be issued in one or more series with such rights, privileges, restrictions and conditions as the Lifeco Board of Directors designates from time to time. With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Lifeco, whether voluntary or involuntary, or any other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, the Lifeco Second Preferred Shares of each series rank on a parity with the Lifeco Second Preferred Shares of every other series and in priority to the Lifeco Common Shares and any other shares ranking junior to the Lifeco Second Preferred Shares. The holders of Lifeco Second Preferred Shares of any series are not entitled to notice of or to attend or to vote at any meeting of Lifeco or of its shareholders except as may be required by law or as specifically provided in the provisions attaching to the Lifeco Second Preferred Shares of such series.

Ratings

The following ratings have been received by Lifeco in connection with its outstanding securities:

	Preferred Shares	Debentures
S&P		
Rating	A-,P-1(low)	A+
Outlook	Stable	Stable
Rank	(5) of 20	(5) of 22
Commentary	Obligor's capacity to meet its financial commitment on the obligation is still strong, but is more susceptible to the adverse effects of changes in circumstances than higher rated categories.	Obligor's capacity to meet its financial commitment on the obligation is still strong, but is more susceptible to the adverse effects of changes in circumstances than higher rated categories.
DBRS		
Rating	Pfd-1(Low)	AA(Low)
Outlook	Under review with developing implications	Under review with developing implications
Rank	(3) of 16	(4) of 26
Commentary	Preferred shares are of superior credit quality, and are supported by entities with strong earnings and balance sheet characteristics.	Debentures are of superior credit quality and protection of interest and principal is considered high.

	Preferred Shares	Debentures
Fitch		
Rating	A	A+
Outlook	Stable	Stable
Rank	(6) of 23	(5) of 23
Commentary	High credit quality. Denotes expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.	High credit quality. Denotes expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.
AM Best		
Rating	a-	a+
Outlook	Stable	Stable
Rank	(7) of 22	(5) of 22
Commentary	Strong ability to meet the terms of the obligation.	Strong ability to meet the terms of the obligation.
Moody's		
Rating		
Rank		
Commentary	Moody's does not rate the securities issued by Lifeco. However, it does provide an Insurance Financial Strength rating to Lifeco's major operating subsidiaries.	Moody's does not rate the securities issued by Lifeco. However, it does provide an Insurance Financial Strength rating to Lifeco's major operating subsidiaries.

On February 1, 2007, concurrent with Lifeco's announcement regarding the acquisition of Putnam, ratings provided by Standard & Poor's Ratings Services, Moody's Investor Services and Fitch Ratings were reaffirmed with a stable outlook. Dominion Bond Rating Service placed the ratings of Lifeco "under review with developing implications". As well, A.M. Best Company Inc. placed the ratings of Lifeco "under review with negative implications". On June 22, 2007 A.M. Best affirmed the ratings of Lifeco and its subsidiaries, removed the rating, from under review with negative implications and assigned a stable outlook.

Preferred Share Ratings

The preferred share rating is a rating agency's current assessment of the creditworthiness of an obligor with respect to a specific preferred share obligation relative to preferred shares issued by other issuers. The rating reflects the rating agency's assessment of the issuer's capacity and willingness to pay dividends and principal on a timely basis.

Issuer Credit Ratings

The ratings assigned to the debentures issued by Lifeco are generally referred to as issuer credit ratings. An issuer credit rating is a rating agency's current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program. It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation as well as the currency in which the obligation is denominated. Issuer credit ratings typically take into account the likelihood of payment (the capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation), the nature of the provisions of the obligation, and the protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under laws of bankruptcy and other laws affecting creditor rights.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

MARKET FOR SECURITIES

The Lifeco Common Shares and Lifeco First Preferred Shares, Series D, E, F, G, H and I, are listed and posted for trading on the TSX. The following tables provide trading price and volume statistics regarding activity in 2007.

Lifeco Common Shares (TSX:GWO)

	Trading Range		Volume Traded	
2007	Low	High	Total	Average*
January	$32.50	$34.62	10,227,160	464,871
February	$34.84	$37.58	19,022,691	951,135
March	$34.00	$35.95	13,375,646	607,984
April	$34.66	$35.80	9,369,216	468,461
May	$34.58	$36.68	12,136,361	551,653
June	$33.85	$35.24	11,876,834	565,564
July	$33.82	$35.97	7,497,835	357,040
August	$34.17	$36.21	12,305,577	559,344
September	$35.08	$36.49	10,510,918	553,206
October	$34.82	$37.30	13,080,956	594,589
November	$33.01	$36.97	11,003,628	500,165
December	$34.91	$36.83	6,880,043	362,108

Lifeco Series D First Preferred (TSX: GWO.PR.E)

	Trading Range		Volume Traded	
2007	Low	High	Total	Average*
January	$26.72	$27.25	53,639	2,438
February	$26.56	$27.05	42,239	2,112
March	$26.62	$26.99	76,405	3,473
April	$26.56	$26.94	49,844	2,492
May	$26.00	$26.84	86,361	3,926
June	$25.27	$26.50	78,883	3,756
July	$25.27	$26.97	75,682	3,604
August	$25.02	$26.23	121,875	5,540
September	$25.28	$26.14	262,479	13,815
October	$25.15	$26.00	402,877	18,313
November	$25.01	$25.95	247,802	11,264
December	$25.67	$26.19	81,495	4,289

Lifeco Series E First Preferred (TSX: GWO.PR.X)

	Trading Range		Volume Traded	
2007	Low	High	Total	Average*
January	$27.50	$27.61	361,329	16,424
February	$27.40	$27.68	228,723	11,436
March	$27.45	$27.65	264,698	12,032
April	$27.50	$27.77	93,931	4,697
May	$27.36	$27.73	116,396	5,291
June	$27.20	$27.50	245,654	11,698
July	$26.50	$27.31	319,804	15,229
August	$26.50	$26.90	407,097	18,504
September	$26.56	$26.85	138,002	7,263
October	$26.60	$26.70	249,866	11,358
November	$26.00	$26.85	164,225	7,465
December	$25.86	$26.25	109,966	5,788

Lifeco Series F First Preferred (TSX: GWO.PR.F)

	Trading Range		Volume Traded	
2007	Low	High	Total	Average*
January	$27.74	$28.05	37,152	1,689
February	$27.31	$28.12	495,296	24,765
March	$27.50	$27.94	45,491	2,068
April	$27.01	$27.62	57,080	2,854
May	$26.98	$27.42	38,979	1,772
June	$26.86	$27.20	75,643	3,602
July	$26.80	$26.97	182,153	8,674
August	$26.69	$27.01	208,852	9,493
September	$26.26	$27.08	171,365	9,019
October	$25.60	$26.60	26,416	1,201
November	$25.66	$26.24	63,055	2,866
December	$25.80	$26.89	335,657	17,666

Lifeco Series G First Preferred (TSX: GWO.PR.G)

	Trading Range		Volume Traded	
2007	Low	High	Total	Average*
January	$26.51	$27.24	164,928	7,497
February	$26.39	$26.76	150,556	7,528
March	$26.18	$26.78	165,661	7,530
April	$26.09	$26.36	146,511	7,326
May	$25.16	$26.28	374,094	17,004
June	$24.30	$25.10	353,389	16,828
July	$24.50	$25.11	236,594	11,266
August	$24.80	$25.46	189,966	8,635
September	$24.63	$25.26	131,483	6,920
October	$22.51	$24.79	439,536	19,979
November	$22.50	$23.67	583,640	26,529
December	$22.65	$24.24	438,831	23,096

Lifeco Series H First Preferred (TSX: GWO.PR.H)

	Trading Range		Volume Traded	
2007	Low	High	Total	Average*
January	$25.60	$26.29	654,862	29,766
February	$25.68	$26.20	217,189	10,859
March	$25.90	$26.14	459,612	20,891
April	$25.61	$26.35	185,606	9,280
May	$24.30	$25.95	452,868	20,585
June	$23.61	$24.40	305,888	14,566
July	$23.70	$24.14	252,259	12,012
August	$23.54	$24.12	301,839	13,720
September	$23.00	$24.05	119,413	6,285
October	$21.10	$23.15	201,635	9,165
November	$21.29	$21.75	475,380	21,608
December	$21.35	$23.24	313,449	16,497

Lifeco Series I First Preferred (TSX: GWO.PR.I)

	Trading Range		Volume Traded	
2007	Low	High	Total	Average*
January	$24.82	$24.95	923,764	41,989
February	$24.80	$25.05	509,103	25,455
March	$24.85	$25.20	257,400	11,700
April	$24.75	$25.04	451,000	22,550
May	$22.83	$24.79	575,320	26,151
June	$21.72	$22.83	480,865	22,898
July	$22.08	$22.80	814,837	38,802
August	$22.09	$22.97	302,813	13,764
September	$21.81	$22.80	683,616	35,980
October	$19.50	$21.90	566,753	25,762
November	$20.01	$20.20	1,406,600	63,936
December	$20.10	$21.16	548,367	28,861

* Average volume traded is the total volume divided by the number of days the security actually traded during the month.

DIRECTORS AND OFFICERS

Directors

The following information with respect to the Directors is as at February 14, 2008.

Name, Municipality of Residence, Principal Occupation, Major Positions with Lifeco and Lifeco's Affiliates	*Served as Director From*
Gail S. Asper, O.M. (1)(5) - Winnipeg, Manitoba, Canada Ms. Asper is a Director of CanWest Global Communications Corp., an international media company, and has been a Director of that company since 1991. She is President of CanWest Global Foundation and President of The Asper Foundation, both of which are private charitable foundations. She is also a Director of Great-West, London Life, Canada Life and Crown Life. Ms. Asper is active in cultural and other not-for-profit organizations. She holds board positions with the United Way of Winnipeg, Manitoba Theatre Centre, and Canadian Friends of Hebrew University, among others. Ms. Asper led the United Way's 2002 campaign in Winnipeg and is the past Chair of the Board of United Way of Winnipeg. She is also currently leading the creation of the Canadian Museum for Human Rights in Winnipeg.	April 23, 1998
Marcel R. Coutu (1) - Calgary, Alberta, Canada Mr. Coutu is President and Chief Executive Officer of Canadian Oil Sands Limited, an energy company focused in the oil sands business. He was previously Senior Vice-President and Chief Financial Officer of Gulf Canada Resources Limited, and prior to that held various positions in the areas of corporate finance, investment banking, and mining and oil and gas exploration and development. Mr. Coutu is a Director of Great-West, London Life, Canada Life and Crown Life. Mr. Coutu also serves on the Board of Directors of United Way of Calgary and on the Pension and Compensation Committee of Calgary Exhibition and Stampede Board. He has also held board positions with Gulf Indonesia Resources Limited, TransCanada Power Limited Partnership and TransCanada Gas Processing Limited Partnership. Mr. Coutu is a Director of Brookfield Asset Management Inc. and is a member of the Board of Governors of the Canadian Association of Petroleum Producers, the Canadian Council of Chief Executives and the Association of Professional Engineers, Geologists and Geophysicists of Alberta.	May 3, 2007

Name, Municipality of Residence, Principal Occupation, Major Positions with Lifeco and Lifeco's Affiliates	*Served as Director From*
Orest T. Dackow (2) - Castle Rock, Colorado, United States of America Mr. Dackow served as President and Chief Executive Officer of the Corporation from 1992 to 2000 and as President of Great-West from 1990 to 1995. He is a Director of Great-West, London Life, Canada Life, Crown Life and GWL&A. Mr. Dackow is a fellow of the Canadian Institute of Actuaries, the American Academy of Actuaries, and the Society of Actuaries.	April 22, 1992
André Desmarais, O.C. (2)(3)(4) - Westmount, Québec, Canada Mr. Desmarais is Deputy Chairman of Power Financial Corporation ("Power Financial") and President and Co-Chief Executive Officer of Power Corporation of Canada ("Power"). Prior to joining Power in 1983, he was Special Assistant to the Minister of Justice of Canada and an institutional investment counselor at Richardson Greenshields Securities Ltd. He has held a number of senior positions with Power group companies and was named to his present position in 1996. Mr. Desmarais is a Director of Great-West, London Life, Canada Life, Crown Life, GWL&A and Putnam. He is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is also a Director of Power Financial, Pargesa Holding S.A., in Europe, Power and CITIC Pacific Ltd. in Asia. He was a Director of Bombardier Inc. until 2004. Mr. Desmarais is Honorary Chairman of the Canada China Business Council and is a member of several China-based organizations. Mr. Desmarais is active in cultural, health and other not-for-profit organizations. In 2003, he was named an Officer of the Order of Canada.	April 22, 1992
Paul Desmarais, Jr., O.C. (2)(3)(4) - Westmount, Québec, Canada Mr. Desmarais is Chairman and Co-Chief Executive Officer of Power. Prior to joining Power in 1981, he was with S.G. Warburg & Co. in London, England, and with Standard Brands Incorporated in New York. He was President and Chief Operating Officer of Power Financial from 1986 until 1989, served as Chairman of the Board of Power Financial from 1990 until 2005, and became Chairman of the Executive Committee of Power Financial in 2005. He was named to his present position with Power in 1996. He is a Director of Great-West, London Life, Canada Life, Crown Life, GWL&A, Putnam, IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is also Vice-Chairman of the Board and Executive Director of Pargesa Holding S.A., Vice-Chairman of the Board of Imerys, and a Director of Groupe Bruxelles Lambert, Total S.A., Suez and Lafarge. Mr. Desmarais is a member of the International Council and a Director of the European Institute of Business Administration (INSEAD), Chairman of the Board of Governors of The International Economic Forum of the Americas, Chairman of the International Advisory Committee of l'École des Hautes Études Commerciales (HEC), in Montréal and Member of the Global Advisory Council for Merrill Lynch (New York). He is also involved in charitable and community activities. In 2005, he was named an Officer of the Order of Canada and in 2006 he received a Doctorate honoris causa from Université Laval (Canada).	May 15, 1986

Name, Municipality of Residence, Principal Occupation, Major Positions with Lifeco and Lifeco's Affiliates	*Served as Director From*
Robert Gratton (2)(3)(4) - Outremont, Québec, Canada Mr. Gratton is Chairman of the Board of the Corporation. He was appointed President of Power Financial in 1989. He served as President and Chief Executive Officer of Power Financial from 1990 until May 9, 2005 when he was appointed Chairman of the Board of Power Financial. Before joining Power Financial, he was Chairman, President and Chief Executive Officer of Montreal Trust Company. He is a Director and Chairman of Great-West, London Life, Canada Life, Crown Life, GWL&A and Putnam. Mr. Gratton is a Director and Chairman of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is also a Director of Power Financial, Pargesa Holding S.A. and Power. He is a member of the Harvard Business School Canadian Advisory Committee. Mr. Gratton has served as a member of the Conference Board of Canada, the C.D. Howe Institute and the Trilateral Commission and as a Director of several other corporations, community organizations and foundations.	April 25, 1990
H. David Graves (3) - Winnipeg, Manitoba, Canada Mr. Graves is Chairman and President and Chief Executive Officer of IMRIS Inc., a medical device company. He has been President and Chief Executive Officer of IMRIS Inc. since its formation in May 2005. From 1998 until 2005, he was President and Chief Executive Officer of Centara Corporation, a venture capital firm. Prior to that Mr. Graves was founder and Chief Executive Officer of Broadband Networks Inc., a leading-edge developer of wireless telecommunications systems that was acquired by Nortel Networks Corporation in 1998. Mr. Graves is a Director of Great-West, London Life, Canada Life and Crown Life. He also serves on the board of directors of Manitoba Health Research Council.	May 3, 2007
V. Peter Harder - Manotick, Ontario, Canada Mr. Harder is Senior Policy Advisor to Fraser Milner Casgrain LLP. He is former Deputy Minister of Foreign Affairs, a position that he held from June of 2003 until March of 2007. Prior to that he served as Deputy Minister in a number of other Government of Canada departments, including Treasury Board, Solicitor General, Citizenship and Immigration, and Industry Canada. Mr. Harder is a Director of Great-West, London Life, Canada Life and Crown Life. Mr. Harder was awarded the Prime Minister's Outstanding Achievement Award for public service leadership in 2000, and in 2002 he was awarded the Queen's Jubilee Award. He also served as the Personal Representative of the Prime Minister to the G8.	May 3, 2007
Michael L. Hepher (1)(3) - London, England, United Kingdom Mr. Hepher joined the Board of The Canada Life Group (U.K.) Limited in February 1999 and is Chairman of its Audit Committee. He is a Director of Great-West, London Life, Canada Life and Crown Life. Mr. Hepher is also a Director of Kingfisher plc. Mr. Hepher is a Director of Catlin plc and is Chairman of its Audit Committee. He previously served as a Director and Chairman of the Board of Lane, Clark and Peacock LLP, TeleCity plc and Cardpoint plc and was a Director of Diageo plc, formerly Grand Metropolitan plc, and was Chairman of its Audit Committee from January 1996 to December 1997. He also previously served as a Director of MCI Communications, Washington DC, Lloyds Bank plc and Industrial Estates Ltd., Canada.	May 4, 2006

Name, Municipality of Residence, Principal Occupation, Major Positions with Lifeco and Lifeco's Affiliates	*Served as Director From*
Daniel Johnson (2)(3) - Montréal, Québec, Canada Mr. Johnson is Of Counsel to McCarthy Tétrault LLP. From the early 1980's to the late 1990's Mr. Johnson served the Province of Québec in various roles. He was the Prime Minister of Québec in 1994 and was the Leader of the Opposition from 1994 to 1998. Mr. Johnson is a Director of Great-West, London Life, Canada Life and Crown Life. He is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. Mr. Johnson is also a Director of Bombardier Inc. and is a Director and Chairman of Victhom Bionique Humaine Inc., and is the Honorary Consul of Sweden in Montreal.	April 22, 1999
Kevin P. Kavanagh, C.M. (2)(4)(5) - Winnipeg, Manitoba, Canada Mr. Kavanagh served as President and Chief Executive Officer of the Corporation from 1986 to 1992 and as President and Chief Executive Officer of Great-West from 1979 to 1990. He is a Director of Great-West, London Life, Canada Life, Crown Life and GWL&A. He is a Chancellor Emeritus of Brandon University, and has served on various business and cultural boards in Manitoba and Canada.	May 15, 1986
Peter Kruyt - Westmount, Québec, Canada Mr. Kruyt is a Director and President of Power Technology Investment Corporation, and is a Vice-President of Power. He is a Director of Great-West, London Life, Canada Life and Crown Life. Mr. Kruyt is also a Director of La Presse Ltée, Adaltis Inc., Neurochem Inc., Picchio Pharma Inc. and the St. Mary's Hospital Foundation, and is an alternate director to the board of CITIC Pacific Ltd. He is also Chairman of Concordia University, Power Pacific Corporation Limited and the Canada China Business Council.	May 1, 2003
The Right Honourable Donald F. Mazankowski, P.C., O.C., A.O.E. (2)(4) - Sherwood Park, Alberta, Canada Mr. Mazankowski was a Member of Parliament for 25 years and held several senior Cabinet positions including Deputy Prime Minister, Minister of Finance, Minister of Agriculture and President of the Queen's Privy Council. He is currently Senior Advisor to Gowling Lafleur Henderson LLP. He is a Director of Great-West, London Life, Canada Life and Crown Life. He is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is also a Director of Power Financial, Power, Atco Inc., Canadian Oil Sands Ltd., Shaw Communications Inc., and Weyerhaeuser Company, and is a Director and trustee of Yellow Pages Income Fund.	January 27, 1994
William T. McCallum - Denver, Colorado, United States of America Mr. McCallum was Co-President and Chief Executive Officer of the Corporation from April 27, 2000 until May 5, 2005 and was President and Chief Executive Officer of GWL&A from April 25, 1990 until December 31, 2005. He has been Vice-Chairman of the Board of GWL&A since January 1, 2006. He is a Director of Great-West, London Life, Canada Life, Crown Life and GWL&A. Mr. McCallum is Past Chairman of America's Health Insurance Plans.	April 28, 1993

Name, Municipality of Residence, Principal Occupation, Major Positions with Lifeco and Lifeco's Affiliates	*Served as Director From*
Raymond L. McFeetors (2) - Winnipeg, Manitoba, Canada; London, Ontario, Canada Mr. McFeetors was Co-President and Chief Executive Officer of the Corporation from April 27, 2000 until May 5, 2005 when he was appointed President and Chief Executive Officer. He is also President and Chief Executive Officer of Great-West, London Life, Canada Life, Crown Life and GWL&A. Mr. McFeetors has been with Great-West since 1968, and is a Director of Great-West, London Life, Canada Life, Crown Life, GWL&A and Putnam. He is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. Mr. McFeetors is also a Director of a number of national organizations in the health, education, cultural and business sectors. In 2002, he was appointed Honorary Colonel of The Royal Winnipeg Rifles. Mr. McFeetors received an Honorary Doctorate of Laws from the University of Winnipeg in 2007.	April 28, 1993
Jerry E.A. Nickerson (1)(2) - North Sydney, Nova Scotia, Canada Mr. Nickerson is Chairman of the Board of H.B. Nickerson & Sons Limited, a management and holding company based in North Sydney, Nova Scotia. He is a Director of Great-West, London Life, Canada Life, Crown Life, GWL&A and Putnam. Mr. Nickerson is also a Director of Power Financial and Power. He has also served on the boards of various organizations, federal and provincial Crown Corporations, and other public and private companies.	May 15, 1986
David A. Nield (3)(4)(5) - Toronto, Ontario, Canada Mr. Nield is the former Chairman and Chief Executive Officer of Canada Life. He is a Director of Great-West, London Life, Canada Life, Crown Life and GWL&A. Mr. Nield is a Past Chairman and Director of the Canadian Life and Health Insurance Association Inc. and is currently the President of the National Sanitarium Association.	July 30, 2003
R. Jeffrey Orr (2)(3)(4) - Westmount, Québec, Canada Mr. Orr is President and Chief Executive Officer of Power Financial, a position he has held since May 2005. From May 2001 until May 2005, he was President and Chief Executive Officer of IGM Financial Inc. Previously, he was Chairman and Chief Executive Officer of BMO Nesbitt Burns Inc. and Vice-Chairman, Investment Banking Group, Bank of Montreal. He is a Director of Great-West, London Life, Canada Life, Crown Life, GWL&A and Putnam. Mr. Orr is also a Director of IGM Financial Inc., Investors Group Inc., Mackenzie Inc., Power Financial and Power. He has been active in a number of community and business organizations.	July 30, 2002
Michel Plessis-Bélair, FCA (2) - Town of Mount Royal, Québec, Canada Mr. Plessis-Bélair is Executive Vice-President and Chief Financial Officer of Power Financial and Vice-Chairman and Chief Financial Officer of Power. Before joining Power in 1986, he was Executive Vice-President and Director of Société générale de financement du Québec and prior to that he was Senior Vice-President of Marine Industries Ltd. Mr. Plessis-Bélair is a Director of Great-West, London Life, Canada Life, Crown Life and GWL&A. He is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is also a Director of Power Financial, Pargesa Holding S.A., Groupe Bruxelles Lambert and Power. Mr. Plessis-Bélair is also a Director of Lallemand Inc., Hydro-Québec and l'Université de Montréal.	April 15, 1990

Name, Municipality of Residence, Principal Occupation, Major Positions with Lifeco and Lifeco's Affiliates	*Served as Director From*
Guy St-Germain, C.M. (1)(2) - Outremont, Québec, Canada Mr. St-Germain is President of Placements Laugerma Inc., a private holding company based in Montréal, a position he has held since 1990. He was previously Chairman, Chief Executive Officer and President of Commassur Inc. Mr. St-Germain is a Director of Great-West, London Life, Canada Life and Crown Life. He is also a Director of Power Financial. He graduated in Law from the University of Montréal, has a M.A. (Philosophy, Politics and Economics) from Oxford University and attended l'École des Hautes Études Politiques in Paris.	April 24, 1991
Emőke J.E. Szathmáry, C.M., Ph.D. - Winnipeg, Manitoba, Canada Dr. Szathmáry is President and Vice-Chancellor of the University of Manitoba and a Professor in the Department of Anthropology and in the Department of Biochemistry and Medical Genetics. She was previously Provost and Vice-President (Academic) of McMaster University in Hamilton, and prior to that Dean of the Faculty of Social Science of the University of Western Ontario in London. Dr. Szathmáry is a Director of Great-West, London Life, Canada Life and Crown Life. She is also a Director of Power Financial and Power. She also serves on the Board of Directors of St. Boniface General Hospital, the J.W. Dafoe Foundation, and the Canadian Credit Management Foundation. Dr. Szathmáry has received four honorary doctorates, is a Fellow of the Royal Society of Canada, and is a member of the Order of Canada.	May 4, 2006
Murray Taylor - Winnipeg, Manitoba, Canada Mr. Taylor is Co-President and Chief Executive Officer of IGM Financial Inc., Canada's largest mutual fund company. He is also President and Chief Executive Officer of Investors Group Inc., a position he has held since April 30, 2004. He first joined IGM Financial Inc. in May 2001 as Executive Vice-President and in June 2002 was appointed Executive Vice-President, Financial Services Division. Prior to joining IGM Financial Inc., Mr. Taylor held senior roles with Great-West and London Life, where he was employed for the preceding 25 years. Mr. Taylor is a Director of Great-West, London Life, Canada Life and Crown Life. He is also a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc.	May 4, 2006
Gérard Veilleux, O.C. - Montréal, Québec, Canada Mr. Veilleux is a Vice-President of Power. From 1963 to 1989 Mr. Veilleux was a senior officer in several Provincial and Federal Government departments. He is a Director of Great-West, London Life, Canada Life and Crown Life. Mr. Veilleux is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is also a Director of La Presse and Gesca Ltée. Mr. Veilleux serves on the Fondation Baxter et Alma Ricard, and is Chairperson for Forces Avenir. He is active in a number of government, professional and cultural organizations.	April 23, 1998

(1) Member of the Audit Committee.
(2) Member of the Executive Committee.
(3) Member of the Compensation Committee.
(4) Member of the Governance and Nominating Committee.
(5) Member of the Conduct Review Committee.

The term of office of each of the Lifeco Directors will expire at the close of the next Lifeco annual meeting.

Executive Officers

The following information with respect to Executive Officers is as at February 14, 2008.

Name and Place of Residence	*Position and Principal Occupation*	*Dates Position Held if Less than 5 Years*
Robert Gratton Outremont, Québec, Canada	• Chairman of the Board of Lifeco, Great-West and London Life	N/A
	• Chairman of the Board of Canada Life	July 2003 - Present
	• Chairman of the Board of Power Financial	May 2005 - Present
	• President and Chief Executive Officer of Power Financial	1990 - May 2005
	• Chairman of the Board of Crown Life	July 2007 - Present
Raymond L. McFeetors Winnipeg, Manitoba, Canada and London, Ontario, Canada	• President and Chief Executive Officer of Lifeco	May 2005 - Present
	• President and Chief Executive Officer of Great-West and London Life	N/A
	• President and Chief Executive Officer of Canada Life	July 2003 - Present
	• President and Chief Executive Officer of GWL&A	January 2006 - Present
	• President and Chief Executive Officer of Crown Life	July 2007 - Present
Andrew D. Brands Toronto, Ontario, Canada	• Vice-President, Associate Counsel, Europe of Lifeco and Senior Vice-President and General Counsel, Europe & Reinsurance of Great-West and London Life	February 2006 - Present
	• Senior Vice-President and General Counsel of Canada Life	N/A
Mitchell T. G. Graye Greenwood Village, Colorado, USA	• Vice-President, Finance, United States of Lifeco	N/A
	• Executive Vice-President and Chief Financial Officer of GWL&A	N/A
	• Executive Vice-President and Chief Financial Officer, U.S. Operations of Great-West	N/A
	• Executive Vice-President and Chief Financial Officer, U.S. Operations of Canada Life	July 2003 - Present
Alexandre J. Guertin Toronto, Ontario, Canada	• Vice-President, Finance, Europe of Lifeco and Vice-President and Chief Financial Officer, Europe of Canada Life	November 2006 - Present
	• Vice-President and Chief Financial Officer of Canada Life Reinsurance Ltd. and London Reinsurance Group Inc.	August 2004 - Present
	• Vice-President, Strategic Planning of Canada Life	September 2002 - August 2004
D. Allen Loney Toronto, Ontario, Canada	• Vice-President, Capital Management of Lifeco	May 2005 - Present
	• Executive Vice-President and Chief Actuary/Capital Management of Great-West, London Life and Canada Life	December 2005 - Present
	• Senior Vice-President, Capital Management of Great-West and London Life	August 2004 - December 2005
	• Senior Vice-President, Capital Management and Actuary of Canada Life	February 2005 - December 2005
	• Senior Vice-President, Capital Management and Chief Actuary of Canada Life	August 2004 - February 2005
	• Senior Vice-President and Chief Actuary of Canada Life	November 2002 - August 2004

Name and Place of Residence	*Position and Principal Occupation*	*Dates Position Held if Less than 5 Years*
	• Executive Vice-President and Chief Actuary/Capital Management of Crown Life	July 2007 - Present
William W. Lovatt Winnipeg, Manitoba, Canada	• Vice-President, Finance, Canada of Lifeco	N/A
	• Executive Vice-President and Chief Financial Officer of Great-West and London Life	N/A
	• Executive Vice-President and Chief Financial Officer of Canada Life	May 2004 - Present
	• Executive Vice-President and Chief Financial Officer of Crown Life	July 2007 - Present
Richard G. Schultz Centennial, Colorado, USA	• Vice-President, Associate Counsel, United States of Lifeco	February 2006 - Present
	• Chief Legal Officer, Corporate and Secretary of GWL&A	July 2006 - Present
	• Vice-President, Counsel and Associate Secretary of GWL&A	July 2000 - July 2006
	• Chief Legal Officer, Corporate and Secretary, U.S. Operations of Great-West and Canada Life	July 2006 - Present
	• Vice President, Counsel and Associate Secretary, U.S. Operations of Great-West and Canada Life	July 1, 2000 - July 2006
Sheila A. Wagar, Q.C. Winnipeg, Manitoba, Canada	• Vice-President, General Counsel and Secretary of Lifeco	February 2006 - Present
	• Senior Vice-President, General Counsel and Secretary of Great-West and London Life	N/A
	• Senior Vice-President and Secretary of Canada Life	July 2003 - Present
	• Senior Vice-President, General Counsel and Secretary of Crown Life	July 2007 - Present

Unless otherwise indicated, all of the executive officers have been engaged for not less than five years in their present principal occupations or in another executive capacity with the companies identified.

Shareholdings of Directors and Executive Officers

The directors and executive officers of Lifeco, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 3,376,712 Lifeco Common Shares representing 0.377809% of the outstanding Lifeco Common Shares, 4,000 Lifeco Series D First Preferred Shares representing 0.050387% of the outstanding Lifeco Series D Preferred Shares, 9,667 Lifeco Series E First Preferred Shares representing 0.043384% of the outstanding Lifeco Series E Preferred Shares and 40,841 Lifeco Series F First Preferred Shares representing 0.513271% of the outstanding Lifeco Series F Preferred Shares.

To the knowledge of the Directors and the executive officers of Lifeco, Power Financial controlled, directly or indirectly, 666,665,452 common shares of Lifeco, or 74.59% of the outstanding Lifeco Common Shares, representing approximately 65% of the voting rights attached to all of the outstanding voting shares of Lifeco, and The Honourable Paul Desmarais had voting control of Power Financial, a subsidiary of Power. Power Financial does not own or control any First Preferred Shares.

Corporate Bankruptcy

Mr. Daniel Johnson, a director of Lifeco, was a director and chairman of the board of Geneka Biotechnologie Inc. until March 7, 2003, approximately two months prior to the date on which Geneka Biotechnologie Inc. was deemed to have made an assignment in bankruptcy.

LEGAL AND REGULATORY PROCEEDINGS

Lifeco and its subsidiaries are subject to legal actions, including arbitrations and proposed class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of Lifeco. However, future legal proceedings or regulatory action could adversely affect Lifeco's reputation and its future financial performance.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent of Lifeco is Computershare Investor Services Inc. Securities of Lifeco are transferable at the following locations:

Canadian Offices

Computershare Investor Services Inc.
11th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1
6th Floor, 530 8th Avenue S.W., Calgary, Alberta, T2P 3S8
1500 University Street, Suite 700, Montreal, Quebec, H3A 3S8
2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9
Phone: 1-888-284-9137 (toll free in North America), 514-982-8885 (direct dial)

The Lifeco First Preferred Shares, Series G, H and I are only transferable at the Toronto Offices of Computershare Investor Services Inc.

Internationally, the Lifeco Common Shares and Lifeco First Preferred Shares, Series E and F are also transferable at the following locations:

United States Office

Computershare Trust Company Inc.
350 Indiana Street, Suite 800
Golden, Colorado 80401
Phone: 1-888-284-9137 (toll free in North America)

United Kingdom Office

Computershare Investor Services PLC,
P.O. Box 82, The Pavilions, Bridgwater Road
Bristol BS99 7NH, United Kingdom,
Phone: 0870-702-0164

Ireland Office

Computershare Investor Services (Ireland) Limited,
P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate
Dublin 18, Ireland
Phone: 353-1-216-3100

The transfer agent can also be contacted by email at GWO@computershare.com

MATERIAL CONTRACTS

On November 26, 2007, Lifeco announced that GWL&A had signed a definitive agreement (the "Asset and Stock Purchase Agreement") to sell its healthcare business, Great-West Healthcare, to a subsidiary of CIGNA Corporation. The transaction has an enterprise value of US$2.25 billion and is expected to close during the first half of 2008, subject to regulatory and certain other approvals. A copy of the Asset and Stock Purchase Agreement is available for review at www.sedar.com.

On August 3, 2007, Lifeco completed its acquisition of the asset management business of Putnam for US$3 billion, and Great-West and Canada Life completed its acquisition of Putnam's 25% interest in T.H. Lee Partners for approximately US$350 million. The terms of the transaction resulted in a tax intangible valued at approximately US $550 million, derived from an election by both parties to the agreement under section 338(h)(10) of the U.S. Internal Revenue Code. In aggregate, these transactions represent a value of approximately US$3.9 billion. A copy of the Stock Purchase Agreement entered into in connection with this transaction is available for review at www.sedar.com.

On June 14, 2007, Lifeco announced that Lifeco and Great-West Lifeco Finance (Delaware) LP entered into an underwriting agreement (the "Underwriting Agreement") with a syndicate jointly led by BMO Capital Markets, Merrill Lynch Canada and Scotia Capital for an offering by Great-West LP of $1 billion principal amount of subordinated debentures due June 21, 2067. A copy of the Underwriting Agreement is available for review on www.sedar.com.

INTERESTS OF EXPERTS

Deloitte & Touche LLP is the external auditor of Lifeco who prepared the Auditors' Report to Shareholders included with the consolidated annual financial statements of Lifeco for the most recently completed financial year. To the knowledge of Lifeco, Deloitte & Touche LLP is independent in accordance with the rules of professional conduct applicable to it under the Institute of Chartered Accountants of Manitoba.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Audit Committee Charter as approved by the Board of Directors is attached as Appendix A.

Composition of the Audit Committee

The Audit Committee of Lifeco consists of Jerry E.A. Nickerson (Chairman), Gail S. Asper, Marcel, R. Coutu, Michael L. Hepher and Guy St-Germain. Each audit committee member is independent and financially literate within the meaning of Multilateral Instrument 52-110 (Audit Committees).

Relevant Education and Experience

In addition to their general business background and involvement with other companies, the members of the Lifeco Audit Committee have many years of experience as audit committee members with the Lifeco group of companies, with the exception of Mr. Coutu, who more recently joined the Audit Committee in 2007. All members of the Audit Committee of Lifeco have experience reviewing financial statements and dealing with related accounting and auditing issues. The following sets out the education and experience of each director relevant to the performance of their responsibilities as members of the Lifeco Audit Committee:

Jerry E. A. Nickerson – Mr. Nickerson is Chairman of the Board of H.B. Nickerson & Sons Limited, a management and holding company based in North Sydney, N.S. He is a Director and Chairman of the Audit Committees of Great-West, London Life, Canada Life, Crown Life, GWL&A and Putnam, and has been a member of the Lifeco Audit Committee since 1986 and Chairman since 1994. Mr. Nickerson is also a Director of Power and Power Financial. He holds a Bachelor of Commerce degree from Dalhousie University.

Gail S. Asper – Ms. Asper is a Director of CanWest Global Communications Corp. She is also President of CanWest Global Foundation and President of The Asper Foundation, both of which are private charitable foundations. Ms. Asper is active in cultural, health and other not-for-profit organizations. She holds board positions with the United Way of Winnipeg, Manitoba Theatre Centre, and Canadian Friends of Hebrew University. Ms. Asper led the United Way's 2002 campaign in Winnipeg and she is the past Chair of the Board of United Way of Winnipeg. She is currently leading the creation of the Canadian Museum for Human Rights in Winnipeg. She is also a Director and member of the Audit Committees of Great-West, London Life, Canada Life and Crown Life, and has been a member of the Lifeco Audit Committee since 1998. She holds a Bachelor of Arts degree and Bachelor of Laws degree from the University of Manitoba and has several years of experience practicing corporate and commercial law.

Marcel R. Coutu – Mr. Coutu has been President and Chief Executive Officer of Canadian Oil Sands Limited since 2001. He has over 25 years of experience in the resource and energy sector, primarily focused in corporate finance. Mr. Coutu was Senior Vice President and Chief Financial Officer of Gulf Canada from 1999 to 2001. Preceding that position, he was Senior Vice President, International and Vice President, Finance at TransCanada PipeLines where he helped finance their mainline expansion and international projects. He also has five years of experience in the investment banking business, mostly with Burns Fry Limited. He has been a Director and member of the Audit Committees of Great-West, London Life and Canada Life since May 2007, and more recently, of Crown Life. Mr. Coutu holds an H.B.Sc. in geology from the University of Waterloo, an MBA from the University of Western Ontario, is a member of the Association of Professional Engineers, Geologists and Geophysicists, and is a certified member of the Institute of Corporate Directors.

Michael L. Hepher – Mr. Hepher joined the Board of Canada Life Group (U.K.) Limited in February 1999 and is Chairman of its Audit Committee. He is also a Director of Kingfisher plc, and a Director of Catlin plc and is Chairman of its Audit Committee. He previously served as a Director and Chairman of the Board of Cardpoint plc, Lane, Clark and Peacock LLP and of TeleCity plc and was a Director of Diageo plc, formerly Grand Metropolitan plc, and was Chairman of its Audit Committee from January 1996 to December 1997. He also previously served as a Director of MCI Communications, Washington DC, Lloyds Bank plc and Industrial Estates Ltd, Canada. He is a Director and member of the Audit Committees of Great-West, London Life, Canada Life and Crown Life. Mr. Hepher is a Fellow of the Institute of Actuaries.

Guy St-Germain – Mr. St-Germain is President of Placements Laugerma Inc., a private holding company based in Montréal, a position he has held since 1990. He was previously Chairman, Chief Executive Officer and President of Commassur Inc. and has been a director and member of the audit committees of National Bank of Canada, Provigo Inc., General Electric Canada, ADT Security of Canada and Hudson's Bay Company. Mr. St-Germain is a Director and member of the Audit Committees of Great-West, London Life, Canada Life and Crown Life, and has been a member of the Lifeco Audit Committee since 1999. He is also a director of Power Financial. He holds a law degree from the University of Montreal and a master's degree in philosophy, politics and economics from Oxford University.

Pre-Approval Policy

On February 1, 2005, the Lifeco Audit Committee adopted a Policy Regarding the Pre-Approval of Services provided by the External Auditor (the "Pre-Approval Policy") for the purpose of identifying, mitigating and/or eliminating potential threats to the independence of the external auditor.

The Pre-Approval Policy prohibits Lifeco or any of its subsidiary entities from engaging the external auditor to provide certain specified non-audit services. Pursuant to the Pre-Approval Policy, all non-audit services that are not specifically prohibited may be provided to Lifeco or any of its subsidiary entities by the external auditor if such services have been pre-approved by the Lifeco Audit Committee and the audit committees of each of Power Financial and Power.

External Auditor Service Fees

	Year Ended December 31, 2007	**Year Ended December 31, 2006**
Audit Fees[1]	13,373,680	12,368,642
Audit-Related Fees[2]	2,548,679	1,481,086
Tax Fees[3]	955,074	366,691
All Other Fees[4]	1,114,535	1,728,480
Total	17,991,968	15,944,899

1. Audit Fees: These audit fees are for the audits of the financial statements of Lifeco and its subsidiaries and other services normally provided by the external auditor in connection with statutory and regulatory filings. These fees also include amounts for the audits of the financial statements of the segregated funds of Lifeco's insurance subsidiaries, the financial statements of registered or unregistered funds managed by subsidiaries of Lifeco, and the financial statements of partnerships to which Lifeco, its subsidiaries or the segregated funds of Lifeco's insurance subsidiaries are a party.

2. Audit-Related Fees: These audit-related fees are for the reviews of securities filings and other services related to capital market transactions of Lifeco and/or its subsidiaries. These fees also include amounts for the reviews of interim financial statements of Lifeco and/or its subsidiaries and audits/specified procedures mainly related to regulatory filings, internal controls and benefit plans.

3. Tax Fees: These tax fees relate to tax compliance and planning, provision of formal tax opinions and assistance in resolutions of tax disputes for Lifeco and/or its subsidiaries (including segregated funds) in connection with income taxes, property taxes and commodity taxes.

4. Other Services: These other fees relate to specific engagements including translation services, consulting on accounting issues and the assessment of the design and implementation of internal accounting controls for Lifeco and/or its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to Lifeco may be found on SEDAR at www.sedar.com.

Additional information in respect of Lifeco, including directors and officers remuneration and indebtedness, principal holders of its securities and securities authorized for issuance under the Lifeco Stock Option Plan is contained in the Management Proxy Circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in Lifeco's consolidated financial statements and MD&A for its most recently completed financial year.

APPENDIX A

GREAT-WEST LIFECO INC.

AUDIT COMMITTEE CHARTER

1.0 COMPOSITION

The Audit Committee (the "***Committee***") of Great-West Lifeco Inc. (the "***Corporation***") shall be composed of not less than three directors of the Corporation, all of whom shall be independent and financially literate within the meaning of the Canadian Securities Administrators Multilateral Instrument.

2.0 PROCEDURAL MATTERS

In connection with the discharge of its duties and responsibilities, the Committee shall observe the following procedures:

(1) **Meetings.** The Committee shall meet at least four times every year, and more often if necessary, to discharge its duties and responsibilities hereunder.

(2) **Advisors.** The Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay, at the Corporation's expense, the compensation of such advisors.

(3) **Quorum.** A quorum at any meeting of the Committee shall be two Committee members.

(4) **Secretary.** The Chairman of the Committee, or any person appointed by the Chairman of the Committee, shall act as secretary of meetings of the Committee.

(5) **Calling of Meetings.** A meeting of the Committee may be called by the Chairman of the Committee, by the Chairman of the Board of Directors (the "***Board***"), by a Co-President and Chief Executive Officer, by the external auditor of the Corporation, or by any member of the Committee. When a meeting of the Committee is called by anyone other than the Chairman of the Board, the Chairman of the Committee shall so inform the Chairman of the Board.

3.0 DUTIES AND RESPONSIBILITIES

3.1 **Financial Disclosure.** The Committee shall:

(1) review the Corporation's:

(a) interim and annual financial statements;
(b) interim and annual management's discussions and analyses;
(c) interim and annual earnings press releases;
(d) annual information forms;
(e) prospectuses; and
(f) other documents containing audited or unaudited financial information, at its discretion;

and report thereon to the Board before such documents are approved by the Board and disclosed to the public;

(2) be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure provided by the financial statements, management's discussions and analyses and earnings press releases, and shall periodically assess the adequacy of those procedures;

(3) review, at its discretion, any financial information contained in any reports filed by the Corporation with regulatory authorities in connection with the financial condition of the Corporation; and

(4) review such investments and transactions that could adversely affect the well-being of the Corporation as the external auditor of the Corporation or any officer of the Corporation may bring to the attention of the Committee.

3.2 **External Audit.** The Committee shall:

(1) review the recommendation of management and recommend to the Board the external auditor to be appointed for purposes of preparing or issuing an auditor's report or performing other audit, review or attest services;

(2) review and approve the audit plan, the terms of the external auditor's engagement, the appropriateness and reasonableness of proposed audit fees, and any issues relating to the payment of audit fees, and make a recommendation to the Board with respect to the compensation of the external auditor;

(3) review the independence of the external auditor, including an annual report prepared by the external auditor regarding its independence;

(4) review the external auditor's engagement to ensure that the external auditor is duly appointed as external auditor of each of the Corporation's subsidiary entities, unless in the opinion of the Corporation, after consulting the external auditor, the total assets of the subsidiary entity are not a material part of the total assets of the Corporation, or unless, in the case of a subsidiary entity that carries on its operations in a country other than Canada, the laws of the country do not permit such appointment;

(5) review the recommendation of management and the external auditor for the person designated to conduct the audit;

(6) meet with the external auditor and with management to discuss the audit plan, audit findings, any restrictions on the scope of the external auditor's work, and any problems that the external auditor experiences in performing the audit;

(7) review with the external auditor and management any changes in Generally Accepted Accounting Principles; the quality and the acceptability of major accounting policies and assumptions; alternative treatments of financial information within Generally Accepted Accounting Principles that have been discussed with management, the ramifications of the use of alternative treatments, and the treatment preferred by the external auditor; the presentation and impact of significant risks and uncertainties that could adversely affect the wellbeing of the Corporation; and key estimates and judgments of management; in each case that may be material to the Corporation's financial reporting;

(8) have the authority to communicate directly with the external auditor;

(9) receive reports directly from the external auditor;

(10) directly oversee the work of the external auditor that is related to the preparation or issue of an auditor's report or other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(11) meet with the external auditor to discuss the annual financial statements (including the report of the external auditor thereon) and the interim financial statements (including the review engagement report of the external auditor thereon);

(12) review the effect of off-balance sheet transactions, arrangements, obligations (including contingent liabilities) and other relationships with unconsolidated entities or other persons that may have a material current or future effect on the Corporation's financial condition;

(13) meet with the external auditor to discuss the investments and transactions referred to in subsection 3.1(4) hereof;

(14) review any management letter containing the recommendations of the external auditor, and the response and follow up by management in relation to any such recommendations;

(15) review any evaluation of the Corporation's internal control over financial reporting conducted by the external auditor, together with management's response;

(16) pre-approve (or delegate such pre-approval to one or more of its independent members) in accordance with the pre-approval policy of the Corporation, all engagements for non-audit services to be provided to the Corporation or its subsidiary entities by the external auditor, together with all non-audit services fees, and consider the impact of such engagements and fees on the independence of the external auditor;

(17) review and approve the Corporation's hiring policy regarding partners, employees and former partners and employees of the present and former external auditor; and

(18) review all issues and statements related to a change of the external auditor and the steps planned by management for an orderly transition.

3.3 **Internal Audit.** The Committee shall:

(1) have the authority to communicate directly with the chief internal auditors;

(2) review periodically the internal audit mandates of the Corporation;

(3) review annually the internal audit plan;

(4) require management to implement and maintain appropriate internal control procedures and review, evaluate and approve those procedures;

(5) meet with the chief internal auditors and with management to discuss the effectiveness of the internal

control procedures established for the Corporation; and

(6) review a summary of the chief internal auditors' reports and management's responses and subsequent follow-up to any material risks identified in such reports.

3.4 **Compliance.** The Committee shall:

(1) review reports of the chief compliance officers and chief privacy officers;

(2) meet with the chief compliance officers and chief privacy officers to discuss the effectiveness of existing policies and procedures for compliance with applicable laws and regulations;

(3) monitor compliance with the Code of Conduct; and

(4) review periodically the mandate of the chief compliance officers and chief privacy officers of the Corporation.

3.5 **Accounting Complaints Handling Procedures.** The Committee shall establish procedures for:

(1) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(2) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

3.6 **In-Camera Sessions.** The Committee shall periodically meet in-camera alone, and meet separately with each of the external auditor, chief internal auditors and management, as the Committee deems appropriate.

3.7 **Subsidiaries.**

(1) With respect to any Material Operating Subsidiary in the corporate ownership chain between the Corporation and any Direct Subsidiary, the Committee shall review the financial statements of that Material Operating Subsidiary.

(2) With respect to any Direct Subsidiary:

(a) the Committee shall rely on the review and approval of the financial statements of the Direct Subsidiary by the audit committee and the board of directors of the Direct Subsidiary, and on reports or opinions of the external auditor on those financial statements;

(b) the Committee shall receive a copy of the charter of the Direct Subsidiary's audit committee, together with a memorandum summarizing its meeting processes and structure ("Process Memorandum"); and

(c) at each meeting of the Committee, the secretary of the Committee shall table a report from the secretary of the Direct Subsidiary's audit committee confirming that the processes mandated by its charter and Process Memorandum have been followed.

(3) For these purposes:

(a) "***Material Operating Subsidiary***" means an operating subsidiary whose net income represents 10% or more of the net income of the Corporation; and

(b) "***Direct Subsidiary***" means the first Material Operating Subsidiary below the Corporation in a corporate ownership chain that has an audit committee which is comprised of a majority of independent directors.

4.0 AUDITOR'S ATTENDANCE AT MEETINGS

The external auditor shall be entitled to receive notice of every meeting of the Committee and, at the expense of the Corporation, to attend and be heard at any meeting of the Committee. If so requested by a member of the Committee, the external auditor shall attend every meeting of the Committee held during the term of office of the external auditor.

5.0 ACCESS TO INFORMATION

The Committee shall have access to any information, documents and records that are necessary in the performance of its duties and the discharge of its responsibilities under this Charter.

6.0 REVIEW OF CHARTER

The Committee shall periodically review this Charter and recommend any changes to the Board as it may deem appropriate.

7.0 REPORTING

The Chairman of the Committee shall report to the Board, at such times and in such manner, as the Board may from time to time require on matters subject to the Committee's review and consideration and shall promptly inform the Chairman of the Board of any significant issues raised by the members of the Committee, the internal auditor, the external auditor or the regulators and shall provide the Chairman of the Board with copies of any written reports or letters provided by the external auditor and the regulators to the Committee.

GREAT-WEST LIFECO INC.

February 14, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the twelve months ended December 31, 2007

Dated: February 14, 2008

TABLE OF CONTENTS

The Management's Discussion and Analysis (MD&A) presents management's view of the financial condition, results of operations and cash flows of Great-West Lifeco Inc. (Lifeco or the Company) for the three months and twelve months ended December 31, 2007 compared with the same periods in 2006. The MD&A provides an overall discussion, followed by analysis of the performance of its three major reportable segments: Canada, United States and Europe.

BUSINESSES OF LIFECO

Lifeco has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life), Great-West Life & Annuity Insurance Company (GWL&A), and commencing August 3, 2007, Putnam Investments, LLC (Putnam).

In Canada, Great-West Life and its operating subsidiaries, London Life and Canada Life (owned through holding companies London Insurance Group (LIG) and Canada Life Financial Corporation (CLFC), respectively), offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial™ and Great-West Life financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In the U.S., GWL&A is a leader in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions. Putnam provides investment management, certain administrative functions, distribution, and related services through a broad range of investment products, including the Putnam Funds, its own family of mutual funds which are offered to individual and institutional investors.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products, including payout annuity products, and reinsurance. The Europe segment is comprised of two distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG) and their subsidiaries.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West Life, GWL&A, Putnam and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West Life, GWL&A, Putnam and their subsidiaries and may make other investments in the future.

DISCONTINUED OPERATIONS

On November 26, 2007, Lifeco announced that GWL&A signed a definitive agreement to sell its health care business, Great-West Healthcare. The transaction has an enterprise value of US$2.25 billion and is expected to close during the first half of 2008, subject to regulatory and certain other approvals. GWL&A will receive approximately US$1.5 billion in cash and will retain an estimated US$750 million representing the amount of equity invested in the business at the anticipated closing date.

The operating results and assets and liabilities of the health care business have been treated as discontinued operations in the financial statements of the Company. As a result, amounts pertaining to the discontinued U.S. Healthcare operations have been removed from the financial statements for 2007 and 2006. Net income from discontinued operations is shown as a separate line item on the Summary of Consolidated Operations. In this MD&A, unless otherwise indicated, comparative amounts for 2006 and, where applicable, 2005, have been restated to exclude amounts pertaining to Discontinued Operations.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in Canadian dollars unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This report contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, possible future Company action and statements made by the Company with respect to the expected closing of the sale of the Great-West Healthcare business and the expected benefits of the transaction are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors, including factors set out herein under "Risk Management and Control Practices", and any listed in other filings with securities regulators, which are available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

CAUTIONARY NOTE REGARDING NON-GAAP FINANCIAL MEASURES

This report contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "adjusted net income", "earnings before adjustments", "premiums and deposits", "sales", and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

Consolidated Operating Results

Selected Consolidated Financial Information (in $ millions, except per share amounts)	For the three months ended December 31			For the twelve months ended December 31		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits:						
Life insurance, guaranteed annuities and insured health products	**$ 5,764**	$ 5,997	-4%	**$ 18,753**	$ 17,752	6%
Self-funded premium equivalents (ASO contracts)	**570**	546	4%	**2,233**	2,145	4%
Segregated funds deposits:						
Individual products	**1,935**	2,415	-20%	**9,183**	8,420	9%
Group products	**1,460**	1,399	4%	**5,788**	5,240	10%
Proprietary mutual funds deposits (1)	**9,531**	178	-	**15,964**	629	-
Total premiums and deposits	**19,260**	10,535	83%	**51,921**	34,186	52%
Fee and other income	**861**	503	71%	**2,703**	1,894	43%
Paid or credited to policyholders	**6,858**	6,447	6%	**19,224**	19,660	-2%
Net income - common shareholders before adjustments (2)	**537**	491	9%	**2,153**	1,875	15%
Adjustments after tax (2)	**-**	-	-	**97**	-	-
Net income - common shareholders	**537**	491	9%	**2,056**	1,875	10%
Per common share						
Basic earnings before adjustments	**$ 0.601**	$ 0.550	9%	**$ 2.413**	$ 2.104	15%
Adjustments after tax (2)	**-**	-	-	**0.109**	-	-
Basic earnings	**0.601**	0.550	9%	**2.304**	2.104	10%
Dividends paid	**0.275**	0.240	15%	**1.060**	0.9275	14%
Book value				**10.98**	11.24	-2%
Return on common shareholders' equity						
Net income before adjustments (2)				**21.6%**	20.1%	
Net income				**20.7%**	20.1%	
At December 31						
Total assets				**$ 118,388**	$ 120,528	-2%
Segregated funds net assets				**89,181**	90,146	-1%
Proprietary mutual funds net assets				**186,594**	1,907	-
Total assets under administration				**$ 394,163**	$ 212,581	85%
Share capital and surplus				**$ 10,908**	$ 11,114	-2%

(1) Includes Asset Management (Putnam) mutual funds deposits from August 3, 2007.

(2) During 2007, net income attributable to common shareholders was reduced by $97 million after-tax as a result of a provision for certain Canadian retirement plans. Net income, basic earnings per common share and return on common shareholders' equity are presented before adjustments, as a non-GAAP financial measure of earnings performance.

CONSOLIDATED OPERATING RESULTS

NET INCOME

Consolidated net income of Lifeco includes the net income of Great-West Life and its operating subsidiaries London Life and Canada Life, GWL&A and Putnam, together with Lifeco's corporate results.

Lifeco's net income attributable to common shareholders for the period ended December 31, 2007 was $2,056 million compared to $1,875 million reported a year ago, an increase of 10%. On a per share basis, this represents $2.304 per common share ($2.287 diluted) for the twelve months of 2007 compared to $2.104 per common share ($2.089 diluted) a year ago. The 2007 results include a $97 million after-tax provision for certain Canadian retirement plans, which impacted earnings per common share by $0.109. Excluding this charge, net income attributable to common shareholders for 2007 grew 15% and earnings per common share grew 15%.

Net income - common shareholders	For the three months ended December 31			For the twelve months ended December 31		
	2007	2006	% Change	**2007**	2006	% Change
Canada	**$ 246**	$ 223	10%	**$ 973**	$ 893	9%
United States	**98**	78	26%	**366**	320	14%
Europe	**150**	150	-	**611**	486	26%
Lifeco Corporate	**-**	(10)	-	**(97)**	(15)	-
Total - continuing operations	**494**	441	12%	**1,853**	1,684	10%
Discontinued operations	**43**	50	-14%	**203**	191	6%
Total Lifeco	**$ 537**	$ 491	9%	**$ 2,056**	$ 1,875	10%

Canada – For the fourth quarter, net income attributable to common shareholders was $246 million compared to $223 million in 2006. Individual Insurance & Investment Products (IIIP) increased $20 million, Group Insurance increased $23 million, and Canada Corporate decreased $20 million.

For the full year 2007, consolidated net income increased $80 million or 9% to $973 million compared to $893 million in 2006. Individual Insurance & Investment Products (IIIP) increased $54 million, Group Insurance increased $49 million, and Canada Corporate decreased $23 million.

United States – For the fourth quarter, net income attributable to common shareholders was $98 million compared to $78 million in 2006. Financial Services decreased $6 million, Asset Management contributed $26 million, and United States Corporate remained at the same level as 2006.

For the full year 2007, consolidated net income was $366 million compared to $320 million in 2006. Financial Services increased $12 million, Asset Management contributed $42 million, and United States Corporate decreased $8 million.

Europe – For the fourth quarter, net income attributable to common shareholders was $150 million for 2007 and 2006. Insurance & Annuities increased $13 million, Reinsurance decreased $14 million, and Europe Corporate was up $1 million.

For the full year 2007, consolidated net income increased $125 million or 26% to $611 million compared to $486 million in 2006. Insurance & Annuities increased $103 million, Reinsurance increased $1 million, and Europe Corporate increased $21 million.

Lifeco Corporate – For the fourth quarter, Lifeco Corporate net income attributable to common shareholders was nil compared to a charge of $10 million in 2006.

For the full year 2007, Lifeco Corporate net income was a charge of $97 million compared to a charge of $15 million in 2006. The 2007 result reflects a $97 million after tax provision for certain Canadian retirement plans.

Discontinued Operations – On November 26, 2007, Lifeco announced that its subsidiary Great-West Life & Annuity, entered into an agreement to sell its U.S. health care business. Accordingly, the operating results for this business for 2007 and 2006 are shown separately as discontinued operations.

Refer to each segment section for further detail.

PREMIUMS AND DEPOSITS

Premiums and deposits includes premiums on risk-based insurance and annuity products as well as premium equivalents on self-funded group insurance administrative services only contracts, and deposits on individual and group segregated fund products and proprietary mutual funds.

For the fourth quarter, total premiums and deposits were $19,260 million, an increase of $8,725 million over the fourth quarter of 2006. Canada was up $413 million, United States increased $9,200 million and Europe was down $888 million.

In Canada, premiums increased $77 million on risk-based products, $24 million on premium equivalent ASO contracts and $312 million on savings products. The increase in the United States is mainly due to deposits from Asset Management (Putnam). In Europe, Insurance & Annuities premiums were down $795 million primarily on single premium savings and payout annuities in the U.K. and Isle of Man and unfavourable currency movements. Reinsurance premiums were down $93 million.

For the year, total premiums and deposits were $51,921 million, an increase of $17,735 million from 2006. Premiums and deposits in Canada increased $1,953 million, United States increased $15,082 million, and Europe increased $700 million.

Refer to each segment section for further detail.

NET INVESTMENT INCOME

Net investment income	**For the three months ended December 31**			**For the twelve months ended December 31**		
	2007	2006	% Change	**2007**	2006	% Change
Investment income earned	**$ 1,267**	$ 1,299	-2%	**$ 5,446**	$ 5,254	4%
Amortization of deferred realized gains/(losses)	**20**	168	-88%	**71**	619	-89%
Other net realized gains/(losses)	**29**	-	-	**107**	-	-
(Provision)/recovery for credit losses	**3**	22	-86%	**10**	31	-68%
Regular investment income	**1,319**	1,489	-11%	**5,634**	5,904	-5%
Investment expenses	**15**	16	-6%	**69**	68	1%
Regular net investment income	**1,304**	1,473	-11%	**5,565**	5,836	-5%
Change in fair value of held for trading assets	**821**	-	-	**(1,098)**	-	-
Net investment income	**$ 2,125**	$ 1,473	44%	**$ 4,467**	$ 5,836	-23%

New accounting rules for financial instruments require changes in the fair value of certain investments to be recognized in income and no longer allow for amortization of deferred net realized net gains on investments, other than for real estate investments.

Net investment income for the three months ended December 31, 2007 increased by $652 million compared to the same period last year. Changes in fair value of $821 million account for the increase offset by a decrease in regular net investment income of $169 million due mainly to the reduction in amortization of deferred realized gains in 2007. This resulted from approximately $2.6 billion of deferred net realized gains at December 31, 2006 being reclassified to surplus on January 1, 2007 in accordance with new accounting standards.

For the twelve months ended December 31, 2007, net investment income decreased $1,369 million compared to last year, due mainly to changes in fair value on held for trading assets. Regular net investment income decreased by $271 million for primarily the same reasons as the in quarter period.

FEE AND OTHER INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds and mutual funds, for which the Company earns investment management and other fees, and ASO contracts, under which the Company provides group benefit plan administration on a cost-plus basis.

Fee and other income	For the three months ended December 31			For the twelve months ended December 31		
	2007	2006	% Change	**2007**	2006	% Change
Segregated funds, mutual funds and other	**$ 828**	$ 473	75%	**$ 2,572**	$ 1,774	45%
ASO contracts	**33**	30	10%	**131**	120	9%
	$ 861	$ 503	71%	**$ 2,703**	$ 1,894	43%

For the quarter, consolidated fee income was $861 million, up 71% or $358 million over the fourth quarter of 2006. Canada increased $30 million due to strong segregated funds and mutual fund average asset growth and increases in average fee rates. The United States increased $305 million, mainly due to the acquisition of certain 401(k) business in 2006 and the Putnam acquisition which closed on August 3, 2007. Europe increased $23 million due mainly to growth in Ireland, partly offset by the strengthening of the Canadian dollar.

For the year, consolidated fee income was $2,703 million, up 43% or $809 million: Canada was up $134 million, United States increased $613 million for the same reasons as the in quarter period, and Europe increased $62 million, due mainly to growth in Germany for the first three quarters, Reinsurance and the favourable movement of the British pound and the euro against the Canadian dollar in the first three quarters of the year.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts, segregated funds and mutual funds). Beginning in 2007, it also includes adjustments to actuarial liabilities for changes in fair value of certain invested assets backing those actuarial liabilities.

For the quarter, consolidated amounts paid or credited to policyholders were $6,858 million, an increase of $411 million from the fourth quarter of 2006. Canada was up $219 million due to business growth and increases in carrying value of invested assets backing actuarial liabilities. The United States was up $5 million on increases in the fair value of assets backing actuarial liabilities offset by the strengthening of the Canadian dollar. Europe was up $187 million due to increases in the carrying value of invested assets backing actuarial liabilities and commutations of reinsurance treaties. This was partially offset by lower payout annuity sales and the impact of the strengthening of the Canadian dollar against the U.S. dollar and British pound.

For the year, amounts paid or credited to policyholders were $19,224 million, down $436 million from 2006. Canada was up $267 million, the United States was down $516 million and Europe was down $187 million. The United States and Europe decreased due to the strengthening of the Canadian dollar and decreases in carrying value of invested assets backing actuarial liabilities. The decrease in Europe was partially mitigated by the commutation of two reinsurance contracts in the first quarter of 2007. The United States was also down due to the third quarter 2006 recapture of a reinsurance contract.

OTHER BENEFITS AND EXPENSES

Included in other benefits and expenses are operating expenses, commissions, interest expense on long-term debt and other borrowings, and dividends on preferred shares, as well as premium taxes.

Other benefits and expenses	For the three months ended December 31			For the twelve months ended December 31		
	2007	2006	% Change	**2007**	2006	% Change
Total expenses	**$ 664**	$ 477	39%	**$ 2,331**	$ 1,761	32%
Less: investment expenses	**17**	16	6%	**71**	68	4%
Operating expenses	**647**	461	40%	**2,260**	1,693	33%
Commissions	**374**	364	3%	**1,366**	1,254	9%
Premium taxes	**57**	61	-7%	**225**	235	-4%
Financing charges	**84**	50	68%	**269**	202	33%
Total	**$ 1,162**	$ 936	24%	**$ 4,120**	$ 3,384	22%

Operating expenses for the three months ended December 31, 2007 increased $186 million compared to the same period in 2006, mainly due to the inclusion of $218 million of Putnam expenses in 2007. Expenses in local currencies were up slightly but were offset by the strengthened Canadian dollar.

Operating expenses for the twelve months ended December 31, 2007 increased $567 million or 33% compared to the same period in 2006. Operating expenses include a $151 million provision for certain Canadian retirement plans. Operating expenses for Putnam since August 3, 2007 were $368 million. Expenses in local currencies were up slightly but were offset by the strengthened Canadian dollar. The increase in expenses was modest in relation to sales which increased $985 million or 12% in Canada, $2.5 billion or 74% in Financial Services in the U.S. and $246 million or 4% in Europe in the same period.

Financing charges consist of interest on debentures and other borrowings, as well as distributions on preferred shares classified as liabilities. The increase in both the in quarter period and the full year period are as a result of financing related to the Putnam acquisition.

INCOME TAXES

Income taxes for the three and twelve month periods ended December 31, 2007 were $180 million and $480 million, respectively, compared to $101 million and $522 million for the same periods in 2006. Net income before income taxes were $722 million and $2,547 million for the three and twelve month periods ended December 31, 2007, compared to $586 million and $2,420 million for the same periods in 2006. The change in income tax largely reflects an increase in income received from tax preferred assets and the impact of reduced Canadian income tax rates, as announced by the Federal government, on the Company's future tax balance.

CONSOLIDATED FINANCIAL POSITION

Consolidated total assets under administration

	December 31, 2007			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 45,148	$ 23,045	$ 31,802	$ 99,995
Assets for operations held for sale	-	697	-	697
Goodwill and intangible assets	4,966	3,519	1,727	10,212
Other assets	2,529	2,439	2,516	7,484
Total assets	52,643	29,700	36,045	118,388
Segregated funds net assets	45,932	17,567	25,682	89,181
Proprietary mutual funds net assets	2,432	184,162	-	186,594
Total assets under administration	$ 101,007	$ 231,429	$ 61,727	$ 394,163

	December 31, 2006			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 43,718	$ 27,362	$ 26,017	$ 97,097
Assets for operations held for sale	-	866	-	866
Goodwill and intangible assets	4,980	221	1,762	6,963
Other assets	1,290	881	13,431	15,602
Total assets	49,988	29,330	41,210	120,528
Segregated funds net assets	44,656	18,858	26,632	90,146
Proprietary mutual funds net assets	1,907	-	-	1,907
Total assets under administration	$ 96,551	$ 48,188	$ 67,842	$ 212,581

ASSETS

Total assets under administration at December 31, 2007 were $394.2 billion, an increase of approximately $181.6 billion from December 31, 2006. General fund assets decreased by $2.1 billion and other assets under administration increased by $183.7 billion compared with December 31, 2006 due to the acquisition of Putnam. General fund assets decreased in the United States and Europe segments as a result of the strengthening of the Canadian dollar.

Lifeco's acquisition of Putnam added $184.2 billion of proprietary mutual fund net assets.

Invested assets

The Company manages its general fund assets to support the cash flow, liquidity and profitability requirements of the Company's insurance and investment products. The Company follows prudent and conservative investment policies, so that assets are not unduly exposed to concentration, credit or market risks. The Company implements strategies within the overall framework of the Company's policies, reviewing and adjusting them on an ongoing basis in light of liability cash flows and capital market conditions. The majority of investments of the general fund are in medium-term and long-term fixed-income investments, primarily bonds and mortgages, reflecting the characteristics of the Company's liabilities.

Asset distribution

	December 31, 2007			
	Canada	United States	Europe	Total
Bonds				
Government bonds	$ 6,848	$ 4,703	$ 8,954	$ 20,505
Corporate bonds	17,925	11,442	15,197	44,564
Sub-total bonds	24,773	16,145	24,151	65,069
Mortgages	11,980	1,639	2,250	15,869
Stocks	5,000	637	906	6,543
Real estate	896	130	1,521	2,547
Sub-total portfolio investments	42,649	18,551	28,828	90,028
Cash and cash equivalents	301	458	2,891	3,650
Policy loans	2,198	4,036	83	6,317
Total invested assets	$ 45,148	$ 23,045	$ 31,802	$ 99,995

	December 31, 2006			
	Canada	United States	Europe	Total
Bonds				
Government bonds	$ 7,450	$ 6,491	$ 7,862	$ 21,803
Corporate bonds	17,962	13,690	11,491	43,143
Sub-total bonds	25,412	20,181	19,353	64,946
Mortgages	11,751	1,941	1,642	15,334
Stocks	3,385	437	944	4,766
Real estate	763	149	1,304	2,216
Sub-total portfolio investments	41,311	22,708	23,243	87,262
Cash and cash equivalents	274	106	2,679	3,059
Policy loans	2,133	4,548	95	6,776
Total invested assets	$ 43,718	$ 27,362	$ 26,017	$ 97,097

Invested assets at December 31, 2007 were $100.0 billion, an increase of $2.9 billion from December 31, 2006. The distribution of assets has not changed materially and remains heavily weighted to bonds and mortgages. The increase in invested assets is primarily due to the closing of the Equitable Life transaction, in Europe, in the first quarter of 2007. Upon closing approximately $9.5 billion of invested assets were acquired. Other assets decreased by a corresponding amount, reflecting a reduction in funds held by ceding insurers. Invested assets were also impacted by the adoption of the new financial instrument accounting standards. The opening adjustments increased invested assets by $1,521 million and the changes in fair value in 2007 decreased invested assets by $1,098 million.

Bond portfolio quality (excludes $1,690 million short-term investments, $2,868 million in 2006)

	December 31, 2007		December 31, 2006	
Estimated rating				
AAA	$ 28,143	44 %	$ 28,113	45 %
AA	10,884	17	9,969	16
A	16,448	26	15,898	26
BBB	7,447	12	7,516	12
BB or lower	457	1	582	1
Total	$ 63,379	100 %	$ 62,078	100 %

Bond portfolio – The total bond portfolio was $65.1 billion or 65% of invested assets at December 31, 2007 and $65.0 billion or 67% at December 31, 2006. Federal, provincial and other government securities represented 32% of the bond portfolio compared to 34% in 2006. The overall quality of the bond portfolio remained high, with 99% of the portfolio rated investment grade and 87% rated A or higher.

Mortgage portfolio

	December 31, 2007				December 31, 2006	
Mortgage loans by type	Insured	Non-insured	Total		Total	
Single family residential	$ 931	$ 863	$ 1,794	11 %	$ 1,662	11 %
Multi-family residential	3,749	1,578	5,327	34	5,680	37
Commercial	326	8,422	8,748	55	7,992	52
Total mortgages	$ 5,006	$ 10,863	$ 15,869	100 %	$ 15,334	100 %

Mortgage portfolio – The total mortgage portfolio was $15.9 billion or 16% of invested assets at December 31, 2007 compared to $15.3 billion or 16% of invested assets at December 31, 2006. The mortgage portfolio consisted of 55% commercial loans, 34% multi-family residential loans and 11% single family residential loans. Total insured loans were $5.0 billion or 32% of the mortgage portfolio.

It is the Company's practice to acquire only high quality commercial loans meeting strict underwriting standards and diversification criteria. The Company has a well-defined risk rating system, which it uses in its underwriting and credit monitoring processes for commercial mortgages. Residential loans are originated by the Company's mortgage specialists in accordance with well-established underwriting standards and are well-diversified across each geographic region.

Equity portfolio

	December 31, 2007		December 31, 2006	
Equity portfolio by type				
Publicly traded stocks	$ 5,563	61 %	$ 4,122	59 %
Privately held equity	980	11	644	9
Real estate	2,547	28	2,216	32
Total	$ 9,090	100 %	$ 6,982	100 %

Equity portfolio – The total equity portfolio was $9.1 billion or 9% of invested assets at December 31, 2007 compared to $7.0 billion or 7% of invested assets at December 31, 2006. The equity portfolio consists of public stocks, private equity and real estate.

Non-performing loans

Asset class	December 31, 2007 Bonds	Mortgages	Foreclosed real estate	Total	December 31, 2006 Bonds	Mortgages	Foreclosed real estate	Total
Non-performing loans	$ 33	$ 9	$ -	$ 42	$ 79	$ 28	$ -	$ 107

Allowances for credit losses

	December 31, 2007 Specific provisions	Non-specific provisions	Total	December 31, 2006 Specific provisions	Non-specific provisions	Total
Bonds and mortgage loans	$ 15	$ 38	$ 53	$ 26	$ 48	$ 74

Asset quality – general fund assets – Non-investment grade bonds were $457 million or 0.7% of the bond portfolio at December 31, 2007 compared with $582 million or 0.9% of the bond portfolio at December 31, 2006. The decrease is due to proceeds received on repayments and maturities on non-investment grade bonds as well as trading of bonds that are held in the portfolio.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $42 million or 0.05% of portfolio investments at December 31, 2007 compared with $107 million or 0.12% at December 31, 2006. Total allowances for credit losses at December 31, 2007 were $53 million compared with $74 million at December 31, 2006. Additional provisions for future credit losses related to assets backing liabilities are included in actuarial liabilities and amount to $1,344 million at December 31, 2007 ($1,300 million at December 31, 2006).

The Company's allowance for credit losses decreased by $21 million to $53 million at December 31, 2007. The combination of the allowance for credit losses of $53 million together with the $1,344 million provision for future credit losses in actuarial liabilities represents 1.7% of bond, mortgage and real estate assets at December 31, 2007 (1.7% at December 31, 2006).

Goodwill and intangible assets

Goodwill and intangible assets have increased by approximately $3.2 billion from December 31, 2006 primarily as a result of the Putnam acquisition. Refer to note 6 to the financial statements for further detail.

The Company tests goodwill and indefinite life intangible assets for impairment on an annual basis by reviewing the fair value of the related businesses and the intangible assets. Goodwill and intangible assets are written down when impaired to the extent that the carrying value exceeds the estimated fair value.

Other general fund assets

Other general fund assets

	December 31 2007	2006
Funds held by ceding insurers	$ 1,512	$ 12,371
Other assets	5,972	3,231
Total other general fund assets	$ 7,484	$ 15,602

Funds held by ceding insurers decreased $10.9 billion. The decrease in funds held by ceding insurers reflects the closing of the Equitable Life transaction in the first quarter of 2007. Upon closing, $9.5 billion of invested assets were acquired. Other assets, at $6.0 billion, is made up of several items including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, prepaid amounts, and accounts receivable. The increase in other assets is primarily due to the inclusion of the estimated fair value of derivative financial instruments included in other assets for $924 million, increases in investment receivables, due from brokers on sales, increases in future tax receivable, and the inclusion of Putnam.

Segregated funds

Segregated funds net assets

	December 31		
	2007	2006	2005
Stocks	**$ 61,861**	$ 63,229	$ 52,415
Bonds	**14,798**	15,891	13,928
Mortgages	**1,949**	1,915	1,842
Real estate	**6,821**	5,941	4,180
Cash and other	**3,752**	3,170	2,793
Total	**$ 89,181**	$ 90,146	$ 75,158
Year over year growth	**-1%**	20%	9%

Segregated funds assets under management, which are measured at market values, decreased by $1.0 billion to $89.2 billion at December 31, 2007. The change resulted from net deposits of $2.7 billion and realized and unrealized investment reductions of $3.7 billion. Net market value and investment reductions of $3.7 billion were comprised of market gains of $3.0 billion and currency translation reductions of $6.7 billion due to the strengthening of the Canadian dollar.

Proprietary mutual funds

Proprietary mutual funds net assets

	December 31	
	2007	2006
Mutual funds		
Blend equity	**$ 28,578**	$ 781
Growth equity	**20,960**	400
Equity value	**30,303**	407
Fixed income	**26,392**	251
Money market	**7,531**	68
Sub-total	**113,764**	1,907
Institutional accounts		
Equity	**39,759**	-
Fixed income	**33,071**	-
Sub-total	**72,830**	-
Total proprietary mutual funds	**$ 186,594**	$ 1,907

Proprietary mutual funds under management increased by $184.7 billion primarily as a result of the Putnam acquisition, and at December 31, 2007, were comprised of Putnam $184.2 billion and Quadrus $2.4 billion.

LIABILITIES

Total liabilities

Total liabilities

	December 31	
	2007	2006
Policy liabilities	**$ 92,066**	$ 93,647
Deferred net realized gains	**179**	2,825
Other general fund liabilities	**11,388**	9,293
Total liabilities	**$ 103,633**	$ 105,765

Total liabilities have decreased from $105.8 billion at December 31, 2006 to $103.6 billion at December 31, 2007.

Policy liabilities
Policy liabilities, at $92.1 billion, decreased 2% from December 31, 2006. Actuarial liabilities are 95% of total policy liabilities.

Actuarial liabilities represent the amounts which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends, and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries.

Actuarial liabilities decreased by approximately $1.7 billion. Business growth and an initial increase of $3.9 billion as part of the transition to new financial instrument accounting standards on January 1, 2007 were more than offset by the strengthening of the Canadian dollar and a reduction due to changes in the fair value of assets backing these liabilities since January 1, 2007.

Actuarial liabilities in Canada increased $5.6 billion including the 50% recapture of a bulk reinsurance transaction which added $1.6 billion to actuarial liabilities, and was offset by a reduction to general fund liabilities in funds held under reinsurance contracts. The transition to new financial instrument accounting standards on January 1, 2007 added $3.5 billion to actuarial liabilities. These increases in actuarial liabilities were supported by increases to all asset classes.

Actuarial liabilities in the United States and Europe segments decreased $3.3 billion and $4.0 billion, respectively, due mainly to the strengthening of the Canadian dollar.

Assets supporting actuarial liabilities

	Participating	Canada	United States	Europe	Total
December 31, 2007					
Bonds	$ 12,893	$ 12,527	$ 10,163	$ 19,036	$ 54,619
Mortgage loans	5,340	5,386	1,333	1,984	14,043
Stocks	3,383	879	16	183	4,461
Real estate	225	5	-	1,326	1,556
Other	6,870	1,959	487	3,686	13,002
Total assets	$ 28,711	$ 20,756	$ 11,999	$ 26,215	$ 87,681
Total actuarial liabilities	$ 28,711	$ 20,756	$ 11,999	$ 26,215	$ 87,681
December 31, 2006					
Bonds	$ 12,928	$ 10,983	$ 12,525	$ 14,354	$ 50,790
Mortgage loans	5,019	4,661	1,497	1,449	12,626
Stocks	2,313	681	-	236	3,230
Real estate	112	7	-	1,164	1,283
Other	7,288	916	359	12,887	21,450
Total assets	$ 27,660	$ 17,248	$ 14,381	$ 30,090	$ 89,379
Total actuarial liabilities	$ 27,660	$ 17,248	$ 14,381	$ 30,090	$ 89,379

Other assets include: loans to policyholders, cash and certificates of deposit, funds held by ceding insurers, premiums in the course of collection, interest due and accrued, future income taxes, fixed assets, prepaid expenses, accounts receivable and accrued pension assets.

Asset and liability cash flows are carefully matched within reasonable limits to minimize the financial effects of a shift in interest rates. This practice has been in effect for several years and has helped shield the Company's financial position from interest rate volatility.

The decrease in other assets and the increase in bonds and mortgage loans in Europe is mainly attributable to the Equitable Life transaction.

For the participating account, additional bonds and stocks were purchased to support the $1.1 billion of growth in actuarial liabilities. These liabilities are generally long term. Other of $6.9 billion consists primarily of policy loans in the participating account.

Deferred net realized gains

Deferred net realized gains decreased $2.6 billion since December 31, 2006, mainly as a result of the elimination of net realized gains as part of the transition to new financial instrument accounting standards adopted on January 1, 2007.

Other general fund liabilities

Other general fund liabilities	December 31	
	2007	2006
Debentures and other debt instruments	$ 5,241	$ 1,980
Funds held under reinsurance contracts	164	1,822
Repurchase agreements	344	974
Other liabilities	5,639	4,517
Total other general fund liabilities	$ 11,388	$ 9,293

Total other general fund liabilities at December 31, 2007 were $11.4 billion, an increase of $2.1 billion from December 31, 2006. Other liabilities include trade payables, accruals and provisions for post-retirement benefits. The decrease in the funds held under reinsurance contracts reflects the recapture of bulk reinsurance contracts in the United States and Canada. This was offset by a corresponding increase in policy liabilities.

Debentures and other debt instruments increased by $3.3 billion. On June 21, 2007, the Company issued $1.0 billion of 5.691% Subordinated Debentures through its wholly-owned subsidiary Great-West Lifeco Finance (Delaware) LP. The subordinated debentures are due June 21, 2067 and bear an annual interest rate of 5.691% until June 21, 2017. After June 21, 2017, the subordinated debentures will bear an interest rate of the three month bankers' acceptance rate plus 1.49%. The subordinated debentures may be redeemed by the Company at the principal amount plus any accrued and unpaid interest after June 21, 2017.

Also, as part of the financing of the acquisition of Putnam, Lifeco entered into a credit agreement with a Canadian chartered bank on July 25, 2007. The credit agreement provides a one year facility, extendible at the Company's option for an additional six months, of up to $3,000 million, fundable in Canadian or U.S. dollars. On August 2, 2007, the Company drew $1,233 million and US$1,571 million against the facility. During 2007, the Company repaid US$424 million of the US$1,571 million draw. The facility provided the Company with the option to convert up to US$500 million to a five year term loan which option the Company has exercised against the U.S. drawings of the facility on October 18, 2007. The balance outstanding under this facility at December 31, 2007 was $1,873 million ($1,233 million Canadian and US$647 million).

All other liabilities increased $1.1 billion since December 31, 2006, mainly as a result of the inclusion of Putnam.

PREFERRED SHARES AND CAPITAL TRUST SECURITIES

Preferred shares other than perpetual preferred shares (which include soft-retractable and fixed/floating shares) and Capital Trust Securities and debentures are classified as liabilities.

Preferred shares

At December 31, 2007 the Company had 7,978,900 4.70% Non-Cumulative First Preferred Shares, Series D and 22,282,215 4.80% Non-Cumulative First Preferred Shares, Series E outstanding with stated values of $199 million and $557 million, respectively.

The terms and conditions of the 4.70% Non-Cumulative First Preferred Shares, Series D and 4.80% Non-Cumulative First Preferred Shares, Series E allow the holder to convert to common shares of the Company after a specified period of time. The Company, at its option, may redeem these shares before the holders are entitled to convert them to common shares of the Company. Preferred shares of this type are commonly referred to as soft-retractable and represent a form of financing with a term that is effectively fixed.

During the year, 40,400 Series D 4.80% Non-Cumulative First Preferred Shares were purchased pursuant to the Company's Normal Course Issuer Bid for a total cost of $1 million or an average of $25.77 per share. Lifeco utilized this normal course issuer bid program to reduce overall use of financial leverage represented by debt and non-perpetual preferred shares.

Capital trust securities and debentures

Great-West Life Capital Trust (GWLCT), a trust established by Great-West Life in December 2002, had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by Canada Life in February 2002, had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million. The main features of the trust units are as follows:

Great-West Life Capital Trust Securities (GREATs) – GWLCT issued $350 million of non-voting GREATs. Each holder of the GREATs is entitled to receive a semi-annual non-cumulative fixed cash distribution of $29.975 per GREATs, representing an annual yield of 5.995%, payable out of GWLCT's net distributable funds. Subsequent to December 31, 2007 and subject to regulatory approval, GWLCT may redeem the GREATs, in whole or in part, at any time.

Canada Life Capital Trust Securities (CLiCS) – CLCT issued $450 million of non-voting CLiCS consisting of $300 million of non-voting CLiCS - Series A and $150 million of non-voting CLiCS - Series B. Each holder of the CLiCS - Series A and CLiCS - Series B is entitled to receive a semi-annual non-cumulative fixed cash distribution of $33.395 and $37.645 per CLiCS, respectively, representing an annual yield of 6.679% and 7.529%, payable out of CLCT's net distributable funds. Subsequent to June 30, 2007 and subject to regulatory approval, CLCT may redeem the CLiCS, in whole or in part, at any time.

At December 31, 2007, subsidiaries of the Company held $189 million of these securities as temporary investments ($185 million at December 31, 2006).

On December 20, 2007, the Department of Finance, Canada announced proposed technical adjustments to further clarify the tax rules that apply to specified investment flow through entities. This draft legislation with the announced technical amendments appears to be broad enough to capture the distributions made to holders of GREATs and CLiCS. The Company is reviewing the draft legislation and the potential application and is still in discussion with both the Department of Finance and OSFI in this regard.

NON-CONTROLLING INTERESTS

Non-controlling interests include participating account surplus in subsidiaries and preferred shares issued by subsidiaries to third parties. Refer to note 13 to the Company's financial statements.

Non-controlling interests	December 31 2007	December 31 2006
Participating account surplus:		
Great-West Life	$ 411	$ 370
London Life	1,470	1,275
Canada Life	36	35
GWL&A	186	204
	$ 2,103	$ 1,884
Preferred shares issued by subsidiaries:		
Great-West Life Series L, 5.20% Non-Cumulative	-	52
Great-West Life Series O, 5.55% Non-Cumulative	157	157
	$ 157	$ 209
Perpetual preferred shares issued by subsidiaries:		
CLFC Series B, 6.25% Non-Cumulative	$ 145	$ 145
Acquisition related fair market value adjustment	7	9
	$ 152	$ 154
Non-controlling interests in capital stock and surplus	$ 10	$ -

On October 31, 2007, Lifeco's subsidiary, Great-West Life redeemed all 2,093,032 Non-cumulative Preferred Shares Series L for a cash redemption price of $25.00 per share.

SHARE CAPITAL AND SURPLUS

In establishing the appropriate mix of capital required to support the operations of the Company and its subsidiaries, management utilizes a variety of debt, equity and other hybrid instruments giving consideration to both the short and long-term capital needs of the Company.

Share capital outstanding at December 31, 2007 was $5,808 million, which was comprised of $1,099 million perpetual preferred shares and $4,709 million common shares.

At December 31, 2007, the Company had 893,761,639 common shares outstanding with a stated value of $4,709 million compared to 891,151,789 common shares with a stated value of $4,676 million at December 31, 2006.

At December 31, 2007, the Company had four series of perpetual preferred shares outstanding with an aggregate stated value of $1,099 million.

The terms and conditions of the $199 million, 5.90% Non-Cumulative First Preferred Shares, Series F, the $300 million, 5.20% Non-Cumulative First Preferred Shares, Series G, the $300 million, 4.85% Non-Cumulative First Preferred Shares, Series H and the $300 million, 4.50% Non-Cumulative First Preferred Shares, Series I do not allow the holder to convert to common shares of the Company or otherwise cause the Company to redeem the shares. Preferred shares of this type are commonly referred to as perpetual and represent a form of financing that does not have a fixed term. The Company, at its option, may redeem the Series F shares on or after September 30, 2008, the Series G shares on or after December 31, 2009, the Series H shares on or after September 30, 2010, and the Series I shares on or after June 30, 2011. The Company regards the Series F shares, the Series G shares, the Series H shares and the Series I shares as comprising part of its core or permanent capital. As such, the Company only intends to redeem the Series F shares, the Series G shares, the Series H shares, or the Series I shares with proceeds raised from new capital instruments issued during the life of the Series F shares, the Series G shares, the Series H shares, or the Series I shares, where the new capital instruments represent equal or greater equity benefit.

2007 activity
During the twelve months ended December 31, 2007, no common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bid. Under the Company's Stock Option Plan, 2,609,850 shares were issued for a total value of $32 million or $11.74 per share.

In November, the Company announced a normal course issuer bid for its common shares commencing December 1, 2007 and ending November 30, 2008. During the course of this bid, the Company may purchase up to but not more than 6,000,000 common shares for cancellation.

During the twelve months ended December 31, 2007, the Company paid dividends of $1.060 per common share for a total of $946 million and perpetual preferred share dividends of $55 million.

As a result of adopting the new Financial Instrument accounting standards on January 1, 2007, total surplus was reduced by $111 million including: a decrease in accumulated surplus of $368 million, comprised of deferred realized losses written off and the impact of fair value changes on actuarial liabilities and an increase of $257 million to Accumulated Other Comprehensive Income (AOCI), representing unrealized portfolio gains on assets backing surplus.

Unrealized foreign exchange losses on translation of foreign operations reduced surplus by $1,210 million since December 31, 2006.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

LIQUIDITY
Liquidity for the Company has remained strong, as evidenced by significant amounts of short-term investments, cash and cash equivalents, and marketable securities (including investment grade bonds) that totalled $62.2 billion as of December 31, 2007. As at December 31, 2007, 80% of the bond portfolio consisted of government bonds and publicly traded corporate bonds, thereby providing significant liquidity to the Company's overall investment portfolio.

Funds provided by premiums and fees, investment income and maturities of investment assets are reasonably predictable and normally exceed liquidity requirements for payment of claims, benefits, and expenses. However, since the timing of available funds cannot always be matched precisely to commitments, imbalances may arise when demands for funds exceed those on hand. Also, a demand for funds may arise as a result of the Company taking advantage of current investment opportunities. The sources of the funds that may be required in such situations include the issuance of commercial paper and debentures and equity securities.

Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access the capital markets for funds. The Company maintains a $200 million committed line of credit with a Canadian chartered bank.

Liquid assets

December 31	2007	2006	
	Carrying value	Carrying value	Market value
Cash and cash equivalents	**$ 3,645**	$ 3,009	$ 3,009
Marketable securities			
Government bonds	**19,010**	19,748	20,400
Corporate bonds	**33,312**	32,350	32,876
Common/Preferred shares	**5,345**	4,116	4,924
Residential mortgages (insured)	**928**	851	851
Total	**$ 62,240**	$ 60,074	$ 62,060

Cashable liability characteristics

	December 31	
	2007	2006
Surrenderable insurance and annuity liabilities		
At market value	**$ 11,208**	$ 12,309
At book value	**27,289**	27,618
Total	**$ 38,497**	$ 39,927

The majority of the liquid assets are comprised of fixed income securities whose value is inversely related to interest rates. Consequently, a significant rise in prevailing interest rates would result in a decrease in the value of this pool of liquid assets. As well, a high interest rate environment may prompt holders of certain types of policies to terminate their policies, thereby placing demands on the Company's liquidity position.

The carrying value of the Company's liquid assets is approximately $62.2 billion or 1.6 times the Company's total surrenderable insurance and annuity liabilities. The Company believes that it holds a sufficient amount of liquid assets to meet unanticipated cash flow requirements prior to their maturity.

On July 3, 2007, a new twenty year term Letter of Credit (LOC) facility was established with capacity of US$1.3 billion to support growth of the U.S. life reinsurance business. The facility replaces an existing long-term LOC facility that was written in 2005 and provides additional capacity for the life reinsurance business written in 2005 and 2006. The amount issued under the new facility was US$773 million at December 31, 2007, and was subsequently increased to US$802 million in February, 2008.

Also in 2007, a new five year US$325 million revolving Letter of Credit facility was established with a Canadian chartered bank to support the reinsurance by Canada Life U.S. Branch of the U.S. life and annuity business that it recaptured from GWL&A in 2007. At December 31, 2007, the amount of letters issued under this facility was US$259 million, and was subsequently increased to US$301 million in February, 2008.

CASH FLOWS

Cash flows	For the three months ended December 31		For the twelve months ended December 31	
	2007	2006	**2007**	2006
Cash flows relating to the following activities:				
Operations	**$ 1,302**	$ 717	**$ 3,731**	$ 3,812
Financing	**(302)**	(220)	**2,422**	(565)
Investment	**239**	(890)	**(5,201)**	(3,405)
	1,239	(393)	**952**	(158)
Effects of changes in exchange rates on cash and cash equivalents	**(62)**	209	**(359)**	280
Increase in cash and cash equivalents	**1,177**	(184)	**593**	122
Cash and cash equivalents from continuing and discontinued operations, beginning of period	**2,488**	3,249	**3,083**	2,961
Cash and cash equivalents from discontinued operations, end of period	**(15)**	(6)	**(26)**	(24)
Cash and cash equivalents from continuing operations, end of period	**$ 3,650**	$ 3,059	**$ 3,650**	$ 3,059

The principal source of funds for the Company is cash provided by operating activities, including premium income, net investment income and fee income. These funds are used primarily to pay policy benefits, policyholder dividends and claims, as well as operating expenses and commissions. Cash flows generated by operations are mainly invested to support future liability cash requirements. Financing activities include the issuance and repayment of capital instruments, and associated dividends and interest payments.

Cash and cash equivalents were $3,650 million at December 31, 2007, up $1,177 million in the quarter and up $593 million from December 31, 2006.

Investment activities for twelve month period in 2007 include a decrease in cash of $5,201 million of which $4,155 million was related to the acquisition of Putnam and $1,046 million was used to purchase additional investment assets. The Putnam acquisition was partially financed through the issue of $1.0 billion of 5.691% subordinated debentures issued through the Company's wholly owned company Great-West Lifeco Finance (Delaware) LP in the second quarter of 2007 and a net drawdown of $2,454 million on a $3.0 billion credit facility with a Canadian chartered bank in the third quarter of 2007 (see note 10(b) to the Company's financial statements). In addition to the above two financing transactions, the Company used $1,002 million of cash for dividend payments.

The effects of changes in exchange rates on cash and cash equivalents in 2007 was due to the strengthening of the Canadian dollar against the British pound, euro and the United States dollar which decreased reported cash and cash equivalents by $62 million in the quarter and $359 million year-to-date.

COMMITMENTS/CONTRACTUAL OBLIGATIONS

Commitments/contractual obligations
At December 31, 2007

	Payments due by period						
	Total	**1 year**	**2 years**	**3 years**	**4 years**	**5 years**	**over 5 years**
1) Long-term debt	$ 3,270	$ 1	$ 1	$ 1	$ 1	$ 496	$ 2,770
2) Operating leases							
- office	482	93	87	64	48	36	154
- equipment	18	7	6	2	2	1	-
3) Purchase obligations	213	63	45	42	31	22	10
4) Credit-related arrangements							
(a) Contractual commitments	516	516	-	-	-	-	-
(b) Letters of credit	SEE NOTE4(b) BELOW						
Total contractual obligations	$ 4,499	$ 680	$ 139	$ 109	$ 82	$ 555	$ 2,934

1) Long-term debt includes long-term financing used in the ongoing operations and capitalization of the Company.

2) Operating leases include office space and certain equipment used in the normal course of business. Lease payments are charged to operations over the period of use.

3) Purchase obligations are commitments to acquire goods and services, essentially related to information services.

4) (a) Contractual commitments are essentially commitments of investment transactions made in the normal course of operations in accordance with policies and guidelines that are to be disbursed upon fulfillment of certain contract conditions.

(b) Letters of credit (LOCs) are written commitments provided by a bank. The total amount of LOCs issued are $2,144 million. Total LOC facilities are $2,801 million.

The Reinsurance operation is from time to time an applicant for letters of credit provided mainly as collateral under certain reinsurance contracts for on-balance sheet policy liabilities. The Company through certain of its subsidiaries has provided LOCs as follows:

To external parties
In order for the non-U.S. licensed operating subsidiaries within LRG to conduct reinsurance business in the U.S., they must provide collateral to the U.S. insurance and reinsurance companies to whom reinsurance is provided in order for these companies to receive statutory credit for reserves ceded to LRG. To satisfy this collateral requirement, LRG, as applicant, has provided LOCs issued by a syndicate of financial institutions under an agreement arranged in 2005 for a five year term expiring November 15, 2010. The aggregate amount of this LOC facility is US$650 million, and the amount issued at December 31, 2007 was US$591 million, including US$185 million issued by LRG subsidiaries to London Life or other LRG subsidiaries, as described below.

To internal parties
GWL&A Financial Inc. as applicant has provided LOCs in respect of the following:

- US$773 million issued to the U.S. branch of Canada Life as beneficiary, to allow it to receive statutory capital credit for reserves ceded to Great-West Life & Annuity Insurance Company of South Carolina. These are provided under a US$1.3 billion agreement with a twenty year term with a third party financial institution. (increased to US$802 million in February, 2008)
- US$70 million issued to Great-West Life & Annuity Insurance Company of South Carolina as beneficiary, to allow it to receive statutory capital credit in respect thereof.

Canada Life as applicant has provided LOCs relating to business activities conducted within the Canada Life group of companies in respect of the following:

- US$459 million issued to its U.S. branch as beneficiary, to allow Canada Life to receive statutory capital credit for life reinsurance liabilities ceded to Canada Life International Re Limited. (increased to US$501 million in February, 2008)
- £117 million issued to Canada Life Ireland Holdings Limited (CLIHL) as beneficiary, to allow CLIHL to receive statutory capital credit in the United Kingdom for a loan made to The Canada Life Group (UK) Limited.
- US$14 million issued to a U.S. regulator as beneficiary on behalf of its U.S. branch, to receive statutory capital credit for certain reinsurance liabilities ceded to third party non-U.S. licensed reinsurers.

As well, certain LRG subsidiaries as applicants have provided LOCs totaling US$185 million to London Life or other LRG subsidiaries, as beneficiaries to allow them to receive statutory capital credit for reserves ceded to the other subsidiaries.

CAPITAL MANAGEMENT AND ADEQUACY

At the holding company level, the Company monitors the amount of consolidated capital available, and the amounts deployed in its various operating subsidiaries. The amount of capital deployed in any particular company or country is dependent upon local regulatory requirements as well as the Company's internal assessment of capital requirements in the context of its operational risks and requirements, and strategic plans.

The Company's practice is to maintain the capitalization of its regulated operating subsidiaries at a level that will exceed the relevant minimum regulatory capital requirements in the jurisdictions in which they operate.

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West Life's MCCSR ratio at December 31, 2007 was 205% (213% at the end of 2006). London Life's MCCSR ratio at December 31, 2007 was 234% (253% at the end of 2006). Canada Life's MCCSR ratio at December 31, 2007 was 226% (242% at the end of 2006).

In the United States, GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners (NAIC) has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. GWL&A has estimated the risk-based capital (RBC) ratio to be 586% at December 31, 2007 (482% at the end of 2006), well in excess of that required by NAIC.

The MCCSR position of Great-West Life and the RBC ratio of GWL&A are negatively affected by the existence of a significant amount of goodwill and intangible assets, which, subject to a prescribed inclusion for a portion of intangible assets in Canada for MCCSR, are deducted in the calculation of available regulatory capital.

The capitalization of the Company and its operating subsidiaries will also take into account the views expressed by the various credit rating agencies that provide financial strength and other ratings to the Company.

The Company has also established policies and procedures designed to identify, measure and report all material risks. Management is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The Board of Directors reviews and approves all capital transactions undertaken by management pursuant to the annual capital plan. The capital plan is designed to ensure that the Company maintains adequate capital, taking into account the Company's strategy and business plans.

RATINGS

The Company and its major operating subsidiaries continue to hold very strong ratings.

On February 1, 2007, concurrent with Lifeco's announcement regarding the acquisition of Putnam, ratings provided by Standard & Poor's Ratings Services, Moody's Investor Services and Fitch Ratings were reaffirmed with a stable outlook. Dominion Bond Rating Service placed the ratings of the Company "under review with developing implications". As well, A.M. Best Company Inc. placed the ratings of the Company "under review with negative implications". On June 22, 2007 A.M. Best affirmed the ratings of the Company and its subsidiaries, removed the ratings from under review with negative implications and assigned a stable outlook.

Rating agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	AA (low) (1)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Ratings Services	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				AA-	

(1) Under review with developing implications.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Financial and other instruments held by the Company include portfolio investments, various derivative financial instruments, and debentures and other debt instruments.

Portfolio investments consist of bonds, stocks, mortgage loans and real estate. Derivatives include Interest Rate Contracts (futures - long, futures - short, swaps, written options, purchased options), Foreign Exchange Contracts (forward contracts, cross currency swaps) and other derivative contracts (equity contracts, credit default swaps).

Debentures and other debt instruments consist of short and long term financings due between one and fifty-nine years.

Market values for publicly traded bonds are determined using quoted market prices. Market values for bonds where there is no active market and for mortgages are determined by discounting expected future cash flows related to the bond or mortgage at market interest rates. Market values for stocks for which there is no active market are determined by discounting expected future cash flows based on expected dividends and where future cash flows can not be estimated, market value is estimated to be equal to cost. Market values for all real estate properties are determined annually based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

Cash flows of assets supporting actuarial liabilities are matched within reasonable limits. Changes in the fair value of these assets are essentially offset by changes in the fair value of actuarial liabilities. Changes in the fair value of assets backing capital and surplus, less related income taxes, would result in a corresponding change in surplus over time, in accordance with investment policies. Refer to the "Risk Management and Control Practices" section of this report for a description of the risks and the management of risks associated with financial instruments associated with actuarial liabilities.

Risk Management and Control Practices

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. These risks, and the control practices used to manage the risks, may be broadly grouped into four categories:

1. Insurance Risks
2. Investment or Market Risks
3. Operational Risks
4. Other Risks

The risk categories above have been ranked in accordance with the extent to which they would be expected to impact the business on an ongoing basis and, accordingly, would require more active management. It must be noted, however, that items included in the third or fourth categories, such as legal, regulatory or reputational risks, may still represent serious risks notwithstanding the expectation that they may be less likely to be realized.

Insurance Risks - General

By their nature, insurance products involve commitments by the insurer to provide financial obligations and insurance coverage for extended periods of time. In order to provide insurance protection profitably, the insurer must design and price products to ensure that the premiums received, and the investment income earned on those premiums, will be sufficient to pay future claims and expenses associated with the product. This requires the insurer, in pricing products and establishing policy liabilities, to make assumptions regarding expected levels of income and expense. Although pricing on some products is guaranteed throughout the life of the contract, policy liability valuation requires regular updating of assumptions to reflect emerging experience. Ultimate profitability will depend upon how closely actual experience tracks to expected experience.

The following table identifies the key overarching insurance risks, and risk management techniques used by the Company.

Risk	Management of Risk
Claims (mortality and morbidity) • Many products provide benefits in the event of death or disabling conditions or provide for medical or dental costs.	• Research and analysis is continuously ongoing to provide the basis for pricing and valuation assumptions which properly reflect the insurance and reinsurance markets where the Company is active. • Underwriting policies control the selection of risks insured for consistency with claims expectations. • Underwriting limits control the amount of risk exposure insured in the property and casualty reinsurance operations.
Longevity (payout annuities) • The longevity of the annuitants improves faster or further than the Company's assumptions.	• Business is priced using prudent mortality assumptions which take into account recent Company and industry experience and the latest research on expected future trends in annuitant mortality.
Lapsation • Products are priced and valued to reflect the expected duration of contracts. Lapsation is an important assumption for expense recovery to the extent that higher costs are incurred in early contract years, and for certain long-term level premium products where costs increase by age and pricing assumes that some policyholders will discontinue their coverage.	• Annual research studies support pricing and valuation assumptions for this risk.

Risk	Management of Risk
Investment yield • Products are priced and valued based on the investment returns available on the assets that support the policy liabilities.	• Regular and ongoing communication between pricing, valuation and investment management.
• Investments are made in accordance with investment policies that have been approved by the Directors of the respective principal subsidiary. These policies provide guidance on the mix of assets allowable for each product segment. Yield rates are derived from the actual mix of assets put in place. Products with long term cash flows and pricing guarantees carry more risk.	• Both pricing and valuation manage this risk by requiring higher margins where there is less yield certainty. • The pricing and valuation of death benefit, maturity value and income guarantees associated with variable contracts employs stochastic modeling of future investment returns.
Reinsurance • Products with mortality and morbidity risks have specific limits on Company retention approved by the Boards of Directors on the recommendation of the Actuary. These limits are reviewed and updated from time to time. Risk underwritten in excess of these approved levels is ceded, or reinsured, by the Company to third party reinsurers.	• Companies providing reinsurance to the Company are reviewed for financial soundness as part of the ongoing monitoring process.

Insurance Risks – Specific Businesses

Insurance risks are specific to the particular businesses carried on by the Company and the types of products offered through those businesses.

Canada

Risk	Management of Risk
Individual Life • Mortality, which has an impact both on claims paid during the year and on the reserves that must be established to fund future claims. Life insurance contracts are long term in nature and mortality risk needs to be provided for over several decades since most claims emerge many years after issue.	• Underwriting practices have been developed to support the long-term sustainability of the business. Additionally, the reserves established to fund future claims include a provision for adverse deviation, set in accordance with professional guidelines. This margin is necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes.
• A current industry risk involves the pricing of the level cost of insurance option within universal life products. Pricing of this option, guaranteed for the life of the policy, requires a guaranteed interest rate and lapse assumption extending over a long period. A small adverse change in actual long-term lapses or investment returns can lead to significant insufficiency in premiums.	• Management continues to prudently manage this pricing risk. These pricing assumptions are reviewed regularly and are updated for future new issues as necessary. The ALM strategies for these long-term guarantees are designed to help mitigate the risks associated with declining investment returns.
• Poor returns from equities backing a portion of the non-adjustable life insurance policy liabilities. Short-term volatility in these returns is also a risk.	• The Investment Policy sets out limits for equity investments. For those used to support non-adjustable policies, the time horizon for such investments is very long term and the policy elements backed by these equities pose little or no liquidity risk. The allowable level of equities has been determined after carefully evaluating tolerance for short-term volatility.
Living Benefits • Morbidity is the incidence and duration of disability insurance claims and the incidence of critical conditions for critical illness insurance. Disability experience is highly cyclical.	• The Company manages these risks through product design, experience trend analysis, its underwriting and claims adjudication practices, in addition to its reserve and pricing reviews.

Risk	Management of Risk
Retirement & Investment Services Investment Fund Business • The Company's investment fund business is fee-based, with revenue and profitability based on the market value of investment fund assets under management. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Accordingly, fee income derived in connection with the management of investment funds is sensitive to prevailing market conditions. Movements in market levels will produce variability in the level of fee income derived from this type of business.	• Through its wide range of funds, the Company limits its risk exposure to any particular market. • The Company encourages its clients to follow a long-term asset allocation approach to reduce the variability of returns and the frequency of fund switching. As a result of this approach, a significant proportion of individual segregated fund assets are in holdings of either a diversified group of funds or "fund of funds" investment profiles, which are designed to improve the likelihood of achieving optimal returns within a given level of risk.
• A significant decline in market values could increase the cost to the Company associated with segregated fund death benefit and maturity value guarantees.	• Prudent product design, effective marketing, asset allocation within client portfolios and our broad distribution within Canada, all contribute to a significantly diverse profile of in force segregated funds, issued steadily over many years, which helps to mitigate exposure to guarantees related to segregated funds. • A significant proportion of premiums are received through employer-sponsored, payroll deduction plans, therefore contributions and withdrawals from this business are less affected by volatile market conditions.
Payout Annuities • The longevity of the annuitants improves faster or further than the Company's assumptions.	• Business is priced using prudent mortality assumptions which take into account recent Company and industry experience and the latest research on expected future trends in annuity mortality.
• There is asset default risk associated with corporate bonds, mortgages and property supporting these liabilities.	• Refer to Credit risk in Investment or Market Risks section.
Group Insurance • The Company's ability to predict claims experience for the following year.	• Most risks are mitigated by the fact that most contract rate levels can be adjusted on a yearly basis.
• For health care products, inflation and utilization will influence the level of claim costs. While inflationary trends are relatively easy to predict, claims utilization is less predictable. The impact of aging, which plays a role in utilization, is well documented. However, the introduction of new services, such as breakthrough drug therapies, has the potential to substantially escalate benefit plan costs.	• The Company manages the impact of these and similar factors through plan designs that limit new costs and through pricing that takes demographic and other trend factors into account.
• For disability products, a number of factors, including aging and industry characteristics, play a role in future claim patterns.	• The risks emerging from these factors are managed through pricing and plan designs that emphasize prevention, early intervention and return to work programs.
• For life products, exposure to a multiple death scenario, due to concentration of risk in employment locations.	• Monitoring of risk concentrations for new business and renewals, as well as plan design features and medical underwriting that limit the amount of insurance on any one life.

UNITED STATES

Financial Services

Risk	Management of Risk
Retirement Services • The Company's investment fund business is fee-based, with revenue and profitability based on the market value of investment fund assets under management. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Accordingly, fee income derived in connection with the management of investment funds is sensitive to prevailing market conditions. Movements in market levels will produce variability in the level of fee income derived from this type of business.	• Through its wide range of funds, the Company limits its risk exposure to any particular market. The Company encourages its clients to follow a long-term asset allocation approach to reduce the variability of returns and the frequency of fund switching. As a result of this approach, a significant proportion of individual segregated fund assets are in holdings of either a diversified group of funds or "fund of funds" investment profiles, which are designed to improve the likelihood of achieving optimal returns within a given level of risk.
• Mismatches between asset and liability cash flows could reduce profit margins in unfavorable interest rate environments.	• Margins on non-repriceable products are protected through matching of assets and liabilities within reasonable limits. Margins on repriceable products are protected through frequent monitoring of asset and liability positions. The valuation of these products employs stochastic modeling of future interest rates.
• Increases in operating expenses could reduce profit margins.	• Expense management programs are constantly monitored to control unit costs.
• A significant decline in market values could increase the cost to the Company associated with variable fund death benefit guarantees.	• The Company limits variable fund guarantees to death benefits, and even then only on products sold in certain markets. The valuation of these products employs stochastic modeling of future investment returns.
Individual Life • The lines of life insurance sold through traditional distribution systems are no longer actively marketed. Increases in termination rates on this business could reduce profits.	• Various programs have been introduced emphasizing retention of the business.
• In the large case business-owned life insurance (BOLI) business, increased surrenders in the general account product line could reduce profits.	• The Company is protected by the policyholder income tax consequences of surrendering the policy and through contract provisions which restrict the availability of funds for withdrawal.
• Mismatches between the asset and liability cash flows could reduce profit margins in unfavorable interest rate environments.	• Margins are protected through frequent monitoring of asset and liability positions. The valuation of this product employs stochastic modeling of future interest rates.
• The Individual Life line includes whole life policies with guaranteed cash values and universal life policies with guaranteed minimum interest credited rates. Prolonged periods of low interest rates could reduce profit margins.	• The Company actively monitors the impact of these "interest rate floors" through cash flow testing and has established additional reserve liabilities as appropriate. Ongoing General Account BOLI sales use a product design with lower interest rate guarantees.
• Increased mortality among policyholders could reduce profit margins.	• The Company actively monitors the emerging mortality of the policyholders. Pricing expectations using emerging experience for new sales. For universal life policies, cost of insurance charges could be increased to contractual maximums if required.
• Increases in operating expenses could reduce profit margins.	• Expense management programs are constantly monitored to control unit costs.

Asset Management

Risk	Management of Risk
Assets Under Management • Putnam's investment advisory and service fees, the largest component of its revenues, are generally calculated as a percentage of the value of its assets under management and vary with the type of account managed. Accordingly, fee income generally increases or decreases in direct relationship with changes in assets under management and is affected by market appreciation or depreciation, inflow of new client assets (including purchases of mutual fund shares), and outflow of client assets (including redemption of mutual fund shares). Any decrease in the value or amount of Putnam's assets under management will cause a decline in its revenues and operating results. Factors that could cause Putnam's assets under management and revenues to decline include declines in equity markets, changes in fixed-income markets, changes in interest rates and defaults, redemptions and other withdrawals, political and other economic risks, changing investment trends, relative investment performance and recent economic developments.	• The investment process used by Putnam in managing its assets is based upon both fundamental and quantitative research. Fundamental research includes valuation analysis, economic, political, industry and company research, company visits, and the utilization of such sources as company public records and activities, management interviews, company-prepared information, and other publicly available information, as well as analyses of suppliers, customers and competitors. Quantitative analysis includes the analysis of past trends and the use of sophisticated financial modeling to gauge how particular securities may perform. Putnam also incorporates a risk-management capability that analyzes securities across all the Putnam Funds and other portfolios to identify areas of over-concentration and potential risks.
Termination, non-renewal or reduction in fees • Putnam derives substantially all of its revenue and net income from investment advisory agreements and service agreements with mutual funds and from other investment products. The termination of, or failure to renew, one or more of these agreements or the reduction of the fee rates applicable to such agreements, could have a material adverse effect on Putnam's revenues and profits.	• Using its investment processes, Putnam seeks to achieve consistent, dependable and superior performance for all client portfolios. Putnam devotes substantial resources to the investment management process including 14 chief investment officers, 72 portfolio managers, and 83 analysts as of December 31, 2007. Putnam's assets under management are spread across a wide range of investment objectives, which creates diversity in the product lines, including 103 mutual funds and approximately 300 institutional mandates as of December 31, 2007.
Dependence on the Putnam Funds • A significant portion of revenue and assets under management are derived from agreements with the Putnam Funds. All contracts with Putnam's affiliates are terminable by the Board of Trustees of the Putnam Funds (the "Trustees") with not more than 60 days' notice without cause and management and distribution fees must be approved annually. The failure of the Trustees to renew such agreements would have a substantial adverse effect on Putnam.	• Putnam's exposure to the Putnam Funds is spread across 103 individual funds. Putnam devotes considerable resources to maintaining a strong relationship with the Trustees under the relevant agreements. Putnam representatives meet with the various committees and full Board of Trustees eleven times each year to fulfill legal reporting requirements, keep the Trustees apprised of Putnam business developments, renegotiate contracts and/or address any issues the Trustees may have.

Risk	Management of Risk
Product Distribution • Putnam's ability to market its investment products is significantly dependent on its access to a client base of corporate and public employee pension funds, defined contribution plan administrators, endowment funds, domestic and foreign institutions and governments, insurance companies, securities firms, brokers, banks, and other intermediaries. These intermediaries generally offer their clients investment products in addition to, and in competition with, Putnam's products, and are not obligated to continue working with Putnam. In addition, certain institutional investors rely on consultants to advise them on the choice of investment adviser and consultants may not always consider Putnam. The loss of access to any of these distribution channels, or the failure to maintain effective relationships with intermediaries, could have a significant impact on Putnam's ability to generate asset inflows and could lead to increased asset outflows.	• Putnam products are distributed through numerous unaffiliated broker-dealers, financial planners and other financial institutions. Putnam's broad network of distribution relationships includes more than 150,000 advisors in over 2,000 firms, including some of the largest brokerage firms in the world. In addition, Putnam has several strategic alliances with investment management firms internationally and is expanding their global distribution capabilities. Putnam relies on its extensive global distribution group to market the Putnam Funds and other investment products across all major retail, institutional and retirement plan distribution channels.
Retention of key personnel • Putnam's investment management business is highly dependent on its ability to attract, retain and motivate highly skilled, and often highly specialized, personnel including portfolio managers, research analysts, financial advisors, traders, sales and management personnel and executive officers. The market for these professionals is extremely competitive and is increasingly characterized by the frequent movement of portfolio managers, analysts and salespersons among different firms. The loss of the services of key personnel or Putnam's failure to attract replacement or additional qualified personnel could negatively affect Putnam's financial performance. Failure to offer or maintain competitive compensation packages may result in increased levels of turnover among these professionals. Any increase in compensation paid by Putnam in order to attract or retain key personnel could result in a decrease in its net income. Departures of key portfolio managers and salespersons could lead to the loss of clients, which could have an adverse effect on Putnam's results of operations and financial condition.	• Putnam uses external consultants to obtain benchmark compensation data and works closely with the Board of Directors to develop competitive compensation packages for key investment and other personnel.

EUROPE

Risk	Management of Risk
Individual Insurance • Mortality, which has an impact both on claims paid during the year and on the reserves that must be established to fund future claims.	• Primarily through effective underwriting practices developed to support the long-term sustainability of the business. • Additionally, the reserves established to fund future claims include a provision for adverse deviation, set in accordance with professional guidelines. This margin is necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes.

Risk	Management of Risk
Group Insurance • Ability to predict mortality and morbidity claims experience for the following year.	• Through biannual repricing, claims experience monitoring, underwriting and controls over open disability claims.
• Exposure to a multiple death scenario, due to concentration of risk in employment locations.	• Imposing single event limits on schemes, and declining to quote in localized areas where the aggregate risk is deemed excessive.
Payout Annuities • The longevity of the annuitants improves faster or further than the Company's assumptions.	• Business is priced using prudent mortality assumptions which take into account recent Company and industry experience and the latest research on expected future trends in annuitant mortality.
• There is asset default risk associated with corporate bonds, mortgages and property supporting these liabilities.	• Refer to Credit risk in Investment or Market Risks section.
Wealth Management • The Company's investment fund business is fee-based, with revenue and profitability based on the market value of investment fund assets under management. The Company earns fees based upon premium levels and asset levels. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions.	• Through its wide range of funds, the Company limits its risk exposure to any particular market.
Reinsurance • The reinsurance business encompasses a wide variety of risks. The most significant insurance risks include: • Natural catastrophic events that result in property damage; • Mortality risk relating to the Company's individual life reinsurance business; • The level of interest rates and investment fund performance in connection with the Company's annuity business. Also refer to the Reputational risk discussion in the "Other Risks" section.	• Diversification of products by underlying insurance type and geography continues to be a major risk mitigation tool. • As retrocessionaire for property catastrophe risk, the Company generally participates at significantly higher event loss exposures than primary carriers and reinsurers. Generally, an event of significant size must occur prior to the Company incurring a claim. The Company has underwriting guidelines which limits the maximum exposure for catastrophe events. • The Company monitors cedant companies' claims experience on an ongoing basis.

INVESTMENT OR MARKET RISKS

The Company acquires and manages asset portfolios to produce risk-adjusted returns in support of policyholder obligations and corporate profitability. The Boards of Directors or the Executive Committees and the Investment Committees of the Boards of Directors of Lifeco's principal subsidiaries annually approve Investment and Lending Policies, as well as Investment Procedures and Guidelines. A comprehensive report on compliance with these policies and guidelines is presented to the Boards of Directors or Investment Committees annually, and the Internal Audit department conducts an independent review of compliance with investment policies, procedures and guidelines on a periodic basis.

For the twelve months ended December 31, 2007, including discontinued operations, C$1,180 million or 57% of the $1,853 million total net income attributable to shareholders was denominated in foreign currencies. At December 31, 2007 approximately C$66 billion or 56% of C$118.4 billion of total general fund assets were denominated in foreign currencies.

The significant investment or market risks associated with the business are outlined below.

Risk	Management of Risk

Interest rate risk
• Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change causing a difference in value between the asset and liability.
	• The Company utilizes a formal process for managing the matching of assets and liabilities. This involves grouping general fund assets and liabilities into segments. Assets in each segment are managed in relation to the liabilities in the segment.
	• Interest rate risk is managed by investing in assets that are suitable for the products sold.
	  • For products with fixed and highly predictable benefit payments, investments are made in fixed income assets that closely match the liability product cash flows. Protection against interest rate change is achieved as any change in the fair market value of the assets will be offset by a similar change in the fair market value of the liabilities.
	  • For products with uncertain timing of benefit payments, investments are made in fixed income assets with cash flows of shorter duration than the anticipated timing of the benefit payments.
	• The risks associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Equity market risk • Given the volatility in equity market values, income in any year may be adversely affected by decreases in market values, notwithstanding the Company's long term expectation of investment returns appropriate for this asset class.	• The Company's investment policy guidelines provide for prudent investment in equity markets within clearly defined limits.
Credit risk • The risk of loss if debtors, counterparties or intermediaries are unable or unwilling to fulfill their financial obligations.	• It is Company policy to acquire only investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company. • Guidelines specify minimum and maximum limits for each asset class. Credit ratings for bonds are determined by recognized external credit rating agencies and/or internal credit review. • These portfolios are monitored continuously and reviewed regularly with the Boards of Directors or the Investment Committees of the Boards of Directors. • Derivative counterparty credit risk is evaluated quarterly on a current exposure method, using practices that are at least as conservative as those recommended by regulators.
Liquidity risk (operating) • The risk of loss if insufficient funds are available to meet anticipated operating commitments and unexpected cash demands.	• The Company closely manages operating liquidity through cash flow matching of assets and liabilities, and at December 31, 2007 had approximately $62.2 billion in marketable securities.

Risk	Management of Risk
Liquidity risk (letters of credit) • In the normal course of its Reinsurance business, the Company provides Letters of Credit (LOC) to other parties, or beneficiaries. A beneficiary will typically hold an LOC as collateral in order to secure statutory credit for reserves ceded to or amounts due from the Company. An LOC may be drawn upon demand. If an amount is drawn on an LOC by a beneficiary, the bank issuing the LOC will make a payment to the beneficiary for the amount drawn, and the Company will become obligated to repay this amount to the bank.	• Management monitors its use of LOCs on a regular basis, and assesses the ongoing availability of these and alternative forms of operating credit.
Liquidity risk (holding company structure) • As a holding company, the Company's ability to pay interest, dividends and operating expenses and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries. • The payment of interest and dividends by the principal subsidiaries is subject to restrictions set forth in relevant insurance and corporate laws and regulations which require that solvency and capital standards be maintained by Great-West Life, London Life, CLFC, Canada Life and GWL&A.	• Management closely monitors the solvency and capital positions of its principal subsidiaries opposite liquidity requirements at the holding company. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access capital markets for funds. The Company maintains a $200 million committed line of credit with a Canadian chartered bank.
Translation risk • The Company operates in different currencies. Non-Canadian currency earnings are translated for reporting purposes into Canadian dollars. Translation risk occurs as a result of converting these earnings at different points in time at different foreign exchange levels.	• Management, from time to time, utilizes forward foreign currency contracts to mitigate the volatility arising from the movement of rates as they impact the translation of operating results denominated in foreign currency. • The Company uses non-GAAP financial measures such as constant currency calculations to assist in communicating the effect of currency translation fluctuation.
Foreign exchange risk (asset/liability) • The risk of loss from adverse changes in foreign currency exchange rates.	• Investments are normally made in the same currency as the liabilities supported by those investments. • Foreign currency assets acquired to back liabilities are generally converted back to the currency of the liability using foreign exchange contracts.

Risk	Management of Risk
Derivative instruments • The risk of loss if counterparties are unable or unwilling to fulfill their financial obligations or if derivatives are used for inappropriate purposes. • May include interest rate, foreign exchange and equity swaps, options, futures and forward contracts. • There were no major changes to the Corporation's and its subsidiaries' policies and procedures with respect to the use of derivative instruments in 2007. During the twelve month period ended December 31, 2007, the outstanding notional amount of derivative contracts increased by $2,012 million. The exposure to credit risk, which is limited to the current fair value of those instruments which are in a gain position, increased to $973 million at December 31, 2007 from $623 million at December 31, 2006. For an overview of the use of derivative financial instruments, refer to the note 21 to the 2007 Consolidated Financial Statements.	• Used only to hedge imbalances in asset and liability positions or as substitutes for cash instruments; they are not used for speculative purposes. Derivative products are traded with counterparties approved by the Boards of Directors or the Investment Committees of the Boards of Directors. • The Company's risk management process governing the use of derivative instruments requires that the Company acts only as an end-user of derivative products, not as a market maker. • As well, the Company has strict operating policies which prohibit the use of derivative products for speculative purposes, permit transactions only with approved counterparties, specify limits on concentration of risk, and documents approval and issuer limits, as well as required reporting and monitoring systems.

OPERATIONAL RISKS

Risk	Management of Risk
Operational risk • Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events.	• The Company manages and mitigates internal operational risks through integrated and complementary policies, procedures, processes and practices. Human Resources hiring, performance evaluation, promotion and compensation practices are designed to attract, retain and develop the skilled personnel required. A comprehensive job evaluation process is in place and training and development programs are supported. Each business area provides training designed for their specific needs and has developed appropriate internal controls. Processes and controls are monitored and refined by the business areas and periodically reviewed by the Company's internal audit staff. Financial reporting processes and controls are further examined by external auditors. The Company applies a robust project management discipline to all significant initiatives. • Appropriate security measures protect premises and information. The Company has emergency procedures in place for short term incidents or outages and is committed to maintaining business continuity and disaster recovery plans in every business location for the recovery of critical functions in the event of a disaster, which include offsite backup data storage and work area facilities.

OTHER RISKS

Other risks not specifically identified elsewhere, include:

Risk	Management of Risk
Legal and regulatory risk • The businesses of certain of Lifeco's principal subsidiaries are subject to various legal and regulatory requirements imposed by the common law, legislation and regulation in Canada, the United States, the United Kingdom and other jurisdictions applicable to insurance companies and companies providing financial services. These requirements are primarily intended to protect policyholders and beneficiaries, not shareholders. Material changes in the legal or regulatory framework or the failure to comply with legal and regulatory requirements, which in turn could lead to financial sanctions or penalties and damage to the Company's reputation, could have a material adverse effect on Lifeco. The Company and its subsidiaries are also subject to legal actions, including arbitrations and proposed class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Company. However, future legal proceedings or regulatory action could adversely affect the Company's reputation and its future financial performance.	• The Company monitors compliance with the legal and regulatory requirements in all jurisdictions where it conducts business and assesses trends in legal and regulatory change to keep business areas current and responsive.
Reputational risk • In the course of its business activities, the Company may be exposed to the risk that some actions may lead to damage to the Company's reputation and hence damage to its future business prospects. These actions may include unauthorized activities of employees or other people associated with the Company, inadvertent actions of the Company that become publicized and damage the Company's reputation, regular or past business activities of the Company that become the subject of regulator or media scrutiny and, due to a change of public perception, cause damage to the Company, or any other action or activity that gives rise to damage to the Company's general reputation.	• To manage or mitigate this risk the Company has ongoing controls to limit the unauthorized activities of people associated with the Company. The Company has adopted a Code of Business Conduct and Ethics which sets out the standards of business conduct to be followed by all directors, officers and employees of the Company. The Company also reacts to address situations that may escalate to a level that might give rise to damage to its reputation.
• Through its subsidiaries, the Company is both a user and a provider of reinsurance, including both traditional reinsurance, which is undertaken primarily to mitigate against assumed insurance risks, and financial or finite reinsurance, under which the amount of insurance risk passed to the reinsurer or its reinsureds may be more limited. • The Company through its reinsurance operating entities has been approached by certain regulatory and enforcement agencies to provide information relating to their investigation of certain third party reinsurance cedants. Neither the Company nor its subsidiaries are the subject of these investigations.	• The Company accounts for all reinsurance transactions in accordance with Canadian GAAP. In some cases Canadian GAAP may differ from the accounting treatment utilized by the Company's reinsurers or its reinsureds based upon the rules applicable to them in their reporting jurisdictions. The Company believes that reinsurance transactions that it has entered into are appropriate and properly accounted for by the Company. Notwithstanding, the Company may, in connection with this type of reinsurance, be exposed to reputational or other risks depending on future events.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to adopt accounting policies and to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. The major accounting policies and related critical accounting estimates underlying Lifeco's financial statements are summarized below. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance and other financial services industries; others are specific to the Company's businesses and operations. The significant accounting estimates are as follows:

Actuarial liabilities
Actuarial liabilities represent the amounts required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commission and policy administrative expenses for all insurance and annuity policies in force with the Company. The Appointed Actuaries of the Company's subsidiary companies are responsible for determining the amount of the actuarial liabilities to make appropriate provision for the Company's obligations to policyholders. The Appointed Actuaries determine the actuarial liabilities using generally accepted actuarial practices, according to the standards established by the Canadian Institute of Actuaries. The valuation uses the Canadian Asset Liability Method (CALM). This method involves the projection of future events in order to determine the amount of assets that must be set aside currently to provide for all future obligations and involves a significant amount of judgment.

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

The methods for arriving at these valuation assumptions are outlined below:

Mortality – A life insurance mortality study is carried out annually for each major block of insurance business. The results of each study are used to update the Company's experience valuation mortality tables for that business. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality assumption. Although mortality improvements have been observed for many years, for life insurance valuation the mortality provisions (including margin) do not allow for future improvements. *A 1% increase in the best estimate assumption would increase non-participating actuarial liabilities by approximately $86 million.*

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants. *A 1% decrease in the best estimate assumption would increase non-participating actuarial liabilities by approximately $84 million.*

Morbidity – The Company uses industry developed experience tables modified to reflect emerging company experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation. *For products for which morbidity is a significant assumption a 1% adverse change in the best estimate assumption would increase non-participating actuarial liabilities by approximately $52 million.*

Property and casualty reinsurance – Actuarial liabilities for property and casualty reinsurance written by LRG, a subsidiary of London Life, are determined using accepted actuarial practices for life insurers in Canada. Reflecting the long-term nature of the business, reserves have been established using cash flow valuation techniques including discounting. The reserves are based on cession statements provided by ceding companies. In certain instances, LRG management adjusts cession statement amounts to reflect management's interpretation of the treaty. Differences will be resolved via audits and other loss mitigation activities. In addition, reserves also include an amount for incurred but not reported losses (IBNR), which may differ significantly from the ultimate loss development. The estimates and underlying methodology are continually reviewed and updated and adjustments to estimates are reflected in income. LRG analyzes the emergence of claims experience against expected assumptions for each reinsurance contract separately and at the portfolio level. If necessary, a more in depth analysis is undertaken of the cedant experience.

Investment returns – The assets which correspond to the different liability categories are segmented. For each segment, projected cash flows from the current assets and liabilities are used in the Canadian Asset Liability Method (CALM) to determine actuarial liabilities. Cash flows from assets are reduced to provide for asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of the Company of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. These interest rate changes will impact the projected cash flows.

- *The effect of an immediate 1% increase in interest rates would be to increase the present value of these net projected cash flows by approximately $1 million.*
- *The effect of an immediate 1% decrease in interest rates would be to decrease the present value of these net projected cash flows by approximately $129 million.*

The level of actuarial liabilities established under CALM valuation provides for interest rate movements significantly greater than the 1% shifts shown above.

In addition to interest rates, the Company is also exposed to movements in equity markets.

Some policy liabilities are supported by equities, for example segregated fund products and products with long-tail liabilities. Generally these liabilities will fluctuate in line with equity market values. There will be additional impacts on these liabilities as equity market values fluctuate. A 10% increase in equity markets would be expected to additionally decrease non-participating actuarial liabilities by approximately $54 million. A 10% decrease in equity markets would be expected to additionally increase non participating actuarial liabilities by approximately $64 million.

Expenses – Unit expense studies are updated regularly to determine an appropriate estimate of future expenses for the liability type being valued. Expense improvements are not projected. An inflation assumption is incorporated in the estimate of future expenses consistent with the interest rate scenarios projected under CALM. *A 10% increase in the best estimate maintenance unit expense assumption Company wide would increase the non-participating actuarial liabilities by approximately $170 million.*

Policy termination – Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data is also available and is useful where the Company has no experience with specific types of policies or its exposure is limited. *A 10% adverse change in the best estimate policy termination assumption would increase non-participating actuarial liabilities by approximately $319 million.*

Policyholder dividends – Future policyholder dividends are included in the determination of actuarial liabilities for participating policies, with the assumption that policyholder dividends will change in the future to reflect the experience of the respective participating accounts, consistent with the participating policyholder dividend policies. It is our expectation that associated with changes in the best estimate assumptions for participating business would be corresponding changes in policyholder dividend scales, that would not result in a material net change in actuarial liabilities for participating business.

Income taxes – As multinational life insurance companies, the Company's primary Canadian operating subsidiaries are subject to a regime of specialized rules prescribed under the Income Tax Act (Canada) for purposes of determining the amount of the companies' income that will be subject to tax in Canada. Accordingly, the determination of the companies' provision for income taxes involves the application of these complex rules in respect of which alternative interpretations may arise.

Management recognizes that interpretations it may make in connection with its tax filings may ultimately differ from those made by the tax authorities and accounts for these potential differences in its financial statements. Upon resolution of any such differences, amounts provided by management may be recognized in earnings to reflect actual experience.

The Company has substantial future income tax assets. The recognition of future tax assets depends on management's assumption that future earnings will be sufficient to realize the deferred benefit. The amount of the asset recorded is based on management's best estimate of the timing of the reversal of the asset.

Employee future benefits – Accounting for pension and other post-retirement benefits requires estimates of future returns on plan assets, expected increases in compensation levels, trends in health care costs, as well as the appropriate discount rate for accrued benefit obligations. These assumptions are determined by management and are reviewed annually. Emerging experience, different from the assumptions, will be revealed in future valuations and will affect the future financial position of the plans and net periodic benefit costs.

Significant assumptions - employee future benefits

At December 31

	Defined benefit pension plans		Other post-retirement benefits	
	2007	2006	**2007**	2006
Weighted average assumptions used to determine benefit cost				
Discount rate	**5.1%**	5.3%	**5.1%**	5.3%
Expected long-term rate of return on plan assets	**6.7%**	6.2%	-	-
Rate of compensation increase	**4.1%**	4.2%	**4.2%**	4.3%
Weighted average assumptions used to determine accrued benefit obligation				
Discount rate	**5.9%**	5.1%	**5.8%**	5.1%
Rate of compensation increase	**4.2%**	4.1%	**4.2%**	4.2%

Weighted average health care trend rates – In determining the expected cost of health care benefits, health care costs were assumed to increase by 6.6% in 2007 and gradually decrease to a level of 4.8% by 2012. For 2007, the impact of a 1% change to assumed health care rates on the accrued post-retirement benefit obligation is an approximate $40 million ($44 million in 2006) increase for a 1% increase to rates and an approximate $33 million ($35 million in 2006) decrease for a 1% decrease to rates. Similarly, the impact on the post-retirement benefit expense of a 1% increase to rates is an approximate $3 million ($3 million in 2006) increase and a 1% decrease to rates is an approximate $2 million ($3 million in 2006) decrease.

ACCOUNTING POLICIES

FAIR VALUE ACCOUNTING

Commencing January 1, 2007, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) regarding fair value accounting. As well, the Company's federally regulated subsidiaries adopted a new guideline from The Office of the Superintendent of Financial Institutions Canada which provides additional guidance to certain federally regulated financial institutions, including life insurance companies.

Under the new guidance, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are recognized at fair value on the Consolidated Balance Sheet while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method.

Changes in the fair value of financial instruments classified as held for trading are reported in net income. Unrealized gains or losses on financial instruments classified as available for sale are reported in Other Comprehensive Income until they are realized by the Company.

Life Insurance enterprises no longer defer net realized gains on financial instruments (bonds, stocks, and mortgages) or amortize the balance of net deferred realized unamortized gains on assets supporting shareholders capital and surplus previously recorded on the balance sheet, nor do they carry investments in stocks at cost plus a moving average market value adjustment for unrealized gains and losses.

By its nature, fair value accounting will result in volatility within certain income statement line items, particularly for investment income and actuarial provisions (shown in the paid or credited to policyholders line). However, these items are largely offsetting except for investment income on assets backing surplus.

Also, derivative instruments, previously off-balance sheet, are recognized at their market value in the Consolidated Balance Sheet. Changes in the fair value of derivatives are recognized in net income except for derivatives designated as effective hedges.

The new guidance introduces the concept of Consolidated Other Comprehensive Income, which tracks unrealized gains and losses experienced by the Company on certain investments and derivative instruments, and the currency translation account movement. Consolidated Other Comprehensive Income together with Consolidated Net Income provides the financial statement reader with Consolidated Comprehensive Income. Consolidated Comprehensive Income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheet including currency translation gains and losses on foreign subsidiary operations.

On January 1, 2007, transition adjustments were made to certain existing financial instruments to adjust their carrying value to market, to recognize derivative financial instruments on the balance sheet, and to eliminate the recognition of deferred realized gains with corresponding adjustments to actuarial liabilities and surplus.

Comparative figures have not been restated to conform with the new Financial Instruments accounting standards adopted January 1, 2007. CICA guidance explicitly prevents restatement of comparative information under the new standards. As a result, the two periods are not comparable from an accounting standpoint.

In the fourth quarter of 2006, investment income included $168 million of amortization of deferred net realized and unrealized gains, including $136 million of amortization of gains on assets backing policyholder liabilities and participating account surplus. The amortization of these net deferred realized and unrealized gains did not impact shareholder earnings in 2006 inasmuch as the investment income resulted in either an offsetting increase in actuarial liabilities or participating account income. The $32 million balance represents the amortization in the fourth quarter of 2006 of deferred net realized and unrealized gains on assets backing shareholder surplus.

Financing charges in 2006 included the amortization of transaction costs in connection with certain capital instruments. The Company has adopted a policy of expensing these transaction costs going forward. Accordingly, the unamortized balance of these costs at December 31, 2006 was closed out to surplus in accordance with the fair value rules on transition.

In the fourth quarter of 2007, investment income included $15 million of amortization of deferred net realized gains on real estate, which is the only remaining asset class where realized gains can be amortized under the new accounting standards. Approximately $8 million of the $15 million represents the amortization of deferred net realized and unrealized gains on real estate backing shareholder surplus. Investment income also included $22 million of net realized gains on the sale of bonds and stocks that had been classified as Available for Sale under the new accounting standards.

In 2007, preferred share dividends, reported as financing charges, included a mark-to-market adjustment of approximately $40 million which lowered the effective financing cost in connection with the Company's preferred shares, Series D and Series E. These two series of preferred shares have been designated as Held for Trading under the new accounting standards.

Refer to note 1(a) to the consolidated financial statements for additional detail regarding these adjustments.

FUTURE ACCOUNTING POLICIES

Capital Disclosures – Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 1535, *Capital Disclosures*. The Section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and will not impact the financial results of the Company.

Financial Instrument Disclosure and Presentation – Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections will replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement*.

SEGMENTED OPERATING RESULTS

The consolidated operating results of Lifeco include the operating results of Great-West Life, London Life, Canada Life, Great-West Life & Annuity Insurance Company (GWL&A), and commencing August 3, 2007, Putnam.

For reporting purposes, the consolidated operating results are grouped into four reportable segments, Canada, United States, Europe, and Lifeco Corporate reflecting geographic lines as well as the management and corporate structure of the companies.

CANADA

The Canadian segment of Lifeco includes the operating results of the Canadian businesses operated by Great-West Life, London Life, and Canada Life. There are two primary business units included in this segment. Through its Individual Insurance & Investments Products (IIIP) business unit, the Company provides life, disability and critical illness insurance products to individual clients, as well as accumulation products and annuity products for both group and individual clients in Canada. Through its Group Insurance business unit, the Company provides life, health, critical illness, disability and creditor insurance products to group clients in Canada.

Selected consolidated financial information - Canada

	For the three months ended December 31			For the twelve months ended December 31		
	2007	2006	% Change	2007	2006	% Change
Premiums and deposits	$ 5,991	$ 5,578	7%	$ 18,825	$ 16,872	12%
Sales	2,328	2,416	-4%	9,400	8,415	12%
Fee and other income	266	236	13%	1,029	895	15%
Paid or credited to policyholders	3,691	3,472	6%	8,498	8,231	3%
Net income - common shareholders	246	223	10%	973	893	9%
Total assets				$ 52,643	$ 49,988	5%
Segregated funds net assets				45,932	44,656	3%
Proprietary mutual funds net assets				2,432	1,907	28%
Total assets under administration				$ 101,007	$ 96,551	5%

Net income - common shareholders

	For the three months ended December 31			For the twelve months ended December 31		
	2007	2006	% Change	2007	2006	% Change
IIIP	$ 169	$ 149	13%	$ 637	$ 583	9%
Group Insurance	103	80	29%	384	335	15%
Corporate	(26)	(6)	-	(48)	(25)	-
	$ 246	$ 223	10%	$ 973	$ 893	9%

BUSINESS UNITS – CANADA

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

BUSINESS PROFILE

In Canada, Individual Insurance & Investment Products (IIIP) consists of four business lines: Individual Life Insurance, Living Benefits, Individual Retirement & Investment Services (IRIS) and Group Retirement Services. Products are distributed through Freedom 55 Financial™ and Great-West Life financial security advisors, Canada Life distribution channels, including managing general agencies (MGAs) and their associated brokers, independent brokers and intercorporate agreements with other financial institutions.

The Company utilizes diverse, complementary distribution channels and enjoys leading market shares in Canada in all individual product lines.

The individual lines of business access the various distribution channels through distinct product labels offered by Great-West Life, London Life and Canada Life. Unique products and services meet the needs of each distribution channel, allowing the Company to maximize opportunities while minimizing channel conflict.

MARKET OVERVIEW

PRODUCTS AND SERVICES

The Company provides a wide array of protection and savings products that are distributed through multiple sales channels. Products are marketed under the Great-West Life, London Life and Canada Life brands.

The Company offers 65 Freedom Funds™ to individual Freedom 55 Financial clients, 51 Generations™ Funds to individual Canada Life clients and 58 segregated funds to individual Great-West Life clients.

Quadrus Investment Services (Quadrus) offers 39 mutual funds under the Quadrus Group of Funds™ brand and over 2,900 third-party mutual funds. Mackenzie Financial Corporation, a member of the Power Financial Corporation group of companies, administers the Quadrus Group of Funds.

<table>
<tr><th>MARKET POSITION</th><th colspan="2">PRODUCTS AND SERVICES</th><th>DISTRIBUTION</th></tr>
<tr><td rowspan="2">• Manages largest portfolio of life insurance in Canada as measured by premium
• Pre-eminent provider of individual living benefits with 31% market share of in-force premium
• 30% market share of individual segregated funds
• 22% market share of group capital accumulation plans</td><td>Individual Insurance</td><td>Retirement & Investment Services</td><td rowspan="2">Associated with:
Great-West Life Distribution
• 1,924 Great-West Life financial security advisors
• 2,573 advisors associated with a number of intercorporate arrangements
• 6,974 independent brokers

London Life Distribution
• 3,128 Freedom 55 Financial security advisors

Canada Life Distribution
• 6,870 independent brokers associated with 69 Managing General Agencies (MGAs)
• 1,268 advisors associated with 17 national accounts
• 2,439 Investors Group consultants who actively sell Canada Life products
• 580 direct brokers and producer groups

Quadrus Investment Services (also included in Great-West Life and London Life advisor counts):
• 3,770 investment representatives</td></tr>
<tr><td>Individual Life Insurance
• Term life
• Universal life
• Participating life

Living Benefits
• Disability
• Critical illness</td><td>Products
• Segregated and mutual funds
• Retirement savings plans
• Non-registered savings programs
• Deferred profit sharing plans
• Defined contribution pension plans
• Payout annuities
• Deferred annuities
• Investment management services only plans
• Retirement income funds
• Life income funds

Administrative Services
• Employee stock purchase and options plans
• Incentive plans</td></tr>
</table>

COMPETITIVE CONDITIONS

The individual insurance, savings, and investments marketplace is highly competitive. The Company's competitors include mutual fund companies, insurance companies, banks, investment dealers, as well as other service and professional organizations. Competition focuses on service, technology, cost and variety of investment options, investment performance, product features, price, and financial strength, as indicated by ratings issued by nationally recognized agencies.

2007 DEVELOPMENTS

- Sales of proprietary retail investment funds, including segregated funds and Quadrus Group of Funds, increased by 3% over the fourth quarter of 2006 which has resulted in year to date sales growth of 19% and contributed to IRIS asset growth for the full year of 9%.
- Individual life sales growth continued the positive momentum from 2006. Sales of participating insurance were particularly strong.
- Group Retirement Services' sales of group capital accumulation plans (excluding payout and investment-only plans) were up 9% over 2006. In addition, Group Retirement Services' rebranding as Great-West Life was positively received in the marketplace. The division delivered many product and service enhancements including improvements to members' statements.

OPERATING RESULTS

	For the three months ended December 31			For the twelve months ended December 31		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits	**$ 3,010**	$ 2,782	8%	**$ 11,677**	$ 10,474	11%
Sales	**2,197**	2,303	-5%	**8,942**	7,999	12%
Fee and other income	**219**	189	16%	**852**	725	18%
Net income	**169**	149	13%	**637**	583	9%

Premiums and deposits

In quarter
Beginning in 2007, proprietary mutual fund deposits have been included in the total for premiums and deposits. The fourth quarter 2006 total of $2,782 million has been restated to include $178 million of proprietary mutual fund deposits to conform to the presentation of the 2007 result, which includes $203 million of these deposits.

Individual Life premiums increased by $41 million or 6% over fourth quarter of 2006 to $682 million. Living Benefits premiums were $66 million or 5% higher than in the fourth quarter of 2006. For Individual Retirement & Investment Services (IRIS), total premiums and deposits to individual proprietary investment funds increased by 13% over 2006. In particular, Canada Life segregated fund premiums grew by 30% due to product improvements and new broker commissions. Group Retirement Services premiums and deposits were up 8% over last year with 20% growth from group capital accumulation plans and investment only plans combined, partly offset by declines from group payout annuities.

Twelve months
The 2006 total of $10,474 million includes $629 million to conform to the presentation of the 2007 result, which includes $835 million of proprietary mutual fund deposits.

Individual Life premiums increased by $151 million or 6% over 2006 to $2,549 million reflecting both continued strong persistency and sales. Living Benefits premiums were $258 million, 6% higher than in 2006. Total premiums and deposits to IRIS individual proprietary investment funds increased by 22% over 2006. In particular, the Great-West distribution channel was up 36% as a result of interest in our specialty Real Estate segregated fund and activity from new advisors signed to Great-West Life Gold Key contracts in 2006. Also, Canada Life segregated fund premiums increased by 27% for the same reasons as noted in the in quarter analysis. Group Retirement Services premiums increased 7% over 2006 with 10% growth in group capital accumulation plans and investment only plans combined, partly offset by declines in group payout annuities.

Sales

In quarter
All lines of business except Group Retirement Services produced sales growth versus the comparable period in 2006. Group Retirement Services sales are generated by a relatively small number of large cases compared with retail business, so sales results can vary significantly from quarter to quarter.

Total sales for the three months ended December 31, 2007 were $2,197 million compared to $2,303 million in 2006, a decrease of $106 million or 5%. The 2006 total includes $21 million of third party individual life insurance and risk-based individual investment and retirement services sales to conform to the presentation of the 2007 result, which includes $33 million of such third party sales.

Individual Life sales increased by 1% over the fourth quarter of 2006 to $73 million. Sales of participating life insurance continued to be strong this quarter. Sales of proprietary retail investment funds increased by only 3% as the change in the required age to annuitize an RRSP from 69 to 71 significantly impacted RRIF sales. Group Retirement Services sales decreased by 17% over the fourth quarter of 2006 with a 47% decline in group payout annuity sales and a 6% decline in the combined sales of group capital accumulation plans and investment only plans.

Twelve months
Total sales for the year ended December 31, 2007 were up 12% to $8,942 million, an increase of $943 million compared to 2006. Similar to the in-quarter period, the 2007 and 2006 results include $108 million and $93 million of third-party sales respectively.

Individual Life sales of $237 million were 6% higher than 2006 as a result of participating life and universal life sales growth. IRIS sales increased 16% with growth in proprietary mutual funds leading the way at 33%. Group Retirement Services sales increased by 2% over 2006, with 5% growth in sales of group capital accumulation plans and investment only plans combined offset by a 12% decline in group payout annuity sales.

Fee and other income

Assets under administration	December 31 2007	December 31 2006
Business/Product		
Individual Retirement & Investment Services		
Risk-based products	**$ 6,486**	$ 5,903
Segregated funds	**22,649**	21,110
Proprietary mutual funds	**2,432**	1,907
Group Retirement Services		
Risk-based products	**6,444**	5,964
Segregated funds	**23,283**	23,546
Total assets under administration	**$ 61,294**	$ 58,430
Other plan assets (1)		
Business/Product		
Individual Retirement & Investment Services	**$ 3,554**	$ 3,271
Group Retirement Services	**$ 4,478**	$ 6,864
Total assets under administration and other plan assets		
Individual Retirement & Investment Services (1)	**$ 35,121**	$ 32,191
Group Retirement Services (1)	**$ 34,205**	$ 36,374

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

In quarter

IRIS and Group Retirement Services fee income totaled $219 million, an increase of 18% and 13% respectively over the fourth quarter of 2006 due to strong asset growth and increases in average fee rates. Average investment fund assets grew 14% for IRIS and 5% for Group Retirement Services versus 2006.

Twelve months

IRIS and Group Retirement Services fee income was $852 million, an increase of 20% and 15% respectively over 2006 for the same reasons as the in quarter period. Average investment funds assets grew 17% for IRIS and 11% for Group Retirement Services.

Net income

In quarter

Net income attributable to common shareholders for the fourth quarter of 2007 was $169 million compared to $149 million in 2006, an increase of $20 million or 13%. The increase is principally attributable to improved mortality and morbidity experience and a lower tax charge as a result of the announced reduction in the tax rate. The results also reflect increased investment gains from asset liability matching, as well as changes in actuarial reserves.

Net income attributable to the participating account was $33 million in 2007 compared to $20 million in 2006.

Twelve months
Net income attributable to common shareholders was $637 million compared to $583 million in 2006, an increase of $54 million or 9%. The growth in net income was attributable to significant growth in segregated fund assets and sales, favourable mortality experience, investment gains from asset liability matching, a reduction in future tax liabilities and a lower tax charge as a result of the announced reduction in the tax rate, partially offset by significantly lower actuarial reserve basis changes.

Net income attributable to the participating account was $109 million in 2007 compared to $114 million in 2006.

OUTLOOK - INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

Refer to Cautionary Note regarding Forward-looking Information and Cautionary Note regarding Non-GAAP Financial Measures at the beginning of this document.

In 2007, the IIIP division again delivered strong results. The organization balanced its immediate operational focus with building for the future, while maintaining disciplined expense management.

The organization's diverse distribution reach and multiple brands are a major strategic advantage, which it will continue to strengthen and expand.

In 2008, the most important source of new revenue will be organic growth. With that in mind, the organization's competitive products and services are designed to keep pace with Canada's changing demographics and intensifying market competition. In the previous 12 months, all product lines delivered new or enhanced offerings, spurring revenue growth. These included updated participating life insurance products, enhancements to disability insurance, a significantly expanded segregated fund lineup offering different levels of guarantees and additional fund managers, the most extensive improvements to date to our proprietary mutual fund offering through our mutual fund dealer Quadrus Investment Services Ltd., and an enhanced group retirement product and service offering including customizable retirement income illustrations for plan members. We expect these products and services to improve sales in 2008.

Mutual fund dealer Quadrus Investment Services continued to exceed market growth rates in the attraction of new investment representatives, which increased almost 3% year-over-year to 3,770 at December 31, 2007.

Increasing sales by growing our distribution channels is a major priority. Within London Life's Freedom 55 Financial channel, recruiting success led to growth of 2.5% in the number of advisors to 3,128. Quality training, professional development and numerous support strategies are critical factors in advisor retention.

In all channels, a key organizational focus is to help our distribution channels to grow their business. We do this by offering them choice and flexibility in meeting their clients' needs through a comprehensive range of products, as well as providing sophisticated tools and sales strategies to help them increase their productivity. The members of our distribution channels also value the organization's national networks of knowledgeable product and marketing specialists. In the coming year, we will further strengthen relationships with existing distribution channels while continuing to form new relationships.

The quality of our interactions with distribution channels and clients is more important than ever. In 2007, key service improvements were delivered through enhanced online information and services to complement the personal interaction that distribution channels and clients have with our people. The organization will continue to harness technology to serve distribution channels and clients efficiently, based on their needs and preferences.

In 2008, the Company will continue to focus on three areas – competitive products and services, improved persistency and distribution growth. The IIIP division remains well positioned to meet the needs of distribution channels and clients.

GROUP INSURANCE

BUSINESS PROFILE

In Canada, the Company offers effective benefit solutions for large and small employee groups. Through its Canada Life subsidiary, the Company is a recognized leader in the creditor insurance business with over $1.5 billion in annual direct premium.

MARKET OVERVIEW

PRODUCTS AND SERVICES

The Company provides a wide array of life, health and creditor insurance products that are distributed primarily through Group sales offices across the country.

MARKET POSITION	PRODUCTS AND SERVICES	DISTRIBUTION
• Employee benefits for more than 31,800 plan sponsors • 22.5% market share for employee/employer plans • Leading market share for creditor plans	**Life and Health** • Life • Disability • Critical illness • Accidental death & dismemberment • Dental plans • Expatriate coverage • Extended health care plans **Creditor** • Creditor life • Creditor disability • Creditor job loss • Creditor critical illness	• 108 account managers and sales staff located in 15 Group Offices • 108 Regional Employee Benefits Managers and Selectpac Specialists located in Resource Centres

COMPETITIVE CONDITIONS

There are three large group insurance carriers in Canada with significant market positions, led by the Company with a 22.5% market share. There are a number of other smaller companies operating nationally and several regional and niche competitors. The group insurance market is highly competitive. A strong market share position is essential to compete successfully in the Canadian group insurance market.

Within the small and mid-sized case markets, there are significant pricing pressures as employers seek to find ways to counter the inflationary costs of health care. A company with low cost operations, extensive distribution networks, strong service capability and cost-containment product offerings will have a competitive advantage in these markets.

In the larger case market, while low cost is a factor, service excellence and cost-containment product innovations are most important. In this market, a company that can effectively develop and implement innovative products and efficient administrative processes through the use of new technologies to meet emerging client requirements will differentiate itself and achieve competitive advantage.

2007 Developments

- Net income attributable to shareholders grew 15% to $384 million.
- Overall sales results increased by 10%, reflecting an increase in the small/mid-size case market.
- The Company recaptured the remaining 50% of amounts previously ceded in 2003 under a bulk reinsurance agreement on certain blocks of group life and long term disability insurance. The recaptured premium associated with this transaction is $1,574 million.

Operating Results

	For the three months ended December 31			For the twelve months ended December 31		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits	**$ 2,981**	$ 2,796	7%	**$ 7,148**	$ 6,398	12%
Sales	**131**	113	16%	**458**	416	10%
Fee and other income	**33**	32	3%	**131**	126	4%
Net income	**103**	80	29%	**384**	335	15%

Premiums and deposits

In quarter

Total net premiums and deposits were $2,981 million, which is 7% higher than 2006. Excluding the impact of $1,574 million of premiums recaptured in 2007 under a bulk reinsurance agreement ($1,560 million in 2006), and excluding the impact of $128 million of premiums ceded under a bulk reinsurance agreement ($228 million in 2006) premiums and deposits increased 5% over the comparative period in 2006. Small/mid-size case premiums and deposits increased 7% and large case net premium increased 3%.

Twelve months

Total net premiums and deposits were $7,148 million, which is 12% higher than 2006. Excluding the impact of $1,574 million of premiums recaptured in 2007 under a bulk reinsurance agreement ($1,560 million in 2006) and excluding the impact of $449 million of premiums ceded under a bulk reinsurance agreement ($904 million in 2006) premiums and deposits increased 5% over the comparative period in 2006. Small/mid-size case premiums and deposits increased 5% and large case net premium increased 5%, partly due to one $32 million single premium case in 2007.

Sales

In quarter

Overall sales results in the quarter were up 16% compared to 2006. The increase was mainly due to higher sales in the large case market as 2007 includes two large sales for $47 million, while 2006 included one large sale for $6 million. Creditor/direct marketing sales decreased from 2006 as 2007 includes one large sale for $7 million compared to one large sale for $10 million in 2006.

Twelve months

Overall sales results were up 10% compared to 2006. The increase was mainly due to small/mid-size sales, including a higher number of new sales compared to 2006.

Fee and other income

Fee and other income is derived primarily from ASO contracts, under which the Company provides group insurance benefit plan administration on a cost-plus basis.

In quarter

Fee and other income was up 3% over 2006 mainly due to higher claims volumes.

Twelve months

Fee and other income was up 4% over 2006 for the same reason as the in quarter period.

Net income

In quarter

Net income attributable to common shareholders was $103 million, an increase of 29% compared to 2006.

The results reflect improved group life mortality experience, particularly waiver claims experience. It also reflects improved group health experience in the medical, drug and dental sublines, partly offset by a decrease in group health experience on long term disability cases, particularly in the mid-size case market. Higher expense gains from lower operating expenses also contributed to the improved results.

Twelve months

Net income attributable to common shareholders was $384 million, an increase of 15% compared to 2006.

The results reflect improved group health morbidity experience on long term disability cases, improved group life mortality experience, both death and waiver claim experience. It also reflects lower operating expenses and higher expense recoveries partly offset by a decrease in investment gains which included an increase in a provision for future credit losses, asset/liability matching and actuarial reserve basis change.

OUTLOOK – GROUP INSURANCE

Refer to Cautionary Note regarding Forward-looking Information and Cautionary Note regarding Non-GAAP Financial Measures at the beginning of this document.

The Company is well positioned within the Canadian group insurance business with leading market shares in many case size, regional and benefit market segments. The Company believes that this market share position, together with its low cost position and extensive distribution capability will facilitate continued growth in revenue premium. Through the effective investment in technologies, the Company expects to achieve continued reductions in administration and claims adjudication costs, thereby enhancing its competitive position.

As the costs of employee benefits continue to gain the attention of plan sponsors, the Company is developing an array of enhanced products and services for plan members, plan sponsors and their advisors. A particular focus in 2008 will be the introduction of an expanded menu of absence and disability management services, many of which will support earlier return to work capabilities. The Company will also continue its efforts to improve process effectiveness, and therefore unit costs and customer service.

Canada Corporate

Canada Corporate consists of items not associated directly with, or allocated to the Canadian business units.

Net Income

In quarter

Net income in the quarter was a charge of $26 million compared to a charge of $6 million in 2006.

The decrease reflects lower income on capital resulting mainly from fair value adjustments, and higher expenses relating to the accrued benefit expenses. Partly offsetting this was lower financing costs as a result of fair value adjustments to the Company's Preferred Shares, Series D and Series E.

Twelve months

Net income for 2007 was a charge of $48 million compared to a charge of $25 million in 2006.

Lower income on capital in 2007 due mainly to fair value adjustments, and higher accrued benefit expenses were largely offset by lower financing costs.

UNITED STATES

The United States operating results for Lifeco include the results of Great-West Life & Annuity Insurance Company (GWL&A), and the results of the insurance businesses in the United States branches of Great-West Life and Canada Life, together with an allocation of a portion of Lifeco's corporate results. Commencing August 3, 2007, the results also include Putnam.

TRANSLATION OF FOREIGN CURRENCY

Foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period.

Currency translation impact is a non-GAAP financial measure which attempts to remove the impact of changed currency translation rates on GAAP results. *Refer to Cautionary Note regarding Non-GAAP Financial Measures at the beginning of this report.*

BUSINESS PROFILE

FINANCIAL SERVICES

GWL&A provides an array of financial security products, including employer-sponsored defined contribution retirement plans and defined benefit plans for certain market segments. Solid partnerships with government plan sponsors helped the Company maintain its position as the largest provider of services to state defined contribution plans, with 15 of 50 state clients as well as the government of Guam. It also provides annuity and life insurance products for individuals, families and corporate executives. Through its FASCore subsidiary, it offers private-label recordkeeping and administrative services for other providers of defined contribution plans.

ASSET MANAGEMENT

Putnam provides investment management, certain administrative functions, distribution, and related services through a broad range of investment products, including the Putnam Funds, its own family of mutual funds which are offered to individual and institutional investors. Revenue is derived from the value and composition of assets under management, which includes domestic and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenues and results of operations.

MARKET OVERVIEW

PRODUCTS AND SERVICES

The Company provides a focused product offering that is distributed through a variety of channels.

FINANCIAL SERVICES

MARKET POSITION	PRODUCTS AND SERVICES	DISTRIBUTION
• Fourth largest defined contribution record-keepers in the country, providing services for 3,519,820 participants • Significant market share in state and government deferred compensation plans • Significant market share in business-owned life insurance (BOLI) purchased by financial institutions	• Retirement plans for public, corporate and nonprofit employers • Enrollment services, communication materials, investment options and education services to employer-sponsored defined contribution plans • Comprehensive administrative and recordkeeping services for financial institutions and employer-sponsored defined contribution plans and associated defined benefit plans • Investment management products and services for both variable and fixed fund investment options • Customized individual life insurance and annuity products • Business-owned life insurance (BOLI) products	• Defined contribution products are distributed by Great-West Life and its affiliates and a network of independent agencies • 422 regional sales directors, representatives and service personnel serve the retirement market • FASCore provides its recordkeeping and administrative services directly to financial institutions and custom plans • Customized individual life insurance and annuity products are distributed through financial institutions such as banks and discount brokers • Business-owned life insurance products are distributed by Great-West Life and through independent specialized benefits consultants

ASSET MANAGEMENT

MARKET POSITION	PRODUCTS AND SERVICES	DISTRIBUTION
• One of the largest mutual fund managers in the United States based on assets under management of US$186 billion as of December 31, 2007 • International distribution includes sales teams that are focused on major institutional markets in Europe, the Middle East, Southeast Asia and Australia and through strategic distribution partnerships in Japan, Canada and Germany.	**Investment Management Products & Services** • Individual retail investors - a family of open-end and closed-end mutual funds, college savings plans, variable annuity products and separately managed accounts • Institutional investors - defined benefit and defined contribution retirement plans sponsored by corporations, state, municipal and other governmental authorities, retirement plans sponsored by unions under the Taft-Hartley Act, university endowment funds, charitable foundations, and collective investment vehicles (both U.S. and non-U.S.) • Alternative investment products across the fixed income, currency, quantitative and equity groups **Administrative Services** • Transfer agency, underwriting, distribution, shareholder services, trustee and other fiduciary services	**Individual Retail Investors** • A broad network of distribution relationships with unaffiliated broker-dealers, financial planners, registered investment advisers and other financial institutions that distribute the Putnam Funds to their customers, which, in total, includes more than 150,000 advisors in over 2,000 firms • Sub-advisory relationships and Putnam-labeled funds as investment options for insurance companies and non-U.S. residents • Retail distribution channels are supported by Putnam's sales and relationship management team **Institutional Investors** • Supported by Putnam's dedicated account management, product management, and client service professionals • Strategic relationships with several investment management firms outside of the United States

COMPETITIVE CONDITIONS

Financial Services

The life insurance, savings, and investments marketplace is competitive. The Company's competitors include mutual fund companies, insurance companies, banks, investment advisors, and certain service and professional organizations. No one competitor or small number of competitors is dominant. Competition focuses on service, technology, cost, variety of investment options, investment performance, product features, price, and financial strength as indicated by ratings issued by nationally recognized agencies.

Asset Management

Putnam's investment management business is highly competitive. Putnam competes with other providers of investment products and services primarily on the basis of the range of investment products offered, investment performance, distribution, scope and quality of shareholder and other services, and general reputation in the marketplace. Putnam's investment management business is also influenced by general securities market conditions, government regulations, global economic conditions and advertising and sales promotional efforts. Putnam competes with other mutual fund firms and institutional asset managers that offer investment products similar to Putnam's as well as products which Putnam does not offer. Putnam also competes with a number of mutual fund sponsors that offer their funds directly to the public, conversely, Putnam offers its funds only through intermediaries.

2007 DEVELOPMENTS

- Overall, net income for the year is US$80 million higher than 2006, with Financial Services up 9% and Healthcare (Discontinued Operations) up 11%. Net income includes Putnam's results from August 3, 2007 totaling US$42 million.
- Financial Services experienced very strong sales in 2007 in its Retirement Services unit which surpassed 3.5 million participants totaling US$115 billion in assets administered. The Individual Markets unit also increased sales dramatically due to sales in the Executive Benefits Market.
- In 2007 Retirement Services completed the integration and transition to GWL&A systems for all of the 401(k) business acquired in 2006 from Metropolitan Life Insurance Company and its affiliates and US Bank.
- During the second quarter, GWL&A acquired a majority interest in Benefit Management Corp. (BMC), whose principal subsidiary is Allegiance Benefit Plan Management, Inc., a Montana-based third-party administrator of employee health plans. The transaction added approximately 90,000 medical members to GWL&A's Healthcare segment.
- Canada Life U.S. branch recaptured from GWL&A all of the U.S. life and annuity business previously ceded in 2003.
- Effective February 1, 2007, GWL&A reinsured 50% of its individual and aggregate medical stop loss premiums to an affiliated company, via a coinsurance with funds withheld agreement.

PUTNAM ACQUISITION

On August 3, 2007 Lifeco completed its acquisition of Putnam. As of this date Putnam had approximately US$187 billion in assets under management (AUM) – US$116 billion in retail mutual funds AUM, US$71 billion in institutional funds AUM.

AGREEMENT TO ASSUME FRANKLIN TEMPLETON 401(K) RECORDKEEPING BUSINESS

In the fourth quarter of 2007, GWL&A completed a transaction with Franklin Templeton Investments whereby Franklin Templeton transitioned its 401(k) recordkeeping business to GWL&A. GWL&A's affiliate FASCore, LLC has been supporting Franklin Templeton's recordkeeping business since 2006. Under the new agreement, GWL&A entered into a direct contractual relationship with each plan sponsor and assumed additional product servicing and custodial responsibilities for approximately 300 plans, representing about 60,000 participants.

AGREEMENT TO SELL HEALTHCARE TO CIGNA

On November 26, 2007, Great West Lifeco Inc. announced its subsidiary, Great-West Life & Annuity, entered into a definitive Asset and Stock Purchase Agreement to sell its health care insurance business to a subsidiary of CIGNA Corporation for US$1.5 billion in cash. The transaction is expected to close during the first half of 2008, subject to regulatory and certain other approvals. The business remaining with GWL&A will be transferred to Financial Services individual markets. As required by generally accepted accounting principles, the statements of income and balance sheets of these business activities that have been disposed of or are classified as held for sale are presented as discontinued operations for all periods in the consolidated financial statements.

Selected consolidated financial information - United States

	For the three months ended December 31			For the twelve months ended December 31		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits (1)	**$ 10,464**	$ 1,264	-	**$ 20,155**	$ 5,073	-
Sales (1)	**10,903**	912	-	**21,003**	3,381	-
Fee and other income	**414**	109	-	**1,001**	388	-
Paid or credited to policyholders	**669**	664	1%	**2,631**	3,147	-16%
Net income - continuing operations - common shareholders	**98**	78	26%	**366**	320	14%
Net income - continuing operations - common shareholders (US$)	**110**	68	62%	**343**	302	14%

(1) Includes Asset Management from August 3, 2007

	2007	2006	% Change
Total assets	**$ 29,700**	$ 29,330	1%
Segregated funds net assets	**17,567**	18,858	-7%
Mutual funds net assets	**184,162**	-	-
Total assets under administration	**$ 231,429**	$ 48,188	380%

Net income - common shareholders

	For the three months ended December 31			For the twelve months ended December 31		
	2007	2006	% Change	**2007**	2006	% Change
Financial Services	**71**	77	-8%	**320**	308	4%
Asset Management	**26**	-	-	**42**	-	-
Corporate	**1**	1	-	**4**	12	-67%
Total - continuing operations	**98**	78	26%	**366**	320	14%
Discontinued operations	**43**	50	-14%	**203**	191	6%
Total U.S.	**$ 141**	$ 128	10%	**$ 569**	$ 511	11%
US $ millions	**$ 144**	$ 113	27%	**$ 532**	$ 452	18%

BUSINESS UNITS – UNITED STATES

FINANCIAL SERVICES

The Company closed on two separate agreements to acquire certain 401(k) business in the second half of 2006 from Metropolitan Life Insurance Company and U.S. Bank (401(k) acquisitions). The combination of the two agreements resulted in the addition of nearly 4,300 plans and 440,000 participants with participant account values of over US$16.7 billion in 2006. These acquisitions have a significant impact on the operating results of the Retirement Services area when comparing 2007 to 2006. All of the business from the 401(k) acquisitions was fully integrated and transitioned to GWL&A systems in 2007.

OPERATING RESULTS

	For the three months ended December 31			For the twelve months ended December 31		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits	**$ 1,136**	$ 1,264	-10%	**$ 5,026**	$ 5,073	-1%
Sales	**1,575**	912	73%	**5,874**	3,381	74%
Fee and other income	**110**	106	4%	**486**	381	28%
Net income	**71**	77	-8%	**320**	308	4%
Premiums and deposits (US$)	**$ 1,159**	$ 1,119	4%	**$ 4,664**	$ 4,490	4%
Sales (US$)	**1,607**	807	99%	**5,515**	2,992	84%
Fee and other income (US$)	**113**	93	22%	**453**	337	34%
Net income (US$)	**72**	68	6%	**297**	272	9%

The income statement of Financial Services was restated for 2006 and 2007 to reflect the impact of the discontinued operations (Healthcare). Indirect corporate overhead expense allocations were reallocated to Financial Services. The Company also retained one large group life case that is now included in Financial Services. The table below provides the impact on premiums and deposits and net income.

	For the three months ended December 31			For the twelve months ended December 31		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits	**$ 25**	$ 24	4%	**$ 194**	$ 184	5%
Net income	**(3)**	(3)	-	**(14)**	(14)	-
Premiums and deposits (US$)	**$ 26**	$ 21	24%	**$ 178**	$ 163	9%
Net income (US$)	**(3)**	(3)	-	**(13)**	(13)	-

Premiums and deposits

In quarter

Premiums and deposits for the fourth quarter of 2007 were US$1,159 million, an increase of US$40 million or 4% compared to the same period in 2006. The increase is attributable to increased premium on business-owned life insurance (BOLI) business in Individual Markets.

Twelve months

Premiums and deposits for the twelve months ended December 31, 2007 increased US$174 million or 4% over the same period in 2006. Excluding the impact of the recapture of a reinsurance agreement in 2006, premiums increased US$671 million. The increase is attributable to higher sales of the BOLI product, premiums associated with the 401(k) acquisitions, as well as transfers from the retail investment options to general account and segregated fund investment options.

Sales

In quarter

Sales for the fourth quarter of 2007 increased US$800 million or 99% compared to 2006. The increase is primarily related to Retirement Services and is due to increased plan sales as well as the addition of several large single premium plan deposits in 2007.

Twelve months

Sales for the twelve months ended December 31, 2007 totaled US$5,515 million, an increase of 84% which was due to increased plan sales from Retirement Services, the addition of several large single premium plans in 2007, and BOLI sales in Individual Markets increasing in 2007.

Retirement Services participant accounts totaling 3.520 million members increased 3% compared to December 31, 2006.

Financial Services - Retirement Services customer account values
US $ millions

	Change for the three months ended December 31		Total at December 31		
	2007	2006	2007	2006	% Change
General account - fixed options					
Public/Non-profit	$ (50)	$ (67)	$ 3,342	$ 3,517	-5%
401(k)	36	1,430	2,655	2,555	4%
	$ (14)	$ 1,363	$ 5,997	$ 6,072	-1%
Segregated funds - variable options					
Public/Non-profit	$ (7)	$ 272	$ 6,457	$ 6,004	8%
401(k)	(216)	420	6,920	6,363	9%
	$ (223)	$ 692	$ 13,377	$ 12,367	8%
Unaffiliated retail investment options & administrative services only					
Public/Non-profit	$ 148	$ 1,542	$ 46,319	$ 41,501	12%
401(k)	927	17,083	22,386	23,580	-5%
Institutional (FASCore)	(2,150)	1,172	27,509	26,044	6%
	$ (1,075)	$ 19,797	$ 96,214	$ 91,125	6%

Retirement Services customer account values increased US$6 billion or 5% compared to the same period in 2006 due to an increase in participants as well as an improvement in the U.S. equities market.

Fee and other income

In quarter
Fee income for the fourth quarter of 2007 increased US$20 million or 22% compared to the same period in 2006. The growth is related to the 401(k) acquisitions.

Twelve months
Fee income for the twelve months ended December 31, 2007 increased US$116 million or 34% compared to the same period in 2006 for the same reason as the in-quarter period.

Net income

In quarter
Net income increased US$4 million or 6% compared to the same period in 2006, primarily due to additional fees in Retirement Services associated with the 401(k) acquisitions.

Twelve months
The increase in net income of US$25 million or 9% for the twelve months ended December 31, 2007, compared to a year ago, is primarily due to expense gains related to increased fees associated with the 401(k) acquisitions and improved mortality.

OUTLOOK – FINANCIAL SERVICES
Refer to Cautionary Note regarding Forward-looking Information and Cautionary Note regarding Non-GAAP Financial Measures at the beginning of this document.

The Company recognizes that the financial services marketplace is very dynamic and continues to change. By continued reinvestment in our infrastructure through technology enhancements and through service and product offerings, the Company plans to continue to grow the business in 2008.

Strong sales and strategic partnerships led the way to another year of growth for the Financial Services Division in 2007.

The Retirement Services area completed the transition and integration of two important blocks of 401(k) business acquired in 2006. Retirement Services expanded distribution in 2007 by adding new advisor and brokerage relationships as well as new national distribution channels. The combined sales force, including wholesalers, relationship managers and client service specialists, now includes over 400 individuals who are fully dedicated to expanding the retirement block of business along with providing excellent customer service. The expansion of our distribution channels contributed to record organic growth in 401(k) plan sales in 2007. Large plan sales in government markets in 2007, which will be implemented in early 2008, will add over 250,000 participants.

In 2007, GWL&A's registered investment advisor subsidiary, Advised Assets Group, LLC (AAG), continued to meet plan sponsor demand for the tools to help participants deal with the complexities of retirement planning and investing. We experienced record growth in sales of managed accounts reaching US$1.7 billion in assets under management. In 2008, the Company will continue to offer the managed account service to existing and new customers within Retirement Services.

In 2007 Individual Markets focused on strengthening relationships with key distributors which translated into substantial sales growth. New relationships developed in 2007 should contribute to continued sales growth in 2008. With our independent distributors, we will continue to focus our efforts on growing our market share in the community bank, regional bank and mid-sized corporate markets. We see substantial opportunities for growth through our Retirement Services distribution channel with the Individual Retirement Bonus product, introduced in November, 2007. This product provides a tax advantaged non-qualified retirement savings vehicle for small business owners and their key employees.

ASSET MANAGEMENT

The operating results include the results of Putnam from August 3, 2007, the date of acquisition.

Putnam provides investment management, certain administrative functions, distribution, and related services through a broad range of investment products, including the Putnam Funds, its own family of mutual funds which are offered to individual and institutional investors. Revenue is derived from the value and composition of assets under management, which includes U.S. and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenues and results of operations.

OPERATING RESULTS

	October 1 to December 31 2007	August 3 to December 31 2007
Premiums and deposits	**$ 9,328**	$ 15,129
Fee and other income		
Investment management fees	**222**	370
Service fees	**59**	100
Underwriting and distribution fees	**22**	38
Other	**1**	2
Fee and other income	**304**	510
Net income	**26**	42
Premiums and deposits (US$)	**$ 9,518**	$ 15,043
Fee and other income		
Investment management fees (US$)	**226**	366
Service fees (US$)	**61**	100
Underwriting and distribution fees (US$)	**22**	38
Other (US$)	**1**	2
Fee and other income (US$)	**310**	506
Net income (US$)	**27**	42

Premiums and deposits

Asset Management premiums and deposits includes deposits from gross sales of long term assets and net sales of prime money market assets.

In quarter

Premiums and deposits for the fourth quarter of 2007 were US$9,518 million.

Twelve months

For the period from August 3,2007 to December 31, 2007, premiums and deposits were US$15,043 million.

Fee and other income

In quarter
Revenue is derived primarily from investment management fees, transfer agency and other shareholder service fees and underwriting and distribution fees.

Investment management fees are received for the investment management services provided to the Putnam Funds and institutional accounts pursuant to investment advisory contracts under which the mutual fund or institutional investor pays fees to the Putnam company that manages the fund or account. These fees are usually based on a sliding scale in relation to assets under management, and in some cases with institutional accounts, fees are also based on investment performance. In quarter average assets under management declined, reducing investment management fees. This reduction was partially offset by performance fees from institutional accounts, primarily earned in the fourth quarter. In quarter investment management fees were US$226 million.

Service fees are received as compensation from the funds for investor servicing (transfer agency and shareholder services), pursuant to investor servicing agreements. Investor service fees are earned on a fixed rate per retail shareholder account and a fixed rate service fee based on assets under management for mutual fund defined contribution shareholders. During 2007, the Putnam Funds transferred its custody services to a third-party provider. In quarter retail shareholder accounts and mutual fund defined contribution assets under management declined. In quarter service fees were US$61 million.

Underwriting and distribution fees are earned from three sources: sales of fund shares, deferred sales charges and assets under management. A significant portion of Class A fund sales include sales commissions, the majority of which is reallocated to the selling intermediary. Class B fund shares, shares with contingent deferred sales charges ("CDSC"), are sold without any initial sales commissions paid by the shareholders. These fund shares are charged a higher distribution fee based on assets under management, and are subject to deferred sales charges on shares redeemed within the specified contingent period. Changes in Putnam's mix of share classes of assets under management alter the composition and amount of distribution fees received.

All open-end Putnam Funds have adopted distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940, commonly referred to as 12b-1 plans. Putnam Funds make payments to Putnam Retail Management ("PRM"), a registered broker-dealer in the United States, to cover costs relating to distribution of the Putnam Funds and services provided to shareholders. These payments, known as Rule 12b-1 fees, enable PRM to pay service fees and other continuing compensation to firms that distribute shares of the Putnam Funds and provide services to fund shareholders. Average assets under management on which distribution fees are earned declined during the quarter. In quarter underwriting and distribution fees were US$22 million.

From the Date of Acquisition to December 31, 2007
Average assets under management declined over the period from acquisition date to December 31, 2007, reducing investment management fees. This reduction was partially offset by performance fees from institutional accounts, primarily earned in the fourth quarter. Investment management fees from the date of acquisition to December 31, 2007 were US$366 million.

During the period from acquisition date to December 31, 2007, retail shareholder accounts and mutual fund defined contribution assets under management declined. Service fees from the date of acquisition to December 31, 2007 were US$100 million.

Average assets under management on which distribution fees are earned declined over the period from acquisition date to December 31, 2007. Underwriting and distribution fees were US$38 million for the period from acquisition to December 31, 2007.

Net income

In quarter
Putnam contributed US$27 million in net income to the consolidated results of the Company for the fourth quarter of 2007.

From the Date of Acquisition to December 31, 2007
Putnam contributed US$42 million in net income to the consolidated results of the Company from August 3, 2007, the date of the acquisition, to December 31, 2007.

Assets under management

Assets under management
US $ millions

	October 1 to December 31 2007	August 3 to December 31 2007
Beginning assets	$ 191,064	$ 186,960
Sales (1)	6,096	10,262
Redemptions	$ (8,695)	(14,163)
Net asset flows	(2,599)	(3,901)
Impact of market/performance	(5,865)	(1,818)
Prime money market - net sales	3,422	4,781
Ending assets	186,022	186,022
Average assets under management	189,123	187,948

(1) Includes dividends reinvested

Average assets from the date of acquisition to December 31, 2007 were US$188 billion, as follows: Mutual funds US$115 billion AUM and institutional accounts $73 billion AUM. The decrease in assets under management from August 3, 2007 to December 31, 2007 of US$1 billion is primarily related to the negative impact of market/performance of US$2 billion, partly offset by net asset flows and prime money market net sales of US$1 billion.

PRO-FORMA PUTNAM ASSETS UNDER MANAGEMENT

The Company's results include Putnam only from the August 3, 2007 date of acquisition. Accordingly, AUM for full quarter and twelve months ended December 31, 2007 and 2006 are presented here on a pro-forma basis to provide a more informative analysis of Putnam's assets under management.

Pro-forma assets under management
US $ millions

	For the three months ended December 31			For the twelve months ended December 31		
	2007	2006	% Change	**2007**	2006	% Change
Beginning assets	**$ 191,064**	$ 182,161	5%	**$ 192,069**	$ 188,795	2%
Sales (1)	**6,096**	6,755	-10%	**28,418**	27,054	5%
Redemptions	**(8,695)**	(10,561)	-	**(40,735)**	(46,562)	-
Net asset flows	**(2,599)**	(3,806)	-	**(12,317)**	(19,508)	-
Impact of market/performance	**(5,865)**	9,959	-	**3,230**	19,014	-83%
Prime money market - net sales	**3,422**	3,755	-9%	**3,040**	3,768	-19%
Ending assets	**186,022**	192,069	-3%	**186,022**	192,069	-3%
Average assets under management	**189,123**	189,062	-	**190,125**	185,969	2%

(1) Includes dividends reinvested

In quarter

Average assets under management for the quarter were US$189 billion, which did not vary from the same period of 2006. Assets under management were US$186 billion at December 31, 2007, compared with US$191 billion at September 30, 2007 and US$192 billion at December 31, 2006. The change in assets under management from September 30, 2007 resulted primarily from the negative impact of market/performance of US$6 billion, partly offset by net asset flows and prime money market net sales of US$1 billion.

Twelve months

Average assets under management for 2007 were US$190 billion, an increase of US$4 billion from the same period of 2006. The change in assets under management from December 31, 2006 resulted primarily from net redemptions and prime money market net sales of US$9 billion, partly offset by the positive impact of market performance of US$3 billion.

OUTLOOK – ASSET MANAGEMENT

Refer to Cautionary Note regarding Forward-looking Information and Cautionary Note regarding Non-GAAP Financial Measures at the beginning of this document.

In 2004, Putnam management initiated a strategic plan to redesign certain of the Putnam Funds to improve their performance, systematically reduce Putnam's infrastructure costs, simplify its business to focus on core activities, repair Putnam's reputation and public perception by addressing legal and regulatory issues.

Putnam's net asset flows in both the institutional and retail channels have improved each year since 2003. Putnam has, and will continue to, focus on improving the Company's investment performance record. As well, the Company expects to complete a margin improvement plan by the end of 2008. The collective result of these activities is expected to increase pre-tax earnings. These earnings improvements are exclusive of the impact of sales, redemptions, market/performance and other changes that may otherwise occur in Putnam's business. There can be no assurance that the margin improvement plan will achieve its targeted results or that the expected increase in earnings will be realized.

Factors that impact Putnam's assets under management and .revenue in the future include declines in equity markets, changes in fixed-income markets, changes in interest rates and defaults, redemptions and other withdrawals, political and other economic risks, changing investments trends, relative investment performance and recent economic developments. Putnam's future expenses may be impacted by further efforts to retain key staff, outsourcing decisions and further cost reductions.

As a leading asset manager in the industry, Putnam believes that it may be well positioned to benefit from the following demographic and investment industry trends:

- Overall growth in assets under management continues in the industry
- Asset flows shifting to the intermediary channel
- Changing demand of a growing retirement market
- Continuing strong demand for global and international equity mutual funds
- Attractive growth potential in foreign markets

Management believes that its strengths position it well to take advantage of market opportunities. Putnam has a broad investment management platform. As of December 31, 2007, Putnam managed 103 mutual funds which are diversified by style, asset class and geography.

Putnam's experienced retail wholesaling team covers a broad range of geographic and product markets and distribution channels in the United States, maintaining more than 150,000 financial advisor relationships representing approximately 8.6 million shareholder accounts as of December 31, 2007. Putnam's U.S. institutional sales team is aligned by geographic territory and client type.

UNITED STATES CORPORATE

Net Income

In quarter
Net income for the fourth quarter was US$1 million compared to net income of US$1 million for the same period of 2006.

Twelve months
Net income for 2007 was US$4 million compared to net income of $US10 million for 2006, due to higher financing charges in 2007.

DISCONTINUED OPERATIONS (HEALTHCARE)

OPERATING RESULTS

	For the three months ended December 31			For the twelve months ended December 31		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits	**$ 1,332**	$ 1,559	-15%	**$ 5,977**	$ 6,213	-4%
Sales	**60**	120	-50%	**501**	770	-35%
Fee and other income	**173**	204	-15%	**765**	795	-4%
Net income	**43**	50	-14%	**203**	191	6%
Premiums and deposits (US$)	**$ 1,360**	$ 1,379	-1%	**$ 5,555**	$ 5,499	1%
Sales (US$)	**61**	106	-42%	**451**	681	-34%
Fee and other income (US$)	**176**	181	-3%	**711**	704	1%
Net income (US$)	**44**	45	-2%	**189**	170	11%

NOTE: The Healthcare operations are considered to be Discontinued Operations. As such, the amounts reported in the table are not included in the financial statements of the Company. They are presented here as a non-GAAP financial measure to assist the reader in understanding developments to the business in 2007.

Premiums and deposits

In quarter
Healthcare premiums and deposits for the fourth quarter of 2007 decreased 1% to US$1,360 million compared to 2006 as renewal price increases partially offset reduced sales activity.

Twelve months
Premiums and deposits for the twelve months ended December 31, 2007 increased 1% to US$5,555 million due, in part, to renewal price increases.

Sales

In quarter
Sales decreased 42% to US$61 million for the fourth quarter of 2007 compared to last year. This decline is the result of smaller case sales across all segments. The competitive pricing environment contributed to the decline in sales.

Membership decreased 17 thousand members in the fourth quarter of 2007 compared to an increase of 102 thousand members during the same period in 2006, primarily in the specialty and mid-market segment. The 2006 increase was largely attributable to 70 thousand members from the November acquisition of Indiana Health Network, Inc. (IHN), an Indiana-based hospital and physician network.

Twelve months
Sales decreased 34% to US$451 million for the twelve months ended December 31, 2007 over the same period last year. This decrease is primarily in the Select and Mid Markets, partially offset by increases in the Specialty Markets. The competitive pricing environment contributed to the decline in sales.

Membership decreased 1% from 2.194 million members at December 31, 2006 to 2.174 million members at December 31, 2007. Decreases in the select and mid-market segments due to lower sales were partially offset by increases in the national and specialty market segment.

Fee and other income

In quarter
Healthcare fee and other income for the fourth quarter of 2007 decreased 3% to US$176 million over the same period last year. This decrease is primarily in the Select, Mid and Specialty Markets partially offset by higher pharmacy revenue and higher membership in the National Market. Fourth quarter 2007 results include US$4 million related to the BMC acquisition, which is primarily offset in operating expenses.

Twelve months
Healthcare fee and other income increased 1% to US$711 million for the twelve months ended December 31, 2007 over the same period last year. This increase is in the National and Specialty Markets resulting from higher pharmacy revenue and increased membership in the National and Specialty Markets. Results for the twelve months ended December 31, 2007 include US$10 million related to the BMC acquisition, which is primarily offset in operating expenses.

Net income

In quarter
In quarter earnings in the Healthcare business unit decreased 2% to US$44 million, compared to the same period in 2006.

Twelve months
Net income for the twelve months ended December 31, 2007 was US$189 million compared to US$170 million a year ago. The 11% increase is the result of increased investment gains, improved specific stop loss margins, and higher fee revenue.

EUROPE

The European segment is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The segment is comprised of two distinct business units: Insurance & Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland.

The Insurance & Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, LRG, and their subsidiaries.

TRANSLATION OF FOREIGN CURRENCY

Foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period.

BUSINESS PROFILE

INSURANCE & ANNUITIES

The international operations of Canada Life and its subsidiaries are located primarily in Europe, and offer a focused portfolio of protection and wealth management products and related services mainly in the United Kingdom, Isle of Man, Republic of Ireland and Germany.

The core products offered in the United Kingdom are payout annuities, savings and group insurance. These products are distributed through independent financial advisors and employee benefit consultants. The Isle of Man operation provides savings and individual protection products that are sold through independent financial advisors in the United Kingdom and in other selected territories.

The core products offered in Ireland are individual insurance and savings and pension products. These products are distributed through independent brokers and a direct sales force.

The German operation focuses on pension and individual protection products that are distributed through independent brokers.

Canada Life has continued to increase its presence in its defined market segments by focusing on the introduction of new products and services, enhancement of distribution capabilities and intermediary relationships.

REINSURANCE

The Company's reinsurance business is comprised of operations in the United States, Barbados and Ireland.

In the United States, the Company's reinsurance business is carried on through the U.S. branch of Canada Life, through a subsidiary of LRG, and through an indirect subsidiary of GWL&A (Great-West Life & Annuity Company of South Carolina, or GWSC). GWSC was created in 2005 in conjunction with the establishment of a new long-term letter of credit facility to meet the Company's U.S. statutory Regulation XXX reserve requirements relating to its life reinsurance business. In 2007, the U.S. branch of Canada Life retroceded to GWSC most of its Regulation XXX business issued during 2005 and 2006.

In Barbados, the Company's reinsurance business is carried on primarily through subsidiaries of LRG.

In Ireland, the Company's reinsurance business is carried on through a subsidiary of LRG, and through a subsidiary of Canada Life (Canada Life International Re Limited).

The Company's business includes both reinsurance and retrocession business transacted directly with clients or through reinsurance brokers. As a retrocessionaire, the Company provides reinsurance to other reinsurers to allow those companies to spread their insurance risk.

The product portfolio offered by the Company includes life, annuity and property and casualty reinsurance, provided on both a proportional and non-proportional basis.

In addition to providing reinsurance products to third parties, the Company also utilizes internal reinsurance transactions between affiliated companies. These transactions are undertaken in order to better manage insurance risks relating to retention, volatility and concentration as well as to facilitate capital management for the Company and its subsidiaries and branch operations. These internal reinsurance transactions may produce benefits that are reflected in one or more of the Company's business segments.

MARKET OVERVIEW

PRODUCTS AND SERVICES

The Company provides protection and wealth management products that are distributed primarily through independent sales channels.

INSURANCE & ANNUITIES

MARKET POSITION	PRODUCTS AND SERVICES	DISTRIBUTION
U.K. and Isle of Man • Among the top 30 life insurance companies operating in U.K. • A market leader, with 32% share of the group life market • Second in the group income protection market with 19% share • A top provider of offshore single premium investment product into the U.K., with 14% market share • Among the top four insurers in payout annuities, with 9% market share • Among the top ten in the onshore unit-linked single premium bond market **Ireland** • 5.3% of Irish life assurance market • Among the top six insurers by new business market share **Germany** • The market leader in the broker unit-linked market • Among the top five in the overall unit-linked market • 1.6% market share in the German market	**Wealth management** • Pensions • Savings • Payout annuities **Group Insurance** • Life insurance • Income protection (disability) • Critical illness **Individual Insurance** • Life insurance • Disability • Critical illness	**U.K. and Isle of Man** • Independent financial advisors • Employee benefit consultants **Ireland** • Independent brokers • Direct sales force **Germany** • Independent brokers

REINSURANCE

MARKET POSITION	PRODUCTS AND SERVICES	DISTRIBUTION
• Among the top ten life reinsurers in the U.S. by assumed business • Niche position in property and casualty and annuity business	**Life** • Yearly renewable term • Co-insurance • Modified co-insurance **Property and Casualty** • Catastrophe retrocession **Annuity** • Fixed annuity • Payout annuity	• Independent reinsurance brokers • Direct placements

COMPETITIVE CONDITIONS

United Kingdom and Isle of Man
In the United Kingdom, the Company holds strong positions in several product focused markets with particular strength in the payout annuity, onshore/offshore savings, and group life and income protection markets. Insurance and wealth management products are sold primarily through independent financial advisors. To become the provider of choice, the Company must maintain competitive product design and pricing, distribution compensation and service levels.

Canada Life retained its five star rating in the 2007 Financial Advisor Service Awards. This places Canada Life among the top 10 service providers in the investment arena, recognizing the Company's continuing commitment to service excellence.

Republic of Ireland
The life insurance market in Ireland is very mature with one of the highest penetration rates in the world. The larger companies hold a significant share of the market. The Company operates in all segments of the market, and focuses on higher margin products including pensions and single premium savings business. Canada Life is the sixth largest life insurance operation in Ireland as measured by new business market share. The Company continues to invest in product development infrastructure, distribution capability and systems which are critical to maximize ongoing sales growth and retention of in-force business.

Germany
The German market has experienced considerable change between 2004 and 2008. In December 2004, the taxation of life insurance contracts was significantly changed. In 2007 the EU Intermediary Act was introduced in Germany. On January 1, 2008, the new German insurance contract law came into force and sales remuneration disclosure is expected to be mandated in July 2008. These developments each require a period of adjustment for brokers and as a result sales in the German market have been flat over recent years. In addition, new foreign players have entered the market during this period and the large traditional German companies have begun to offer unit-linked and other innovative products.

In spite of these changes, the Company has established itself in the German market as a provider of innovative fund-based products for pensions, as well as disability and critical illness products. Canada Life has the leading share in the broker unit-linked market and is among the top five in the overall unit-linked market.

Reinsurance
In the United States life reinsurance market, major direct writers have continued to seek alternative solutions to manage their U.S. Regulation XXX reserving requirements and, as a result, have reduced the amount of life insurance business that they cede to reinsurers. The Company has responded by adding experience and technical expertise to the sales and marketing team. In addition, the sales and marketing strategy has been revamped to

more effectively leverage the Company's financial strength, adaptive product solutions and strong client relationships.

The most significant annuity reinsurance opportunities for the Company in 2007 were U.K. payout annuities, where the holders of significant in-force annuity blocks continue to seek longevity risk protection and capital relief, with or without the transfer of the associated assets.

Pricing in the property catastrophe retrocession market remained at or above the strong 2006 levels for the January 2007 renewals, but the underlying property and casualty marketplace showed increasing signs of softening throughout the year. In addition, capacity from capital markets continued to grow, with catastrophe bonds enjoying a record year. Overall, January 2008 pricing for traditional retrocession coverage renewals stayed reasonably firm, although there was downward pressure on price and/or attachment levels in a number of accounts, and some clients cut back on their coverage.

2007 DEVELOPMENTS

- Net income attributable to shareholders increased to $611 million, up 26% from 2006.
- Insurance & Annuities sales increased by $246 million compared to 2006.
- On July 3, 2007, a new long-term Letters of Credit (LOC) facility was established with capacity of US$1.3 billion to support growth of the U.S. life reinsurance business.
- In February 2007, the Company completed the transfer of assets and liabilities of a block of payout annuity business which was acquired from Equitable Life Assurance Society in the U.K.
- The Group division was recognized at the 2007 U.K. Pension Awards as the "Group Risk Provider of the Year". This was the first time Canada Life has won this award, recognizing its innovation in added value services and technology.

REINSURANCE OF UNITED KINGDOM PAYOUT ANNUITY BLOCK

On February 14, 2008 Canada Life International Re Limited, an indirect wholly-owned Irish reinsurance subsidiary of the Company, signed an agreement with Standard Life Assurance Limited, a U.K. based provider of life, pension and investment products, to assume by way of indemnity reinsurance, a large block of U.K. payout annuities. The reinsurance transaction will increase policyholder liabilities by approximately C$13 billion with a corresponding increase in assets.

Selected consolidated financial information - Europe

	For the three months ended December 31			For the twelve months ended December 31		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits	**$ 2,805**	$ 3,693	-24%	**$ 12,941**	$ 12,241	6%
Sales - Insurance & Annuities	**1,058**	1,755	-40%	**6,087**	5,841	4%
Fee and other income	**181**	158	15%	**673**	611	10%
Paid or credited to policyholders	**2,498**	2,311	8%	**8,095**	8,282	-2%
Net income - common shareholders	**150**	150	-	**611**	486	26%
Total assets				**$ 36,045**	$ 41,210	-13%
Segregated funds net assets				**25,682**	26,632	-4%
Total assets under administration				**$ 61,727**	$ 67,842	-9%

Net income - common shareholders

	For the three months ended December 31			For the twelve months ended December 31		
	2007	2006	% Change	**2007**	2006	% Change
Insurance & Annuities	**$ 121**	$ 108	12%	**$ 485**	$ 382	27%
Reinsurance	**30**	44	-32%	**122**	121	1%
Corporate	**(1)**	(2)	-	**4**	(17)	-
	$ 150	$ 150	-	**$ 611**	$ 486	26%

BUSINESS UNITS – EUROPE

INSURANCE & ANNUITIES

OPERATING RESULTS

	For the three months ended December 31			For the twelve months ended December 31		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits	**$ 1,446**	$ 2,241	-35%	**$ 7,897**	$ 7,692	3%
Sales	**1,058**	1,755	-40%	**6,087**	5,841	4%
Fee and other income	**164**	157	4%	**649**	607	7%
Net income	**121**	108	12%	**485**	382	27%

Premiums and deposits

In quarter
Premiums and deposits decreased $795 million or 35% compared to the fourth quarter of 2006 due to lower sales of payout annuities in the U.K. and single premium savings products in the U.K., Isle of Man and Ireland, and unfavourable currency movement. These decreases were partly offset by higher sales of single premium pension products in Ireland and Germany.

Twelve months
Premiums and deposits increased by $205 million or 3% from 2006. The increase reflects strong growth of payout annuities, single premium savings and group products in the U.K. in the first three quarters of the year. Strong sales of pension products in Ireland and Germany also contributed to the increase. Partly offsetting these increases were lower premiums on savings products in Ireland and the Isle of Man.

Sales

In quarter
Sales decreased by $697 million or 40% compared to the fourth quarter of 2006 due to lower sales of payout annuities in the U. K. and savings products in the U.K., Isle of Man and Ireland, and unfavourable currency movement which were partly offset by higher sales of single premium pension products in Ireland and Germany. The decrease in savings products in the U.K. and Isle of Man was partly driven by market uncertainty created by changes proposed to capital gains taxes in the U.K. government's pre-Budget report during the fourth quarter. Lower U.K. payout annuity sales were largely reflective of a very competitive market environment. Also, sales in the Isle of Man tend to be large and less uniform which results in volatility of sales trends.

Twelve months
Sales increased by $246 million or 4% for the twelve months ended December 31, 2007. The growth in full year sales was driven by payout annuity and savings products in the U.K. and pension products in Ireland and Germany, which were partly offset by lower sales of savings products in the Isle of Man and Ireland. U.K. payout annuity sales returned to long term levels during 2007 compared to 2006. The first quarter of 2006 was characterized by customers delaying purchasing decisions prior to the introduction of new retirement legislation in April 2006. Sales of savings products in the U.K. and the Isle of Man were strong earlier in the year, but slowed in the fourth quarter.

Fee and other income

In quarter
Fee and other income increased by $7 million or 4% compared to the fourth quarter of 2006. The increase was driven primarily by growth in the U.K. and Ireland, partly offset by lower fee income in Germany and unfavourable currency movement. In 2006, fee income in Germany was strong due to fees associated with a sales surge in late 2004 on products that generated higher related fees until the third quarter of 2007.

Twelve months
Fee and other income increased by $42 million or 7% compared to 2006. The increase was driven primarily by strong growth in Germany in the first three quarters of 2007 and favourable currency movement.

Net income

In quarter
Net income attributable to common shareholders increased $13 million or 12% to $121 million compared to the fourth quarter of 2006.

Earnings growth was driven by the U.K. payout annuities results as well as experience gains, particularly in the pensions and group protection businesses. The payout annuities earnings include higher contributions from the block of business acquired from Equitable Life and a favourable settlement adjustment relating to the block of business acquired in 2005 from Phoenix and London.

Partially offsetting these increases was the strengthening of actuarial reserves and tax and other provisions. The 2006 results benefited from a reduction in taxes arising from the utilization of prior period losses.

Twelve months
Net income attributable to common shareholders increased $103 million or 27% to $485 million compared to the year ended December 31, 2006. The full year results were driven by favourable new business margins on payout annuities, experience gains particularly in the pensions and group protection businesses and higher investment gains. The results also include higher contributions from the payout annuities block of business acquired from Equitable Life and a favourable settlement adjustment relating to the block of business acquired in 2005 from Phoenix and London.

Partially offsetting these increases was the strengthening of actuarial reserves and tax and other provisions. The 2006 results benefited from a reduction in taxes arising from the utilization of prior period losses.

OUTLOOK – INSURANCE & ANNUITIES

Refer to Cautionary Note regarding Forward-looking Information and Cautionary Note regarding Non-GAAP Financial Measures at the beginning of this document.

Major acquisitions of payout annuity blocks over the last three years have strengthened the U.K. payout annuity business, leveraged a superior investment capability and led to greater economies of scale, enabling the Company to grow and compete successfully and more profitably in the future.

The Company made progress integrating services, processes and practices across Europe in the past couple of years. During 2007, the Company continued development of a European wide technology platform initiative which enhances the ability of Independent Financial Advisors to interact with the Company and also centralized the administration function of its investment back office for Europe. Further investment in technology is planned to create additional efficiencies and ease of use for Advisors, to upgrade administration systems and to reconfigure and modernize IS infrastructure across the European operations.

The Company continues to look for further opportunities to capitalize on the strong market positions in its core businesses and to expand its distribution capabilities.

United Kingdom/Isle of Man – The U.K. maintains its focus on building market share and expanding its core businesses of payout annuities, wealth management and group insurance through competitive pricing, excellence in customer service, enhanced value proposition, expanded distribution capability and investment in systems. In addition, the Company will continue to focus on increasing market share in the small and mid-sized case market segments of its group business and on improving its overall offering in Group Income Protection. In wealth management, the industry awaits clarification on capital gains taxes following a recent pre-budget announcement, which could continue to negatively impact sales of both onshore and offshore savings products in 2008. Overall in the UK, the Company expects further success in each of its core businesses reflecting excellent customer service, an efficient expense base, improving processes and continued investment in its infrastructure.

Republic of Ireland – In Ireland, the rate of economic growth slowed dramatically in the fourth quarter of 2007. Despite more moderate industry growth, the Company will continue to leverage its strong presence to grow in the pensions market in 2008. The emphasis in 2008 will be on expanding distribution capabilities, including strengthening intermediary relationships and expanding our product range.

Germany – The fundamentals for growth in the German insurance sector remain positive. The German market has relatively low levels of insurance penetration. This factor, combined with reductions in the state pension provision, create a significant growth potential in the German life insurance market and for fund-based products in particular. New business product trends continue to move from the traditional regular premium, with profit, endowment and pension products to unit-linked and structured fund products.

There are a number of challenges facing the German life insurance industry in 2008. In January, the new German Insurance Contract Law came into force and as a result of this change, insurance sales are expected to be slow for a period of time as the market familiarizes itself with the new laws. In July, sales remuneration disclosure will be introduced to the German market which may impact sales in the subsequent period. Also a preferential tax treatment of mutual funds over life insurance products is being removed at the end of the year. This could lead to a surge in mutual fund sales at the expense of life insurance sales prior to implementation of the change. These factors are expected to hold back substantial growth in the German life insurance market during 2008. However, all of these changes should provide the German life insurance industry with a solid base to grow from into the future. In particular, the outlook for the single premium life assurance market looks very positive beyond 2008.

REINSURANCE

	For the three months ended December 31			For the twelve months ended December 31		
	2007	2006	% Change	2007	2006	% Change
Premiums and deposits	$ 1,359	$ 1,452	-6%	$ 5,044	$ 4,549	11%
Fee and other income	17	1	-	24	4	-
Net income	30	44	-32%	122	121	1%

Premiums and deposits

In quarter
Premiums and deposits for the Reinsurance business unit were $1,359 million, a decrease of $93 million from the fourth quarter of 2006. The 2007 premiums include the commutation of a structured life contract which was more than offset by reinsurance contracts commuted in the fourth quarter of 2006 and unfavourable currency movement.

Twelve months
Premiums and deposits for the Reinsurance business unit were $5,044 million, an increase of $495 million over the year ended December 31, 2006. The increase is due to new business written in 2007 and commutation of structured life contracts in the first and fourth quarters of 2007. These increases in 2007 were partly offset by a large payout annuity reinsurance contract written in the second quarter of 2006 and unfavourable movement of the US dollar against the Canadian dollar.

Fee and other income

In quarter
Fee income in 2007 increased by $16 million compared to the fourth quarter of 2006. The increase reflects additional fees earned on reinsurance treaties and fees earned in connection with two reinsurance transactions with Lifeco subsidiary companies.

Twelve months
Fee income increased by $20 million compared to the year ended December 31, 2006 for the same reason as the in quarter period.

Net income

In quarter
Net income was $30 million, a decrease of $14 million compared to the same period in 2006. The decrease reflects higher strain as well as lower mortality, lapse and morbidity results in life and health reinsurance, lower surrender gains and unfavourable currency movement, partly offset by higher renewal profits, investment gains and lower increase in actuarial liabilities.

Twelve months
Net income was $122 million, an increase of $1 million compared to the same period in 2006. The increase reflects higher renewal profits, investment gains and lower increase in actuarial liabilities partly offset by higher strain, unfavourable mortality, lapse and morbidity experience in life and health reinsurance and unfavourable currency movement.

OUTLOOK – REINSURANCE

Refer to Cautionary Note regarding Forward-looking Information and Cautionary Note regarding Non-GAAP Financial Measures at the beginning of this document.

The U.S. life reinsurance industry is expected to grow modestly as cession rates stabilize. The Company expects continued growth in this line, building on the complementary strengths of Canada Life and LRG in adaptive product solutions and strong client relationships.

Pricing in the property catastrophe retrocession market is expected to weaken further in 2008 (in the absence of major loss events) due to softening in the underlying property and casualty business, strong retrocession capacity and two consecutive years of low catastrophe losses. Technical pricing will likely remain above historic norms given the new reality of increased modeled loss exposures and more rigorous rating agency stress testing of capital positions.

The Company and subsidiaries are subject to legal actions and arbitrations arising in the normal course of business. It is not expected that any of these matters will have a material adverse effect on the consolidated financial position of the Company.

In one of the above-noted matters, the Company is involved in an ongoing arbitration relating to the interpretation of certain provisions of the reinsurance treaties. In another of the above-noted matters, certain reinsurance client loss statements relating to other reinsurance treaties are in dispute and may become subject to arbitration or other legal action in the future. While the Company has obtained retrocession coverage for the treaties, payment of amounts due under these retrocession treaties is contingent upon collection by the retrocessionaire under a separate financial arrangement with another party. We understand that the provisions of this separate financial arrangement are also in dispute. The Company has established an actuarial liability provision for these two matters. While it is difficult to predict the outcome of these matters with certainty, based on information presently known, they are not expected to have a material adverse effect on the consolidated financial position of the Company.

EUROPE CORPORATE

The Corporate account includes financing charges, the impact of certain non-continuing items as well as the results for the non-core international businesses.

Net income

In quarter

Net charge for the quarter was $1 million, similar to the charge of $2 million for the prior year. The 2007 results include $1 million gains related to the divestiture of certain international operations.

Twelve months

Net income for 2007 was $4 million compared to a charge of $17 million in the same period of 2006.

The increase in net income reflects a favourable settlement in 2007 of amounts in dispute by Canada Life with one of its retrocessionaires partly offset by additional provisions arising out of the event of September 11, 2001. The amounts in dispute had resulted in a $32 million charge to income in the second quarter of 2006. The 2007 results also include non-recurring income of $4 million and income from international operations of $4 million, offset by financing charges of $13 million. The 2006 results also include income from international operations of $4 million, financing charges of $10 million and non-recurring income items which increased net income by $21 million.

LIFECO CORPORATE OPERATING RESULTS

The Lifeco Corporate segment includes operating results for activities of Lifeco that are not associated with the major business units of the Company.

In quarter
Corporate net income was nil in 2007 compared to a charge of $10 million in 2006. The 2006 result reflects $3 million of withholding tax incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries.

Twelve months
Corporate net income was a charge of $97 million in 2007 compared to a charge of $15 million in 2006. Net income attributable to common shareholders was reduced by $97 million after-tax, and net income attributable to the participating account was reduced by $6 million after-tax as a result of a provision for certain Canadian retirement plans. The $6 million charge attributable to the participating account is included in the results of the Canada segment. The 2006 result include $14 million of withholding tax incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, $3 million of non-recurring capital tax charges on a Lifeco subsidiary. The 2007 results include $5 million of debenture issue costs.

OTHER INFORMATION

SELECTED ANNUAL INFORMATION

(in $ millions, except per share amounts)

	Years ended December 31		
	2007	2006	2005
Total revenue [1]	**$ 25,923**	$ 25,482	$ 22,350
Net income - common shareholders			
Net income - continuing operations before adjustments	**$ 1,950**	$ 1,684	$ 1,564
Adjustments after tax	**97**	-	60
Net income - continuing operations	**1,853**	1,684	1,504
Net income	**2,056**	1,875	1,742
Net income per common share			
Basic adjusted - continuing operations	**$ 2.185**	$ 1.889	$ 1.755
Basic - continuing operations	**2.076**	1.889	1.688
Diluted - continuing operations	**2.061**	1.876	1.674
Basic adjusted	**2.413**	2.104	2.022
Basic	**2.304**	2.104	1.955
Diluted	**2.287**	2.089	1.939
Total assets [1]			
General fund assets	**$ 118,388**	$ 120,528	$ 102,161
Segregated funds net assets	**89,181**	90,146	75,158
Proprietary mutual funds net assets	**186,594**	1,907	1,367
Total assets under administration	**394,163**	212,581	178,686
Total general fund liabilities [1]	**$ 103,633**	$ 105,765	$ 89,130
Dividends paid per share			
Series D First Preferred	**$ 1.1750**	$ 1.1750	$ 1.1750
Series E First Preferred	**1.2000**	1.2000	1.2000
Series F First Preferred	**1.4750**	1.4750	1.4750
Series G First Preferred	**1.3000**	1.3000	1.3000
Series H First Preferred	**1.21252**	1.21252	0.4659
Series I First Preferred	**1.1250**	0.80599	-
Common	**1.060**	0.9275	0.810

[1] Continuing operations

QUARTERLY FINANCIAL INFORMATION

Quarterly financial information

			Common Shareholders								
		Total revenue(1)	Net income -			Adjusted net income -			Adjusted net income - continuing operations		
				per share			per share			per share	
			Total	Basic	Diluted	Total	Basic	Diluted	Total	Basic	Diluted
2007	**Fourth quarter**	**$8,750**	**$537**	**$0.601**	**$0.597**				**$ 494**	**$0.553**	**$0.547**
	Third quarter	**6,199**	**461**	**0.516**	**0.513**	**$558**	**$0.625**	**$0.621**	**411**	**0.460**	**0.457**
	Second quarter	**4,102**	**544**	**0.610**	**0.606**				**490**	**0.549**	**0.546**
	First quarter	**6,872**	**514**	**0.576**	**0.572**				**458**	**0.513**	**0.510**
2006	Fourth quarter	$7,973	$491	$0.550	$0.547				$ 441	$0.494	$0.491
	Third quarter	6,116	477	0.537	0.532				424	0.478	0.473
	Second quarter	6,173	461	0.516	0.513				427	0.477	0.475
	First quarter	5,220	446	0.501	0.497				392	0.440	0.437

(1) Continuing operations

(2) Adjusted net income in the third quarter of 2007 is presented as a non-GAAP financial measure of earnings performance before a provision for certain Canadian retirement plans made in the third quarter of 2007. Refer to "Non-GAAP Financial Measures" section of this report.

Adjustments: After-tax provision for certain Canadian retirement plans.

		Net income common shareholders		
			per share	
		Total	Basic	Diluted
2007	Fourth quarter	$ -	$ -	$ -
	Third quarter	97	0.109	0.108

SUMMARY OF QUARTERLY RESULTS

Including discontinued operations, Lifeco's net income attributable to common shareholders was $537 million for the fourth quarter of 2007 compared to $491 million reported a year ago, an increase of $46 million. On a per share basis, this represents $0.601 per common share ($0.597 diluted) for the fourth quarter of 2007 compared to $0.550 per common share ($0.547 diluted) a year ago.

Total revenue for the fourth quarter of 2007 was $8,750 million and was comprised of premium income of $5,764 million, regular net investment income of $1,304 million, change in fair value of held for trading assets of $821 million, and fee and other income of $861 million. Total revenue for the fourth quarter of 2006 was $7,973 million, comprised of premium income of $5,997 million, net investment income of $1,473 million and fee and other income of $503 million.

Disclosure Controls and Procedures

Based on their evaluations as of December 31, 2007, the President and Chief Executive Officer, and the Vice-President, Finance, Canada, the Vice-President, Finance, United States and the Vice-President, Finance, Europe have concluded that the Company's disclosure controls and procedures are effective at the reasonable assurance level in ensuring that information relating to the Company which is required to be disclosed in reports filed under provincial and territorial securities legislation is: (a) recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation, and (b) accumulated and communicated to the Company's senior management, including the President and Chief Executive Officer, and the Vice-President, Finance, Canada, the Vice-President, Finance, United States and the Vice-President, Finance, Europe, as appropriate, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. During the fourth quarter of 2007, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Transactions with Related Parties

In the normal course of business, Great-West Life provided insurance benefits to other companies within the Power Financial Corporation, Lifeco's parent, group of companies. In all cases, transactions were at market terms and conditions.

During the year, Great-West Life provided to and received from IGM Financial Inc. and its subsidiaries (IGM), a member of the Power Financial Corporation group of companies, certain administrative services. Great-West Life also provided life insurance, annuity and disability insurance products under a distribution agreement with IGM. London Life provided distribution services to IGM. All transactions were provided on terms and conditions at least as favourable as market terms and conditions.

At December 31, 2007 the Company held $13 million ($13 million in 2006) principal amount of debentures issued by IGM.

During 2007, Great-West Life, London Life, Canada Life and segregated funds maintained by London Life purchased residential mortgages of $154 million from IGM ($292 million in 2006). Great-West Life and London Life sold residential mortgages of $4 million ($4 million in 2006) to segregated funds maintained by Great-West Life and $98 million ($96 million in 2006) to segregated funds maintained by London Life. All transactions were at market terms and conditions.

During 2007, GWL&A received $81 million of funds ($76 million in 2006) that were invested by affiliated mutual funds and other investment options of the Company's segregated funds. The Company recorded this transaction as premium income in the general account. All transactions were at market terms and conditions.

TRANSLATION OF FOREIGN CURRENCY

Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Period ended	**Dec. 31 2007**	**Sept. 30 2007**	**June 30 2007**	**Mar. 31 2007**	Dec. 31 2006	Sept. 30 2006	June 30 2006	Mar. 31 2006
United States dollar								
Balance Sheet	**$0.99**	$1.00	$1.06	$1.15	$1.17	$1.12	$1.12	$1.17
Income and Expenses	**$0.98**	$1.05	$1.10	$1.17	$1.13	$1.13	$1.14	$1.15
British pound								
Balance Sheet	**$1.96**	$2.03	$2.13	$2.27	$2.28	$2.09	$2.06	$2.03
Income and Expenses	**$2.01**	$2.11	$2.18	$2.29	$2.09	$2.06	$2.04	$2.02
Euro								
Balance Sheet	**$1.44**	$1.42	$1.44	$1.54	$1.54	$1.41	$1.42	$1.42
Income and Expenses	**$1.42**	$1.44	$1.48	$1.54	$1.42	$1.41	$1.40	$1.39

SEGREGATED AND MUTUAL FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds, mutual funds or the claims payments related to administrative services only (ASO) group health contracts. However, the Company does earn fee and other income related to these contracts. Segregated funds, mutual funds and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

Additional information relating to Lifeco, including Lifeco's most recent financial statements, CEO/CFO certification and Annual Information Form are available at www.sedar.com.

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